Filed pursuant to Rule 253(g)(2)
File No. 024-10717

OFFERING CIRCULAR

DATED SEPTEMBER 17, 2018

RSE COLLECTION, LLC

41 W 25th STREET, 8th FLOOR, NEW YORK, NY 10010

(347-952-8058) Telephone Number

www.rallyrd.com

		Series Membership Interests Overview
		Price to Public	Underwriting Discounts and Commissions (1)(2)(3)	Proceeds to Issuer	Proceeds to Other Persons

Series #69BM1	Per Unit	$57.50		$57.50
	Total Minimum	$103,500		$103,500
	Total Maximum	$115,000		$115,000

Series #88LJ1	Per Unit	$67.50		$67.50
	Total Minimum	$121,500		$121,500
	Total Maximum	$135,000		$135,000

Series #85FT1	Per Unit	$82.50		$82.50
	Total Minimum	$148,500		$148,500
	Total Maximum	$165,000		$165,000

Series #55PS1	Per Unit	$212.50		$212.50
	Total Minimum	$382,500		$382,500
	Total Maximum	$425,000		$425,000

Series #83FB1	Per Unit	$70.00		$70.00
	Total Minimum	$345,000		$345,000
	Total Maximum	$350,000		$350,000

Series #93XJ1	Per Unit	$99.00		$99.00
	Total Minimum	$445,500		$445,500
	Total Maximum	$495,000		$495,000

Series #95BL1	Per Unit	$59.25		$59.25
	Total Minimum	$106,650		$106,650
	Total Maximum	$118,500		$118,500

Series #90FM1	Per Unit	$8.25		$8.25
	Total Minimum	$14,850		$14,850
	Total Maximum	$16,500		$16,500

Series #89PS1	Per Unit	$82.50		$82.50
	Total Minimum	$148,500		$148,500
	Total Maximum	$165,000		$165,000

Series #98DV1	Per Unit	$65.00		$65.00
	Total Minimum	$117,000		$117,000
	Total Maximum	$130,000		$130,000

Series #80LC1	Per Unit	$127.00		$127.00
	Total Minimum	$571,500		$571,500
	Total Maximum	$635,000		$635,000

Series #06FS1	Per Unit	$39.80	$39.80
	Total Minimum	$174,125	$174,125
	Total Maximum	$209,000	$209,000

Series #72FG1	Per Unit	$63.00	$63.00
	Total Minimum	$287,280	$287,280
	Total Maximum	$345,000	$345,000

Note: Amounts for Series #06FS1 and Series #72FG1 are subject to final execution of purchase option agreements.

(1) Cuttone & Company, LLC will be acting as an executing broker and entitled to a Brokerage Fee as reflected herein and described in greater detail under “Plan of Distribution and Subscription Procedure – Broker” and “– Fees and Expenses”.

(2) As of the date hereof with respect to all offerings of the Company, DriveWealth, LLC will be acting as custodian of interests and hold brokerage accounts for interest holders in connection with the Company’s offerings and will be entitled to a Custody Fee as reflected herein and described in greater detail under “Plan of Distribution and Subscription Procedure – Custodian” and “– Fees and Expenses”. For all offerings of the Company which closed prior to the date hereof or have already been launched, interests will be transferred into the DriveWealth brokerage accounts upon consent of the individual investors who purchased such shares or have transferred money into escrow in anticipation of purchasing such shares at the close of the currently ongoing offerings.

(3) No underwriter has been engaged in connection with the Offering.  We intend to distribute all offerings of membership interests in any series of the Company principally through the Rally Rd.™ Platform as described in greater detail under “Plan of Distribution and Subscription Procedure”.

RSE Collection, LLC, a Delaware series limited liability company (“we,” “us,” “our,” “RSE Collection” or the “Company”) is offering, on a best efforts basis, a minimum (the “Minimum”) to a maximum (the “Maximum”) membership interests of each of the following series of the Company as described below:

1,800 (Minimum) to 2,000 (Maximum) membership interests:

Series #98DV1 (the “Series #98DV1 Interests”, the offering of which is described as the “Series #98DV1 Offering”).

4,500 (Minimum) to 5,000 (Maximum) membership interests:

Series #83FB1 (the “Series #83FB1 Interests”, the offering of which is described as the “Series #83FB1 Offering”),

Series #93XJ1 (the “Series #93XJ1 Interests”, the offering of which is described as the “Series #93XJ1 Offering”),

Series #80LC1 (the “Series #80LC1 Interests”, the offering of which is described as the “Series #80LC1 Offering”), and

4,375 (Minimum) to 5,251 (Maximum) membership interests:

Series #06FS1 (the “Series #06FS1 Interests”, the offering of which is described as the “Series #06FS1 Offering”).

4,560 (Minimum) to 5,476 (Maximum) membership interests:

Series #72FG1 (the “Series #72FG1 Interests”, the offering of which is described as the “Series #72FG1 Offering”).

All of the series of the Company offered hereunder may collectively be referred to herein as the “Series” and each, individually, as a “Series”.  The interests of all series described above may collectively be referred to herein as the “Interests” and each, individually, as an “Interest” and the offerings of the Interests may collectively be referred to herein as the “Offerings” and each, individually, as an “Offering”.  See “Description of the Interests Offered” for additional information regarding the Interests.

An Offering Circular, presented in Offering Circular format, was filed with the Securities and Exchange Commission with respect to the Series #69BM1 Offering and was qualified by the Commission on August 10, 2017 (the “Original Offering Circular”).  This Post-Effective Amendment No. 7 to the Original Offering Circular describes the Series #69BM1 Offering, Series #85FT1 Offering, Series #88LJ1 Offering, Series #55PS1 Offering, Series #95BL1 Offering, Series #89PS1 Offering, Series #90FM1 Offering (offerings for Interests in these Series have closed at the time of this filing) and Series #83FB1 Offering and Series #93XJ1 Offering (with respect to the interests in these offerings unsubscribed as of the qualification date) and also describes the Series #98DV1 Offering, Series #80LC1 Offering Series #06FS1 Offering and Series #72FG1 Offering (the “Offering Circular”).

Sale of the Series #69BM1 Interests began on November 20, 2017 to a maximum of 2,000 qualified purchasers (no more than 500 of which may be non-“accredited investors”) and the Series #69BM1 Offering closed on February 7, 2018.

Sale of the Series #85FT1 Interests began on November 23, 2017 to a maximum of 2,000 qualified purchasers (no more than 500 of which may be non-“accredited investors”) and the Series #85FT1 Offering closed on February 15, 2018.

Sale of the Series #88LJ1 Interests began on February 9, 2018 to a maximum of 2,000 qualified purchasers (no more than 500 of which may be non-“accredited investors”) and the Series #88LJ1 Offering closed on April 12, 2018.

Sale of the Series #55PS1 Interests began on April 2, 2018 to a maximum of 2,000 qualified purchasers (no more than 500 of which may be non-“accredited investors”) and the Series #55PS1 Offering closed on June 6, 2018.

Sale of the Series #95BL1 Interests began on June 1, 2018 to a maximum of 2,000 qualified purchasers (no more than 500 of which may be non-“accredited investors”) and the Series #95BL11 Offering closed on July 12, 2018.

Sale of the Series #89PS1 Interests began on July 23, 2018 to a maximum of 2,000 qualified purchasers (no more than 500 of which may be non-“accredited investors”) and the Series #89PS1 Offering closed on July 31, 2018.

2

Sale of the Series #90FM1 Interests began on July 24, 2018 to a maximum of 2,000 qualified purchasers (no more than 500 of which may be non-“accredited investors”) and the Series #90FM1 Offering closed on July 31, 2018.

Sale of the Series #83FB1 Interest began on July 23, 2018 to a maximum of 2,000 qualified purchasers (no more than 500 of which may be non-“accredited investors”).

Sale of the Series #93XJ1 Interests began on August 22, 2018 to a maximum of 2,000 qualified purchasers (no more than 500 of which may be non-“accredited investors”).

Sale of the Series #98DV1 Interests are expected to begin in the third quarter of 2018 to a maximum of 2,000 qualified purchasers per Series (no more than 500 of which may be non-“accredited investors”).

Sale of the Series #80LC1 Interests, Series #06FS1 Interests and Series #72FG1 Interests are expected to begin in the fourth quarter of 2018 to a maximum of 2,000 qualified purchasers per Series (no more than 500 of which may be non-“accredited investors”).

A purchaser of the Interests may be referred to herein as an “Investor” or “Interest Holder”.  There will be a separate closing with respect to each Offering (each, a “Closing”). The Closing of an Offering will occur on the earliest to occur of (i) the date subscriptions for the Maximum Interests for a Series have been accepted or (ii) a date determined by the Manager (defined below) in its sole discretion, provided that subscriptions for the Minimum Interests of such Series have been accepted.  If Closing has not occurred, an Offering shall be terminated upon (i) the date which is one year from the date such Offering Circular or Amendment, as applicable, is qualified by the U.S. Securities and Exchange Commission (the “Commission”) which period may be extended with respect to a particular Series by an additional six months by the Manager in its sole discretion, or (ii) any date on which the Manager elects to terminate the Offering for a particular Series in its sole discretion.  No securities are being offered by existing security-holders. In the case of Series #83FB1, the Company has a purchase option to acquire the Underlying Asset, which it will exercise upon the Closing of the Series #83FB1 Offering. This purchase option expired on January 31, 2018 and has been extended to September 30, 2018 and may be further extended. In the case Series #83FB1 Offering does not close before or on September 30, 2018, or we are unable to negotiate an extension of this purchase option, whichever the case may be, the Series #83FB1 Offering will be terminated. In the case of Series #93XJ1, the Company had purchase option to acquire the Underlying Asset, which it exercised in July 2018, financed through a loan from an officer of the Manager and non-interest-bearing loans from the Manager. The loans from the officer of the Manager and the Manager will be repaid using the proceeds from the Series #93XJ1 Offering upon the Closing. In the case of Series #80LC1, the Company has entered into a purchase option agreement to acquire majority equity stake (92.5%) in the Underlying Asset, which it will exercise upon the Closing of the Series #80LC1 Offering. This purchase option expires on September 23, 2018 and may be further extended. In the case Series #80LC1 Offering does not close on or before September 23, 2018, or we are unable to negotiate an extension of this purchase option, whichever the case may be, the Series #80LC1 Offering will be terminated. In the case of Series #06FS1, the Company is currently negotiating a purchase option agreement to acquire the Underlying Asset, which it plans to exercise upon the Closing of the Series #06FS1 Offering. This purchase option is expected to have a term of three months and may be further extended. In the case Series #06FS1 Offering does not close within the term of the purchase option agreement, or we are unable to negotiate an extension of this purchase option, whichever the case may be, the Series #06FS1 Offering will be terminated. In the case of Series #72FG1, the Company is currently negotiating a purchase option agreement to acquire the Underlying Asset, which it plans to exercise upon the Closing of the Series #72FG1 Offering. This purchase option is expected to have a term of three months and may be further extended. In the case Series #72FG1 Offering does not close within the term of the purchase option agreement, or we are unable to negotiate an extension of this purchase option, whichever the case may be, the Series #72FG1 Offering will be terminated.

Each Offering is being conducted under Regulation A (17 CFR 230.251 et. seq.) and the information contained herein is being presented in Offering Circular format.  The Company is not offering, and does not anticipate selling, Interests in any of the Offerings in any state where Cuttone & Company, LLC is not registered as a broker-dealer. The subscription funds advanced by prospective Investors as part of the subscription process will be held in a non-interest-bearing escrow account with Atlantic Capital Bank, N.A. and will not be commingled with the operating account of the Series, until, if and when there is a Closing with respect to that Investor.  See “Plan of Distribution and Subscription Procedure” and “Description of Interests Offered” for additional information.

GENERALLY, NO SALE MAY BE MADE TO YOU IN ANY OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO HTTP://WWW.INVESTOR.GOV.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration. This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy, nor may there be any sales of these securities in, any state in which such offer, solicitation or sale would be unlawful before registration or qualification of the offer and sale under the laws of such state.

An investment in the Interests involves a high degree of risk. See “Risk Factors” on Page 13 for a description of some of the risks that should be considered before investing in the Interests.

3

TABLE OF CONTENTS

RSE COLLECTION, LLC

SECTIONPAGE

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS3

OFFERING SUMMARY4

RISK FACTORS13

POTENTIAL CONFLICTS OF INTEREST24

DILUTION28

USE OF PROCEEDS – Series #69BM129

USE OF PROCEEDS – Series #85FT131

USE OF PROCEEDS – Series #88LJ133

USE OF PROCEEDS – Series #55PS135

USE OF PROCEEDS – Series #83FB137

USE OF PROCEEDS – Series #93XJ139

USE OF PROCEEDS – Series #95BL141

USE OF PROCEEDS – Series #90FM143

USE OF PROCEEDS – Series #89PS145

USE OF PROCEEDS – Series #98DV147

USE OF PROCEEDS – Series #80LC149

USE OF PROCEEDS – Series #06FS151

USE OF PROCEEDS – Series #72FG153

DESCRIPTION OF THE SERIES BOSS MUSTANG55

DESCRIPTION OF THE SERIES FERRARI TESTAROSSA60

DESCRIPTION OF THE SERIES LAMBORGHINI JALPA65

DESCRIPTION OF THE SERIES Porsche Speedster69

DESCRIPTION OF THE SERIES FERRARI 51275

DESCRIPTION OF THE SERIES Jaguar XJ22079

Description of the Series BMW M3 Lightweight83

DESCRIPTION OF THE SERIES FOrd Mustang 7-up edition88

DESCRIPTION OF THE SERIES Porsche 911 Speedster92

DESCRIPTION OF THE SERIES DODGE VIPER GTS-R96

DESCRIPTION OF THE SERIES LAMBORGHINI COUNTACH LP400 S TURBO100

DESCRIPTION OF THE SERIES FERRARI F430 SPIDER104

DESCRIPTION OF THE SERIES FERRARI 365 GTC/4107

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION110

PLAN OF DISTRIBUTION AND SUBSCRIPTION PROCEDURE121

DESCRIPTION OF THE BUSINESS129

MARKET OPPORTUNITY139

MANAGEMENT141

COMPENSATION148

PRINCIPAL INTEREST HOLDERS150

DESCRIPTION OF INTERESTS OFFERED152

MATERIAL UNITED STATES TAX CONSIDERATIONS158

WHERE TO FIND ADDITIONAL INFORMATION161

RSE COLLECTION, LLC FINANCIAL STATEMENTSF-1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Offering Circular includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of the Company, the Manager, each series of the Company and the Rally Rd.™ Platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates”, “believes”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “might”, “plans”, “possible”, “potential”, “predicts”, “projects”, “seeks”, “should”, “will”, “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Offering Circular are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither the Company nor the Manager can guarantee future performance, or that future developments affecting the Company, the Manager or the Rally Rd.™ Platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described below under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

OFFERING SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere herein and, in the Exhibits, hereto.  You should read the entire Offering Circular and carefully consider, among other things, the matters set forth in the section captioned “Risk Factors.”  You are encouraged to seek the advice of your attorney, tax consultant, and business advisor with respect to the legal, tax, and business aspects of an investment in the Interests.  All references in this Offering Circular to “$” or “dollars” are to United States dollars.

The Company:The Company is RSE Collection, LLC, a Delaware series limited liability company formed August 24, 2016.

Underlying Asset(s):It is not anticipated that any Series would own any assets other than its respective Underlying Asset, plus cash reserves for maintenance, storage, insurance and other expenses pertaining to each Underlying Asset and amounts earned by each Series from the monetization of the Underlying Asset.

The Series #69BM1 Asset is a 1969 Ford Mustang Boss 302 (or “Series Boss Mustang”).  See “Description of the Series Boss Mustang” for further details.

The Series #88LJ1 Asset is a 1988 Lamborghini Jalpa (or “Series Lamborghini Jalpa”). See “Description of the Series Lamborghini Jalpa” for further details.

The Series #85FT1 Asset is a 1985 Ferrari Testarossa (or “Series Ferrari Testarossa”). See “Description of the Series Ferrari Testarossa” for further details.

The Series #55PS1 Asset is a 1955 Porsche Speedster (or “Series Porsche Speedster”). See “Description of the Series Porsche Speedster” for further details.

The Series #83FB1 Asset is a 1983 Ferrari 512 BBi (or “Series Ferrari 512”). See “Description of the Series Ferrari 512” for further details.

The Series #93XJ1 Asset is a 1993 Jaguar XJ220 (or “Series Jaguar XJ220”). See “Description of the Series Jaguar XJ220” for further details.

The Series #95BL1 Asset is a 1995 BMW M3 Lightweight (or “Series BMW M3 Lightweight”). See “Description of the Series BMW M3 Lightweight” for further details.

The Series #90FM1 Asset is a 1990 Ford Mustang 7-Up Edition (or “Series Ford Mustang 7-Up Edition”). See “Description of the Series Ford Mustang 7-Up Edition” for further details.

The Series #89PS1 Asset is a 1989 Porsche 911 Speedster (or “Series Porsche 911 Speedster”). See “Description of the Series Porsche 911 Speedster” for further details.

The Series #98DV1 Asset is a 1998 Dodge Viper GTS-R (or “Series Dodge Viper GTS-R”). See “Description of the Series Dodge Viper GTS-R” for further details.

The Series #80LC1 Asset is a 1980 Lamborghini Countach LP400 S Turbo (or “Series Lamborghini Countach LP400 S Turbo”). See “Description of the Series Lamborghini Countach LP400 S Turbo” for further details.

The Series #06FS1 Asset is a 2006 Ferrari F430 Spider (or “Series Ferrari F430 Spider”). See “Description of the Series Ferrari F430 Spider” for further details.

The Series #72FG1 Asset is a 1972 Ferrari 365 GTC/4 (or “Series Ferrari 365 GTC/4”). See “Description of the Series Ferrari 365 GTC/4” for further details.

The Series Boss Mustang, Series Lamborghini Jalpa, the Series Ferrari Testarossa, the Series Porsche Speedster, the Series Ferrari 512, the Series Jaguar XJ220, the Series BMW M3 Lightweight, the Series Ford Mustang 7-Up Edition, the Series Porsche 911 Speedster, the Series Dodge Viper GTS-R, the Series Lamborghini Countach LP400 S Turbo, the Series Ferrari 365 GTC/4 and the Series Ferrari F430 Spider may be referred to herein, collectively, as the “Underlying Assets” or each, individually, as an “Underlying Asset”. An individuals, dealer or auction company which owns an underlying asset prior to a purchase of an underlying asset by the Company in advance of a potential offering or the closing of an offering from which proceeds are used to acquire the underlying asset may be referred to herein as an “Automobile Seller”.

Securities offered:Investors will acquire membership interests in a Series of the Company, each of which is intended to be a separate series of the Company for purposes of assets and liabilities.  It is intended that owners of interest in a Series will only have assets, liabilities, profits and losses pertaining to the specific Underlying Assets owned by that Series.  For example, an owner of interests in Series #69BM1 will only have an interest in the assets, liabilities, profits and losses pertaining to the Series Boss Mustang and its related operations.  See the “Description of Interests Offered” section for further details.  The Interests will be non-voting except with respect to certain matters set forth in the Second Amended and Restated Limited Liability Company Agreement of the Company (the “Operating Agreement”).  The purchase of membership interests in a Series of the Company is an investment only in that Series (and with respect to that Series’ Underlying Asset) and not an investment in the Company as a whole.

Investors:Each Investor must be a “qualified purchaser.”  See “Plan of Distribution and Subscription Procedure – Investor Suitability Standards” for further details.  The Manager may, in its sole discretion, decline to admit any prospective Investor, or accept only a portion of such Investor’s subscription, regardless of whether such person is a “qualified purchaser”. Furthermore, the Manager anticipates only accepting subscriptions from prospective Investors located in states where the Broker is registered.

Manager:RSE Markets, Inc., a Delaware corporation, is the manager of the Company and of each Series. RSE Markets, Inc. also owns and operates a mobile app-based platform called Rally Rd.™ (the Rally Rd.™ platform and any successor platform used by the Company for the offer and sale of interests, the “Rally Rd.™ Platform”) through which the Interests are sold.  The Manager will, together with its affiliates, own a minimum of 2% and up to a maximum of 10% of each Series upon the Closing of an Offering.  However, the Manager may sell some or all of the Interests acquired from time to time after the Closing.

Advisory Board:  The Manager intends to assemble an expert network of advisors with experience in relevant industries (an “Advisory Board”) to assist the Manager in identifying, acquiring and managing collectible automobiles.

Broker:The Company has entered into an agreement with Cuttone & Company, LLC (“Cuttone” or the “Broker”), a New York limited liability company and a broker-dealer which is registered with the Commission and will be registered in each state where the Offering will be made prior to the launch of the applicable Offering and with such other regulators as may be required to execute the sale transactions and provide related services in connection with the Offerings.  Cuttone is a member of FINRA and SIPC.

Custodian: The Company has entered into an agreement with DriveWealth, LLC (“DriveWealth” or the “Custodian”), a New Jersey limited liability company and a broker-dealer which is registered with the Commission and each state including the District of Columbia, Puerto

Rico and the U.S. Virgin Islands and with such other regulators as may be required to create brokerage accounts for each Investor for the purpose of holding the Interests issued in any of the Company’s offerings.  Each Investor’ brokerage account will be created as part of the account creation process on the Rally Rd.TM Platform and all Investors who previously purchased Interests in Offerings, ongoing or closed, of the Company will be required to opt-in to allow DriveWealth to create a brokerage account for them and transfer previously issued Interests into such brokerage accounts. DriveWealth is a member of FINRA and SIPC.

Price per Interest:The offering price per Series #69BM1 Interest was $57.50 (Closed).

The offering price per Series #85FT1 Interest was $82.50 (Closed).

The offering price per Series #88LJ1 Interest was $67.50 (Closed).

The offering price per Series #55PS1 Interest was $212.50 (Closed).

The offering price per Series #95BL1 Interest was $59.25 (Closed).

The offering price per Series #90FM1 Interest was $8.25 (Closed).

The offering price per Series #89PS1 Interest was $82.50 (Closed).

The offering price per Series #83FB1 Interest is $70.00 (Offering launched).

The offering price per Series #93XJ1 Interest will be $99.00 (Offering launched).

The offering price per Series #98DV1 Interest will be $65.00 (Offering not yet launched).

The offering price per Series #80LC1 Interest will be $127.00 (Offering not yet launched).

The offering price per Series #06FS1 Interest will be $39.80 (Offering not yet launched and subject to final execution of purchase option agreement).

The offering price per Series #72FG1 Interest will be $63.00 (Offering not yet launched and subject to final execution of purchase option agreement).

Minimum and
maximum

Interest purchase:The minimum subscription by an Investor is one (1) Interest in a Series and the maximum subscription by any Investor is for Interests representing 10% of the total Interests of a Series, although such maximum thresholds may be waived by the Manager in its sole discretion.  The Purchase Price will be payable in cash at the time of subscription.

Offering size:The Company may offer and sell a Minimum to and a Maximum of Interests in each Offering as described below. The Manager must own a minimum of 2% and may own a maximum of 10% of Interests of each Series at the Closing of its Offering, but the Manager may sell all or part of its Interests in each Series at any time after the Closing.

1,800 (Minimum) to 2,000 (Maximum) Interests:

-

-The Maximum Aggregate Amount of the Series #98DV1 Offering is $130,000.

4,500 (Minimum) to 5,000 (Maximum) Interests:

-The Maximum Aggregate Amount of the Series #83FB1 Offering is $350,000.

-The Maximum Aggregate Amount of the Series #93XJ1 Offering is $495,000.

-The Maximum Aggregate Amount of the Series #80LC1 Offering is $635,000.

4,375 (Minimum) to 5,251 (Maximum) Interests:

-The Maximum Aggregate Amount of the Series #06FS1 Offering is $209,000 (subject to final execution of purchase option agreement).

4,560 (Minimum) to 5,476 (Maximum) Interests:

-The Maximum Aggregate Amount of the Series #72FG1 Offering is $345,000 (subject to final execution of purchase option agreement).

Escrow Agent:Atlantic Capital Bank, N.A., a Georgia banking corporation.

Escrow:The subscription funds advanced by prospective Investors as part of the subscription process will be held in a non-interest-bearing escrow account with Escrow Agent and will not be commingled with the operating account of any Series, until if and when there is a Closing with respect to that Investor.

When the Escrow Agent has received instructions from the Manager or the Broker that the Offering will close, and the Investor’s subscription is to be accepted (either in whole or part), then the Escrow Agent shall disburse such Investor’s subscription proceeds in its possession to the account of the Series. Amounts paid to the Escrow Agent are categorized as Offering Expenses.

If the applicable Offering is terminated without a Closing, or if a prospective Investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, such amounts placed into escrow by prospective Investors will be returned promptly to them without interest.  Any costs and expenses associated with a terminated offering will be borne by the Manager.

Offering Period:There will be a separate closing for each Offering. The Closing of an Offering for a particular Series will occur on the earliest to occur of (i) the date subscriptions for the Maximum Interests of such Series have been accepted by the Manager or (ii) a date determined by the Manager in its sole discretion, provided that subscriptions for the Minimum Interests of such Series have been accepted.  If the Closing for a Series has not occurred, the applicable Offering shall be terminated upon (i) the date which is one year from the date this Offering Circular is qualified by the Commission, which period may be extended by an additional six months by the Manager in its sole discretion, or (ii) any date on which the Manager elects to terminate such Offering in its sole discretion. In the case of Series #83FB1, the Company has a purchase option to acquire the Underlying Asset, which it will exercise upon the Closing of the Series #83FB1 Offering. This purchase option expired on January 31, 2018 and has been extended to September 30, 2018 and may be further extended. In the case Series #83FB1 Offering does not close before or on September 30, 2018, or the extension, whichever the case may be, the Series #83FB1 Offering will be terminated. In the case of Series #93XJ1, the Company exercised its option to acquire the Underlying Asset in July 2018, financed through a loan from an officer of the Manager and a non-interest-bearing loan from the Manager. The loans will be repaid from the proceeds of the Series #93XJ1 Offering upon Closing. In the case of Series #80LC1, the Company has entered into a purchase option agreement to acquire majority equity stake (92.5%) in the Underlying Asset, which it will exercise upon the Closing of the Series #80LC1 Offering. This purchase option expires on September 23, 2018 and may be further extended. In the case Series #80LC1 Offering does not close on or before September 23, 2018, or we are unable to negotiate an extension of this purchase option, whichever the case may be, the Series #80LC1 Offering will be terminated. In the case of Series #06FS1, the Company is currently negotiating a purchase option agreement to acquire the Underlying Asset, which it plans to exercise upon the Closing of the Series

#06FS1 Offering. This purchase option is expected to have a term of three months and may be further extended. In the case Series #06FS1 Offering does not close within the term of the purchase option agreement, or we are unable to negotiate an extension of this purchase option, whichever the case may be, the Series #06FS1 Offering will be terminated. In the case of Series #72FG1, the Company is currently negotiating a purchase option agreement to acquire the Underlying Asset, which it plans to exercise upon the Closing of the Series #72FG1 Offering. This purchase option is expected to have a term of three months and may be further extended. In the case Series #72FG1 Offering does not close within the term of the purchase option agreement, or we are unable to negotiate an extension of this purchase option, whichever the case may be, the Series #72FG1 Offering will be terminated.

Lock-Up Period:Upon the Closing of an Offering for a particular Series, a 90-day lock-up period will commence starting the day of the Closing, before Interests in the particular Series may be transferred by any investor in such Series.

Additional Investors:The Manager and its affiliates must purchase a portion of the Interests in each Series (a minimum of 2% and up to a maximum of 10%) offered hereunder upon the Closing of the applicable Offering.  In addition, the Automobile Seller may purchase a portion of the Interests in each Series or may be offered Interests of such Series as a portion of the purchase price for such Underlying Asset.  The Manager may sell its Interests in any Series or all Series pursuant to this Offering Statement, or any amendments thereto, from time to time after the Closing of the applicable Offering.

Use of proceeds:The proceeds received by a Series from its respective Offering will be applied in the following order of priority upon the Closing:

(i) Brokerage Fee: A fee payable to the Cuttone equal to 0.75% of the amount raised through the Offering (which excludes any Interests purchased by the Manager, its affiliates or the Automobile Sellers) as compensation for brokerage services;

(ii) Asset Cost of the Underlying Asset: Actual cost of the Underlying Asset paid to the Automobile Seller (which may have occurred prior to the Closing).

The Underlying Asset for each of Series #69BM1, Series #88LJ1, Series #85FT1, Series #95BL1 and Series #98DV1 was acquired by the Company prior to its Closing with funds loaned to the Company by the Manager or a director or officer of the Manager or a third party.

The Company currently holds an option to purchase the Underlying Asset for each of Series #83FB1, Series #80LC1, Series #06FS1 and Series #72FG1from its Automobile Sellers. The Underlying Asset for each of Series #83FB1, Series #80LC1, Series #06FS1 and Series #72FG1will be acquired upon the Closing of the Offering for each of Series #83FB1, Series #80LC1, Series #06FS1 and Series #72FG1 with the proceeds from the Series #83FB1 Offering, Series #80LC1 Offering, Series #06FS1 Offering and Series #72FG1 Offering and any payments in respect of such options will be paid from the proceeds of the Series #83FB1 Offering, Series #80LC1 Offering, Series #06FS1 Offering and Series #72FG1 Offering.

(iii) Offering Expenses: In general, these costs include actual legal, accounting, escrow, underwriting, filing, wire-transfer, compliance costs and custody fees incurred by the Company in connection with an Offering (and excludes ongoing costs described in Operating Expenses), as applicable, paid to legal advisors, brokerage, escrow, underwriters, printing, financial institutions, accounting firms and the Custodian, as the case may be. The custody fee, as of the date hereof, is a fee payable to the DriveWealth equal to 0.75% of the amount raised through the Offering, but at a minimum $500 per

Offering (the “Custody Fee”), as compensation for custody service related to the Interests issued and placed into DriveWealth brokerage accounts on behalf of the Interest Holders;

In the case of the Series #69BM1 Offering, Series #88LJ1 Offering, Series #85FT1 Offering, Series #55PS1 Offering, Series #83FB1 Offering, Series #93XJ1 Offering, Series #95BL1 Offering, Series #90FM1 Offering, Series #89PS1 Offering, Series #98DV1 Offering, Series #80LC1 Offering, Series #06FS1 Offering and Series #72FG1 Offering the Manager has agreed to pay, and not be reimbursed for, Offering Expenses in respect of these offerings. Except that in the case of the Series #83FB1 Offering, Series #93XJ1 Offering, the Series #95BL1 Offering, the Series #90FM1 Offering, the Series #89PS1 Offering, Series #98DV1 Offering , Series #80LC1 Offering, Series #06FS1 Offering and Series #72FG1 Offering the Custody Fee will be funded from proceeds of the respective offerings. For all previously launched or closed offerings the Manager will pay the Custodian the Custody Fee upon transfer of the respective Interests into the DriveWealth brokerage accounts from the books of the Company, but will not be reimbursed;

(iv) Acquisition Expenses: These include costs associated with the evaluation, investigation and acquisition of the Underlying Asset, plus any interest accrued on loans made to the Company by the Manager, a director, an officer or a third person for funds used to acquire the Underlying Asset or any options in respect of such purchase.  Any such loans to affiliates of the Company accrue interest at the Applicable Federal Rate (as defined in the Internal Revenue Code) and other loans and options accrue as described herein.

(v) Sourcing Fee to the Manager: A fee paid to the Manager as compensation for identifying and managing the acquisition of the Underlying Asset, not to exceed the maximum sourcing fee set forth below for the applicable Series.

Series Name	Maximum Sourcing Fee (1)
Series #69BM1 (Series Boss Mustang)	$2,986 (2)
Series #85FT1 (Series Ferrari Testarossa)	$0 (2)
Series #88LJ1 (Series Lamborghini Jalpa)	$578 (2)
Series #55PS1 (Series Porsche Speedster)	$0 (2)
Series #83FB1 (Series Ferrari 512)	$9,592
Series #93XJ1 (Series Jaguar XJ220)	$0
Series #95BL1 (Series BMW M3 Lightweight)	$1 (2)
Series #90FM1 (The Series Ford Mustang 7-Up Edition)	$340 (2)
Series #89PS1 (Series Porsche 911 Speedster)	$1,771 (2)
Series #98DV1 (Series Dodge Viper GTS-R)	$2,487
Series #80LC1 (Series Lamborghini Countach LP400 S Turbo)	$9,357
Series #06FS1 (Series Ferrari F430 Spider)	$1,826

Series #72FG1 (Series Ferrari 365 GTC/4)	$3,563

(1)Note: Maximum Sourcing Fee assumes that 100% of Interests in each Offering are sold, of which the Manager acquires 10%.

(2)Note: Fees represent actual fees paid at closing of the offerings.

The Manager pays the Offering Expenses and Acquisition Expenses on behalf of each Series and is reimbursed for the Acquisition Expenses by the Series from the proceeds of a successful Offering.  See “Use of Proceeds” and “Plan of Distribution and Subscription Procedure – Fees and Expenses” sections for further details.

Operating expenses:“Operating Expenses” are costs and expenses attributable to the activities of the Series (collectively, “Operating Expenses”) including:

•costs incurred in managing the Underlying Asset, including, but not limited to storage, maintenance and transportation costs (other than transportation costs described in Acquisition Expenses);

•costs incurred in preparing any reports and accounts of the Series, including any tax filings and any annual audit of the accounts of the Series (if applicable) or costs payable to any third-party registrar or transfer agent and any reports to be filed with the Commission including periodic reports on Forms 1-K, 1-SA and 1-U;

•any indemnification payments; and

•any and all insurance premiums or expenses in connection with the Underlying Asset, including insurance required for utilization at and transportation of the Underlying Asset to events under Membership Experience Programs (as described in “Description of the Business – Business of the Company”) (excluding any insurance taken out by a corporate sponsor or individual paying to showcase an asset at an event but including, if obtained, directors and officers insurance of the directors and officers of the Manager or the Asset Manager).

The Manager has agreed to pay and not be reimbursed for Operating Expenses incurred prior to the Closing with respect to Series #83FB1, Series #93XJ1, Series #98DV1, Series #80LC1, Series #06FS1 and Series #72FG1. Operating Expenses of a Series incurred post-Closing shall be the responsibility of the applicable Series.  However, if the Operating Expenses of a particular Series exceed the amount of reserves retained by or revenues generated from the applicable Underlying Asset, the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to such Series, on which the Manager may impose a reasonable rate of interest, which shall not be lower than the Applicable Federal Rate (as defined in the Internal Revenue Code), and be entitled to reimbursement of such amount from future revenues generated by the applicable Underlying Asset (an “Operating Expenses Reimbursement Obligation”), or (c) cause additional Interests to be issued in the applicable Series in order to cover such additional amounts.

No Series generated any revenues in 2017 and we don’t expect any Series to generate any revenue until the late 2018 or early 2019, if at all, and expect each Series to incur Operating Expenses Reimbursement Obligations, and for the Manager to pay such Operating Expenses incurred and not seek reimbursement, to the extent such Series does not have sufficient reserves for such expenses.  See discussion of “Description of the Business – Operating Expenses” for additional information.

Further issuance of

Interests: A further issuance of Interests of a Series may be made in the event the Operating Expenses of that Series exceed the income generated from its Underlying Asset and cash reserves of that Series.  This may occur if the Company does not take out sufficient amounts under an Operating Expenses Reimbursement Obligation or if the Manager does not pay for such Operating Expenses without seeking reimbursement.

Asset Manager:RSE Markets, Inc. will serve as the asset manager responsible for managing each Series’ Underlying Asset (the “Asset Manager”) as described in the Asset Management Agreement for each Series.

Free Cash Flow: Free Cash Flow for a particular series equals its net income (as determined under U.S. generally accepted accounting principles (“GAAP”)) plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) less any capital expenditures related to its Underlying Asset.  The Manager may maintain Free Cash Flow funds in separate deposit accounts or investment accounts for the benefit of each Series.

Management Fee:As compensation for the services provided by the Asset Manager under the Asset Management Agreement for each Series, the Asset Manager will be paid a semi-annual fee equal to 50% of any Free Cash Flow generated by a particular Series.  The Management Fee will only become due and payable if there is sufficient Free Cash Flow to distribute as described in Distribution Rights below.  For tax and accounting purposes the Management Fee will be accounted for as an expense on the books of the Series.

Distribution Rights:The Manager has sole discretion in determining what distributions of Free Cash Flow, if any, are made to Interest Holders of a Series. Any Free Cash Flow generated by a Series from the utilization of its Underlying Asset shall be applied by that Series in the following order of priority:

repay any amounts outstanding under Operating Expenses Reimbursement Obligations for that Series, plus accrued interest;

thereafter to create such reserves for that Series as the Manager deems necessary, in its sole discretion, to meet future Operating Expenses of that Series; and;

thereafter, no less than 50% (net of corporate income taxes applicable to that Series) by way of distribution to the Interest Holders of that Series, which may include the Automobile Sellers (as defined below) of its Underlying Asset or the Manager or any of its affiliates, and;

up to 50% to the Asset Manager in payment of the Management Fee for that Series.

Timing of Distributions:The Manager may make semi-annual distributions of Free Cash Flow remaining to Interest Holders of a Series, subject to the Manager’s right, in its sole discretion, to withhold distributions, including the Management Fee, to meet anticipated costs and liabilities of such Series.  The Manager may change the timing of potential distributions to a Series in its sole discretion.

Fiduciary Duties:The Manager may not be liable to the Company, any Series or the Investors for errors in judgment or other acts or omissions not amounting to willful misconduct or gross negligence, since provision has been made in the Operating Agreement for exculpation of the Manager. Therefore, Investors have a more limited right of action than they would have absent the limitation in the Operating Agreement.

Indemnification:None of the Manager, nor any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors of the Manager, members of the Advisory Board, nor persons acting at the request of the Company or any series in certain capacities with respect to other entities (collectively, the “Indemnified Parties”) will be liable to the Company, any Series or any Interest Holders for any act or omission taken by the Indemnified Parties in connection with the business of the Company or a Series that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

The Company or, where relevant, each series of the Company (whether offered hereunder or otherwise) will indemnify the Indemnified Parties out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving as Indemnified Parties with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence. Unless attributable to a specific series or a specific underlying asset, the costs of meeting any indemnification will be allocated pro rata across each series based on the value of each underlying asset.

Transfers:The Manager may refuse a transfer by an Interest Holder of its Interest if such transfer would result in (a) there being more than 2,000 beneficial owners in a Series or more than 500 beneficial owners that are not “accredited investors, ” (b) the assets of a Series being deemed “plan assets” for purposes of ERISA, (c) such Interest Holder holding in excess of 19.9% of a Series, (d) result in a change of U.S. federal income tax treatment of the Company and/or a Series, or (e) the Company, any Series or the Manager being subject to additional regulatory requirements. Furthermore, as the Interests are not registered under the Securities Act of 1933, as amended (the “Securities Act”), transfers of Interests may only be effected pursuant to exemptions under the Securities Act and permitted by applicable state securities laws.  See “Description of Interests Offered – Transfer Restrictions” for more information.

Governing law:The Company and the Operating Agreement will be governed by Delaware law and any dispute in relation to the Company and the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware.  If an Interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement, it would be required to do so in the Delaware Court of Chancery.

RISK FACTORS

The Interests offered hereby are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. There can be no assurance that the Company’s investment objectives will be achieved or that a secondary market would ever develop for the Interests, whether via the Rally Rd.™ Platform, via third party registered broker-dealers or otherwise. The risks described in this section should not be considered an exhaustive list of the risks that prospective Investors should consider before investing in the Interests. Prospective Investors should obtain their own legal and tax advice prior to making an investment in the Interests and should be aware that an investment in the Interests may be exposed to other risks of an exceptional nature from time to time. The following considerations are among those that should be carefully evaluated before making an investment in the Interests.

Risks relating to the structure, operation and performance of the Company

An investment in an Offering constitutes only an investment in that Series and not in the Company or any Underlying Asset.

A purchase of Interests in a Series does not constitute an investment in either the Company or an Underlying Asset directly, or in any other Series of Interest.  This results in limited voting rights of the Investor, which are solely related to a particular Series, and are further limited by the Operating Agreement of the Company, described further herein.  Investors will have voting rights only with respect to certain matters, primarily relating to amendments to the Operating Agreement that would adversely change the rights of the Interest Holders and removal of the Manager for “cause”.  The Manager and the Asset Manager thus retain significant control over the management of the Company, each Series and the Underlying Assets.  Furthermore, because the Interests in a Series do not constitute an investment in the Company as a whole, holders of the Interests in a Series are not expected to receive any economic benefit from, or be subject to the liabilities of, the assets of any other Series.  In addition, the economic interest of a holder in a Series will not be identical to owning a direct undivided interest in an Underlying Asset because, among other things, a Series will be required to pay corporate taxes before distributions are made to the holders, and the Asset Manager will receive a fee in respect of its management of the Underlying Asset.

There is currently no trading market for our securities.

There is currently no public trading market for any Interests, and an active market may not develop or be sustained.  If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Interests at any price.  Even if a public or private market does develop, the market price could decline below the amount you paid for your Interests.

There may be state law restrictions on an Investor’s ability to sell the Interests.

Each state has its own securities laws, often called “Blue Sky” laws, which (1) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for brokers and dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. Also, the broker or dealer must be registered in that state. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by the broker-dealers, if any, who agree to serve as the market-makers for our Interests. There may be significant state Blue Sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Interests.  In addition, Tier 2 of Regulation A limits qualified resales of our Interests to 30% of the aggregate offering price of a particular offering. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification, or opinions to our satisfaction that no such registration or qualification is required.

Lack of operating history.

The Company and each Series were recently formed and have not generated any revenues and have no operating history upon which prospective investors may evaluate their performance. No guarantee can be given that the Company or any Series will achieve their investment objectives, the value of any Underlying Asset will increase or that any Underlying Asset will be successfully monetized.

Limited Investor appetite.

Due to the start-up nature of the Company and the Manager, there can be no guarantee that the Company will reach its funding target from potential investors with respect to any Series or future proposed series of interests. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives by acquiring additional underlying assets through the issuance of further series of interests and monetizing them to generate distributions for Investors. In addition, if the Company is unable to raise funding for additional series of interests, this may impact any investors already holding interests as they will not see the benefits which arise from economies of scale following the acquisition by other series of interests of additional underlying assets and other monetization opportunities (e.g., hosting events with the collection of underlying assets).

There are few, if any, businesses that have pursued a strategy or investment objective similar to the Company’s.

We believe other companies crowdfunding collectible automobiles or proposing to run a platform for crowdfunding of interests in collectible automobiles is very limited to date. The Company and the Interests may not gain market acceptance from potential investors, potential Automobile Sellers or service providers within the collectible automobile industry, including insurance companies, storage facilities or maintenance partners. This could result in an inability of the Manager to operate the Underlying Assets profitably. This could impact the issuance of further series of interests and additional underlying assets being acquired by the Company. This would further inhibit market acceptance of the Company and if the Company does not acquire any additional underlying assets, Investors would not receive any benefits which arise from economies of scale (such as reduction in storage costs as a large number of underlying assets are stored at the same facility, group discounts on automobile insurance and the ability to monetize underlying assets through collectible automobile museums or other Membership Experience Programs, as described in “Description of the Business – Business of the Company,” that would require the Company to own a substantial number of underlying assets).

Offering amount exceeds value of Underlying Asset.

The size of each Offering will exceed the purchase price of the related Underlying Asset as at the date of such Offering (as the proceeds of the Offering in excess of the purchase price of the Underlying Asset will be used to pay fees, costs and expenses incurred in making the Offering and acquiring the Underlying Asset). If an Underlying Asset had to be sold and there has not been substantial appreciation of the value of the Underlying Asset prior to such sale, there may not be sufficient proceeds from the sale of the Underlying Asset to repay Investors the amount of their initial investment (after first paying off any liabilities on the automobile at the time of the sale including but not limited to any outstanding Operating Expenses Reimbursement Obligation) or any additional profits in excess of this amount.

Excess Operating Expenses.

Operating Expenses related to a particular Series incurred post-Closing shall be the responsibility of the Series.  However, if the Operating Expenses of a particular Series exceed the amount of revenues generated from the Underlying Asset of such Series, the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the particular Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by the applicable Underlying Asset (“Operating Expenses Reimbursement Obligation(s)”), or (c) cause additional Interests to be issued in such Series in order to cover such additional amounts.

If there is an Operating Expenses Reimbursement Obligation, this reimbursable amount between related parties would be repaid from the Free Cash Flow generated by the applicable Series and could reduce the amount of any future distributions payable to Investors in that Series. If additional Interests are issued in a particular Series, this would dilute the current value of the Interests of that Series held by existing Investors and the amount of any future distributions payable to such existing Investors.  Further, any additional issuance of Interests of a series could result in dilution of the holders of that Series.

Reliance on the Manager and its personnel.

The successful operation of the Company (and therefore, the success of the Interests) is in part dependent on the ability of the Manager and the Asset Manager to source, acquire and manage the underlying assets and for the Manager to maintain the Rally Rd.™ Platform. As RSE Markets and the Asset Manager have only been in existence since April 2016 and is an early-stage startup company, it has no significant operating history within the automobile sector, which would evidence its ability to source, acquire, manage and utilize the underlying assets.

The success of the Company (and therefore, the Interests) will be highly dependent on the expertise and performance of the Manager and the Asset Manager and their respective teams, the Manager’s expert network and other investment professionals (which may include third parties) to source, acquire and manage the underlying assets. There can be no assurance that these individuals will continue to be associated with the Manager or the Asset Manager. The loss of the services of one or more of these individuals could have a material adverse effect on the Underlying Assets and, in particular, their ongoing management and use to support the investment of the Interest Holders.

Furthermore, the success of the Company and the value of the Interests is dependent on there being a critical mass from the market for the Interests and that the Company is able to acquire a number of Underlying Assets in multiple series of interests so that the Investors can benefit from economies of scale which arise from holding more than one underlying asset (e.g., a reduction in transport costs if a large number of Underlying Assets are transported at the same time). In the event that the Company is unable to source additional Underlying Assets due to, for example, competition for such Underlying Assets or lack of Underlying Assets available in the marketplace, then this could materially impact the success of the Company and each Series by hindering its ability to acquire additional Underlying Assets through the issuance of further series of interests and monetizing them together with the Underlying Assets at the Membership Experience Programs to generate distributions for Investors.

Liability of investors between series of interests.

The Company is structured as a Delaware series limited liability company that issues a separate series of interests for each Underlying Asset. Each series of interests will merely be a separate series and not a separate legal entity. Under the Delaware Limited Liability Company Act (the “LLC Act”), if certain conditions (as set forth in Section 18-215(b) of the LLC Act) are met, the liability of investors holding one series of interests is segregated from the liability of investors holding another series of interests and the assets of one series of interests are not available to satisfy the liabilities of other series of interests.  Although this limitation of liability is recognized by the courts of Delaware, there is no guarantee that if challenged in the courts of another U.S. State or a foreign jurisdiction, such courts will uphold a similar interpretation of Delaware corporation law, and in the past certain jurisdictions have not honored such interpretation. If the Company’s series limited liability company structure is not respected, then Investors may have to share any liabilities of the Company with all investors and not just those who hold the same series of interests as them. Furthermore, while we intend to maintain separate and distinct records for each series of interests and account for them separately and otherwise meet the requirements of the LLC Act, it is possible a court could conclude that the methods used did not satisfy Section 18-215(b) of the LLC Act and thus potentially expose the assets of a series to the liabilities of another series of interests.  The consequence of this is that Investors may have to bear higher than anticipated expenses which would adversely affect the value of their Interests or the likelihood of any distributions being made by a particular Series to its Investors. In addition, we are not aware of any court case that has tested the limitations on inter-series liability provided by Section 18-215(b) in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one series of interests should be applied to meet the liabilities of the other series of interests or the liabilities of the Company generally where the assets of such other series of interests or of the Company generally are insufficient to meet our liabilities.

If any fees, costs and expenses of the Company are not allocable to a specific Series of Interests, they will be borne proportionately across all of the Series of Interests (which may include future Series of Interests to be issued).  Although the Manager will allocate fees, costs and expenses acting reasonably and in accordance with its allocation policy (see “Description of the Business – Allocations of Expenses” section), there may be situations where it is difficult to allocate fees, costs and expenses to a specific series of interests and therefore, there is a risk that a series of interests may bear a proportion of the fees, costs and expenses for a service or product for which another series of interests received a disproportionately high benefit.

Potential breach of the security measures of the Rally Rd.™ Platform.

The highly automated nature of the Rally Rd.™ Platform through which potential investors may acquire or transfer interests may make it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. The Rally Rd.™ Platform processes certain confidential information about investors, the Automobile Sellers and the underlying assets. While we intend to take commercially reasonable measures to protect the confidential information and maintain appropriate cybersecurity, the security measures of the Rally Rd.™ Platform, the Company, the Manager or the Company’s service providers  could be breached. Any accidental or willful security breaches or other unauthorized access to the Rally Rd.™ Platform could cause confidential information to be stolen and used for criminal purposes or have other harmful effects. Security breaches or unauthorized access to confidential information could also expose the Company to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity, or loss of the proprietary nature of the Manager’s and the Company’s trade secrets. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the Rally Rd.™ Platform software are exposed and exploited, the relationships between the Company, investors, users and the Automobile Sellers could be severely damaged, and the Company or the Manager could incur significant liability or have their attention significantly diverted from utilization of the underlying assets, which could have a material negative impact on the value of interests or the potential for distributions to be made on the interests.

Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, the Company, the third-party hosting used by the Rally Rd.™ Platform and other third-party service providers may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, federal regulators and many federal and state laws and regulations require companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause investors, the Automobile Sellers or service providers within the industry, including insurance companies, to lose confidence in the effectiveness of the secure nature of the Rally Rd.™ Platform. Any security breach, whether actual or perceived, would harm the reputation of the Company and the Rally Rd.™ Platform and the Company could lose investors and the Automobile Sellers. This would impair the ability of the Company to achieve its objectives of acquiring additional underlying assets through the issuance of further series of interests and monetizing them at the Membership Experience Programs.

Use of broker for liquidity.

The Manager may arrange for some of the interests it holds in a series of interests to be sold by a broker pursuant to a “10b5-1 trading plan” pursuant to which the Company or its affiliates may sell interests at the discretion of their brokers or pursuant to a formula. There is a risk that this may result in too many Interests being available for resale and the price of the relevant series of interests decreasing as supply outweighs demand.

In addition, the Manager intends to enter into an arrangement with one or more registered broker-dealers that would, subject to state and federal securities laws and the transfer restrictions under the Operating Agreement, facilitate the resale of securities acquired by investors on the Rally Rd.TM Platform and potentially help provide liquidity to investors through an auction process or other trading mechanism (see “Description of the Business – Liquidity Platform” for additional information). There can be no guarantee that such liquidity or a market-clearing price will be established for any of the securities at such time as an investor desires to sell their securities or at all. Investors should be aware that the availability of any means of secondary sales on the Rally Rd.TM Platform does not guarantee the ability to purchase or sell Interests on the secondary market. The ability to sell is in large part dependent on the market supply and demand at the time, as well as the availability of applicable exemptions under state and federal securities laws and the ability to sell or purchase under the Company’s Operating Agreement, and accordingly there can be no guarantee that an investor will be able to sell its interests at the desired time, if at all.

Risks relating to the Offerings

We are offering our Interests pursuant to Tier 2 of Regulation A and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will make our Interests less attractive to investors as compared to a traditional initial public offering.

As a Tier 2 issuer, we are subject to scaled disclosure and reporting requirements which may make an investment in our Interests less attractive to investors who are accustomed to enhanced disclosure and more frequent financial reporting.  The differences between disclosures for Tier 2 issuers versus those for emerging growth companies include, without limitation, only needing to file final semiannual reports as opposed to quarterly reports and far fewer circumstances where a current disclosure would be required. In addition, given the relative lack of regulatory precedent regarding the recent amendments to Regulation A, there is some regulatory uncertainty in regard to how the Commission or the individual state securities regulators will regulate both the offer and sale of our securities, as well as any ongoing compliance that we may be subject to.  For example, a number of states have yet to determine the types of filings and amount of fees that are required for such an offering. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of the Interests, we may be unable to raise the funds necessary to fund future offerings, which could impair our ability to develop a diversified portfolio of collectible automobiles and create economies of scale, which may adversely affect the value of the Interests or the ability to make distributions to Investors.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Tier 2 issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are a Tier 2 issuer. We are in the process of evaluating whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

Impact of non-compliance with regulations.

The Interests are being sold by Cuttone, which is a registered broker-dealer under the Securities Exchange Act of 1934 (the “Exchange Act”) and registered in each state where the offer and sales of the Interests will occur, and it is anticipated that Interests will be offered and sold only in states where Cuttone is registered as a broker-dealer. If a regulatory authority determines that the Manager, which is not a registered broker-dealer under the Exchange Act or any state securities laws, has itself engaged in brokerage activities that require registration, including initial sale of the Interests on the Rally Rd.TM Platform and permitting a registered broker-dealer to facilitate resales or other liquidity of the Interests on the Rally Rd.TM Platform (see “Description of the Business - Liquidity Platform” for additional information), the Manager may need to stop operating and therefore, the Company would not have an entity managing the Underlying Asset. In addition, if the Manager is found to have operated as a ‘broker-dealer’ without being properly registered, there is a risk that any series of interests offered and sold while the Manager was not registered may be subject to a right of rescission, which may result in the early termination of the Offerings.

Furthermore, the Company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and neither the Manager nor the Asset Manager is or will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”) and the Interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act.  The Company, the Manager and the Asset Manager have taken the position that the underlying assets are not “securities” within the meaning of the Investment Company Act or the Investment Advisers Act, and thus the Company’s assets will consist of less than 40% investment securities under the Investment Company Act and the Manager and the Asset Manager are not and will not be advising with respect to securities under the Investment Advisers Act.  This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation.  If the Company were to be required to register under the Investment Company Act or the Manager or the Asset Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each Series and the Manager and the Asset

Manager may be forced to liquidate and wind up each series of interests or rescind the Offerings for any of the Series or the offering for any other series of interests.

Possible Changes in Federal Tax Laws.

The Code is subject to change by Congress, and interpretations of the Code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in any series of interest of the Company would be limited to prospective effect. For instance, prior to effectiveness of the Tax Cuts and Jobs Act of 2017, an exchange of the Interests of one series for another might have been a non-taxable ‘like-kind exchange’ transaction, while transactions now only qualify for that treatment with respect to real property.  Accordingly, the ultimate effect on an Investor’s tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed or made, as the case may be.

Risks specific to the collectible automobile industry

Potential negative changes within the collectible automobile industry.

The collectible automobile industry is subject to various risks, including, but not limited to, currency fluctuations, changes in tax rates, consumer confidence and brand exposure, as well as risks associated with the automobile industry in general, including, but not limited to, economic downturns and volatile fuel prices as well as availability of desirable underlying assets. Changes in the collectible automobile industry could have a material and adverse effect upon the Company’s ability to achieve its investment objectives of acquiring additional underlying assets through the issuance of further series of interests and monetizing them at the Membership Experience Programs to generate distributions for Investors.

Lack of Diversification.

It is not anticipated that any Series would own assets other than its respective Underlying Asset, plus potential cash reserves for maintenance, storage, insurance and other expenses pertaining to the Underlying Asset and amounts earned by such Series from the monetization of the Underlying Asset. Investors looking for diversification will have to create their own diversified portfolio by investing in other opportunities in addition to any one Series.

Industry concentration and general downturn in industry.

Given the concentrated nature of the Underlying Assets (i.e., only collectible automobiles) any downturn in the collectible automobiles industry is likely to impact the value of the Underlying Assets, and consequently the value of the Interests. Furthermore, as collectable automobiles are a collectible item, the value of such collectable automobiles may be impacted if an economic downturn occurs and there is less disposable income for individuals to invest in products such as collectable automobiles. In the event of a downturn in the industry, the value of the Underlying Assets is likely to decrease.

Volatile demand for collectible goods, including collectible automobiles.

Volatility of demand for luxury goods as evidenced by the S&P Global Luxury index, in particular high value collectible automobiles, may adversely affect a Series’ ability to achieve its investment purpose. The collectible automobile market has been subject to volatility in demand in recent periods, particularly around certain categories of assets and investor tastes (e.g. American muscle cars). Demand for high value collectible automobiles depends to a large extent on general, economic, political and social conditions in a given market as well as the tastes of the collectible automobile and enthusiast community resulting in changes of which automobile brands and models are most sought after.  Demand for collectible automobiles may also be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles, such as the availability and cost of financing, prices of parts and components, insurance, storage, transport, fuel costs and governmental regulations, including tariffs, import regulation and other taxes, including taxes on collectible goods, resulting in limitations to the use of collectible automobiles or collectible goods more generally. Volatility in demand may lead to volatility in the value of collectible automobiles, which may result in further downward price pressure and adversely affect the Company’s ability to achieve its objective of acquiring additional underlying assets through the issuance of further series of interests and monetizing them at the Membership Experience Programs to generate distributions for Investors. In addition, the lack of demand may reduce any further issuance of series of interests and acquisition of more underlying assets, thus limiting the benefits the Investors already holding series of interests could receive from there being economies of scale (e.g., cheaper insurance due to a number of underlying assets requiring insurance) and other monetization opportunities (e.g., hosting car shows with the collection of underlying assets). These effects may have a more pronounced impact given the limited number of underlying assets held by the Company in the short-term.

Difficulties in determining the value of the underlying assets.

As explained in the “Description of the Business” section, collectible automobiles are difficult to value, and it is hoped the Rally Rd.™ Platform will help create a market by which the Interests (and, indirectly, the Underlying Assets) may be more accurately valued due to the creation of a larger market for collectible automobiles than exists from current means. Until the Rally Rd.™ Platform has created such a market, valuations of the underlying assets will be based upon the subjective approach taken by the members of the Manager’s expert network and members of the Advisory Board, valuation experts appointed by the Automobile Seller or other data provided by third parties (e.g., auction results, accident records and previous sales history). The Manager sources data from reputable valuation providers in the industry, including but not limited to the Hagerty Group (“Hagerty”), Kidston, HAGI, NADA, HI-BID and others; however, it may rely on the accuracy of the underlying data without any means of detailed verification.  Consequently, valuations may be uncertain.

The value of the Underlying Assets and, consequently, the value of an Investor’s Interests can go down as well as up. Valuations are not guarantees of realizable price, do not necessarily represent the price at which the Interests may be sold on the Rally Rd.™ Platform and the value of the Underlying Assets may be materially affected by a number of factors outside the control of the Company, including, any volatility in the economic markets, the condition of the Underlying Assets and physical matters arising from the state of their repair and condition.

Risks relating to the Underlying Assets

Potential loss of or damage to the Underlying Assets.

Any Underlying Asset may be lost or damaged by causes beyond the Company’s control when in storage or on display. There is also a possibility that an Underlying Asset could be lost or damaged at Membership Experience Programs. Any damage to an Underlying Asset or other liability incurred as a result of participation in these programs, including personal injury to participants, could adversely impact the value of the Underlying Asset or adversely increase the liabilities or Operating Expenses of its related Series of Interests.  Further, when an Underlying Asset has been purchased, it will be necessary to transport it to the Asset Manager’s preferred storage location or as required to participate in Membership Experience Programs. An Underlying Asset may be lost or damaged in transit, and transportation, insurance or other expenses may be higher than anticipated due to the locations of particular events. Although we intend for the Underlying Assets to be insured at replacement cost (subject to policy terms and conditions), in the event of any claims against such insurance policies, there can be no guarantee that any losses or costs will be reimbursed, that an Underlying Asset can be replaced on a like-for-like basis or that any insurance proceeds would be sufficient to pay the full market value (after paying for any outstanding liabilities including, but not limited to any outstanding balances under Operating Expenses Reimbursement Obligations), if any, of the Interests.  In the event that damage is caused to an Underlying Asset, this will impact the value of the Underlying Asset, and consequently, the Interests related to the Underlying Asset, as well as the likelihood of any distributions being made by the applicable Series to its Investors.

In addition, at a future date, the Manager may decide to expand the Membership Experience Programs to include models where individual investors may, in the sole discretion of the Manager, be able to become the caretaker of underlying assets, including the Underlying Assets associated with Interests being offered hereunder, for a certain period of time for an appropriate fee, assuming that the Manager believes that such models are expected to result in higher overall financial returns for all investors in any underlying assets used in such models. The feasibility from an insurance, safety, technological and financial perspective of such models has not yet been analyzed but may significantly increase the risk profile and the chance for loss of or damage to any underlying asset if utilized in such models.

Competition in the collectible automobile industry from other business models.

There is potentially significant competition for the underlying assets from many different market participants. While the majority of transactions continue to be peer-to-peer with very limited public information, other market players such as collectible automobile dealers and auction houses continue to play an increasing role. In addition, the underlying market is being driven by the increasing number of widely popular collectible automobile TV shows, including Jay Leno’s Garage, Wayne Carini’s Chasing Classic Cars and Mike Brewer’s and Edward China’s Wheeler Dealers. This competition may impact the liquidity of the Interests, as it is dependent on the Company acquiring attractive and desirable underlying assets to ensure that there is an appetite of potential investors for the Interests. In addition, there are companies that are developing crowd funding models for other alternative asset classes such as art or wine, who may decide to enter the collectible automobile market as well.

Potentially high storage, maintenance and insurance costs for the Underlying Assets.

In order to protect and care for the Underlying Assets, the Manager must ensure adequate storage facilities, maintenance work and insurance coverage. The cost of care may vary from year to year depending on the amount of maintenance performed on a particular underlying asset, changes in the insurance rates for covering the underlying assets and changes in the cost of storage for the underlying assets.  It is anticipated that as the Company acquires more underlying assets, the Manager may be able to negotiate a discount on the costs of storage, maintenance and insurance due to economies of scale. These reductions are dependent on the Company acquiring a number of underlying assets and service providers being willing to negotiate volume discounts and, therefore, are not guaranteed.

If costs turn out to be higher than expected, this would impact the value of the Interests related to the Underlying Assets, the amount of distributions made to Investors holding the Interests, on potential proceeds from a sale of the Underlying Asset (if ever), and any capital proceeds returned to Investors after paying for any outstanding liabilities, including, but not limited to any outstanding balances under Operating Expenses Reimbursement Obligation. See “Lack of distributions and return of capital” section also for further details of the impact of these costs on returns to Investors.

Refurbishment and inability to source original parts.

There may be situations in the future that require the Company to undertake refurbishments of an Underlying Asset (e.g., due to natural wear and tear and through the use of such Underlying Assets at Membership Experience Programs). For example, the Company undertook various refurbishments to the Series Lamborghini Jalpa as described in the “Description of the Series Lamborghini Jalpa” section and plans to undertake various refurbishments to the Series Jaguar XJ220 as described in the “Description of the Series Jaguar XJ220.” Where it does so, it will be dependent on the performance of third party contractors and sub-contractors and may be exposed to the risks that a project will not be completed within budget, within the agreed timeframe or to the agreed specifications. While the Company will seek to mitigate its exposure, any failure on the part of a contractor to perform its obligations could adversely impact the value of any Underlying Assets and therefore, the value of the Interests related to such Underlying Assets.

In addition, the successful refurbishment of the collectible automobiles may be dependent on sourcing replacement original and authentic parts. Original parts for collectible automobiles are rare and in high demand and, therefore, at risk of being imitated. There is no guarantee that any parts sourced for any Underlying Assets will be authentic (e.g., not a counterfeit). If such parts cannot be sourced or, those parts that are sourced are not authentic, the value of the Underlying Assets and therefore, the value of the related Interests, may be materially adversely affected.  Furthermore, if any Underlying Asset is damaged, we may be unable to source original and authentic parts for that Underlying Asset, and the use of non-original or in authentic parts may decrease the value of the Underlying Asset.

Insurance may not cover all losses.

Insurance of any Underlying Asset may not cover all losses. There are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism or acts of war that may be uninsurable or not economically insurable. Inflation, environmental considerations and other factors, including terrorism or acts of war, also might make insurance proceeds insufficient to repair or replace an asset if it is damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore a Series’ economic position with respect to its affected Underlying Asset. Furthermore, the Series related to such affected Underlying Assets would bear the expense of the payment of any deductible.  Any uninsured loss could result in both loss of cash flow from, and a decrease in value of, the affected Underlying Asset and, consequently, the Series that relates to such Underlying Asset.

Third party liability.

Each Series will assume all of the ownership risks attached to its Underlying Asset, including third party liability risks.  Therefore, a Series may be liable to a third party for any loss or damages incurred by such third party in connection with the Series’ Underlying Asset.  This would be a loss to the Series and, in turn, adversely affect the value of the Series and would negatively impact the ability of the Series to make distributions.

Dependence on the brand of the manufacturer of underlying assets.

The underlying assets of the Company will consist of automobiles from a very wide variety of manufacturers, many of which are still in operation today. The demand for the underlying assets, and therefore, each Series of Interests, may be influenced by the general perception of the automobiles that manufacturers are producing today. In addition, the manufacturers’ business practices may result in the image and value of automobiles produced by certain manufacturers being damaged. This in turn may have a negative impact on the underlying assets made by such manufacturers and, in particular, the value of the underlying assets and, consequently, the value of the series of interests that relate to such underlying asset.

Dependence of an underlying asset on prior user or association.

The value of an underlying asset of the Company may be connected with its prior use by, or association with, a certain person or group or in connection with certain pop culture events or films (prior to or following the acquisition of the underlying asset by the Company). For example, we believe the 911 Speedster has additional value due to its prior ownership by Jerry Seinfeld.  In the event that such person or group loses public affection, then this may adversely impact the value of the underlying asset and therefore, the series of interests that relate to such underlying asset.

Title or authenticity claims on an underlying asset.

There is no guarantee that an underlying asset will be free of any claims regarding title and authenticity (e.g., counterfeit or previously stolen collectible automobiles or parts), or that such claims may arise after acquisition of an underlying asset by a Series of Interests. The Company may not have complete ownership history or maintenance records for an underlying asset. In particular, the Company does not have the complete ownership history of the Series Boss Mustang from the original sale of the vehicle in 1969 to the purchase of the Series Boss Mustang by the Company in 2016. In the event of a title or authenticity claim against the Company, the Company may not have recourse against the Automobile Seller or the benefit of insurance and the value of the Underlying Asset and the Series that relates to that Underlying Asset, may be diminished.

Forced sale of underlying assets.

The Company may be forced to cause its various series to sell one or more of the underlying assets (e.g., upon the bankruptcy of the Manager) and such a sale may occur at an inopportune time or at a lower value than when the underlying assets were first acquired or at a lower price than the aggregate of costs, fees and expenses used to purchase the underlying assets. In addition, there may be liabilities related to the underlying assets, including, but not limited to Operating Expenses Reimbursement Obligations on the balance sheet of any series at the time of a forced sale, which would be paid off prior to Investors receiving any distributions from a sale. In such circumstances, the capital proceeds from any Underlying Asset and, therefore, the return available to Investors of the applicable Series, may be lower than could have been obtained if the Series held the Underlying Asset and sold it at a later date.

Lack of distributions and return of capital.

The revenue of each Series is expected to be derived primarily from the use of its Underlying Asset in Membership Experience Programs including track-day events, “museum” style locations to visit assets and asset sponsorship models.  Membership Experience Programs have not been proven with respect to the Company and there can be no assurance that Membership Experience Programs will generate sufficient proceeds to cover fees, costs and expenses with respect to any Series.  In the event that the revenue generated in any given year does not cover the Operating Expenses of the applicable Series, the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) provide a loan to the Series in the form of an Operating Expenses Reimbursement Obligation, on which the Manager may impose a reasonable rate of interest, and/or (c) cause additional Interests to be issued in the applicable Series in order to cover such additional amounts.

Any amount paid to the Manager in satisfaction of an Operating Expenses Reimbursement Obligation would not be available to Investors as a distribution.  In the event additional Interests in a Series are issued, Investors in such Series would be diluted and would receive a smaller portion of distributions from future Free Cash Flows, if any. Furthermore, if a Series or the Company is dissolved, there is no guarantee that the proceeds from liquidation will be sufficient to repay the Investors their initial investment or the market value, if any, of the Interests at the time of liquidation.  See “Potentially high storage, maintenance and insurance costs for the underlying assets” for further details on the risks of escalating costs and expenses of the underlying assets.

Risks Related to Ownership of our Interests

Lack of voting rights.

The Manager has a unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the Investors.  The Investors only have limited voting rights in respect of the Series of Interests. Investors will therefore be subject to any amendments the Manager makes (if any) to the Operating Agreement and allocation policy and also any decision it takes in respect of the Company and the applicable Series, which the Investors do not get a right to vote upon. Investors may not necessarily agree with such amendments or decisions and such amendments or decisions may not be in the best interests of all of the Investors as a whole but only a limited number.

Furthermore, the Manager can only be removed as manager of the Company and each Series in very limited circumstances, following a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with the Company or a series of interests. Investors would therefore not be able to remove the Manager merely because they did not agree, for example, with how the Manager was operating an Underlying Asset.

The offering price for the Interests determined by us may not necessarily bear any relationship to established valuation criteria such as earnings, book value or assets that may be agreed to between purchasers and sellers in private transactions or that may prevail in the market if and when our Interests can be traded publicly.

The price of the Interests was derived as a result of our negotiations with Automobile Sellers based upon various factors including prevailing market conditions, our future prospects and our capital structure, as well as certain expenses incurred in connection with the Offering and the acquisition of each Underlying Asset. These prices do not necessarily accurately reflect the actual value of the Interests or the price that may be realized upon disposition of the Interests.

If a market ever develops for the Interests, the market price and trading volume of our Interests may be volatile.

If a market develops for the Interests, the market price of the Interests could fluctuate significantly for many reasons, including reasons unrelated to our performance, any Underlying Asset or any Series, such as reports by industry analysts, investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions.  For example, to the extent that other companies, whether large or small, within our industry experience declines in their share price, the value of Interests may decline as well.

In addition, fluctuations in operating results of a particular series of interest or the failure of operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition; compensation related expenses; application of accounting standards; seasonality; and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

Funds from purchasers accompanying subscriptions for the Interests will not accrue interest while in escrow.

The funds paid by a subscriber for Interests will be held in a non-interest-bearing escrow account until the admission of the subscriber as an Investor in the applicable Series, if such subscription is accepted. Purchasers will not have the use of such funds or receive interest thereon pending the completion of the Offering. No subscriptions will be accepted, and no Interests will be sold unless valid subscriptions for the Offering are received and accepted prior to the termination of the applicable Offering Period.  It is also anticipated that subscriptions will not be accepted from prospective Investors located in states where Cuttone is not registered as a broker-dealer. If we terminate an Offering prior to accepting a subscriber’s subscription, escrowed funds will be returned promptly, without interest or deduction, to the proposed Investor.

POTENTIAL CONFLICTS OF INTEREST

We have identified the following conflicts of interest that may arise in connection with the Interests, in particular, in relation to the Company, the Manager and the Underlying Assets. The conflicts of interest described in this section should not be considered as an exhaustive list of the conflicts of interest that prospective Investors should consider before investing in the Interests.

Our Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager.

Our Operating Agreement provides that the Manager, in exercising its rights in its capacity as the Manager, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our investors and will not be subject to any different standards imposed by our operating agreement, the Delaware Limited Liability Company Act or under any other law, rule or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law.

We do not have a conflicts of interest policy.

The Company, the Manager and their affiliates will try to balance the Company’s interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on the Company’s financial performance and, consequently, on distributions to Investors and the value of the Interests. The Company has not adopted, and does not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

Payments from the Company to the Manager, the Asset Manager and their respective employees or affiliates.

The Manager and the Asset Manager will engage with, on behalf of the Company, a number of brokers, dealers, Automobile Sellers, insurance companies, storage and maintenance providers and other service providers and thus may receive in-kind discounts, for example, free shipping or servicing.  In such circumstances, it is likely that these in-kind discounts may be retained for the benefit of the Manager or the Asset Manager and not the Company or may apply disproportionately to other series of interests.  The Manager or the Asset Manager may be incentivized to choose a broker, dealer or Automobile Seller based on the benefits they are to receive, or all series of interests collectively are to receive rather than that which is best for the Series of Interests.

Members of the expert network and the Advisory Board are often automobile dealers and brokers themselves and therefore will be incentivized to sell the Company their own collectible automobiles at potentially inflated market prices. In the case of the Series Ford Mustang 7-Up Edition, for example, a member of the Advisory Board is the seller of the Underlying Asset. The Manager believes the purchase price of the Series Ford Mustang 7-Up Edition to be fair market value.

Members of the expert network and the Advisory Board may also be Investors, in particular, if they are holding Interests acquired as part of a sale of an underlying asset (i.e., as they were the Automobile Seller).  They may therefore promote their own self-interests when providing advice to the Manager or the Asset Manager regarding an underlying asset (e.g., by encouraging the liquidation of such underlying asset so they can receive a return in their capacity as an Investor). In the case of the Series Ford Mustang 7-Up Edition, for example, a member of the Advisory Board is retaining a minority equity stake in the Underlying Asset.

In the event that the Operating Expenses exceed the revenue from a particular Underlying Asset and any cash reserves, the Manager has the option to cause the Series to incur an Operating Expenses Reimbursement Obligation to cover such excess. As interest may be payable on such loan, the Manager may be incentivized to cause the Series to which the Underlying Asset relates, to incur an Operating Expenses Reimbursement Obligation to pay Operating Expenses rather than look elsewhere for additional sources of income or to repay any outstanding Operating Expenses Reimbursement Obligation as soon as possible rather than make distributions to Investors. The Manager may also choose to issue additional Interests to pay for Operating Expenses instead of causing the Company to incur an

Operating Expenses Reimbursement Obligation, even if any interest payable by a particular Series on any Operating Expenses Reimbursement Obligation may be economically more beneficial to Interest Holders of that Series than the dilution incurred from the issuance of additional Interests.

The Manager determines the timing and amount of distributions made to Investors from Free Cash Flow of a particular Series. As a consequence, the Manager also determines the timing and amount of payments made to the Asset Manager, since payments to the Asset Manager are only made if distributions of Free Cash Flow are made to the Investors. Since the Manager has been appointed as the Asset Manager, the Manager may thus be incentivized to make distributions of Free Cash Flow more frequently and in greater quantities rather than leaving excess Free Cash Flow on the balance sheet of a particular Series to cover future Operating Expenses, which may be more beneficial to a particular Series.

Potential future brokerage activity.

Either the Manager or one of its affiliates may in the future register with the Commission as a broker-dealer in order to be able to facilitate liquidity in the Interests via the Rally Rd.™ Platform. The Manager, or its affiliates, may be entitled to receive fees based on volume of trading and volatility of the Interests on the Rally Rd.™ Platform and such fees may be in excess of what the Asset Manager receives via the Management Fee or the appreciation in the interests it holds in each series of interests.  Although an increased volume of trading and volatility will benefit Investors as it will assist in creating a market for those wishing to transfer their Interests, there is the potential that there is a divergence of interests between the Manager and those Investors, for instance, if a particular Underlying Asset does not appreciate in value, this will impact the price of the Interests, but may not adversely affect the profitability related to the brokerage activities of the Manager (i.e., the Manager would collect brokerage fees whether the price of the Underlying Asset increases or decreases).

Ownership of multiple series of interests.

The Manager or its affiliates will acquire Interests in each Series of Interests for their own accounts and may transfer these interests, either directly or through brokers, via the Rally Rd.™ Platform.  Depending on the timing of the transfers, this could impact the Interests held by the Investors (e.g., driving price down because of supply and demand and over availability of interests).  This ownership in each of the Series of Interests may result in a conflict of interest between the Manager and the Investors who only hold one or certain Series of Interests (e.g., the Manager or its affiliates, once registered as a broker-dealer with the Commission, may disproportionately market or promote a certain Series of Interests, in particular, where they are a significant owner, so that there will be more demand and an increase in the price of such Series of Interests).

Allocations of income and expenses as between series of interests.

The Manager may appoint a service provider to service the entire fleet of collectible automobiles that comprise the Underlying Assets (e.g., for insurance, storage, maintenance or media material creation).  Although appointing one service provider may reduce cost due to economies of scale, such service provider may not necessarily be the most appropriate for a particular Underlying Asset (e.g., it may have more experience in servicing a certain make of car whereas, the fleet may comprise of a number of different makes).  In such circumstances, the Manager would be conflicted from acting in the best interests of the underlying assets as a whole or those of one particular Underlying Asset.

There may be situations when it is challenging or impossible to accurately allocate income, costs and expenses to a specific series of interests and certain series of interests may get a disproportionate percentage of the cost or income, as applicable. In such circumstances, the Manager would be conflicted from acting in the best interests of the Company as a whole or the individual Series of Interests.  While we presently intend to allocate expenses as described in “Description of the Business – Allocations of Expenses”, the Manager has the right to change this allocation policy at any time without further notice to Investors.

Conflicting interests of the Manager, the Asset Manager and the Investors.

The Manager and the Asset Manager may receive sponsorship from car servicing providers to assist with the servicing of certain underlying assets.  In the event that sponsorship is not obtained for the servicing of an underlying asset, the investors who hold interests connected to the underlying asset requiring servicing would bear the cost of the fees. The Manager or the Asset Manager may in these circumstances, decide to carry out a different standard of service on the underlying asset to preserve the expenses which arise to the investors and therefore, the amount of Management Fee the Asset Manager receives.  The Manager or the Asset Manager may also choose to use certain service providers because they get benefits from giving them business, which do not accrue to the Investors.

The Manager will determine whether or not to liquidate a particular underlying asset, should an offer to acquire the whole underlying asset be received. As the Manager or its affiliates, once registered as a broker-dealer with the Commission, will receive fees on the trading volume in the Interests connected with an underlying asset, they may be incentivized not to realize such underlying asset even though Investors may prefer to receive the gains from any appreciation in value of such underlying asset. Furthermore, when determining to liquidate an underlying asset, the Manager will do so considering all of the circumstances at the time, this may include obtaining a price for an underlying asset that is in the best interests of a substantial majority but not all of the Investors.

The Manager may be incentivized to use more popular underlying assets at Membership Experience Programs as this may generate higher Free Cash Flow to be distributed to the Asset Manager and investors in the series associated with that particular underlying asset.  This may lead certain underlying assets to generate lower distributions than the underlying assets of other series of interests.  The use of collectible automobiles at the Membership Experience Programs could increase the risk of the collectible automobiles getting damaged and could impact the value of the underlying asset and, as a result, the value of the related series of interests.  The Manager may therefore be conflicted when determining whether to use the collectible automobiles at the Membership Experience Programs to generate revenue or limit the potential of damage being caused to them.  Furthermore, the Manager may be incentivized to utilize underlying assets that help popularize the interests via the Rally Rd.TM Platform or general participation or membership in the Rally Rd.TM Platform, which means of utilization may not generate as much immediate returns as other potential utilization methods.

The agreement with the Broker provides that the Manager will pay the Broker a monthly administrative fee of $500 that is not specific to any offering, and that the Company will pay the broker the Brokerage Fee, and that the amount of any Brokerage Fee collected will offset the administrative fee that needs to be paid by the Manager.  The benefit of such an offset will accrue to the Manager and not to the investors of any series of interest. Thus, the Manager may be incentivized to have more offerings in order to reduce its own expenses to pay the administrative fee. In the case of the Series #95BL1, for example, the Brokerage Fee is expected to be in the range of $800 - $871, and thus the Manager would be entitled to reduce its administrative fees payable to the Broker by that amount. The Brokerage Fee is calculated separately for each Series.

The Manager has the ability to unilaterally amend the Operating Agreement and allocation policy. As the Manager is party, or subject, to these documents, it may be incentivized to amend them in a manner that is beneficial to it as manager of the Company or any Series or may amend it in a way that is not beneficial for all Investors. In addition, the Operating Agreement seeks to limit the fiduciary duties that the Manager owes to its Investors. Therefore, the Manager is permitted to act in its own best interests rather than the best interests of the Investors.  See “Description of the Interests Offered” for more information.

Fees for arranging events or monetization in addition to the Management Fee.

As the Manager will acquire a percentage of each series of interests, it may be incentivized to attempt to generate more earnings with those underlying assets owned by those series of interests in which it holds a lesser stake.

Any profits generated from the Rally Rd.™ Platform (e.g., through advertising) and from issuing additional interests in underlying assets on the Rally Rd.™ Platform (e.g., Sourcing Fees) will be for the benefit of the Manager. In order to increase its revenue stream, the Manager may therefore be incentivized to issue additional series of interests and acquire more underlying assets rather than focus on monetizing any underlying assets already held by existing series of interests.

Conflicts between the Advisory Board and the Company.

The Operating Agreement of the Company provides that the resolution of any conflict of interest approved by the Advisory Board shall be deemed fair and reasonable to the Company and the Members and not a breach of any duty at law, in equity or otherwise.  As part of the remuneration package for Advisory Board members, they may receive an ownership stake in the Manager.  This may incentivize the Advisory Board members to make decisions in relation to the underlying assets that benefit the Manager rather than the Company.

As a number of the Advisory Board members are in the collectible automobile industry, they may seek to sell collectible automobiles to, acquire collectible automobiles from, or service collectible automobiles owed by, the Company.

Conflicts between the Legal Counsel, the Company and the RSE Parties.

The counsel of the Company (“Legal Counsel”) is also counsel to the Manager, the Asset Manager and their respective affiliates, and may serve as counsel with respect to other series of interests (collectively, the “RSE Parties”).  Because Legal Counsel represents both the Company and the RSE Parties, certain conflicts of interest exist and may arise.  To the extent that an irreconcilable conflict develops between the Company and any of the RSE Parties, Legal Counsel may represent the RSE Parties and not the Company or the Series. Legal Counsel may, in the future, render services to the Company or the RSE Parties with respect to activities relating to the Company as well as other unrelated activities.  Legal Counsel is not representing any prospective Investors of any Series of Interests in connection with any Offering and will not be representing the members of the Company other than the Manager, although the prospective Investors may rely on the opinion of legality of Legal Counsel provided at Exhibit 12.1.  Prospective Investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in any Series.

DILUTION

Dilution means a reduction in value, control or earnings of the Interests the Investor owns.  There will be no dilution to any Investors associated with any Offering. However, from time to time, additional Interests in the Series offered under this Offering Circular may be issued in order to raise capital to cover the applicable Series’ ongoing Operating Expenses. See “Description of the Business – Operating Expenses” for further details.

The Manager must acquire a minimum of 2% and may acquire a maximum of 10% of the Interests in connection with any Offering (of which the Manager may sell all or any portion from time to time following the Closing of the Offering).  The Manager will pay the price per share offered to all other potential Investors hereunder.

USE OF PROCEEDS – Series #69BM1

At the Closing of the sale of Interests of Series #69BM1, on February 7, 2018, the gross proceeds of the Series #69BM1 Offering (including from 196 Series #69BM1 Interests acquired by the Manager) were $115,000, from the sale of all 2,000 Interest in Series #69BM1 and have been used as follows:

		Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the #69BM1 Asset Cost		$102,395 (1)	89.04%
Cash on Series Balance Sheet		$4,149	3.61%
Brokerage Fee (the Manager acquired 10% of Interests)		$778	0.68% (2)
Offering Expenses	None (3)	$0	0.00%
Acquisition Expenses	Transport from Seller to Warehouse incl. associated Insurance	$2,600	2.26%
	Registration and other vehicle-related fees	$271	0.24%
	Pre-Purchase Inspection	$1,000	0.87%
	Interest on loan to the Company (4)	$821	0.70%
Sourcing Fee (the Manager acquired 10% of Interests)		$2,986	2.60%
Total Fees and Expenses		$8,456	7.35%
Total Proceeds		$115,000	100.00%

(1)Consists of $5,000 down-payment by the Manager and a $97,395 loan made to the Company by an officer of the Manager.

(2)Calculation of Brokerage Fee excludes proceeds from the sale of Series #69BM1 Interests to the Manager, its affiliates, or the Automobile Seller.

(3)Solely in connection with the offering of the Series #69BM1 Interests, the Manager has assumed and will not be reimbursed for Offering Expenses.

(4)For the purposes of the audited financials (see “Financial Statements” starting on page F-1) these are treated as expenses on the Statement of Operations of the Company rather than capitalized into the cost of the Series Asset, as is the case with other Acquisition Expenses.

The Company acquired the Series Boss Mustang from the Automobile Seller for a total cost of $102,395 (the “#69BM1 Asset Cost”) of which $97,395 was paid in cash by the Company through a loan from an officer of the Manager described below and $5,000 was paid in cash by the Manager as a down-payment at the time of purchase. “Automobile Seller(s)” means an individual(s), dealer or auction company, which owns an underlying asset prior to (i) a purchase of an underlying asset by the Company in advance of a potential offering or (ii) the closing of an offering from which proceeds are used to acquire the underlying asset. In the case of the Series Boss Mustang, the Automobile Seller is not an affiliate of the Company, the Manager or any of their respective officers or directors.

The Company obtained a loan on October 31, 2016, with an original principal amount of $97,395 from Christopher Bruno, one of the officers of the Manager, which accrued interest at a rate of 0.66% per annum, the Applicable Federal Rate at the time of the loan.  On February 7, 2018, the Closing of the Series #69BM1 Offering, $821 of interest had accrued on the loan. Other key terms of the loan include (i) the requirement to repay the loan within 14 days of the Series #69BM1 Offering Closing and (ii) the ability for the Company to prepay the loan at any time. Full documentation of the loan is included in Exhibit 6.2 hereto.

Upon the Closing of the Series #69BM1 Offering, on February 7, 2018, proceeds from the sale of the Series #69BM1 Interests were distributed to the account of Series #69BM1. Series #69BM1 has paid back the loan made to acquire the Series Boss Mustang plus accrued interest and has reimbursed the Manager for the down-payment (without any interest or fees). Upon payment of the loan (including all accrued interest), the Series Boss Mustang was transferred to and owned by Series #69BM1 and is not subject to any liens or encumbrances.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series #69BM1 Offering were used to pay an (i) $778 to the Broker (the Brokerage Fee) as consideration for providing certain broker-dealer services to the Company in connection with the Series #69BM1 Offering, (ii) $4,691 of Acquisition Expenses (including but not limited to the items described in the table above), $4,691 of which were paid to the Manager and its affiliates, (iii) $2,986 to the Manager as consideration for assisting in the sourcing of the Series Boss Mustang and (iv) $4,149 of which were retained on the balance sheet of the Series #69BM1 resulting from lower than expected Acquisition Expenses.  See “Plan of Distribution and Subscription Procedure – Fees and Expenses” for additional information.

The allocation of the net proceeds of this Series #69BM1 Offering set forth above represents the actual net proceeds at the Closing of the Series #69BM1 Offering.  The Company will not keep any of the proceeds from the Series #69BM1 Offering.

USE OF PROCEEDS – Series #85FT1

At the Closing of the sale of Interests of Series #85F51, on February 15, 2018, the gross proceeds of the Series #85FT1 Offering (including from 194 Series #85FT1 Interests acquired by the Manager) were $165,000, from the sale of all 2,000 Interest in Series #85FT1 and have been used as follows:

		Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the #85FT1 Asset Cost		$172,500 (1)	104.55%
Brokerage Fee (the Manager acquired 10% of Interests) (3)		$1,117 (2)	0.68%
Offering Expenses	None (3)	$0
Acquisition Expenses (3)	Transport from Seller to Warehouse incl. associated Insurance	$2,498	1.50%
	Registration and other vehicle-related fees	$271	0.16%
	Pre-Purchase Inspection	$557	0.35%
	Interest on loans to the Company (4)	$5,5,916	3.59%
Loss Assumed by Manager (the Manager acquired 10% of Interests)		($17,859) (3)	(10.82%)
Total Fees and Expenses		($7,500)	(4.55)%
Total Proceeds		$165,000	100.00%

(1)Consists of a $47,500 loan made to the Company by an officer of the Manager and a $125,000 from J.J. Best Banc & Co.

(2)Calculation of Brokerage Fee excludes proceeds from the sale of Series #85FT1 Interests to the Manager, its affiliates, or the Automobile Seller.

(3)Solely in connection with the offering for the Series #85FT1 Interests, the Manager has assumed all Offering Expenses, Acquisition Expenses, the Brokerage Fee and any shortfalls on loan repayments after use of proceeds from the Series #85FT1 Offering.

(4)For the purposes of the audited financials (see “Financial Statements” starting on page F-1) these are treated as expenses on the Statement of Operations of the Company rather than capitalized into the cost of the Series Asset, as is the case with other Acquisition Expenses.

The Company acquired the Series Ferrari Testarossa from the Automobile Seller for a total cost of $172,500 (the “85FT1 Asset Cost”), of which $47,500 was paid in cash by the Company through a loan from an officer of the Manager and $125,000 was paid in cash by the Company through a loan from J.J. Best Banc & Co., as described below. In the case of the Series Ferrari Testarossa, the Automobile Seller is not an affiliate of the Company, the Manager or any of their respective officers or directors.

The Company obtained a loan on June 1, 2017, with an original principal amount of $47,500 from Christopher Bruno, one of the officers of the Manager, which accrues interest at a rate of 1.18% per annum, the Applicable Federal Rate at the time of the loan.  At February 15, 2018, the Closing of the Series #85FT1 Offering, $401 of interest had accrued on the loan. Other key terms of the loan include (i) the requirement to repay the loan within 14 days of the Series #85FT1 Offering Closing and (ii) the ability for the Company to prepay the loan at any time. Full documentation of the loan is included in Exhibit 6.4 hereto.

The Company obtained a loan on June 21, 2017, with an original principal amount of $125,000 from J.J. Best Banc & Co, which accrues interest at a rate of 6.99% per annum.  The interest and principal on the loan are cash pay with a monthly payment of $2,488. On February 15, 2018, the Closing of the Series #85FT1 Offering, $131,214 of payments had been made under the loan, of which $5,515 were interest payments. Other key terms of the loan include (i) five-year term with no prepayment penalties, (ii) the Manager on behalf of the Company services both monthly cash interest and principal payments on the loan in the amount of $2,488 per month, and (iii) until the time of the repayment of the loan, J.J. Best Banc & Co. has a lien on the Series Ferrari Testarossa. The loan agreement with J.J. Best is attached as Exhibit 6.5 hereto, the terms of which are incorporated by reference herein.

Upon the Closing of the Series #85FT1 Offering, proceeds from the sale of the Series #85FT1 Interests were distributed to the account of Series #85FT1. Series #85FT1 then paid back any remaining amounts outstanding under the loans made to acquire the Series Ferrari Testarossa plus any accrued interest. Solely in connection with the offering for Series #85FT1 Interests, the Manager will cover any shortfalls in amounts due under the loans that are not covered by the proceeds of the Series #85FT1 Offering. Upon payment of the loans (including all accrued interest), the Series Ferrari Testarossa is now owned by Series #85FT1 and not be subject to any liens or encumbrances.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series #85FT1 Offering were used to pay (i) $1,117 to the Broker (the Brokerage Fee) as consideration for providing certain broker-dealer services to the Company in connection with this Series #85FT1 Offering and (ii) $9,220 of Acquisition Expenses (including but not limited to the items described in the table above). Solely in connection with the Series #85FT1 Offering, the Manager will assume these expenses and will not be reimbursed.  See “Plan of Distribution and Subscription Procedure – Fees and Expenses” for additional information.

The allocation of the net proceeds of this Series #85FT1 Offering set forth above represents the actual amount of net proceeds on February 15, 2018, the Closing of the Series #85FT1 Offering.  Neither the Company nor Series #85FT1 are expected to keep any of the proceeds from the Series #85FT1 Offering.  Solely in connection with the Series #85FT1 Offering, the Manager has paid, and will not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and will waive the Sourcing Fee. In addition, solely in connection with the Series #85FT1 Offering, the Manager has assumed any amounts still outstanding under the loans to acquire the Series Ferrari Testarossa that the proceeds from the Series #85FT1 Offering were insufficient to repay (plus accrued interest). The amount assumed by the Manager in connection with the Series #85FT1 Offering is $17,859 at the Closing of the Offering.

USE OF PROCEEDS – Series #88LJ1

At the Closing of the sale of Interests of Series #88LJ1, on April 12, 2018, the gross proceeds of the Series #88LJ1 Offering (including from 195 Series #88LJ1 Interests acquired by the Manager) were $135,000, from the sale of all 2,000 Interest in Series #88LJ1 and have been used as follows:

		Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the #88LJ1 Asset Cost		$127,176 (1)	94.20%
Brokerage Fee (the Manager acquired approximately 10% of Interests)		$914	0.68% (2)
Offering Expenses	None (3)	$0	0.00%
Acquisition Expenses	Transport from Seller to Warehouse incl. associated Insurance	$1,650	1.22%
	Registration and other vehicle-related fees	$271	0.20%
	Pre-Purchase Inspection	$720	0.53%
	Refurbishment and maintenance	$2,565	1.90%
	Estimated Interest on loan to the Company (4)	$1,126	0.83%
Sourcing Fee (the Manager acquired approximately 10% of Interests)		$578	0.43%
Total Fees and Expenses		$7,824	5.80%
Total Proceeds		$135,000	100.00%

(1)Consists of $7,500 down-payment by the Manager and $119,676 loan made to the Company by an officer of the Manager.

(2)Calculation of Brokerage Fee excludes proceeds from the sale of Series #88LJ1Interests to the Manager, its affiliates, or the Automobile Seller.

(3)Solely in connection with the offering of the Series #88LJ1 Interests, the Manager has assumed and will not be reimbursed for Offering Expenses.

(4)For the purposes of the audited financials (see “Financial Statements” starting on page F-1) these are treated as expenses on the Statement of Operations of the Company rather than capitalized into the cost of the Series Asset, as is the case with other Acquisition Expenses.

The Company acquired the Series Lamborghini Jalpa from the Automobile Seller for a total cost of $127,176 (the “#88LJ1 Asset Cost”) of which $119,676 was paid in cash by the Company through a loan from an officer of the Manager described below and $7,500 was paid in cash by the Manager as a down-payment at the time of purchase. In the case of the Series Lamborghini Jalpa, the Automobile Seller is not an affiliate of the Company, the Manager or any of their respective officers or directors.

The Company obtained a loan to acquire the Series Lamborghini Jalpa on November 23, 2016, with an original principal amount of $119,676 from Maximilian Niederste-Ostholt, one of the officers of the Manager, which accrues interest at a rate of 0.68% per annum, the Applicable Federal Rate at the time of the loan.  At the time of the Closing of the Series #88LJ1 Offering on April 12, 2018, $1,126 of interest has accrued on the loan.  Other key terms of the loan include (i) the requirement to repay the loan within 14 days of the Series #88LJ1 Offering Closing and (ii) the ability for the Company to prepay the loan at any time.  A copy of the promissory note is attached as Exhibit 6.3 hereto.

Upon the Closing of the Series #88LJ1 Offering, proceeds from the sale of the Series #88LJ1Interests were distributed to the account of Series #88LJ1. Series #88LJ1 then paid back the loan made to acquire the Series Lamborghini Jalpa plus accrued interest and reimbursed the Manager for the down-payment (without any interest or fees). Upon payment of the loan (including all accrued interest), the Series Lamborghini Jalpa is now owned by Series #88LJ1 and not subject to any liens or encumbrances.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series #88LJ1 Offering were used to pay an estimated (i) $914 to the Broker (the Brokerage Fee) as consideration for providing certain broker-dealer services to the Company in connection with this Series #88LJ1 Offering, (ii) $6,332 of Acquisition Expenses (including but not limited to the items described in the table above), $6,332 of which were paid to the Manager and its affiliates and (iii) $578 to the Manager as consideration for assisting in the sourcing of the Series Lamborghini Jalpa.  See “Plan of Distribution and Subscription Procedure – Fees and Expenses” for additional information.

Neither the Company nor Series #88LJ1 kept any of the proceeds from the Series #88LJ1 Offering.

USE OF PROCEEDS – Series #55PS1

At the Closing of the sale of Interests of Series #55PS1, on June 6, 2018, the gross proceeds of the Series #55PS1 Offering (including from 200 Series #55PS1 Interests acquired by the Manager) were $425,000, from the sale of all 2,000 Interest in Series #55PS1 and have been used as follows:

		Dollar Amount	Percentage of Gross Cash Proceeds
	Uses
	Cash Portion of the #55PS1 Asset Cost	$405,000 (1)	95.29%
	Cash on Series Balance Sheet	$2,500	0.59%
	Brokerage Fee (the Manager acquired 10% of Interests)	$2,869	0.68% (2)
	Offering Expenses (3)	$0	0.00%
Acquisition Expenses	Transport from Seller to Warehouse incl. associated Insurance	$2,100	0.49%
	Registration and other vehicle-related fees	$271	0.06%
	Pre-Purchase Inspection	$400	0.09%
	Marketing Materials	$600	0.10%
	Estimated interest on loan to the Company / purchase option expense (4,5)	$14,889	3.50%
	Sourcing Fee (the Manager acquired 10 of Interests) (6)	($3,628)	(0.85%)
	Total Fees and Expenses	$17,500	4.12%
	Total Proceeds	$425,000	100.00%

(1)Consists of $10,000 down-payment by the Manager, a $20,000 loan made to the Company by an officer of the Manager, a $100,000 loan made to the Company by an officer of the Manager and a $275,000 purchase option with the Automobile Seller.

(2)Calculation of Brokerage Fee excludes proceeds from the sale of Series #55PS1 Interests to the Manager, its affiliates, or the Automobile Seller.

(3)Solely in connection with the offering of the Series #55PS1 Interests, the Manager has assumed and will not be reimbursed for Offering Expenses.

(4)Consists of accrued interest on a $20,000 loan and a $100,000 loan made to the Company by an officer of the Manager and monthly cash purchase option expense with a rate of 5.33% per annum on the remaining $275,000 outstanding under the Company’s purchase option agreement for the Series Porsche Speedster.

(5)For the purposes of the audited financials (see “Financial Statements” starting on page F-1) these are treated as expenses on the Statement of Operations of the Company rather than capitalized into the cost of the Series Asset, as is the case with other Acquisition Expenses.

(6)Solely in connection with the offering for the Series #55PS1 Interests, the Manager has and will assume all Offering Expenses, Acquisition Expenses, the Brokerage Fee and any shortfalls on loan repayments after use of proceeds from the Series #55PS1 Offering.

The Company entered into a purchase option agreement for the right to acquire the Series Porsche Speedster from the Automobile Seller for a total cost of $405,000 (the “#55PS1 Asset Cost”) of which $30,000 was paid in cash as a non-refundable upfront fee and an additional $100,000 was subsequently paid as a refundable upfront fee. The $30,000 non-refundable upfront fee was financed through a $20,000 loan to the Company from an officer of the Manager described below and a $10,000 down-payment by the Manager at the time of the entry into this purchase option agreement. The additional $100,000 refundable (in the case that the Series #55PS1 Offering is terminated) upfront fee, which was subsequently paid to the Automobile Seller, was financed through a $100,000 loan to the Company from an officer of the Manager described below. In the case of the Series Porsche Speedster, the Automobile Seller is not an affiliate of the Company, the Manager or any of their respective officers or directors.

On July 1, 2017, the Company the Company entered into a purchase option agreement with the Automobile Seller to acquire the Series Porsche Speedster. The option was subsequently extended to May 31, 2018. At the time of entry into the agreement, the Company and the Manager made a non-refundable upfront fee payment of $30,000 and agreed to a monthly cash options payment and subsequently made an additional $100,000 refundable upfront fee payment, as described below.  Under the terms of this purchase option agreement, the Company has the right, but not the obligation to acquire the Series Porsche Speedster for a total #55PS1 Asset Cost of $405,000. With the Closing of the Series #55PS1 Offering, the Series #55PS1 exercised the option to acquire the Series Porsche Speedster. Until such time as the Series #55PS1 exercised the option, the Manager, on behalf of the Company, serviced the monthly cash options expense of $1,222 ($1,667 per month prior to the second upfront fee payment) (5.33% per month on the remaining $275,000 Series #55PS1 Asset Cost outstanding after the non-refundable payment of $30,000 and refundable payment of $100,000) and was reimbursed for any option expense amounts paid at Closing through the proceeds of the Offering. Option expense payments totaled $14,110 at the Closing of the Series #55PS1 Offering. A copy of the original purchase option agreement is attached as Exhibit 6.6 hereto.

The Company obtained a loan on July 10, 2017, with an original principal amount of $20,000 from Christopher Bruno, one of the officers of the Manager, which accrues interest at a rate of 1.22% per annum, the Applicable Federal Rate at the time of the loan.  At the Closing of the Series #55PS1 Offering, $228 of interest had accrued on the loan, which were paid from the proceeds of the Offering. Other key terms of the loan include (i) the requirement to repay the loan within 14 days of the Series #55PS1 Offering Closing and (ii) the ability for the Company to prepay the loan at any time. A copy of the promissory note is attached as Exhibit 6.7 hereto.

The Company obtained a loan on February 15, 2018, with an original principal amount of $100,000 from Christopher Bruno, one of the officers of the Manager, which accrues interest at a rate of 1.81% per annum, the Applicable Federal Rate at the time of the loan.  At the Closing of the Series #55PS1 Offering, $550 of interest had accrued on the loan, which were paid from the proceeds of the Offering.  Other key terms of the loan include (i) the requirement to repay the loan within 14 days of the Series #55PS1 Offering Closing and (ii) the ability for the Company to prepay the loan at any time. A copy of the promissory note is attached as Exhibit 6.18 hereto.

Upon the Closing of the Series #55PS1 Offering, proceeds from the sale of the Series #55PS1 Interests were distributed to the account of Series #55PS1. Series #55PS1 then exercised the purchase option to acquire the Series Porsche Speedster and paid the Automobile Seller the remaining amount of $275,000 under this purchase option. In addition, Series #55PS1 paid back the loans made to support the financing of the Series Porsche Speedster purchase option plus accrued interest and reimbursed the Manager for the down-payment (without any interest or fees). Upon repayment of the remaining amount under this purchase option agreement and the loans (including all accrued interest), the Series Porsche Speedster was transferred to and owned by Series #55PS1 and not subject to any liens or encumbrances.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series #55PS1 Offering were used to pay (i) $2,869 to the Broker (the Brokerage Fee) as consideration for providing certain broker-dealer services to the Company in connection with this Series #55PS1 Offering, and (ii) $18,260 of Acquisition Expenses (including but not limited to the items described in the table above), $17,210 of which were due to the Manager, of which $13,887 were repaid. Solely in connection with the Series #55PS1 Offering, the Manager has assumed any amounts under the Acquisition Expenses that were not covered by the proceeds of the Series #85FT1 Offering and will not be repaid. Of the proceeds of the Series #55PS1 Offering, $2,500 will remain in the operating account of the Series for future Operating Expenses. Solely in connection with the Series #55PS1 Offering, the Manager will assume any expenses not covered by the proceeds of the Offering and will not be reimbursed. See “Plan of Distribution and Subscription Procedure – Fees and Expenses” for additional information.

The allocation of the net proceeds of this Series #55PS1 Offering set forth above represents the actual amount of net proceeds on June 6, 2018, the Closing of the Series #55PS1 Offering.  The Company did not keep any of the proceeds from the Series #55PS1 Offering.  The Series retained $2,500 of the proceeds of the Series #55PS1 Offering for future Operating Expenses. The amount assumed by the Manager in connection with the Series #55PS1 Offering is $3,628 at the Closing of the Offering.

USE OF PROCEEDS – Series #83FB1

We estimate that the gross proceeds of the Series #83FB1 Offering (including from Series #83FB1 Interests acquired by the Manager) will be approximately $350,000 assuming the full amount of the Series #83FB1 Offering is sold, and will be used as follows:

		Dollar Amount	Percentage of Gross Cash Proceeds
	Uses
	Cash Portion of the #83FB1 Asset Cost	$330,000 (1)	94.29%
	Cash on Series Balance Sheet	$2,500	0.71%
	Brokerage Fee (assuming the Manager acquires 2% of Interests)	$2,573	0.74% (2)
	Offering Expenses (3)	$2,625	0.68%
Acquisition Expenses (4)	Transport from Seller to Warehouse incl. associated Insurance	$1,350	0.39%
	Registration and other vehicle-related fees	$271	0.08%
	Pre-Purchase Inspection	$1,300	0.37%
	Sourcing Fee (assuming the Manager acquires 2% of Interests)	$9,382	2.74%
	Total Fees and Expenses	$17,500	5.00%
	Total Proceeds	$350,000	100.00%

(1)Consists of $330,000 purchase option with Automobile Seller to be paid in full at the end of the three-month exclusivity period

(2)Calculation of Brokerage Fee excludes proceeds from the sale of Series #83FB1 Interests to the Manager, its affiliates, or the Automobile Seller.

(3)In connection with the offering of the Series #83FB1 Interests, the Manager has assumed and will not be reimbursed for Offering Expenses, except for the Custody Fee, which will be funded with proceeds from the Series #83FB1 Offering.

(4)To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.

On October 31, 2017, the Company entered into a purchase option agreement for the right to acquire the Series Ferrari 512 from the Automobile Seller for a total cost of $330,000 (the “#83FB1 Asset Cost”). In the case of the Series Ferrari 512, the Automobile Seller is an affiliate of the Manager.

Under the terms of this purchase option agreement, the Company has the right, but not the obligation to acquire the Series Ferrari 512 for a total #83FB1 Asset Cost of $330,000 over a three-month period.  Until the exercise of this purchase option, the Series Ferrari 512 will remain in the custody of the Automobile Seller, stored securely in an expert facility, and the Automobile Seller is responsible for any ongoing expenses related to the Series Ferrari 512 until such time as this purchase option is exercised. If the full amount of the purchase price is not paid for the Series Ferrari 512 by January 31, 2018, then this purchase option agreement will automatically terminate, unless otherwise extended by the parties.  A copy of the purchase option agreement is attached as Exhibit 6.12 hereto.

Upon the Closing of the Series #83FB1 Offering, proceeds from the sale of the Series #83FB1 Interests will be distributed to the account of Series #83FB1.  Series #83FB1 will then exercise the purchase option to acquire the Series Ferrari 512 and pay the Automobile Seller the amount of $330,000 under this purchase option. Upon payment of the amount under this purchase option agreement, the Series Ferrari 512 will be transferred to and owned by Series #83FB1 and not subject to any liens or encumbrances.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series #83FB1 Offering will be used to pay an estimated (i) $2,363 - $2,573 to the Broker (the Brokerage Fee) as consideration for providing certain broker-dealer services to the Company in connection with this Series #83FB1 Offering, (ii) $2,625 in Offering

Expenses consisting of the Custody Fee (iii) $2,921 of Acquisition Expenses (including but not limited to the items described in the table above), $2,650 of which will be paid to the Manager and its affiliates, except that, to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account of Series #83FB1 for future Operating Expenses of the Series, and (iii) $9,382 - $9,592 to the Manager as consideration for assisting in the sourcing of the Series Ferrari 512.  The ranges for Brokerage Fee and Sourcing Fee are calculated based on the Manager purchasing 2% to 10% of the Series #83FB1 Interest.  Of the proceeds of the Series #83FB1 Offering, $2,500 will remain in the operating account of the Series for future Operating Expenses.  See “Plan of Distribution and Subscription Procedure – Fees and Expenses” for additional information.

The allocation of the net proceeds of this Series #83FB1 Offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth.  The Manager reserves the right to modify the use of proceeds based on the factors set forth above.  The Company is not expected to keep any of the proceeds from the Series #83FB1 Offering.  The Series is expected to keep $2,500 of the proceeds of the Series #83FB1 Offering for future Operating Expenses.  In the event that less than the Maximum Series #83FB1 Interests are sold in connection with the Series #83FB1 Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

USE OF PROCEEDS – Series #93XJ1

We estimate that the gross proceeds of the Series #93XJ1 Offering (including from Series #93XJ1 Interests acquired by the Manager) will be approximately $495,000 assuming the full amount of the Series #93XJ1 Offering is sold, and will be used as follows:

		Dollar Amount	Percentage of Gross Cash Proceeds
	Uses
	Cash Portion of the #93XJ1 Asset Cost	$460,000 (1)	92.93%
	Cash on Series Balance Sheet	$1,500	0.30%
	Brokerage Fee (assuming the Manager acquires 2% of Interests)	$3,638	0.74% (2)
	Offering Expenses (3)	$3,713	0.75%
Acquisition Expenses (4)	Refurbishment costs & Inspection (5)	$26,500	5.35%
	Transport from Seller to Warehouse incl. associated Insurance	$1,200	0.25%
	Registration and other vehicle-related fees	$271	0.05%
	Marketing Materials	$600	0.12%
	Estimated interest on loan to the Company / purchase option expense (6,7)	$5,115	1.03%
	Sourcing Fee (assuming the Manager acquires 2% of Interests)	($7,537)	(1.52%)
	Total Fees and Expenses	$33,500	6.77%
	Total Proceeds	$495,000	100.00%

(1)Consists of a $25,000 loan made to the Company by an officer of the Manager and a $435,000 non-interest-bearing loan from the Manager.

(2)Calculation of Brokerage Fee excludes proceeds from the sale of Series #93XJ1 Interests to the Manager, its affiliates, or the Automobile Seller.

(3)Solely in connection with the offering of the Series #93XJ1 Interests, the Manager has assumed and will not be reimbursed for Offering Expenses, except for expenses related to the Custody Fee, which will be paid through the proceeds of the Series #93XJ1 Offering.

(4)To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.

(5)In the case of Series #93XJ1, the Manager has decided to refurbish various aspects of the vehicle prior to the closing of the Series #93XJ1 Offering, as detailed in “Series Jaguar XJ220 Description”.

(6)Consists of estimated accrued interest on a $25,000 loan made to the Company by an officer of the Manager, assuming a September 2018 Closing of the Series #93XJ1 Offering, and interest paid on a $145,000 loan made to the Company by an affiliate of the Manager, which was subsequently repaid through a non-interest-bearing loan by the Manager in June 2018.

(7)For the purposes of the audited financials (see “Financial Statements” starting on page F-1) these are treated as expenses on the Statement of Operations of the Company rather than capitalized into the cost of the Series Asset, as is the case with other Acquisition Expenses.

On December 15th, 2017, the Company entered into a purchase option agreement for the right to acquire the Series Jaguar XJ220 from the Automobile Seller for a total cost of $460,000 (the “Series #93XJ1 Asset Cost”), which was subsequently exercised in July 2018, prior to the launch of the Series #93XJ1 Offering, financed through a $25,000 loan from an officer of the Manager and a $435,000 non-interest-bearing loan from the Manager. A copy of purchase option agreement is attached as Exhibit 6.14 hereto. In the case of the Series Jaguar XJ220, the Automobile Seller is not an affiliate of the Company, the Manager or any of their respective officers or directors.

Under the terms of this purchase option agreement, the Company had the right, but not the obligation to acquire the Series Jaguar XJ220 for a total Asset Cost of $460,000over a six-month period.  In addition, the Automobile Seller has undertaken refurbishments at a cost of $26,500, for which the Automobile Seller will billed the Manager at cost at the time of the refurbishments. The Manager will be reimbursed for any amounts paid for refurbishments through the proceeds of the Series #93XJ1 Offering. The Company exercised its option in July 2018, prior to the launch of the Series #93XJ1 Offering. The Company financed the acquisition of the Series Jaguar XJ220 upon exercising its option, through a $25,000 loan from an Officer of the Manager and a $435,000 non-interest-bearing loan from the Manager. These loans will be repaid upon the Closing of the Series #93XJ1 Offering.

Should the Series #93XJ1 Offering be unsuccessful the Series Jaguar XJ220 will be retained by the Company and the Manager will not be reimbursed for the amounts paid for any refurbishments.  Until the execution of this purchase option, the Series Jaguar XJ220 remained in the custody of the Automobile Seller and has been transferred into the custody of the Manager upon the exercising of the purchase option.

The Company obtained a loan on March 2, 2018, with an original principal amount of $145,000 from an affiliate of the Manager, which accrues interest at a rate of 10.00% per annum.  This loan plus accrued interest was repaid in June 2018 and replaced with a $145,000 non-interest-bearing loan from the Manager. Interest of $4,767 had accrued at the time of the loan repayment on June 30, 2018. A copy of the promissory note is attached as Exhibit 6.19 hereto.

The Company obtained a loan on March 2, 2018, with an original principal amount of $25,000 from Christopher Bruno, one of the officers of the Manager, which accrues interest at a rate of 1.96% per annum, the Applicable Federal Rate at the time of the loan.  Interest of approximately $280 is expected to be accrued by the time of the Closing of the Series #93XJ1 Offering, assuming a September 30, 2018 closing.  Other key terms of the loan include (i) the requirement to repay the loan within 14 days of the Series #93XJ1 Offering Closing and (ii) the ability for the Company to prepay the loan at any time. A copy of the promissory note is attached as Exhibit 6.20 hereto.

On July 30, 2018, the Company exercised the purchase option to acquire the Series Jaguar XJ220, prior to the launch of the Series #93XJ1 Offering. The outstanding $290,000 of payment to the Automobile Seller was paid by the Company with a $290,000 non-interest-bearing loan from the Manager.

Upon the Closing of the Series #93XJ1 Offering, proceeds from the sale of the Series #93XJ1 Interests will be distributed to the account of Series #93XJ1.  Upon repayment of the loans from the officer of the Manager and the Manager to exercise the purchase option, the Series Jaguar XJ220 will be transferred to and owned by Series #93XJ1 and not subject to any liens or encumbrances.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series #93XJ1 Offering will be used to pay an estimated (i) $3,341 – $3,638 to the Broker (the Brokerage Fee) as consideration for providing certain broker-dealer services to the Company in connection with this Series #93XJ1 Offering, (ii) $3,713 of Offering Expenses related to the Custody Fee, (iii) $33,621 of Acquisition Expenses (including but not limited to the items described in the table above which includes the costs of refurbishment), and (iv) $1,500 will remain in the operating account of the Series for future Operating Expenses. Solely in connection with the Series #93XJ1 Offering, the Manager will assume any expenses not covered by the proceeds of the offering and will not be reimbursed.  The range for Brokerage Fee is calculated based on the Manager purchasing 2% to 10% of the Series #93XJ1 Interest.  See “Plan of Distribution and Subscription Procedure – Fees and Expenses” for additional information.

The allocation of the net proceeds of this Series #93XJ1 Offering set forth above represents the Managers intentions based upon our current plans and assumptions regarding industry and general economic conditions, future revenues and expenditures.  The amounts and timing of the actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above.  The Company is not expected to keep any of the proceeds from the Series #93XJ1 Offering.  The Series is expected to keep $1,500 of the proceeds of the Series #93XJ1 Offering for future Operating Expenses.  Solely in connection with the Series #93XJ1 Offering, the Manager will pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and will waive the Sourcing Fee, should the proceeds of the Offering not cover these expenses.

USE OF PROCEEDS – Series #95BL1

At the Closing of the sale of Interests of Series #95BL1, on July 12, 2018, the gross proceeds of the Series #95BL1 Offering (including from 43 Series #95BL1 Interests acquired by the Manager) were $118,500, from the sale of all 2,000 Interest in Series #95BL1 and have been used as follows:

		Dollar Amount	Percentage of Gross Cash Proceeds
	Uses
	Cash Portion of the #95BL1 Asset Cost	$112,500 (1)	94.94%
	Cash on Series Balance Sheet	$1,000	0.84%
	Brokerage Fee (the Manager acquired 2% of Interests)	$870 (2)	0.73%
	Offering Expenses (3)	$889	0.75%
Acquisition Expenses	Transport from Seller to Warehouse incl. associated Insurance	$750	0.63%
	Marketing Materials	$350	0.30%
	Maintenance / Repairs	$75	0.06%
	Registration and other vehicle-related fees	$421	0.35%
	Interest on loans to the Company (4)	$1,645	1.39%
	Sourcing Fee (the Manager acquired 2% of Interests)	$1	0.00%
	Total Fees and Expenses	$5,000	4.22%
	Total Proceeds	$118,500	100.00%

(1)Consists of a $10,000 loan made to the Company by an officer of the Manager, an $80,000 loan from J.J. Best Banc & Co. and a down-payment by the Manager of $22,500.

(2)Calculation of Brokerage Fee excludes proceeds from the sale of Series #95BL1 Interests to the Manager, its affiliates, or the Automobile Seller.

(3)Solely in connection with the offering of the Series #95BL1 Interests, the Manager has assumed and will not be reimbursed for Offering Expenses, except for expenses related to the Custody Fee, which will be paid through the proceeds of the Series #95BL1 Offering.

(4)For the purposes of the audited financials (see “Financial Statements” starting on page F-1) these are treated as expenses on the Statement of Operations of the Company rather than capitalized into the cost of the Series Asset, as is the case with other Acquisition Expenses.

The Company acquired the Series BMW M3 Lightweight from the Automobile Seller for a total cost of $112,500 (the “Series #95BL1 Asset Cost”), of which $10,000 was paid in cash by the Company through a loan from an officer of the Manager, $80,000 was paid in cash by the Company through a loan from J.J. Best Banc & Co., as described below, and $22,500 was paid in cash by the Manager as a non-interest-bearing down-payment.  In the case of the Series BMW M3 Lightweight, the Automobile Seller is not an affiliate of the Company, the Manager or any of their respective officers or directors.

The Company obtained a loan on March 30, 2018, with an original principal amount of $10,000 from Christopher Bruno, one of the officers of the Manager, which accrues interest at a rate of 1.96% per annum, the Applicable Federal Rate at the time of the loan.  $60 of interest has accrued on the loan by the time of the Closing of the Series #95BL1 Offering on July 12, 2018.  The loan, plus accrued interest, was repaid with proceeds from the Offering. Full documentation of the loan is included in Exhibit 6.15 hereto.

The Company obtained a loan on April 12, 2018, with an original principal amount of $80,000, plus $724 of financing fees, from J.J. Best Banc & Co, with a 7.99% cash interest expense per annum.  By the Closing on July 12, 2018, the Manager, on behalf of the Company, paid $1,586 of cash interest and $3,323 in principal. Other key terms of the loan include (i) the loan is senior to the $10,000 loan from an officer of the Manager described above (ii) has a five-year term with no prepayment penalties, (iii) the Manager on behalf of the Company services both monthly cash interest and principal payments on the loan in the amount of $1,636 per month, and (iv) until the time of the repayment of the loan, J.J. Best Banc & Co. has a lien on the Series BMW M3 Lightweight. At Closing, the remaining principal on the loan of $77,401 was repaid and the Manager was reimbursed for the amounts of interest and principal paid, from the proceeds of the Offering. The loan agreement with J.J. Best is attached as Exhibit 6.16 hereto, the terms of which are incorporated by reference herein.

Upon the Closing of the Series #95BL1 Offering, proceeds from the sale of the Series #95BL1 Interests were distributed to the account of Series #95BL1.  Series #95BL1 then paid back any remaining amounts outstanding under the loans made to acquire the Series BMW M3 Lightweight plus any accrued interest.  Upon payment of the loans (including all accrued interest), the Series BMW M3 Lightweight is now owned by the Series #95BL1 and is not subject to any liens or encumbrances.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series #95BL1 Offering were used to pay (i) $870 to the Broker (the Brokerage Fee) as consideration for providing certain broker-dealer services to the Company in connection with this Series #95BL1 Offering, (ii) $889 of Offering Expenses related to the Custody Fee, (iii) $3,241 of Acquisition Expenses, $3,181 of which will be paid to the Manager and its affiliates, and (iv) $1 Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series BMW M3 Lightweight.  Of the proceeds of the Series #95BL1 Offering, $1,000 will remain in the operating account of the Series for future Operating Expenses.  See “Plan of Distribution and Subscription Procedure – Fees and Expenses” for additional information.

The Company has not kept any of the proceeds from the Series #95BL1 Offering.  The Series has kept $1,000 of the proceeds of the Series #95BL1 Offering for future Operating Expenses.

USE OF PROCEEDS – Series #90FM1

At the Closing of the sale of Interests of Series #90FM1, on July 31, 2018, the gross proceeds of the Series #90FM1 Offering (including from 40 Series #90FM1 Interests acquired by the Manager and from 500 Series #90FM1 Interests retained by the Automobile Seller) were $16,500 and have been used as follows:

		Dollar Amount	Percentage of Gross Cash Proceeds
	Uses
	Cash Portion of the #90FM1 Asset Cost	$10,375	62.88%
	Equity retained by Automobile Seller (1)	$4,125	25.00%
	Cash on Series Balance Sheet	$500	3.03%
	Brokerage Fee (the Manager acquired 2% of Interests and the Automobile Seller retained 25% of Interests)	$90	0.55% (2)
	Offering Expenses (3)	$124	0.75%
Acquisition Expenses	Refurbishment costs & Inspection	$0	0.00%
	Transport from Seller to Warehouse incl. associated Insurance	$500	3.03%
	Registration and other vehicle-related fees	$271	1.64%
	Marketing Materials	$175	1.06%
	Estimated interest on loan to the Company / purchase option expense	$0	0.00%
	Sourcing Fee (the Manager acquired 2% of Interests)	$340	2.06%
	Total Fees and Expenses	$1,500	9.09%
	Total Proceeds	$16,500	100.00%

(1)Solely in case of Series #90FM1, the Automobile Seller (as defined below) has agreed to retain 25% of the Series #90FM1 Interests

(2)Calculation of Brokerage Fee excludes proceeds from the sale of Series #90FM1 Interests to the Manager, its affiliates, or the Automobile Seller.

(3)Solely in connection with the offering of the Series #90FM1 Interests, the Manager has assumed and will not be reimbursed for Offering Expenses, except for expenses related to the Custody Fee, which will be paid through the proceeds of the Series #90FM1 Offering.

On June 15th, 2018, the Company entered into a purchase option agreement for the right to acquire a majority equity stake (72%) in the Series Ford Mustang 7-Up Edition from the Automobile Seller for a total cash consideration of $10,375 (the “Series #90FM1 Asset Cost”) using the proceeds of Series #90FM1 Offering. This results in a total value of the Series Ford Mustang 7-Up Edition of $14,500 including the minority stake retained by the Automobile Seller. “Automobile Seller(s)” means an individual(s), dealer or auction company, which owns an underlying asset prior to (i) a purchase of an underlying asset by the Company in advance of a potential offering or (ii) the closing of an offering from which proceeds are used to acquire the underlying asset. In the case of the Series Ford Mustang 7-Up Edition, the Automobile Seller is a member of the Advisory Board of the Manager and has retained 25% of the Series #90FM1 Interests.

On July 31, 2018, upon the Closing of the Series #90FM1 Offering, the Company exercised the purchase option to acquire a majority stake in the Underlying Asset for $10,375. In addition to the costs of acquiring the majority stake in the Underlying Asset, proceeds from the Series #90FM1 Offering were used to pay (i) $90 to the Broker (the Brokerage Fee) as consideration for providing certain broker-dealer services to the Company in connection with this Series #90FM1 Offering, (ii) $124 in Offering Expenses consisting of the Custody Fee (iii) $946 of Acquisition Expenses (including but not limited to the items described in the table above), $946 of which will be paid to the

Manager and its affiliates, except that, to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account of Series #90FM1 for future Operating Expenses of the Series, and (iii) $340 to the Manager as consideration for assisting in the sourcing of the Series Ford Mustang 7-Up Edition.  Of the proceeds of the Series #90FM1 Offering, $500 will remain in the operating account of the Series for future Operating Expenses.  See “Plan of Distribution and Subscription Procedure – Fees and Expenses” for additional information.

The Company has not kept any of the proceeds from the Series #90FM1 Offering.  The Series has kept $500 of the proceeds of the Series #90FM1 Offering for future Operating Expenses.

USE OF PROCEEDS – Series #89PS1

At the Closing of the sale of Interests of Series #89PS1, on July 31, 2018, the gross proceeds of the Series #89PS1 Offering (including from 40 Series #89PS1 Interests acquired by the Manager and from 1,200 Series #89PS1 Interests retained by the Automobile Seller) were $165,000 and have been used as follows:

		Dollar Amount	Percentage of Gross Cash Proceeds
	Uses
	Cash Portion of the #89PS1 Asset Cost	$61,000	36.97%
	Equity retained by Automobile Seller (1)	$99,000	60.00%
	Cash on Series Balance Sheet	$1,000	0.61%
	Brokerage Fee (the Manager acquired 2% of Interests and the Automobile Seller retained 60% of Interests)	$470	0.29% (2)
	Offering Expenses (3)	$1,238	0.75%
Acquisition Expenses	Refurbishment costs & Inspection	$0	0.00%
	Transport from Seller to Warehouse incl. associated Insurance	$0	0.00%
	Registration and other vehicle-related fees	$271	0.16%
	Marketing Materials	$250	0.15%
	Estimated interest on loan to the Company / purchase option expense	$0	0.00%
	Sourcing Fee (the Manager acquired 2% of Interests)	$1,771	1.23%
	Total Fees and Expenses	$4,000	2.42%
	Total Proceeds	$165,000	100.00%

(1)Solely in case of Series #89PS1, the Automobile Seller (as defined below) has agreed to retain 60% of the Series #89PS1 Interests

(2)Calculation of Brokerage Fee excludes proceeds from the sale of Series #89PS1 Interests to the Manager, its affiliates, or the Automobile Seller.

(3)Solely in connection with the offering of the Series #89PS1 Interests, the Manager has assumed and will not be reimbursed for Offering Expenses, except for expenses related to the Custody Fee, which will be paid through the proceeds of the Series #89PS1 Offering.

On June 21st, 2018, the Company entered into a purchase option agreement for the right to acquire a minority stake (38%) in the Series Porsche 911 Speedster from the Automobile Seller for a total cash consideration of $61,000 (the “Series #89PS1 Asset Cost”) using the proceeds of Series #89PS1 Offering. This results in a total value of the Series Porsche 911 Speedster of $160,000 including the majority stake retained by the Automobile Seller. “Automobile Seller(s)” means an individual(s), dealer or auction company, which owns an underlying asset prior to (i) a purchase of an underlying asset by the Company in advance of a potential offering or (ii) the closing of an offering from which proceeds are used to acquire the underlying asset. In the case of the Series Porsche 911 Speedster, the Automobile Seller is an investor in the Manager and has retained a 60% majority of the Series #89PS1 Interests.

On July 31, 2018, upon the Closing of the Series #89PS1 Offering, the Company exercised the purchase option to acquire a minority stake in the Underlying Asset for $61,000. In addition to the costs of acquiring the minority stake in the Underlying Asset, proceeds from the Series #89PS1 Offering were used to pay (i) $470 to the Broker (the Brokerage Fee) as consideration for providing certain broker-dealer services to the Company in connection with this Series #89PS1 Offering, (ii) $1,238 in Offering Expenses consisting of the Custody Fee, (iii) $521 of Acquisition Expenses (including but not limited to the items described in the table above), $521 of which will be paid to the Manager and its affiliates, and (iv) $1,771 to the Manager as consideration for assisting in the sourcing of the Series

Porsche 911 Speedster.  Of the proceeds of the Series #89PS1 Offering, $1,000 will remain in the operating account of the Series for future Operating Expenses.  See “Plan of Distribution and Subscription Procedure – Fees and Expenses” for additional information.

The Company has not kept any of the proceeds from the Series #89PS1 Offering.  The Series has kept $1,000 of the proceeds of the Series #89PS1 Offering for future Operating Expenses.

USE OF PROCEEDS – Series #98DV1

We estimate that the gross proceeds of the Series #98DV1 Offering (including from Series #98DV1 Interests acquired by the Manager) will be approximately $130,000 assuming the full amount of the Series #98DV1 Offering is sold, and will be used as follows:

		Dollar Amount	Percentage of Gross Cash Proceeds
	Uses
	Cash Portion of the #98DV1 Asset Cost	$120,000 (1)	92.31%
	Cash on Series Balance Sheet	$2,500	1.92%
	Brokerage Fee (assuming the Manager acquires approximately 2% of Interests)	$956	0.74% (2)
	Offering Expenses (3)	$975	0.75%
Acquisition Expenses (4)	Transport from Seller to Warehouse incl. associated Insurance	$1,895	1.46%
	Marketing Materials	$200	0.15%
	Refurbishment and maintenance	$640	0.49%
	Estimated Interest on loan to the Company (5)	$487	0.37%
	Sourcing Fee (assuming the Manager acquires approximately 2% of Interests)	$2,076	1.60%
	Total Fees and Expenses	$7,500	5.77%
	Total Proceeds	$130,000	100.00%

(1)Consists of $40,000 down-payment by the Manager and $80,000 loan made to the Company by an officer of the Manager.

(2)Calculation of Brokerage Fee excludes proceeds from the sale of Series #98DV1 Interests to the Manager, its affiliates, or the Automobile Seller.

(3)Solely in connection with the offering of the Series #98DV1 Interests, the Manager has assumed and will not be reimbursed for Offering Expenses, except for expenses related to the Custody Fee, which will be paid through the proceeds of the Series #98DV1 Offering.

(4)To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.

(5)For the purposes of the audited financials (see “Financial Statements” starting on page F-1) these are treated as expenses on the Statement of Operations of the Company rather than capitalized into the cost of the Series Asset, as is the case with other Acquisition Expenses.

The Company acquired the Series Dodge Viper GTS-R from the Automobile Seller for a total cost of $120,000 (the “Series #98DV1 Asset Cost”) of which $80,000 was paid in cash by the Company through a loan from an officer of the Manager described below and $40,000 was paid in cash by the Manager as a non-interest-bearing down-payment at the time of purchase. In the case of the Series Dodge Viper GTS-R, the Automobile Seller is not an affiliate of the Company, the Manager or any of their respective officers or directors.

The Company obtained a loan to acquire the Series Dodge Viper GTS-R on June 28, 2018, with an original principal amount of $80,000 from Maximilian Niederste-Ostholt, one of the officers of the Manager, which accrues interest at a rate of 2.34% per annum, the Applicable Federal Rate at the time of the loan.  At the time of the Closing of the Series #98DV1 Offering approximately $487 of interest will accrue on the loan, assuming a September 30, 2018 Closing.  Other key terms of the loan include (i) the requirement to repay the loan within 14 days of the Series #98DV1 Offering Closing and (ii) the ability for the Company to prepay the loan at any time.  A copy of the promissory note is attached as Exhibit 6.25 hereto.

Upon the Closing of the Series #98DV1 Offering, proceeds from the sale of the Series #98DV1 Interests will be distributed to the account of Series #98DV1.  Series #98DV1 will then pay back any remaining amounts outstanding under the loans made to acquire the Series Dodge Viper GTS-R plus any accrued interest.  Upon payment of the loans (including all accrued interest), the Series Dodge Viper GTS-R will be owned by the Series #98DV1 and will not be subject to any liens or encumbrances.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series #98DV1 Offering will be used to pay an estimated (i) $878 - $956 to the Broker (the Brokerage Fee) as consideration for providing certain broker-dealer services to the Company in connection with this Series #98DV1 Offering, (ii) $975 of Offering Expenses related to the Custody Fee, (iii) $3,493 of Acquisition Expenses (including but not limited to the items described in the table above), $2,735 of which will be paid to the Manager and its affiliates, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) $2,347 - $2,425 Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series Dodge Viper GTS-R.  The ranges for Brokerage Fee and Sourcing Fee are calculated based on the Manager purchasing 2% to 10% of the Series #98DV1 Interests.  Of the proceeds of the Series #98DV1 Offering, $2,500 will remain in the operating account of the Series for future Operating Expenses.  See “Plan of Distribution and Subscription Procedure – Fees and Expenses” for additional information.

The allocation of the net proceeds of this Series #98DV1 Offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth.  The Manager reserves the right to modify the use of proceeds based on the factors set forth above.  The Company is not expected to keep any of the proceeds from the Series #98DV1 Offering.  The Series is expected to keep $2,500 of the proceeds of the Series #98DV1 Offering for future Operating Expenses.  In the event that less than the Maximum Series #98DV1 Interests are sold in connection with the Series #98DV1 Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

USE OF PROCEEDS – Series #80LC1

We estimate that the gross proceeds of the Series #80LC1 Offering (including from Series #80LC1 Interests acquired by the Manager and the minority Series #80LC1 Interests retained by the Automobile Seller) will be approximately $635,000 assuming the full amount of the Series #80LC1 Offering is sold, and will be used as follows:

		Dollar Amount	Percentage of Gross Cash Proceeds
	Uses
	Cash Portion of the #80LC1 Asset Cost	$562,375 (1)	88.56%
	Equity retained by Automobile Seller (2)	$47,625	7.50%
	Cash on Series Balance Sheet	$3,500	0.55%
	Brokerage Fee (assuming the Manager acquires 2% of Interests)	$4,310	0.68% (3)
	Offering Expenses (4)	$4,763	0.75%
Acquisition Expenses (5)	Pre-Purchase Inspection	$430	0.07%
	Transport from Seller to Warehouse incl. associated Insurance	$2,250	0.35%
	Marketing Materials	$500	0.08%
	Registration and other vehicle-related fees	$271	0.04%
	Sourcing Fee (assuming the Manager acquires 2% of Interests)	$8,976	1.41%
	Total Fees and Expenses	$21,500	3.39%
	Total Proceeds	$635,000	100.00%

(1)Consists of a $610,000 purchase option with Automobile Seller of which $562,375 is required to be paid at the end of the seven-week exclusivity period.

(2)Solely in case of Series #80LC1, the Automobile Seller (as defined below) has agreed to retain 7.5% of the Series #80LC1 Interests.

(3)Calculation of Brokerage Fee excludes proceeds from the sale of Series #80LC1 Interests to the Manager, its affiliates, or the Automobile Seller.

(4)Solely in connection with the offering of the Series #80LC1 Interests, the Manager has assumed and will not be reimbursed for Offering Expenses, except for expenses related to the Custody Fee, which will be paid through the proceeds of the Series #80LC1 Offering.

(5)To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.

On August 1, 2018, the Company entered into a purchase option agreement for the right to acquire a majority equity stake (92.5%) in the Series Lamborghini Countach LP400 S Turbo from the Automobile Seller for a total cash consideration of $562,375 (the “#80LC1 Asset Cost”) using the proceeds of Series #80LC1 Offering. To enter into the purchase option agreement the Company made a $60,000 non-refundable down-payment financed through a non-interest-bearing loan from the Manager. There are no other expenses associated with the purchase option agreement. This results in a total value of the Series Lamborghini Countach LP400 S Turbo of $610,000 including the minority stake retained by the Automobile Seller. “Automobile Seller(s)” means an individual(s), dealer or auction company, which owns an underlying asset prior to (i) a purchase of an underlying asset by the Company in advance of a potential offering or (ii) the closing of an offering from which proceeds are used to acquire the underlying asset. In the case of the Series Lamborghini Countach LP400 S Turbo, the Automobile Seller is not affiliated with the Manager and will retain 7.5% of the Series #80LC1 Interests.

Under the terms of this purchase option agreement, the Company has the right, but not the obligation to acquire the Series Lamborghini Countach LP400 S Turbo for a total #80LC1 Asset Cost of $610,000 over a seven-week period. Of the $610,000 #80LC1 Asset Cost, $47,625 will be retained in Series #80LC1 Interest by the Automobile Seller. Until the exercise of this purchase option, the Series Lamborghini Countach LP400 S Turbo will remain in the custody of the Automobile Seller, stored securely in an expert facility, and the Automobile Seller is responsible for any ongoing expenses related to the Series Lamborghini Countach LP400 S Turbo until such time as this purchase option is exercised. If the full amount of the purchase price is not paid for the Series Lamborghini Countach LP400 S Turbo by the end of the seven-week exclusivity period, then this purchase option agreement will automatically terminate, unless otherwise extended by the parties.  A copy of the purchase option agreement is attached as Exhibit 6.27 hereto.

Upon the Closing of the Series #80LC1 Offering, proceeds from the sale of the Series #80LC1 Interests will be distributed to the account of Series #80LC1.  Series #80LC1 will then exercise the purchase option to acquire the Series Lamborghini Countach LP400 S Turbo and pay the Automobile Seller the amount of $610,000, less the $60,000 non-refundable down-payment made to enter into the option and $47,625 of which will be retained in Series #80LC1 Interest by the Automobile Seller, under this purchase option. Upon payment of the amount under this purchase option agreement, the Series Lamborghini Countach LP400 S Turbo will be transferred to and owned by Series #80LC1 and not subject to any liens or encumbrances.

In addition to the costs of acquiring the majority stake in the Underlying Asset, proceeds from the Series #80LC1 Offering will be used to pay an estimated (i) $3,929 - $4,310 to the Broker (the Brokerage Fee) as consideration for providing certain broker-dealer services to the Company in connection with this Series #80LC1 Offering, (ii) $4,763 in Offering Expenses consisting of the Custody Fee (iii) $3,451 of Acquisition Expenses (including but not limited to the items described in the table above), $3,180 of which will be paid to the Manager and its affiliates, except that, to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account of Series #80LC1 for future Operating Expenses of the Series, and (iii) $8,976 - $9,375 to the Manager as consideration for assisting in the sourcing of the Series Lamborghini Countach LP400 S Turbo.  The ranges for Brokerage Fee and Sourcing Fee are calculated based on the Manager purchasing 2% to 10% of the Series #80LC1 Interest.  Of the proceeds of the Series #80LC1 Offering, $3,500 will remain in the operating account of the Series for future Operating Expenses.  See “Plan of Distribution and Subscription Procedure – Fees and Expenses” for additional information.

The allocation of the net proceeds of this Series #80LC1 Offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth.  The Manager reserves the right to modify the use of proceeds based on the factors set forth above.  The Company is not expected to keep any of the proceeds from the Series #80LC1 Offering.  The Series is expected to keep $3,500 of the proceeds of the Series #80LC1 Offering for future Operating Expenses.  In the event that less than the Maximum Series #80LC1 Interests are sold in connection with this Series #80LC1 Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

USE OF PROCEEDS – Series #06FS1

We estimate that the gross proceeds of the Series #06FS1 Offering (including from Series #06FS1 Interests acquired by the Manager) will be approximately $209,000 assuming the full amount of the Series #06FS1 Offering is sold, and will be used as follows:

		Dollar Amount	Percentage of Gross Cash Proceeds
	Uses
	Cash Portion of the #06FS1 Asset Cost	$200,000 (1)	95.69%
	Cash on Series Balance Sheet	$3,000	1.44%
	Brokerage Fee (assuming the Manager acquires 2% of Interests)	$1,563	0.74% (2)
	Offering Expenses (3)	$1,568	0.75%
Acquisition Expenses (4)	Transport from Seller to Warehouse incl. associated Insurance	$750	0.36%
	Registration and other vehicle-related fees	$271	0.13%
	Marketing Materials	$175	0.08%
	Sourcing Fee (assuming the Manager acquires 2% of Interests)	$1,700	0.81%
	Total Fees and Expenses	$6,000	2.87%
	Total Proceeds	$209,000	100.00%

Note: Amounts are based on current negotiations of the terms of the purchase option agreement and may be subject to change.

(1)Consists of $200,000 purchase option with Automobile Seller to be paid in full at the end of the exclusivity period.

(2)Calculation of Brokerage Fee excludes proceeds from the sale of Series #06FS1 Interests to the Manager, its affiliates, or the Automobile Seller.

(3)In connection with the offering of the Series #06FS1 Interests, the Manager has assumed and will not be reimbursed for Offering Expenses, except for the Custody Fee, which will be funded with proceeds from the Series #06FS1 Offering.

(4)To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.

The Company is currently negotiating a purchase option agreement for the right to acquire the Series Ferrari F430 Spider from the Automobile Seller for a total cost of $200,000 (the “#06FS1 Asset Cost”). “Automobile Seller(s)” means an individual(s), dealer or auction company, which owns an underlying asset prior to (i) a purchase of an underlying asset by the Company in advance of a potential offering or (ii) the closing of an offering from which proceeds are used to acquire the underlying asset. In the case of the Series Ferrari F430 Spider, the Automobile Seller is a member of the Advisory Board of the Manager.

Under the expected terms of this purchase option agreement, the Company has the right, but not the obligation to acquire the Series Ferrari F430 Spider for a total #06FS1 Asset Cost of $200,000.  There are expected to be no ongoing expenses associated with the purchase option agreement. Until the exercise of this purchase option, the Series Ferrari F430 Spider is expected to remain in the custody of the Automobile Seller, stored securely in an expert facility, and the Automobile Seller would be responsible for any ongoing expenses related to the Series Ferrari F430 Spider until such time as this purchase option is exercised. It is expected that if the full amount of the purchase price is not paid for the Series Ferrari F430 Spider by the end of the exclusivity period, then this purchase option agreement would automatically terminate, unless otherwise extended by the parties.

It is expected that upon the Closing of the Series #06FS1 Offering, proceeds from the sale of the Series #06FS1 Interests would be distributed to the account of Series #06FS1. Series #06FS1 would then exercise the purchase option to acquire the Series Ferrari F430 Spider and pay the Automobile Seller the amount of $200,000 under this purchase option agreement. Upon payment of the amount under this purchase option agreement, the Series Ferrari F430 Spider would be transferred to and owned by Series #06FS1 and would not be subject to any liens or encumbrances.

It is expected that in addition to the costs of acquiring the Underlying Asset, proceeds from the Series #06FS1 Offering would be used to pay an estimated (i) $1,411 - $1,563 to the Broker (the Brokerage Fee) as consideration for providing certain broker-dealer services to the Company in connection with this Series #06FS1 Offering, (ii) $1,568 in Offering Expenses consisting of the Custody Fee (iii) $1,196 of Acquisition Expenses (including but not limited to the items described in the table above), $925 of which would be paid to the Manager and its affiliates, except that, to the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account of Series #06FS1 for future Operating Expenses of the Series, and (iii) $1,700 - $1,826 to the Manager as consideration for assisting in the sourcing of the Series Ferrari F430 Spider.  The ranges for Brokerage Fee and Sourcing Fee are calculated based on the Manager purchasing 2% to 10% of the Series #06FS1 Interest.  Of the proceeds of the Series #06FS1 Offering, $3,000 would remain in the operating account of the Series for future Operating Expenses.  See “Plan of Distribution and Subscription Procedure – Fees and Expenses” for additional information.

The allocation of the net proceeds of this Series #06FS1 Offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures and is subject to the final execution of the purchase option agreement. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth.  The Manager reserves the right to modify the use of proceeds based on the factors set forth above.  The Company is not expected to keep any of the proceeds from the Series #06FS1 Offering.  The Series is expected to keep $3,000 of the proceeds of the Series #06FS1 Offering for future Operating Expenses.  In the event that less than the Maximum Series #06FS1 Interests are sold in connection with the Series #06FS1 Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

USE OF PROCEEDS – Series #72FG1

We estimate that the gross proceeds of the Series #72FG1 Offering (including from Series #72FG1 Interests acquired by the Manager) will be approximately $345,000 assuming the full amount of the Series #72FG1 Offering is sold, and will be used as follows:

		Dollar Amount	Percentage of Gross Cash Proceeds
	Uses
	Cash Portion of the #72FG1 Asset Cost	$330,000 (1)	95.65%
	Cash on Series Balance Sheet	$5,000	1.45%
	Brokerage Fee (assuming the Manager acquires 2% of Interests)	$2,536	0.74% (2)
	Offering Expenses (3)	$2,588	0.75%
Acquisition Expenses (4)	Transport from Seller to Warehouse incl. associated Insurance	$750	0.22%
	Registration and other vehicle-related fees	$271	0.08%
	Marketing Materials	$500	0.14%
	Sourcing Fee (assuming the Manager acquires 2% of Interests)	$3,356	2.90%
	Total Fees and Expenses	$10,000	2.9%
	Total Proceeds	$345,000	100.00%

Note: values are based on current negotiations of the terms of the purchase option agreement and may be subject to change.

(1)Consists of $330,000 purchase option with Automobile Seller to be paid in full at the end of the exclusivity period.

(2)Calculation of Brokerage Fee excludes proceeds from the sale of Series #72FG1 Interests to the Manager, its affiliates, or the Automobile Seller.

(3)In connection with the offering of the Series #72FG1 Interests, the Manager has assumed and will not be reimbursed for Offering Expenses, except for the Custody Fee, which will be funded with proceeds from the Series #72FG1 Offering.

(4)To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.

The Company is currently negotiating a purchase option agreement for the right to acquire the Series Ferrari 365 GTC/4 from the Automobile Seller for a total cost of $330,000 (the “#72FG1 Asset Cost”). “Automobile Seller(s)” means an individual(s), dealer or auction company, which owns an underlying asset prior to (i) a purchase of an underlying asset by the Company in advance of a potential offering or (ii) the closing of an offering from which proceeds are used to acquire the underlying asset. In the case of the Series Ferrari 365 GTC/4, the Automobile Seller is not affiliated with the Manager.

Under the expected terms of this purchase option agreement, the Company has the right, but not the obligation to acquire the Series Ferrari 365 GTC/4 for a total #72FG1 Asset Cost of $330,000.  There are expected to be no ongoing expenses associated with the purchase option agreement. Until the exercise of this purchase option, the Series Ferrari 365 GTC/4 is expected to remain in the custody of the Automobile Seller, stored securely in an expert facility, and the Automobile Seller would be responsible for any ongoing expenses related to the Series Ferrari 365 GTC/4 until such time as this purchase option is exercised. It is expected that if the full amount of the purchase price is not paid for the Series Ferrari 365 GTC/4 by the end of the exclusivity period, then this purchase option agreement would automatically terminate, unless otherwise extended by the parties.

It is expected that upon the Closing of the Series #72FG1 Offering, proceeds from the sale of the Series #72FG1 Interests would be distributed to the account of Series #72FG1.  Series #72FG1 would then exercise the purchase option to acquire the Series Ferrari 365 GTC/4 and pay the Automobile Seller the amount of $330,000 under this purchase option agreement. Upon payment of the amount under this purchase option agreement, the Series Ferrari 365 GTC/4 would be transferred to and owned by Series #72FG1 and would not be subject to any liens or encumbrances.

It is expected that in addition to the costs of acquiring the Underlying Asset, proceeds from the Series #72FG1 Offering would be used to pay an estimated (i) $2,329 - $2,536 to the Broker (the Brokerage Fee) as consideration for providing certain broker-dealer services to the Company in connection with this Series #72FG1 Offering, (ii) $2,588 in Offering Expenses consisting of the Custody Fee (iii) $1,521 of Acquisition Expenses (including but not limited to the items described in the table above), $1,250 of which would be paid to the Manager and its affiliates, except that, to the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account of Series #72FG1 for future Operating Expenses of the Series, and (iii) $3,356 - $3,563 to the Manager as consideration for assisting in the sourcing of the Series Ferrari 365 GTC/4.  The ranges for Brokerage Fee and Sourcing Fee are calculated based on the Manager purchasing 2% to 10% of the Series #72FG1 Interest.  Of the proceeds of the Series #72FG1 Offering, $5,000 would remain in the operating account of the Series for future Operating Expenses.  See “Plan of Distribution and Subscription Procedure – Fees and Expenses” for additional information.

The allocation of the net proceeds of this Series #72FG1 Offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures and is subject to the final execution of the purchase option agreement.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth.  The Manager reserves the right to modify the use of proceeds based on the factors set forth above.  The Company is not expected to keep any of the proceeds from the Series #72FG1 Offering.  The Series is expected to keep $5,000 of the proceeds of the Series #72FG1 Offering for future Operating Expenses.  In the event that less than the Maximum Series #72FG1 Interests are sold in connection with the Series #72FG1 Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF THE SERIES BOSS MUSTANG

Summary Overview

•The Series #69BM1 Offering was completed on February 7, 2018 and with the Closing, Series #69BM1 purchased a 1969 Ford Mustang Boss 302 (at times described as the “Mustang Boss 302” or “Boss 302” throughout this Offering Circular) as the underlying asset for Series #69BM1 (the “Series Boss Mustang” or the “Underlying Asset”, as applicable), the specifications of which are set forth below.

•The Mustang Boss 302 represents Ford’s first factory effort at a Mustang that prioritized racetrack performance.  Created initially for SCCA (Sports Car Club of America) Trans-Am road racing series, the Boss 302 proved to be a well-received model that was widely reputed to be the best handling Mustang at the time. With bespoke mechanical components as well as low production numbers, the Boss 302 represents a unique and limited version of one of the most iconic cars ever made.

•Only 1,627 Mustang Boss 302 models were produced for 1969, compared with total Mustang production of 299,036 vehicles in that same year. The Series Boss Mustang represents 1 of just 81 with its specific combination of Paint & Trim Codes.

•We believe that the Mustang’s status as one of the best-selling and most recognizable cars of all time affords it a global and trans-generational appeal that is unique for its class and era.

•Based on the pre-purchase inspection, we believe this example to be a MCA (Mustang Club of America) “Gold” quality restoration, on par with the quality and condition of the best-known examples of the 1969 Mustang Boss 302.  The vehicle is mechanically sound, has a desirable color and option combination, original matching-numbers drivetrain and cosmetic condition generally commensurate with how it would have rolled off the assembly line.

Asset Description

Ownership and Pricing History

The Series Boss Mustang, a 1969 Mustang Boss 302, was originally sold by Jim Aikey Ford in Des Plaines, Illinois on 06/19/1969 for a recorded price of $3,624, or roughly $23,840 in 2017 dollars, discounted from the suggested retail price from Ford of $4,473 or roughly $29,427 in 2017 dollars.

Vehicle Maintenance and Restoration History

The Series Boss Mustang has undergone an extensive rotisserie restoration that we believe to be of high quality and originality.  During the restoration, the car was completely disassembled, all rust issues were addressed, and the paint was re-done to a high standard. The engine was rebuilt and other major mechanical components such as the suspension, brakes, and transmission were fully refurbished and/or rebuilt.

The pre-purchase assessment of the restoration validates it to be of high quality and originality.  Areas often overlooked during restorations were considered, with details as minor as a factory original antenna being sourced so it would be date correct to this vehicle.  All stampings and numbers match throughout the vehicle (other than certain body-panels that needed to be replaced due to rust). During the restoration, the bottom of the car was painted with the correct color primer for a Boss 302.  New boots were installed with the original front tie rods.  All new power steering hoses were installed.  Rear leaf springs with phosphate plated clamps and pads were installed.  New shocks were put on the vehicle, with new oil spring cups installed on top of the springs. The restoration, which can be viewed on the Rally Rd.™ Platform, includes many photos of the process, as well as the original sales order and a Marti report.

Design and Features Overview

Exterior: Following a thorough inspection, we believe the now famous Larry Shinoda designed bespoke Mustang Boss 302 bodywork to be in excellent condition, with all body panels showing alignment and fitment commensurate with when this Mustang first rolled of the assembly line (see “Specific Issues to Note” section for exceptions). We believe the paintwork quality to be excellent, displaying the factory original hue of Ford’s “Bright Yellow” with orange-peel and finish commensurate with factory original tolerances. We believe the exterior design to be particularly notable due to the unique Boss 302 hood and side graphics as well as the Series Boss Mustang being optioned with the iconic “Sport Slats” which we believe to be central to the recognizability of the model as a “Boss.” We consider the glass and bright-work, all exterior rubber, and factory original “Magnum 500 Chrome Styled Steel Wheels” to be in excellent condition.  All exterior lamps and lenses are working properly.

After professional inspection/verification the following exterior details were noted:

•The fenders are original and dated to the vehicle.  The rear quarter panels have been replaced with factory correct parts.

•All glass is factory original with date coding, including the front windshield, showing some light scratching from age.

•The Series Boss Mustang has original Ford date coded bumpers.

•Correct Goodyear F60-14 polyglas tires are presented on the vehicle.

•All trim pieces are original Ford parts, including the grill emblem.

•The vehicle is presented with the original General Electric Ford scripted headlamps.

•Front spoiler is original and correct to a Boss 302.

•Rear wing is the correct 2-piece 1969 specific Boss 302 style.

•Rear sport slats are original and restored with new gaskets and attaching hardware.

Interior: The black interior shows as new with minimal wear evident following an extensive restoration.  All gauges, switches, interior electronics (including radio) are in working condition.  We believe the overall interior can be described as excellent, with fit and finish commensurate with factory quality and fitment.  We believe the Series Boss Mustang to be particularly notable due to the optional “Interior Décor Group-Deluxe” and optional Tachometer, which puts the overall rarity of the Series Boss Mustang above that of a typical Boss 302.  We believe the wood trim accents the interior beautifully and increases the desirability of the Series Boss Mustang.

After professional inspection/verification the following interior details were noted:

•New carpet and seat vinyl were installed in the vehicle

•New headliner and door panels were installed in the vehicle

•Factory correct original steering wheel is shown in unrestored condition

•New dashboard and radio speaker were installed

•Restored factory original rally clock

•Working original tachometer

•Dash cluster and clock show all new clear plastic bezels

•Original working C9ZA factory radio

•Rare deluxe NOS shifter ball

Engine Overview

Central to the Mustang Boss 302’s Trans-Am racing endeavors was the bespoke 302 Cubic Inch V8 Engine, often referred to as a “Cleveland” due to its unique construction comprising cylinder heads that were originally designed for a Ford 351 cubic inch engine put into a Ford Windsor engine small block. The heads of the Boss 302 engine were arranged in a canted-valve staggered style in order to allow for the extra room needed for this unique configuration.  The heads were also notable as they allowed increased airflow due to their large port volumes, thus allowing the Boss 302 to make impressive power.  The pistons of the engine were forged to allow for a high 10.5:1 compression ratio.  Thanks to the engine’s solid lifter configuration, Boss 302 has a unique auditory character.  This iconic engine produced 290 HP @5800 RPM and 290 lb-ft of torque @4300 RPM, numbers that were well known to be conservative from the factory. We believe the Boss 302 Engine to be among the most iconic American V8 engines produced, featuring a soundtrack and performance (even by modern standards) that we believe supports a large fan base for this vehicle.  The transmission on this vehicle is a close ratio 4-speed manual transmission.

We have tested the engine and it starts with immediacy and idles correctly, showing in proper operating condition following its rebuild.  The clutch operates progressively.  Overall, we believe the engine and drivetrain to be in excellent mechanical condition.

After professional inspection/verification the following engine details were noted:

•Engine block has been completely cleaned and checked for damage

•Engine block was bored to +0.030 with custom “J” pistons used, for better power and performance

•Original Boss 302 Camshaft

•NOS Ford Racing lifters were used

•Original Ford forged C7FE crankshaft was turned and polished

•New Crank, Rod, and Camshaft bearings were installed

•New timing gear set and double roller chain

•Correct C4AE forged steel rods were resized

•Manly stainless valves were used

•New exhaust valves were installed and ground to match intake valves

•Premium brass valve guides were installed

•New blue-printed and safety wired oil pump

•Full rotational engine balancing was performed

•Correct water pump rebuilt with HD pump impellor

•New clutch, pressure plate, and throwout bearing were installed

•Original dated C9ZF Holley 780 carburetor was rebuilt, showing throttle dash solenoid in place

•Original carter X fuel pump was rebuilt

•Original dated Autolite distributor was rebuilt X-12 vacuum module

•Boss 302 rev limited and new wiring harness installed

•Original valve covers were re-chromed

•Correct Boss 302 high flow exhaust headers

•Complete Scott Fuller exhaust system with all correct Ford stampings

•Boss 55 amp alternator with correct pully/fan were rebuilt and restored

•Original Ford radiator

Specific Issues to Note

•Light scratching on the original glass

•Minor rear drum brake fluid leak, as is typical of cars of this vintage

•Oil pan shows signs of having been repaired

Certain body-panels replaced due to rust

•Slight misalignment of driver side door trailing edge

•Slight misalignment of lower front valence

•Slight misalignment of “MUSTANG” lettering on rear trunk

•Minor paint chips on the driver’s side lower side skirt

Market Assessment

We believe the Mustang Boss 302 to be a particularly stable asset.  We believe rare classic Mustangs like the Boss 302 to have a special place in collector car and popular culture, with the iconic status necessary to supersede typical generational preferences.  Given the incredible production numbers of classic Mustangs (well over 2,000,000 were produced from its introduction in 1964 to the 1969 model year), we believe the rarity of the Boss 302 variant to be of particular notability in conjunction with what we believe to be a lack of volatility and appreciative potential.  Furthermore, we believe the Series Boss Mustang to be a particularly good Boss 302 due to what we consider its generally excellent condition and what we believe to be favorable factory configured options.  We believe the 1969 model year to represent a more unique investment over the 1970 model year as production numbers for the 1970 Mustang Boss 302 were 7,013 vehicles, compared with only 1,627 for 1969.

We believe Mustang Boss 302 values have potential to continue to appreciate going forward. We believe the Mustang Boss 302 has been relatively overshadowed in the marketplace by the larger engine Boss 429 and that inflation of Boss 429 prices is going to lead many more investors to endeavor to secure quality restored examples of Boss 302 Mustangs as their current prices are more accessible.  We believe Mustangs of this era to be of relatively little expense to maintain with great parts availability and expertise.  We believe that the Mustang is a particularly recognizable facet of American culture, with iconic appearances in films such as Bullitt, Gone in 60 Seconds and John Wick.

Model History and Engineering

The Ford Mustang represents one of the all-time great sales successes in automotive history.  Lee Iacocca is famed with taking a relatively pedestrian Ford Falcon chassis and putting a beautiful, bespoke body on it in an effort to boost sales.  The Mustang represented an unprecedented array of configurability in the marketplace, ranging from an entry-level 6-cylinder coupe to a V8 Fastback, with convertible variants also available.  It was also unique for having so many options on a car of a relatively low starting price, meaning one could customize a Mustang to one’s specific needs, with things like the Pony Pack interior and air conditioning being available on the entry level 6-cylinder coup allowing for both luxurious base variants and stripped out V8 performance cars, combinations that were previously very rare in the marketplace.  So many baby boomers purchased the Mustang that it quickly became one of the fastest selling cars of all time, with over a million sold by the 1966 model year.

As wonderful as the Mustang was to look at, it was rather less enjoyable to drive.  Even the V8 models didn’t handle particularly well, and it was hard for the car to hide its pedestrian underpinnings.  While it didn’t hurt sales, Ford was pushed by enthusiasts to update the Mustang and create more bespoke racing-oriented models, starting with factory backed Shelby specials like the GT350 and GT500.

By 1969 the market was crowded with other competitors. Ford was by then racing in the Trans-Am series but had gotten beaten for the 1968 racing year by the Chevrolet’s new Camaro.  Ford needed a response and decided to take the new for 1969 body style Mustang and create something special.  Recently hired Ford president Bunkie Knudsen had come from GM and was well versed in the success of offering special racing versions of vehicles for sale to the public.  He commissioned the development of a special Mustang, which was needed in order to meet homologation requirements for the Trans-Am series.  Larry Shinoda was put in charge of the project—when asked what he was working on, given that the vehicle was a secret, he simply said, “the boss’ car” and it is thus that the famous variant came to be known as the “Boss” series of Mustangs, though some say it was also in reference to the period vernacular of “boss” meaning something that was “awesome,” or looked great.

Shinoda knew the Boss had to be the best handling car in its class and nearly every aspect of the vehicle was altered to create the 302.  Given that the Mustang rode on a live rear axle and leaf spring suspension, far from state of the art, this presented quite the engineering challenge.  Ride and handling engineer Matt Donner had the herculean task of modifying springs, adding shock tower bracing, giving the car beefier spindles, purpose-tuned shock absorbers, special anti-roll bars, and aggressive tires and tuning all of these components to be competitive on a racetrack.

The famous visuals of the car include deleting the non-functional roof scoops from the regular 1969 Mustang as well as deleting the “running horse” chrome medallions on the rear sail panels.  Exaggerated C-shaped stripes were chosen, inspired by Ford’s Le Mans winning 1967 Mk IV racer.  Adding some satin black trim and the famous rear slats created what we now know to be one of the most iconic muscle car looks of the era, offset by the likewise famous Magnum 500 spoke wheels.

The Boss 302 went on to win 4 Trans-Am races in 1969, the 302 Cubic inch, high compression, bespoke engine being as important on the track as the handling in creating the first factory Ford Mustang that was credited with good overall track manners.  Off the track, the Boss 302 proved popular in showrooms with Ford producing more Boss 302 Mustangs than the required 1,000 for racing homologation.  To this day the legend continues with the famous graphics and noise of the “Cleveland” head V8 making the Boss 302 such an everlasting American icon.

Specifications

Ford Mustang Boss 302 Specifications
Year	1969
Production	1,627
Engine	302 Cu. In. Pushrod “Cleveland” small block V8
Drivetrain	Front Engine, Rear Wheel Drive
Power	290 HP
Torque	290 lb. Ft
Length	187.4”
Transmission	4 Speed Manual
Country of Manufacture	USA
0-60	6.0 Sec. est.
¼ Mile	14.57 Sec. est.@97.57 MPH
Top Speed	118 MPH
Color EXT	Bright Yellow
Color INT	Black
Documentation	Marti Report, Restoration Pictures
Condition	Rotisserie restored
Books/manuals/tools	Partial, starting instructions, spare & jack, factory build marks & stickers.
Restored	Yes
Paint	Base / clear re-spray in factory color
Vin #	9F02G191522
Engine #	Documented Matching
Transmission #	Documented Matching

Depreciation

The Company treats automobile assets as collectible and therefore will not depreciate or amortize the Series Boss Mustang going forward.

DESCRIPTION OF THE SERIES FERRARI TESTAROSSA

Summary Overview

On February 15, 2018 the Series #85FT1 Offering was completed and upon completion the Series #85FT1 purchased a 1985 Ferrari Testarossa (at times described as “the Testarossa” or “Ferrari Testarossa” throughout this Offering Circular) as the underlying asset for Series #85FT1 (the “Series Ferrari Testarossa” or the “Underlying Asset” with respect to Series #85FT1, as applicable), the specifications of which are set forth below.

The Testarossa represents a commercially successful effort to create a V12 flagship Ferrari with increased cabin comfort, less heat intrusion into the cabin and more luggage space than its V12 predecessors. These advancements were packaged in a now legendary Pininfarina designed body with a 0.36 coefficient of drag. This model was especially significant as the first V12 Ferrari available to Americans since the 1973 Daytona model.

Only 121 first-year US specification Testarossas were produced for the 1985 model year out of a total production of 568. The series Ferrari Testarossa is a particularly rare example, finished in Prugna Metallic paint over tan leather, with center lock wheels (carried over from prior V12 models) and a rare single “flying mirror” that were limited to early run production vehicles.

We believe the Ferrari Testarossa’s status as a styling icon of the of the 1980’s and its significance in heralding the return of the V12 Ferrari into the US market, as well as it’s increased drivability and comfort, affords it a unique appeal.

Based on the pre-purchase inspection, low mileage, documented provenance, and rare first-year US specification, we believe this example to be among the top tier of Testarossas available on the market.  This vehicle appears to be mechanically sound and has what we believe to be a very desirable combination of low production options and unique color scheme.

Asset Description

Ownership and Pricing History

The Series Ferrari Testarossa was originally owned by a well-known Ferrari collector, John Siroonian. The new MSRP for the Testarossa was $94,000 or roughly $213,400 in 2017 Dollars adjusted for inflation as of September 30, 2017.  The vehicle has since been in the care of several well-respected collector/dealer/restorers in the US, including Stew Carpenter from Copley Motor Cars and Shawn Williams of Exclusive Motorcars in Los Angeles. The Series Ferrari Testarossa was last acquired at the Gooding & Co. 2016 Scottsdale auction for a price of $176,000 USD.

Vehicle Maintenance and Restoration History

From available maintenance records and following an expert assessment, we believe the maintenance of the Series Ferrari Testarossa to be up to date.  The most recent service was a major engine maintenance performed by well-known Ferrari experts FAI in Costa Mesa, California at the cost of approximately $20,000 that included brake and clutch hydraulics, timing belt replacement and fuel injection tuning.  The expert assessment revealed that all work was performed satisfactorily.

The pre-purchase inspection of the vehicle validates it to be of high quality and originality.  It is noted that to the best knowledge of the expert assessment and per the vehicle history, the Series Ferrari Testarossa has never been involved in a collision and all panels are original to the vehicle.  The interior was noted to be original and correct to the vehicle.  Overall, it is our belief that that condition of the vehicle is commensurate with or exceeds the expectations of a properly-stored vehicle with approximately 4,400 original miles.

Design and Features Overview

Exterior: Following a thorough inspection, we believe the infamous Pininfarina body work to be in highly original and excellent condition, with all panels presented as they would have left the factory, with correct alignment, fitment, and panel gaps showing.  During inspection, it was noted that the passenger side rear fender had been professionally repainted to repair a scratch, and the “A” pillar repainted when an auxiliary passenger side “flying mirror” was removed to restore the vehicle to original single “flying mirror” specification (a previous owner had installed the second mirror for safety purposes).

The paint depth readings reveal that the respray was done to factory standards, as we believe variances in depth are well noted for hand painted vehicles of this era.  During the paint assessment, it was noted that special lighting equipment and a paint depth meter would be the only way to reveal the non-original painted areas.  Minor paint touch-up work has been performed on several small stone chips on the front bumper, with one more touch-up noted on the trailing edge of the hood.  A driver’s side “fin” (2nd from the top) had a scratch on the bottom edge that was also repaired with touch-up paint.  We believe the quality of the aforementioned touch up work to be in keeping with expectations for vehicles of this vintage.

Overall, we believe the paintwork to be in largely original and excellent condition, beautifully displaying the rare Prugna Metallic hue.  Professional metered assessment of the paint concluded depth readings of:

Front right fender (8)

Hood (8)

Left front fender (7)

Driver door (6)

Left rear fender (8)

Rear deck lid (8.5)

Right rear fender (16) – scratch repair

Left A pillar (11.5) – auxiliary mirror repair

All lenses and rubber gaskets were noted to be in good and original condition.  All exterior lighting, turn signals, and the horn were noted to be in normal operating condition.  During the inspection, it was noted that the Testarossa has tires showing 3/32nds of tread remaining and should be replaced if the car would be driven regularly. We estimate the cost of replacement to be approximately $750, however, at this time we do not anticipate performing this maintenance as the Series Ferrari Testarossa will not be driven regularly.  The brakes were noted to be in good condition.  Upon inspection of the undercarriage of the Series Ferrari Testarossa, no leaks were found, and the steering, suspension and other related hardware were noted to be in good condition.  The undercarriage was noted to be particularly clean with no signs of any further servicing needed at this time.  VIN stamp locations were noted to be correct. The engine and transmission number are believed to be matching and original to the Series Ferrari Testarossa; however, this has not yet been verified by Ferrari Classiche. Inspection of the wheels revealed very light scratching where the center locks meet the alloy.  We believe this to be typical of center lock wheels due to the nature of the componentry required for wheel removal.

Interior: The tan leather interior shows as new with minimal wear commensurate with a vehicle of such low mileage.  All gauges, switches and interior electronics are in working condition (the original dealer installed radio has been retained but is not currently installed).  We believe that overall the quality of the interior can be described as excellent, with fit and finish, plastics, shut lines and panel gaps showing to factory standards.  We believe the tan interior color complements the exterior color particularly well.  During the inspection, it was noted that there was a small area of wear on the dashboard below the passenger side AC vent.  Very light wear was noted on the driving side bolster, which we believe to be normal for the Series Ferrari Testarossa’s age and originality.  The air conditioner and heater were noted to be working properly.

All major accessories have been retained, including a complete tool kit, jack kit, spare wheel, bulb kit, belt kit and leather-bound owner’s manuals.

Engine Overview

Central to the evocative lore of the Series Ferrari Testarossa is the mesmerizing V12 Engine.  We believe the Ferrari V12 to be one of the most significant engines of all time, appearing only in flagship Ferrari models.  The name Testarossa, Italian for “Red Head”, was used almost thirty years before the debut of the Testarossa to describe the bright red cylinder heads used on Ferrari prototype racers. When Ferrari introduced the new V12 engine in the Testarossa, the revised engine sported new four-valve cylinder heads, finished as per the name, in red. The 180 degree Flat 12 engine was arranged longitudinally in the rear of the Ferrari, displacing 4943ccs good for 480 HP at 5750 RPM. A central departure from the preceding Ferrari 512BB was the decision to mount twin radiators in the engine bay, for better packaging efficiency and thermal management. The power is transmitted to a 5-speed manual transmission and through the wheels via a limited slip differential giving the vehicle significant traction and acceleration numbers of 0-60 MPH in 5 seconds and a top speed of roughly 180 MPH. Between the gated shifter, direct steering and an engine that is renowned for its unique sound amongst industry experts, we believe the Series Ferrari Testarossa represents a very unique driving experience.  We believe the Ferrari V12 engine to be one of the most widely recognized engines of all time and that the appeal of naturally aspirated V12 engines will continue to grow with the dwindling number of new vehicles offering a naturally aspirated V12.

We have tested the engine and it currently starts with immediacy and idles smoothly at the correct RPM.  The clutch engagement was progressive and linear during the road test of the Series Ferrari Testarossa.  Overall, we believe the engine and drivetrain to be in excellent mechanical and operating condition.  During the pre-purchase inspection, a leak down and compression test were performed with the following results:

Cylinder (1)  165Cylinder (7)   170

Cylinder (2)  170Cylinder (8)   175

Cylinder (3)  165Cylinder (9)   170

Cylinder (4)  170Cylinder (10) 175

Cylinder (5)  175Cylinder (11) 175

Cylinder (6)  175Cylinder (12) 170

Leak down of 2-4% noted on all Cylinders

We believe the results of the tests to show that the engine is in peak operating condition and within normal factory intended parameters.

The engine air cleaner, exhaust system, oil and fluids, and engine cooling system, including hoses and clamps, radiator, heater and accessory drive belts, were all verified to be in good condition during the pre-purchase inspection.

Market Assessment

We believe that the Testarossa holds a special place in the automotive landscape as a styling icon particularly evocative of the 1980s.  We believe that enthusiasts born in the 1970s and 1980s have begun seeking out investment grade Testarossas as they age into the collector car buying population.  We believe that manual V12 Ferraris will be particularly sought after as manual V12 transmission Ferrari production ended with the 599 GTB Fiorano in 2011 and have been extremely rare since the Ferrari 575M (produced from 2002 to 2006), a trend we believe the market has responded to with significant appreciation towards cars that represent the more “visceral and engaging” sports cars of the past.

We believe that although the Ferrari Testarossa had relatively high production numbers for a Ferrari of that time period (7,177 cars) the Series Ferrari Testarossa is quite rare due to its exceptionally low mileage, unique and rare Prugna Metallic exterior paint, and what we believe to be highly sought-after early production center lock wheels and “flying mirror.” We believe the 1985 model year is of further significance as the first and lowest production US available model year for the Ferrari Testarossa with only 121 examples imported.

We believe the Ferrari Testarossa to be an iconic image if the 1980s, with many famous television and film appearances, such as Miami Vice, Rocky V, Gone in 60 Seconds, Notorious, Road House, and perhaps most notably was recently chosen as the vehicle to best represent the time period in the opening scene of The Wolf of Wall Street. We believe the Ferrari Testarossa is perhaps one of the most recognized exotic vehicles ever produced, with its wedge shape and slotted sides serving as a styling archetype for the era.

Model History and Engineering

The Ferrari Testarossa represents Ferrari’s best-selling V12, with its unique styling and increased usability making it one of the most significant Ferrari vehicles produced. The Berlinetta Boxer, predecessor to the Testarossa, was never officially offered for sale in the United States, and as such the Testarossa was particularly important in heralding the return of a V12 powered Ferrari into the American marketplace.

Introduced to the world at the 1984 Paris Auto show, the Ferrari’s radical Pininfarina design broke with what was a rather traditional series production Ferrari aesthetic, with radical grills, slits and aerodynamic design features, the long side strakes becoming a staple feature. At the time of its launch, the V12 engine was the one of the most powerful offered on a production sports car. The unusually wide rear end of the vehicle, which has since become a styling hallmark, was necessitated by the twin rear radiators that were installed to address concerns of overheating cabins on earlier Ferrari V12 vehicles. The repositioning of the radiators provided the added benefit of increased luggage space in the nose of the vehicle, making it much more practical than earlier examples of V12 Ferraris. The now sought-after flying mirror was considered at the time to be something of a styling oddity resulting from an incorrect interpretation of European vehicle law by Ferrari engineers, and drew a mixed reaction from early onlookers. At launch the Ferrari was equipped with peculiar 16.33-inch center locking wheels that could only be fitted with Michelin TRX tires.  In 1986, Ferrari changed the wheels to a standard 16-inch diameter.

Construction of the Ferrari followed form with the traditional mix of a tubular steel chassis frame with cross bracing and sub structures to support the engine, suspension, and other ancillary components. The bodywork was mainly aluminum with a steel roof and doors. The dry sump longitudinally mounted V12 engine was the first 4 valve per cylinder flat 12 Ferrari available on the marketplace.  It has twin belt driven overhead cams for each bank of cylinders driven directly off the crankshaft instead of the idle gears as in earlier models, providing for better performance and reliability. The engine was fitted with a Marelli Microplex ignition system and Bosch Jetronic fuel injection, all providing for an at the time prodigious output of 390 HP (380 for US market cars due to emissions devices).

After the relatively conservative styling of sports cars from the 1970s, increasing wealth in the 1980s led to the global elite feeling more comfortable in driving more flagrant symbols of success, and we feel the Testarossa was an exemplar of this flamboyancy.  The Ferraris fit these new sensibilities perfectly. The main competition at the time came from the Lamborghini Countach, a car that had more power and perhaps even more radical styling, but lost to the Ferrari in the ever important battle for top speed bragging rights due to worse aerodynamics The Ferrari received mixed reviews in the press, with many touting its increased livability and comfort over older Ferrari models and the Lamborghini, but others dissuaded by its unexpected body roll, non-aggressive seats that wouldn’t adequately hold one in place during aggressive maneuvers, and general skew towards comfort. As expected for a Ferrari, the performance was still world class.

Ultimately, the Testarossa represents Ferrari’s departure from making road legal race cars to road cars that were suited to real world conditions.  While the performance was still astounding, concessions to comfort and practical concerns meant this was one of the most usable and best real-world performing cars Ferrari had ever made.  The rousing success of the model only solidified Ferrari’s newly road focused design and engineering priorities for its regular production vehicles and served as the template for later successful V12 grand touring models, a format Ferrari still uses today.  Between its status as a styling breakthrough, its usability, famous V12 engine sound, and its significance in shaping the future of Ferrari’s road going efforts, the Testarossa is no doubt one of the most important and impactful vehicles of the era.

Specifications

Series Ferrari Testarossa Specifications
Year	1985
1985 Production	568 (global) 121 (US market spec)
Engine	4943 CC Type F113A Longitudinally Mounted Flat V12
Drivetrain	Mid-engine, Rear wheel drive
Power	380 (US) 390 (Euro)
Torque	490 NM official (361 ft lb)
Length	176.58”
Transmission	5 Speed Manual
Country of Manufacture	Italy
0-60	5.0 Seconds Est
¼ Mile	13.3 Sec. est.@107 MPH
Top Speed	180 MPH
Color EXT	Prugna Metallizzato
Color INT	Beige / Testa di Moro
Documentation	Pre-purchase inspection, Maintenance Records
Condition	Original
Books/manuals/tools	Tool kit, radio, jack kit, spare wheel bulb kit, belt kit, manuals & leather pouch
Restored	No
Paint	Original with mild touch up
Vin #	ZFFSA17A8F0058071
Engine #	Believed matching, Pending Verification
Transmission #	Believed matching, Pending Verification

Depreciation

The Company treats automobile assets as collectible and therefore will not depreciate or amortize the Series Ferrari Testarossa going forward.

DESCRIPTION OF THE SERIES LAMBORGHINI JALPA

Summary Overview

On April 12, 2018 the Series #88LJ1 Offering was completed and upon completion the Series #88LJ1 purchased a 1988 Lamborghini Jalpa P350 GTS (“1988 Jalpa”) as the underlying asset for Series #88LJ1 (the “Series Lamborghini Jalpa” or the “Underlying Asset” with respect to Series #88LJ1, as applicable), the specifications of which are set out below.

The Jalpa was sold from 1982 to 1988 by Lamborghini alongside the Countach, offering buyers an approachable alternative to the more powerful, expensive, higher production, and recognizable Countach.  However, with the combination of a smaller body, better visibility and a 3.5L V8, the Jalpa is beginning to be recognized by industry experts as a superior driver’s car compared with the more difficult to handle Countach.

Only 410 Jalpas were produced over a period of six model years, from 1982 to 1988.  Being a final model year example and believed to be the second to last Lamborghini Jalpa produced (VIN# ending in 409 out of a possible 410), we believe this 1988 Jalpa to be of particular importance.  The last Jalpa, #410, is believed to be in the Lamborghini Museum in Sant’Agata Bolognese, Italy.  Relative to the earlier Jalpa models, the 1988 Jalpa contains key design enhancements that only came with the later models, such as an access panel that allows for servicing without having to remove the engine, an optional factory wing and very rare and desirable Silhouette style wheels that were only available for the final model year.

The Series Lamborghini Jalpa is a highly original, unrestored vehicle in what we believe to be exceptional preserved condition.  It has been stored un-driven in a climate-controlled garage for the last 26 years, showing only 3,664 original kilometers (approximately2,275 miles).  The vehicle is painted in its original color of Bianco Polo white paint (believed to be either factory original paint or an early dealer re-spray to correct common paint quality issues from the factory) with its factory original red leather interior with white piping.  We believe the burgeoning trend towards original unrestored “preservation-class” vehicles makes the Series Lamborghini Jalpa a particularly notable example in its nearly new condition.

Based on our expert network assessment and pre-purchase inspection, we believe this to be an investment grade automobile in well-running mechanical condition with its original engine and transmission. In its current condition, we believe this to be among the highest quality examples of a Lamborghini Jalpa available on the market due to its originality, its highly desirable late production date, and its generally excellent mechanical and aesthetic condition.

Asset Description

Ownership and Pricing History

The Series Lamborghini Jalpa was purchased in near-new condition by its second owner, an experienced car collector, in 1989 from Lamborghini Meadowlands (now closed) for $80,000 or roughly $155,954 dollars adjusted for inflation as of December 31, 2016.  The collector decided to preserve the Jalpa based on what he felt would be its future historical significance as one of the last Jalpas ever produced and one of the last Lamborghini V8 engines ever produced.  The car was taken directly from Lamborghini Meadowlands and placed in a climate-controlled garage where it has been stored for the last 26 years, only driven minimally for ongoing maintenance and preservation purposes.

Vehicle Maintenance and Restoration History

The Series Lamborghini Jalpa has been sitting sedentary in storage for the last 26 years.   When the vehicle came out of storage to be offered for sale in 2016, a coolant flush, oil change, and battery change were performed.  The vehicle was then driven minimally to ensure basic mechanical operating condition.  Following the pre-purchase inspection of the Series Lamborghini Jalpa, the spark plugs, ignition wires, brake fluid, and radiator cap were changed with factory original parts to ensure optimal operating condition.

Our expert assessment of this vehicle shows it to be of extremely high quality and originality.  Given that the vehicle was put away in long-term storage with approximately 3,600 km showing on the odometer, the Series

Lamborghini Jalpa shows no significant signs of aging or wear.  All stampings and VIN codes are correct throughout the vehicle and no aftermarket or non-original components were noted during the inspection.  All major components were shown to be in near-new operating condition.  The body panels and the interior are in what we believe to be excellent condition, with no wear evident in the interior and no blemishes noted on the exterior paintwork except as detailed in the Specific Issues to Note section below.  All rubber and bright-work on the car is in excellent condition.  We believe this Lamborghini Jalpa to be one the best showing examples available, particularly when considering its originality.  During the inspection, it was noted that the air conditioning is no longer functioning properly.  The blower motor and compressor are in normal working condition, but the system is in need of recharge, which the Manager has decided not to perform at this stage, due to the environmental implications.

Design and Features Overview

Exterior: Following inspection, we believe the legendary Giovanni Bertone styled bodywork to be well aligned and straight, with panel gaps commensurate with factory body fitment.  We believe the Bianco Polo paint suits the shape extremely well, showing in excellent condition.  A small paint bubble on the optional rear wing was restored professionally at the time of acquisition by the Company.  We consider the glass to be excellent and original.  The original rubber bumpers are in excellent condition.  The Silhouette style wheels (only available for the 1988 model year, are in excellent condition and are wrapped in the factory original tires).  The “pop-up” style headlamp motors are working properly, and all exterior lamps and lenses are as new.

Interior: The classically Italian red leather hides with white piping present beautifully and as new with no apparent rips or tears or signs of wear.  The carpets are clean and as-new.  The gauges and switches are in excellent working condition.  Overall, we believe the interior to be in as-new condition, with all components working properly.  We believe the red interior hue is particularly notable and suits the exterior color of the vehicle very well, creating a beautiful contrast.

Engine Overview

Mounted in the rear of the vehicle is the unique 3.5L Lamborghini V8 engine with all-alloy construction, twin overhead camshafts, and four twin-choke Weber carburetors and a 7500RPM redline, which was unusually high for the time.  The engine makes 255 BHP at 7000 RPM and 231 Lb/ft of torque at 3500 RPM.  The gearbox is a 5-speed dogleg gated manual.  The engine starts with immediacy and idles smoothly, running properly up to its redline with no issues.  We believe the gearbox to be in high working order, with all gears engaging smoothly.  The clutch pedal operates progressively and without issue, with no clutch slipping.  A leak down and compression test were performed during the pre-purchase inspection and show the engine to be operating within expected parameters and consistently across all cylinders.  Overall, we believe the drivetrain of this Jalpa to be original and in very good working condition.

Specific Issues to Note

Air conditioning not functioning, needs recharge

Minor paint crack lines forming in sharp corners of bodywork

A small paint bubble on the optional rear wing was professionally restored upon acquisition by RSE Collection

Small dimple on the top right edge of the rear engine deck lid

Delamination of small right front lower grille

Minor degradation of rubber on corners of rear bumper

Minor chips on leading edge of doors were professionally restored upon acquisition by RSE Collection

Light dry lines in the seats

Minor surface oxidation on the shift gate

Tightness in throttle cable believed to be from lack of use

Market Assessment

The extremely low production numbers, as well as being the last Lamborghini with a V8 engine, make the Jalpa extremely unique as compared with the currently more expensive and far more common Lamborghini Countach (of which approximately 2,000 cars were produced across various model types).  We believe the market is just beginning to understand the potential and value of the Jalpa and its rarity, and that the unique drivetrain will lead to the few remaining investment grade examples to be highly sought after.  The classic Lamborghini market is already quite well established, and it is our view that the lessor known Lamborghinis will continue to attract collector attention in future. It is our opinion that this 1988 Jalpa is one of the best examples in existence given its originality, late build date, color combination, options, and condition.

Model History and Engineering

The Lamborghini Jalpa was the “entry level” Lamborghini in the 1980s. As compared to the larger, more expensive, and far more difficult to drive in normal traffic Countach, the Jalpa was a pleasure to operate with its lighter controls, better visibility, and more suited to the street powertrain tuning.  The 3.5L V8 engine is significant, as Lamborghinis are generally known for their V12 engines.  The Jalpa’s V8 was an adapted and enlarged version of the engine used in the Lamborghini Silhouette and is the final Lamborghini to have a V8 engine, which we believe makes the Series Lamborghini Jalpa the second to last V8 Lamborghini ever made (the last of which is believed to be in the Lamborghini museum).

Lamborghini’s intent with the Jalpa was to have a more subdued and usable exotic car, but it faced stiff competition from the Ferrari 308QV/328, Porsche 911 and its own Countach.  In the 1980’s exotic car markets, the more powerful competitors overshadowed the engineering significance and driving pleasure of the Jalpa.  The non-assisted steering requires less effort and the clutch is easier to operate than many of the exotics on the market at the time.  We believe that while the market did not appreciate these attributes when it was new, they now make the Jalpa stand out as unique for its time.

The Jalpa’s pressed steel panel welded to a unitary structure construction technique was very different than the Countach’s square tube spaceframe and hand-beaten bodywork.  A 0-60 time of 7.3 seconds and a top speed of 145 MPH were impressive for the period, though not class leading.  Although the four-wheel ventilated disc brakes provided prodigious braking power and were more than adequate while driving on the roads, they had a tendency to overheat when driven at high performance speeds (e.g. on a race track).

Today, we believe the Jalpa is becoming increasingly recognized for its relative rarity as compared with the much higher production numbers of the Countach and for its unique place in history as the end of the Lamborghini V8 era.

Specifications

Year	1988
Production	410 total Jalpa Production
Engine	3.5L 90 Degree V8
Drivetrain	Mid-Engine, Rear Wheel Drive
Power	255 BHP
Torque	231 lb. Ft
Length	170.1”
Transmission	5 Speed “dogleg” manual
Country of Manufacture	Italy
0-60	7.3 Sec. est.
¼ Mile	15.4 Sec. est. @ 92 MPH
Top Speed	145 MPH
Color EXT	White
Color INT	Red with white piping
Documentation	Pre-Purchase Inspection
Condition	Excellent original, unrestored (except as detailed in the Specific Issues to Note section above), “preservation-class” condition
Books/manuals	n/a
Restored	No
Paint	Believed to be Factory Original or early dealer re-spray to correct factory quality issues (as were common at the time)
Vin #	ZA9JB00A4JLA12409
Engine #	Believed numbers matching
Transmission #	Believed numbers matching

Depreciation

The Company treats automobile assets as collectible and therefore will not depreciate or amortize the Series Lamborghini Jalpa going forward.

DESCRIPTION OF THE SERIES Porsche Speedster

Summary Overview

On June 6, 2018 the Series #55PS1 Offering was completed and upon the completion the Series #55PS1 exercised the option to purchase a 1955 Porsche 356/1500 Speedster (at times referred to as the “Speedster” or “Porsche 356”) as the Series Porsche 356/1500 Speedster Asset (the “Series Porsche Speedster” or the “Underlying Asset”), the specifications of which are set forth below.

The Porsche 356 holds an iconic place in automotive history as the first production Porsche road car.  Initially made by hand in tiny numbers, the Porsche 356 went on to become a massive success, resulting in the building of a new Zuffenhausen factory increasing production and bringing global exposure to the Porsche brand.  The Porsche 356 cemented Porsche’s association with rear engine automobiles, with the Speedster body style (and its successors) proving to be the rarest of the 3 mass production styles.

Approximately 79,470 Porsche 356’s were ever made, of which approximately 4,513 were Speedsters. For the 1955 model year approximately 2,909 Porsche 356’s were made, of which 1,034 were the Speedster model.  The Series Porsche Speedster is particularly notable for its unique “Speedster” Blue on Tan color combination, of which only approximately 190 (~4% of total Speedster production) were originally ordered in this livery, as well as for its originality, provenance, believed amateur race history and the quality of the restoration work performed on the vehicle.

We believe the Porsche 356 to attract a broad spectrum of interest across generations due to the continuing prominence of the Porsche brand.  We believe the Porsche 356’s relative mechanical simplicity increases its desirability as a classic vehicle that can be enjoyed without prohibitive maintenance and upkeep. We believe the early “Pre-A” Speedster body type, of which the Underlying Asset is a prime example, is of particular value and desirability. The “Speedster” designation has been kept relevant and alive by Porsche through the periodic release of special “Speedster” models, as exemplified by the 1989 Porsche Speedster (2,104 total production), 1994 Porsche Speedster (936 total production) and the 2011 Porsche Speedster (356 total production).

Based on the pre-purchase inspection, low post-restoration mileage, ownership history, matching numbers “original” drivetrain, high originality, believed amateur race history, and notable color and option specification, we believe this example to be among the top tier Porsche 356 Speedsters on the market.  This vehicle is mechanically sound and what we believe to be a unique confluence of style, originality and specification.

Asset Description

Ownership and Pricing History

The Series Porsche Speedster, a 1955 Porsche 356/1500 Speedster, was originally purchased by Clyde Wruthrich on June 3rd, 1955 from its importer, Hoffman of New York. Speedster models were sold for a price of $2,995 before options or roughly $27,477 2017 dollars.  There are records that indicate Mr. Wruthrich may have competed in and won amateur races with the Series Porsche Speedster in November of 1956.  The Series Porsche Speedster received a comprehensive restoration orchestrated by Carlos Muller and completed in 2011. Autos International of San Diego, a marquee specialist, performed interior work. Palo Alto Speedometer restored all instruments. Shortly thereafter, the Series Porsche Speedster was sold to a member of the De Quesada family (one of the original inventors of Gatorade).  In early 2016, the Series Porsche Speedster was purchased by Phil Bagley, a well-known Porsche collector & restorer, and owner of Klub Sport Racing, who was also responsible for rebuilding the Series Porsche Speedster’s original engine and transmission. We believe it is notable that the Series Porsche Speedster is being acquired from an individual with significant expertise relating to the Porsche 356 and a long-standing reputation in the Porsche historic racing and restoration community.

Vehicle Maintenance and Restoration History

Based on the current condition of the vehicle and as assessed by the pre-purchase inspection, we believe the Porsche 356 has been well cared for and properly maintained to a standard commensurate with this caliber of vehicle since its restoration.

The pre-purchase assessment of the vehicle validates it to be in extremely good condition and correctly presented, with many original and correct parts.  The Porsche Speedster has benefited from a full rotisserie restoration completed in 2011 and executed to a very high standard, with the car being finished to its correct factory specification including exterior and interior color, original engine, original transmission, date coded wheels, and original doors stamped with the last three digits of the VIN number.  It was noted by the inspector that the Porsche Speedster has several rare accessories and a notable color combination.  The originality of the car was also noted to be unusually high.  There is no evidence of collision or body damage present on the vehicle.  The interior was noted to be correct with few exceptions. Overall, our belief is that the condition of the vehicle is commensurate with the expectations of an expert rotisserie restoration that has been driven roughly 400 miles since it has been restored.

Design and Features Overview

Exterior: Following a thorough inspection, we believe the iconoclastic Erwin Komenda-designed body work to be in excellent condition overall, beautifully demonstrating the shape Erwin famously formed by hand. All panels are as they would have left the factory, with correct alignment, fitment, and panel gaps showing.

During the inspection, the overall paint condition was noted to be very good, with a few minor flaws present from the restoration process, as noted below. The chrome exterior pieces were noted to be showing well and in good shape.  The windshield chrome was noted to be older but still of a high condition. The accessory fog lights were found to be in excellent shape and of particular rarity.  The replacement windshield glass was shown to be in good condition; however, the inspector was unfamiliar with the European branding.  Front and rear Porsche badges were mounted correctly and in good condition. The side decos were noted to be in good condition. The front bumper was noted to be original.  Overall, the few exterior flaws as described in detail below were seen to be minor and not detracting from the extremely high overall quality of the bodywork, panel fitment, chrome, and paint. Specific issues to note:

-The edge finishing (bottom of rocker panels) was noted to be flawed and in poor condition in an otherwise very high quality repaint.

-The paint on the underside of the hood was noted to have imperfections.

-The headlights were found to be reproduction units in very good condition and otherwise correct to the car.

-The lower corners of the doors were noted to have squared edges whereas corners from the factory were round.

-The torsion bar covers were noted to have sub-optimal fitment.

-The coachwork badge was installed on the wrong side of the vehicle.

-The original ID plate has been undercoated, which is incorrect.

-There are some large dents in the original fuel tank.

The undercarriage was noted to be in excellent condition, with the floor pans, longitudinals, rockers, jack points and battery box areas all observed to have been replaced, performed by an expert to very high standards. Evidence of the nose panel being replaced was found during inspection, however it was done to a very high-quality standard only apparent in expert assessment. The front and rear suspension was shown to be in very good condition and correct to the Porsche 356’s Pre-A generation. The exhaust system is in good condition and showing in the proper color. Specific issues to note:

-A slight dent was noted on the front edge of the battery box that appears to have been caused by damage from floor jacking the vehicle.

-A small amount of black overspray undercoating was found outside of the front nose panel under the bumper and is not readily visible.

-The rear shocks were noted to have modern “Koni” (manufacturer) stickers on them.

The wheels on the Porsche Speedster are proper factory fitment 16” wheels and are date coded correctly to the production date of the car.  The modern radial tires are noted to be in the correct size for fitment on the factory wheels.

Interior: The inspection showed the interior to be in very good condition overall, with a high degree of originality. Dash pad and trim were observed as proper and in good condition.  The interior mirror was shown to be correct.  The optional tachometer and speedometer are correct to the vehicle and in good condition.  The wiper switch and wiper motor were noted to be correct to the vehicle.  The dash lights were shown to be correct.  The optional banjo style steering wheel was noted to be present with the knobs correctly painted to match. The horn button was noted as original and working and in good condition.  The very rare and original ignition switch is fitted.  The original and quite rare turn signal switch with correct lighted end knob was observed intact and functional.  Original style carpets and rubber mats are in good condition, with original type raised wood floorboards noted.  The door panels were shown to be original and in good condition.  The side curtains show properly and are good overall. The inside top and frame are finished in the proper material and color, with the top showing original hollow rivets. The side curtains for the top and top boot are present with the car. Specific issues to note:

-The convertible top was noted to have a “high bow” from a later year, where a “low bow” should be present.

-The oil temp gauge is not original.

-Slight dent noted in the metal beading on the dashboard.

Engine Overview

The small 4-cylinder engine with its peculiar rear placement is central to the identity of the Speedster and the Porsche brand, with the modern Porsche 911s still placing the engine behind the rear axle.  Ferry Porsche originally noted that the placement was a concession to practicality, as it allowed for more cargo and passenger volume.  It also led to the famous handling characteristics of early Porsches, which tend to violently oversteer in the hands of an amateur driver due to the rearward weight bias. The earliest Porsche 356 engines shared a lot of VW parts, with many changes occurring over the vehicle’s life cycle, resulting in an engine that was quite differentiated from the original by the end of production in 1966.

The Porsche 356 Speedster’s engine evolved from an 1100cc engine that was bored out to make 1300cc and in later iterations had the stroke lengthened to achieve 1500cc for the 1955 model, as noted in the 356/1500 designation.  The Hirth Company of Stuttgart devised a new connecting rod compact enough to allow for a 10-mm increase in stroke.  They also supplied new crankshafts with roller bearings, reducing friction.  While the engines were reliable, they were very sensitive to oil change intervals and attained a reputation of being problematic by those not privy to the appropriate maintenance schedule. Thanks to the light weight of the Porsche 356, top speed runs were made in excess of 111 MPH. While the sound of the 4-cylinder air cooled engine may not have evoked the same feeling as big bore exotic cars of the time, it was an efficient and simple engine that become central to the car’s core value of minimalist sport motoring.

During inspection, the engine in the series Asset Porsche 356 Speedster was noted to have the correct engine numbers according to the vehicle’s Kardex report and Certificate of Authenticity.  The bottom and sides of the engine appeared good with very minor and normal oil leaks observed.  The engine was verified during the inspection to have correct hardware.  The color for the engine and the sheet metal was noted to be correct.  The generator and voltage regulator were noted to be proper.  The throttle linkage and carburetors were noted to be correct to the vehicle, with appropriate casting and stamping numbers.  All zinc-plated parts on the engine were shown to be proper and clean.  The transmission was noted to be in good condition with proper bolts affixed.  The transmission number was noted to be correct according to the Kardex report and Certificate of Authenticity. The overall engine compartment was noted to be clean and in excellent shape, with properly finished lines.  The engine lid was shown to have a great fit.  The engine grill was noted to be in good condition and original to the car. The Series Porsche Speedster was noted to be running in proper mechanical condition that is commensurate with the expectations set forth by the restoration, provenance, and condition of the vehicle. A specific issue to note is the rear engine lid, which was used in the restoration was from a later year Speedster.

During the inspection test drive, the car started up with immediacy and was noted to have an electric fuel pump, which is necessary for today’s fuel.  It shifted and rode appropriately with proper throttle and braking response.  The engine idles smoothly and at the correct RPM.  The clutch engagement was progressive and linear during the road test.  Overall, we believe the engine and drivetrain to be in excellent mechanical and operating condition.  The original tool kit, and matching spare wheel and tire, a jack, and proper and correct driving lights mounted on the front bumper are present with the car.

Market Assessment

We believe that because of the uniqueness of the Porsche 356 being the first Porsche production road car and its peculiar rear engine placement, the Porsche 356 holds an iconic status as an instantly recognizable “staple” classic vehicle.  We believe the famous styling cues such as the round headlights can still be seen in Porsche designs today, channeling a link to modern cars that affords the Porsche 356 interest among a more diverse group of individuals than other vehicles of the era. We believe the very simple mechanical nature of the vehicle and the relative ease of operation affords the Porsche 356 a status as an easier to own and operate classic car than other vehicles of the same caliber and/or value.  We believe of the coupe, convertible, and Speedster models that the Speedster is the most desirable for what we believe are the aesthetic merits of the Speedster design and its place in the Porsche 356 lineup as the most driver focused and pure model.  We believe the specific handling traits attributed to the rear engine placement are desirable among Porsche enthusiasts, as we believe these traits are not as significant in the modern Porsche rear engine 911s.  We believe the Porsche 911’s continuing success in the marketplace and avid collectability only enhance the desirability of a good condition Porsche 356 as the predecessor to what we believe is one of the most successful sports cars of all time.  We believe any serious Porsche collector would want to have a Porsche 356 in their collection.

We believe that although the Porsche 356 had relatively high production numbers for a car of its type and a relatively long production period (79,470 cars produced from 1950 to 1966), the rarity of the Speedster 1500 model and what we believe to be a highly desirable color combination, in conjunction with the restoration quality, high originality, believed amateur race history, and overall correctness of the vehicle makes the Series Porsche Speedster particularly desirable within the Porsche 356 marketplace.

Model History and Engineering

The Porsche 356 marks the beginning of the Porsche brand itself, being the first commercial vehicle, they ever manufactured for road use. Ferdinand Porsche had always been fascinated with sports cars, with his interested being piqued by the 1.0L Sascha.  In the 1920s Ferdinand went to work for Daimler and later designed the inexpensive air-cooled VW Beetle, perhaps the most recognized vehicle in the world. With plans derailed by World War II, Ferdinand and his son Ferry returned from post war times battered but determined to build a small sports car based on the VW Beetle design. It was Ferry who took the reins for the creation of the sports car, inspired by a supercharged VW convertible he drove during the war - “…I decided that if you could make a machine which was lighter than that, and still had 50 horsepower, then it would be very sporty indeed.

Ferry went on to design and fabricate the first project #356 car, model 356-001. The car used a tubular chassis, 1100cc engine, and had a focus on saving weight.  Karl Frollch was responsible for the gearbox and suspension work while Irwin Komenda designed the now-famous body. The original 356-001 was raced and won at its first outing, achieving a victory at the Innsbruck City Race.  It was clear to Ferry that Porsche had a winning formula on its hands. This successful prototype led to the development of the Porsche 356/2 in both coupe and cabriolet versions.  Porsche completed 50 “Gmund” coupes, virtually all made by hand, before the company began its return to Stuttgart in late 1949.

Porsche’s new Zuffenhausen factory allowed it to increase production of the Porsche 356, with a notable change to steel bodies needed as the supplier Reutter was not able to produce bodies in aluminum.  Other components of the car were introduced to get it ready for the mainstream, such as an oil temperature gauge, and a clock moved closer to the speedometer.  The engine remained the same 40 Horsepower type 369 unit, although the carbs were changed to Solex 32 PBI units. At the Frankfurt auto show, Porsche introduced higher capacity 356/3 models, with its first 1300cc engines.  Reflecting Porsche’s traditional concerns for craftsmanship, each engine was handmade, taking a single worker roughly 25 hours to complete.

Volume really began to grow in 1951, with Porsche completing its 1,000th Stuttgart-built car on August 28th of that year.  1952 brought the introduction of the 1500cc engine making 60 horsepower, and in 1953 formal US sales began to start in earnest thanks to the efforts of renowned auto importer Max Hoffman. Ultimate engine power came in the form of the 1300S and 1500S models, with S signifying “Super.”  The new type 528 power plant was rated at 70 Horsepower.

Max Hoffman asked Porsche to make a model more appropriate for the American marketplace, something more minimalistic and focused that would appeal to buyers across the Atlantic.  What Porsche delivered was the gorgeous and very rare America models, rakish roadsters featuring aluminum bodywork by Glaser, but the price point of $4,600 proved too high. Max Hoffman, undeterred, went on to suggest that Porsche needed branding, resulting in the famous Porsche crest logo they use to this day.  The biggest hit, however, was the introduction, again at Hoffman’s behest, of the Speedster model, which debuted in 1954 and become a staple of production over the next 5 years.  Following the formula of the America but at a reduced price point, the speedster notably came to market at just under $3,000 at the port of entry, a price target Hoffman was eager to hit. The Speedster used the body of the regular Cabriolet but had very few of the amenities of the more expensive car, arriving only with a simple canvas top and roll up door windows, and the now famous beautiful shorter windshield. Speedsters proved quite popular in the United States and were met with much amateur racing success.

1955 brought the introduction of the 356 A models, sporting numerous differences in the shape of the body and the features on the car. Comfort refinements and power increased on the A models with new engines making as much as 88 horsepower. 1959 saw the introduction of the 356B models featuring more design changes and revised engine options. The super 90 model was very fast for a Porsche 356, hitting 60 MPH in under 10 seconds. The final revision came in 1963 with the 356C model featuring more design changes and some mechanical upgrades such as 4-wheel disc brakes.  1965 marked the final model year for the 356, marking more than 15 years of production, with the venerable 911 taking the place of the 356 as the Porsche flagship thereafter.

Period road tests mention the Speedsters lively steering, comfortable ride, commendable build quality, and good handling.  At the limit, the rear engine placement did lead to worrying handling tendencies by some experts.  The story of the Porsche 356 is also one of continued development as early similarities to the Beetle were eventually improved upon and ultimately reengineered until the car’s VW roots became a distant relic.  Handling issues for novices were eventually improved and engine capacity continually increased, quelling complaints of the car being underpowered.

Ultimately, the Porsche 356 Speedster represents an incredible story of a globally iconic brand’s humble beginnings.  Starting with bootstrapped hand production, in one model cycle Porsche went from obscurity to world renowned recognition both on the racetracks and by well-heeled owners who adored the car for its unusual layout and impeccable build quality.  At a time when American cars were locked in a horsepower war, the Porsche forged ahead on the fundamentals of lightness, packaging, and balance that would become a hallmark for the brand.  It is for these reasons, in conjunction with its ease of use and operation, that we believe the Porsche 356 is one of the all-time great classic cars.  We believe it is quite rare that a brand launches its first model with the fundamental building blocks for a vehicular DNA that is still present in the current day offerings.  Porsche has become one of the most recognized and archetypal brands on earth, with an incredible record of racing wins in a variety of championships all over the world.

Specifications

Series Porsche Speedster Specifications
Year	1955
1955 Speedster Production	1034
Engine	Type 547 4 Cylinder Air cooled 1488CC twin Solex 40BPI carb
Drivetrain	Rear engine, Rear wheel Drive
Power	60 Horsepower (DIN)
Torque	78 Ft-lb
Length	156”
Transmission	4 Speed Manual
Country of Manufacture	Germany
0-60	14 Sec Est.
¼ Mile	19 Sec. est. @95 MPH
Top Speed	100 MPH
Color EXT	“Speedster” Blue (1 of 193 in this color)
Color INT	Beige
Documentation	Pre-Purchase Inspection, CoA, Kardex, restoration photos
Condition	High quality older restoration with minimal mileage
Restored	Yes
Paint	Very good quality, with mild touch up and minimal issues
Accessories	Tool Kit, Spare Wheel, Jack, Blaupunkt Radio, Fog Lights
Vin #	80598
Engine #	35016, Documented Matching
Transmission #	6070, Documented Matching

Depreciation

The Company treats automobile assets as collectible and therefore will not depreciate or amortize the Series Porsche Speedster going forward.

DESCRIPTION OF THE SERIES FERRARI 512

Summary Overview

●Upon completion of the Series #83FB1 Offering, Series #83FB1 will purchase a 1983 Ferrari 512 BBi (at times described as “The BBi” or “The 512 BBi” throughout this Offering Circular) as the underlying asset for Series #83FB1 (the “Series Ferrari 512” or the “Underlying Asset” with respect to Series #83FB1, as applicable), the specifications of which are set forth below.

●The 512 BBi represents the final iteration of the venerable Berlinetta Boxer (referring to the Formula One developed and proven flat 12 engine it possessed). The “i” in BBi differentiated itself from its predecessor, the 512 BB, with its updated fuel injected rather than carbureted fueling system. “The Bosch fuel-injected 512 was the culmination of all Ferrari had learned from its Boxer cars”

●The 512 BBi holds a special place not only in Ferrari history, but in automotive history as a whole; “When the BB (Berlineta Boxer) production ended in 1984, with it went the last links to the old-school Italian way of building Ferraris- entirely by hand.”

●We believe that this particular 512 BBi is an exceptional low mileage example (5,637 miles) relative to the majority the 1,007 examples produced between 1981 and 1984. Furthermore, this example was spec’d with the “rare factory Zegna Edition incorporating Zegna cloth interior Accents”12

●In addition to being a well-preserved vehicle with an interesting ownership history, the 512 BBi was recently (2017) the subject of a “platinum nut and bold restoration and mechanical servicing to as-new condition” by Exclusive Motorcars of Los Angeles, California, which is reported to have a total cost of nearly $300,000.

Asset Description

Ownership and Pricing History

The Ferrari 512 BBi was introduced in 1981 with a list price of $62,500, which when adjusted for inflation, equals roughly $151,385.55 in 2017 dollars.  This particular 512 BBi was sold most recently at Mecum auctions for $363,000 in September 2017.

The ownership history for the 512 BBi was sourced from conversations with previous owners. Formal documentation begins with the restoration of the 512 BBi in 2017. However, the 512 BBi is believed to have been originally owned by, and later seized from, a Mexican gentleman with ties to criminal activities. Upon seizure, the Series Asset was stored in the possession of the Mexican government for a long period of time, which can be attributed with its particularly low mileage. The car was later acquired, imported to the US, and restored to “factory” condition by reputable US specialists.

Vehicle Maintenance and Restoration History

In 2017 the BBi went through what is referred to as a Platinum Nut and Bolt Rotisserie Restoration by the esteemed Exclusive Motorcars in Los Angeles California. This Restoration brought what was already a spectacular example to a better than new condition investing approximately $300,000.

Design and Features Overview

Exterior:

Most of the updates to the “i” Model of the 512 BB line were beneath the skin; However, a few key cosmetic upgrades were presented with the release of the BBi. Exposed driving lights fitted to the nose as well a shortened “Egg-Crate” grille gave the BBi a more aggressive and modern persona than the previous Berlinetta Boxer’s. Similarly, rear parking lights were fitted to the newly designed shroud framing the quad polished exhaust tips.”

Following a thorough inspection, we believe the Pininfarina body work to be in highly original and excellent condition, with all panels presented as they would have left the factory, with correct alignment, fitment, and panel gaps showing.  Overall, we believe the paintwork to have been restored to a quality commensurate with factory specifications, beautifully displaying the Argento hue. During inspection, it was noted that a small approximately ¼ inch blemish on the lower edge of the front valence has been touched up.

All lenses and rubber gaskets were noted to be in excellent condition, other than a slight tear in the gasket along the trailing edge of the hood, which the Manger intends to remedy from the proceeds of the Offering.  All exterior lighting, turn signals, and the horn were noted to be in normal operating condition. A front blinker light bulb will require replacement. The 512 BBi Michelin TRX tires are near new condition. Upon inspection of the undercarriage of the Series Ferrari 512 no leaks were found, and the steering, suspension and other related hardware were noted to be in extremely clean, as-new condition. VIN stamp locations were noted to be correct.  The engine and transmission number are believed to be matching and original to the Series Ferrari 512; however, this has not yet been verified by Ferrari Classiche.

Interior:

The restored rare black leather interior with Zegna cloth inserts shows nearly as new, with minimal wear commensurate with a vehicle of such low mileage.  All gauges, switches and interior electronics are in working condition. The original Ferrari Pioneer radio with equalizer is currently installed and appears to be working properly, other than the volume control.  We believe that overall the quality of the interior can be described as excellent, with fit and finish, plastics, shut lines and panel gaps showing to factory standards. During the inspection, it was noted that a plastic cover on the driver’s side seat hinge was missing, as well as the grill on the driver’s side door speaker. The Manager will endeavor, but will not guarantee, to source these parts with funds received from the Sourcing Fee.  The air conditioner and heater were noted to be working properly.

All major accessories are currently missing, including the tool kit, jack kit, spare wheel, bulb kit, belt kit and leather-bound owner’s manuals; likely the result of the 512 BBi’s time spent in the custody of the Mexican government. The Manager will endeavor, but will not guarantee, to source replacements for all of these accessories with funds received from the Sourcing Fee.

Engine Overview

At the heart of every Ferrari is the engine; the BB line represented a new era for Ferrari introducing its first ever mid-engine 12-cylinder road car. Beginning with the 365 GT4 BB and culminating with the 512 BBi the formula one proven Boxer engine design allowed for a lower center of gravity as the cylinders are horizontally opposed. Sergio Pininfarina can be quoted stating, “I very much like the Boxer engine because of its space architecture. For years I had to fight with a high engine and a large radiator because the engine’s height automatically dictated the radiators height, the Boxer engine was lower making everything easier.” The Boxer name refers to the motion of the cylinders emulating a boxer throwing punches. To welcome the newest evolution of the Boxer line, what started out as a 4.4L engine in the 365, grew into a much more robust and refined 4.9L engine producing 340 HP and 333 lb-ft at 4600 rpm. Also new to the 512 line was the Dry-Sump lubrication system.

The 4.9L Flat 12 sends its power through a manual shifted 5-speed transmission to the wheels via a limited slip differential.  This allowed the 512 BBi to launch itself to 60 mph in, a swift for its time, 5.4 sec and continues to accelerate to a top speed of 175 MPH. However, it was said the car was capable of 188MPH. Road and Track “marveled at its ability to keep accelerating, easily running it beyond 150 MPH” during their 1985 review of the car.11

We have tested the recently rebuilt engine and it currently starts with immediacy and idles smoothly at the correct RPM.  The clutch engagement was progressive and linear during the road test of the Series Ferrari 512.  Overall, we believe the engine and drivetrain to be in excellent mechanical and operating condition.  During the pre-purchase inspection it was noted that at low RPMs in first gear, the flywheel made some whirring noises. Given the limited use of the 512 BBi since restoration it is likely that this will remedy itself after break-in, however the Manager intends to have this inspected professionally.

Market Assessment

The Berlinetta Boxer line is historically significant as the last truly hand-build Ferrari, giving it a special place in Ferrari history. The passion, process, time, and dedication that went into every BBi chassis is an important part of what makes this car so special. As industrialization and mass production spread across the automotive industry, Ferrari had one last chance to build a car with the same hands on process that allowed it to become a brand recognized internationally for beauty, quality and performance. For these reasons, the BBi holds a special place in history as the final truly hand fabricated Ferrari.

The BBi was also a true drivers car. And because of this, the majority of the 1,007 BBi’s produced have relatively high mileage in comparison to the Series Ferrari 512, which has traveled just approximately 5,637 miles since 1983. Due to the BBi’s relatively low production total we believe that the Series 512 BBi is at the upper end of the collectability spectrum.

Beyond being a beautifully presented example, the original owner elected to order the car with the Zegna interior accents, making the Series 512 BBi particularly unique and collectible. The 512 BBi is believed to be 1 of only 27 BBi’s built with this special interior according to Coys of Kensington, however the Manager has not yet been able to confirm these statistics with the Ferrari factory.

Model History and Engineering

Introduced at the 1981 Frankfurt Auto Show, the BBi was the Final edition of the famed Berlinetta Boxer line. Built in response to Lamborghini’s legendary Miura, the 1973 365 BB was the beginning of what would ultimately become what we believe to be one of the most significant Ferrari lines ever. In 1974 when Lamborghini released the space age, and drastically designed Countach LP400; Ferrari countered by updating the Berlinetta Boxer line with its second evolution, the 512 BB. As emission regulations from the EU and US added new complications to manufacturers, the fuel injected and more emission friendly BBi was born. Even after integrating the new Bosch K-Jetronic Fuel injection system, it was still illegal to import 512 BBi’s to the United States due to the stringent emissions regulations. Of course, US enthusiasts found a way around these complications. Ferrari would sell the US buyer a car under the condition that delivery had to take place in Europe. The buyer would then be left to undertake a federalization process other than being provided with suggested broker and registered importers. In retrospect we now know that Ferrari didn’t want to invest time and money into a federalization program due to the impending U.S. approved Testarossa.15

The BBi’s chassis featured independent suspension at all four corners. Utilizing race proven wishbone arms and coil springs assisted by hydraulic shock absorbers gave it a very comfortable yet performance-oriented feel. Front and rear anti roll bars allowed the body to stay as flat as possible through corners. Tucked behind the highly recognizable and unique to the BBi five spoke star pattern alloy wheels were oversized ventilated disc brakes. Stopping power was provided by twin hydraulic and servo assisted calipers.

The BBi’s significance in the Ferrari line is undeniable. In 1984 when the last BBi rolled out of the factory, so did Ferrari’s hand-built fabrication process. The Ferrari 512 BBi was the flagship model of the time, boasting an advanced flat-12 formula one developed engine. The aluminum block featured a cubic capacity of 4943cc achieved by a 82mm x 78mm bore and stroke. Released with the original 365 GT4 BB, the 512 BBi carried over the technological advancement of utilizing the more cost efficient and quieter belt driven twin overhead cam shafts opposed to chain driven cams as had been seen in the past.

Specifications

Series Ferrari 512 Specifications
Year	1983
BBi Production Total	1,007
Engine	4.9L Flat 12 Cylinder
Drivetrain	Mid-engine, Rear wheel drive
Power	335 HP
Torque	333 lb-ft
Length	173.2”
Transmission	5-Speed Manual
Country of Manufacture	Italy
0-62	5.4 Seconds Est.
¼ Mile	14.3 Sec. est.@103 MPH
Top Speed	175 MPH
Color EXT	Argento
Color INT	Black / Grey Zegna accents
Documentation	Restoration photographs and receipts
Condition	Restored
Books/manuals/tools	n/a – the Manager will attempt to acquire
Restored	Yes
Paint	Believed original color, restored to factory quality
Vin #	ZFFJA09B000047801
Engine #	Believed matching, Pending Verification
Transmission #	Believed matching, Pending Verification

Depreciation

The Company treats automobile assets as collectible and therefore will not depreciate or amortize the Series Ferrari 512 going forward.

DESCRIPTION OF THE SERIES Jaguar XJ220

Summary Overview

Upon completion of the Series #93XJ1 Offering, Series #93XJ1 will purchase a 1993 Jaguar XJ220 (at times described as the “XJ” or the “XJ 220” throughout this Offering Circular) as the underlying asset for Series #93XJ1 (the “Series Jaguar XJ220” or the “Underlying Asset” with respect to Series #93XJ1, as applicable), the specifications of which are set forth below.

In 1992, the Jaguar XJ220 set the production car world speed record at the legendary Nardo test track in Italy, achieving 212.3 MPH (217 MPH without catalytic converters), impressive even by today’s standards. Jaguar claimed that if it had been a straight road they would have achieved their original goal of 220mph, the target speed behind the XJ220’s model designation.

Shortly thereafter, and perhaps more importantly, the XJ220 set the fastest lap time, 7 minutes and 46.36 seconds, for a production car at the Nürburgring, an accolade that it held for the following 8 years.

Nonetheless, the Jaguar XJ220’s exemplary performance was shrouded in controversy. After amassing 1500 pre-orders each paying approximately $65,000 as a deposit based on a prototype that promised a V-12 engine, scissor-style doors, 4-wheel drive, and a $450k price tag, the production car delivered only half the cylinders, traditional doors, rear wheel drive and a price tag that soared to $660k (the most expensive car at the time).

As such, total production numbers of the XJ220 were limited to 271 cars. Adding to this exclusivity was the fact that, like many cars of the time, due to stringent emission regulations the XJ220 was not officially sold in the US market.

It is estimated that 32 vehicles have been specified to meet US emissions standards. Of those 32 cars it is believed that only two vehicles were built to “50-state legal” specification, meaning that the car could be owned by a resident of California, a state known for having the strictest of emissions regulations. The Series Jaguar XJ220 is one of those two 50-state legal cars.

The Series XJ220 is a highly original, low mileage example (~1,300 miles), with known provenance, notable previous ownership, in an iconic and desirable color combination, that has been recently refreshed and serviced by marquee experts.

We believe that the XJ220 is relatively inexpensive when compared to its peer group, including the F40, Porsche 959, and McLaren F1, and for a car of its rarity, stature and performance. We believe that the market will continue to recognize its significance as one of the first true hyper-cars.

Asset Description

Ownership and Pricing History

The Series Jaguar XJ220, Chassis number 092, was ordered by its original owner, a resident of the Netherlands, and delivered on January 14th, 1993. Although the original owner held the car for 8 years he only managed to accumulate 503 miles at the time of its sale. California resident and former owner of Lamborghini of Orange County, Vik Keuylian, then imported the Series XJ220 to the United States in June of 2001. Over the course of the next two years the Series XJ220 was federalized to 50-state legal standards by G&K Automotive Conversions, and in September of 2003, passed California emissions inspection with 586 miles. In September 2004, the Series XJ220 passed a California emissions inspection again, now with 620 miles.

In 2008/9 Grand Prix Classics of San Diego listed the Series XJ220 for sale with 856 miles on the odometer. The XJ220 was ultimately sold to notable motorsports privateer racer William M. Wonder who has his initials (W.M.W.) painted subtly in red below the driver’s side window. These initials are still displayed on the XJ220 today. From 2009 through 2017, the car resided with Wonder in Pennsylvania and accumulated 449 additional miles. In 2017, the Series #93XJ1 asset was acquired into the inventory of reputable Miami collector car dealer, Curated Investments, now with approximately 1,300 total miles. Rally Rd. signed the purchase option agreement for the Series Jaguar XJ220 with Curated Investments in December 2017.

Vehicle Maintenance History

-The Series Jaguar XJ220 received general servicing at 856 miles completed by Audio of Plano Texas.

-A complete fuel system refurbishing and general mechanical servicing including fluids, belts, air conditioning is being commissioned by the Manger and performed by a marquee specialist and former mechanic of Risi Competizione prior to completion of the Offering. As part of this process, the Manager intends to commission an independent pre-purchase inspection of the Series XJ220 to confirm that the Series Asset is mechanically sound. Any additional specific issues that may be identified will be disclosed prior to completion of the Offering.

Design and Features Overview

Exterior:

The Jaguar XJ220’s aerodynamic focused design makes it one of the most visually unique and striking automobiles released in the 1990’s, a surprising achievement given that the project suffered from a severe lack of budget forcing Jaguar to conduct aerodynamic testing on a ¼ scale model rather than a significantly more expensive full-size mock-up. The XJ220 designers strived to integrate the simple and clean lines seen on older Jaguar models into their new supercar. To accommodate restrictions on aerodynamic aids dictated by the design team, Jaguar engineers were faced with the challenge of creating a body shape out of aluminum with elegant enough curves to be recognizable as a jaguar, while also delivering the necessary performance standards. Jaguar, at this time, was being heavily overshadowed by the Group B derived Ferrari F40 and Porsche 959 – the XJ220 was their answer.

Specific Exterior Issues to Note:

-The rear wing will be professionally repainted to correct minor shrinkage and bubbling of the current paint

-Minor damage from shipping on passenger side rocker panel (small dent and paint chip) will be professionally repaired and spot painted to a high standard

-Minor paint chip on upper door jamb (common to the XJ220) will be professionally spot painted to a high standard

-Minor paint chips on rear bumper will be professionally repaired to a high standard

-Paint-less dent removal has been performed on small dent on rear deck and was performed to an adequate standard

-Driver side molding has a minor scuff on rear quarter panel section of the molding (not on the body panel) which will be professionally repaired to a high standard

-Minor dent on rear trunk lid above the second “A” in Jaguar, will be corrected with paint-less dent removal

-There are minimal stone chips that will remain on the front bumper

-There is a minor clear coat blemish on driver side rear rim from curbing

-Aftermarket clear bra on rear wheel flairs to be removed and replaced due to aging

Interior:

The Series #93XJ1 Asset is finished with a smoke grey leather interior, which compliments the exterior Spa Silver paint color and makes for an iconic combination. The driver-oriented cockpit has many of the comforts of a modern car such as climate control, sound system, and great visibility, however still retains a minimalistic design to mitigate distractions. Directly in front of the driver is a prominently located tachometer and speedometer, with auxiliary gauges such as boost psi, engine temp, oil temperature, fuel level, transmission temp and a clock, located in a secondary cluster on the driver’s side door set to the left of the main cluster. Pedal placement and seating geometry offers hints to the racing heritage of the team behind the engineering of the XJ220. The 5-speed manual transmission is centrally located with a high positioned shift knob allowing for unobstructed shifts and minimal distance between shifter and steering wheel. Series Jaguar XJ220 retains its original Alpine Radio system with trunk loaded 6-CD changer.

-Two original keys are available

-Seats and upholstery are in exceptional near new condition.

-Steering wheel, shifter, center bolster have minimal wear to the leather

-Copies of original owner’s manuals are present (originals are known to have degraded with age)

-Original center lock wheel lug, original center lock wheel torque wrench, original jaguar medical kit, original fuse and bulb kit, and original sales brochure are all present

Specific Issues to Note:

-n/a

Mechanicals:

Specific Highlights of Asset

-50 State Legal Emissions: Believed to be 1 of 2 California emissions-regulated cars.

-1,305 original miles (2,103 KM)

-Recent refurbishment to fuel system

-Original Bridgestone Expedia S-01 tires with US DOT stamping

Specific Issues to Note:

-n/a

Model History and Engineering

The Jaguar XJ220 has a somewhat interesting and convoluted history. It started out as an almost “skunkworks-style” project led by automotive racing legend, Tom Walkinshaw. The team working on the XJ220 was labeled as “The Saturday Club” consisting of 12 engineers and designers who volunteered themselves to work nights and weekends to bring their masterpiece to reality. This dedicated team set out to accomplish one thing, to build a car whose performance would eclipse its supercar peers from Ferrari and Porsche. Although in the end Jaguar did achieve its goal, it was overshadowed by the displeasure their customer base. As emblematic of the time, environmental regulations made it impossible for Jaguar to produce a street version of the XJ220 that leveraged the Le Mans proven Jaguar V-12. This ultimately led to the root of what caused decades of mixed feelings regarding the XJ220, a 6-cylindar power plant. Although the Twin Turbo Metro 6R4 Developed by an ex Cosworth engineer (who was poached from the Williams F1 Team) was dramatically lighter, more fuel efficient and generated much more horsepower and torque than the anticipated V-12, early customers were highly disenfranchised by the unexpected change of plans. When Jaguar released the final engine specs many people who had put down substantial deposits reneged on their orders. The V-12 is not the only feature Jaguar excluded from the project’s original plans in the interest of speed. The original design concept called for a drivetrain with power to all 4-wheels. Jaguar ultimately realized they would have to implement a simpler and lighter 2-wheel dive setup to achieve the 220 MPH target top speed. An MSRP that came in more than $100,000 over budget during a time of financial recession only added to the project’s troubles.

In 1988 when the XJ220 project was announced, an astonishing 1,500 people put down an approximately $65,000 deposit to secure their order. With only 271 chassis ever produced, we believe the majority of those potential customers were disenfranchised by a combination of Jaguar’s decisions and the economic climate of the early 1990’s.

Market Assessment

We believe that for a car of such rarity, beauty and industry benchmark performance the XJ220 has not received the recognition that has benefited its contemporary models by Ferrari and Porsche. Beyond being more a more capable performer than the Porsche 959 and Ferrari F40, it is considerably more rare. There were ~350 Porsche 959’s produced and approximately 1,300 F40’s produced, with low mileage examples of both selling for well above one million dollars in today’s market. Although the XJ220’s early history was shrouded in controversy and misunderstanding, we believe that it has since shed these labels and claimed its throne as one of the most influential supercars of all time, and the most iconic Jaguar’s since the E-type. While arguably the wrong business decision at the time, we believe that Jaguar’s decision to alienate its customers in pursuit of engineering superiority helped set the stage for the modern hyper-car movement.

Specifications

Series Jaguar XJ220 Specifications
Year	1993
XJ220 Production Total	271
Engine	3.5L Quad Cam 24-Valve V6
Drivetrain	Mid-engine, Rear wheel drive
Power	542 hp
Torque	475 lb-ft
Length	194.09”
Transmission	5 Speed Manual
Country of Manufacture	United Kingdom
0-60	3.6 Seconds Est
¼ Mile	11.7 Sec. est.@125 MPH
Top Speed	220 MPH
Color EXT	Spa Silver
Color INT	Smoke Grey
Documentation	Yes
Condition	Original Condition, Minor Refurbishment
Books/manuals/tools	Copy of Original/ Copy of Original/ Yes
Restored	No
Paint	Original (Minimal Touch Up)
Vin #	SAJJEAEX8A220849
Engine #	Matching
Transmission #	Matching

Depreciation

The Company treats automobile assets as collectible and therefore will not depreciate or amortize the Series Jaguar XJ220 going forward.

Description of the Series BMW M3 Lightweight

Summary Overview

On July 12, 2018 the Series #95BL1 Offering was completed and, upon completion, Series #95BL1 purchased a 1995 BMW E36 M3 Lightweight (at times described as the “M3 LTW” or the “Lightweight” throughout this Offering Circular) as the underlying asset for Series #95BL1 (the “Series BMW M3 Lightweight” or the “Underlying Asset” with respect to Series #95BL1, as applicable), the specifications of which are set forth below.

In 1995 BMW released the E36 M3 Lightweight as a homologation to their dominant and 24 Hour of Daytona winning E36 M3 GT racecars. This race inspired road car was BMWs answer to US customers’ desire for a more “raw” version of the current, and already industry-standard setting, E36 M3. This lightweight version shed a full 225 pounds off the standard M3.

BMW never released official production numbers for the Lightweight; however, it is believed that only 126 cars were ever produced, of which 11 were pre-production cars used for marketing and testing purposes, and 85 were delivered to the US market, thus making the M3 LTW an extremely rare variant by any standard.

The Lightweight was built with one main purpose in mind, to create the purest and most driver focused road car BMW had ever manufactured to date. “The lightweight car is M3 Espresso, Pure and concentrated,” says Car and Driver.

Each M3 LTW engine was hand selected by BMW engineers after being tested to ensure only engines whose power was at the upper crest of BMW’s accepted standard deviations were allocated to Lightweights.

World-renowned tire producer, Michelin, has owned a Lightweight since its release for internal use as a test car. Still to this day they use that very same vehicle to develop modern tires such as the Michelin Pilot Super Sport and Pilot Sport 4S.

Each Lightweight went through a finishing process by BMW USA race team organizers PTG (Prototype Technology Group) where the cars received final adjustments, special part installations, and set-up. PTG enjoyed numerous podium finishes in the IMSA GTS-2 class, most notably winning the 1997 24 Hours of Daytona in the #10 PTG M3 driven by Bill Auberlen. PTG’s race winning DNA is intertwined into each Lightweight.

The Series BMW M3 Lightweight is a particularly compelling example due to its low mileage, high originality, detailed known single ownership history since new and complete maintenance record.

Asset Description

Ownership and Pricing History

The Series #95BL1 Asset is a single owner example that was maintained to extremely high standard by its original owners, a husband and wife duo from Massachusetts. The Series BMW M3 Lightweight has traveled only 13,400 miles to date, a statistic that falls well below the average of its peers. The Series M3 Lightweight landed at the port of New Jersey on November 20, 1995 and was then transported to Herb Chambers BMW in Boston. The car was then on display in the showroom until it was purchased by the owner from whom we are purchasing. The Series BMW M3 Lightweight has spent the entirety of its life in Massachusetts under the care of its original owners who took delivery of the car when new from BMW on March 17th, 1997 (the Series Asset was in dealership inventory previously). It is worth noting that the owner is an engineer and took great precautions and care when it came to maintaining the Series BMW M3 Lightweight. Detailed journals were meticulously kept on the car, noting its maintenance history and what services were performed, all oil changes, details of the alignment setup, and even every single time the car was refueled (including date, amount, and brand of petrol).

With an introductory MSRP of $47,895.00, the M3 LTW cost nearly ten thousand dollars more than the standard M3. This extremely rare and stripped down Fédération Internationale de l'Automobile homologation model was only cut out for the dedicated enthusiast willing to forfeit modern comforts and pay more for performance. Today public auction results indicate that low mileage examples have recently sold in the range of $135,000 to $165,000 and higher mile examples have recently sold in the range of $75,000 to $90,000. Most recently, at the 2017 Gooding Amelia Island Auction, a Lightweight with 7,500 miles sold for $145,750.

Vehicle Maintenance History

The Series BMW M3 Lightweight has spent its entire existence under the expert care of its original owner. Having a background in mechanical engineering, the owner took responsibility for the care, service, and maintenance of the Series BMW M3 Lightweight. Judging by the frequency of maintenance and extremely detailed documentation of all services performed, amount of care invested in this example is apparent. Ranging from post track-day brake bleeds to regular oil changes about every 3-5 months, the original owner took exemplary care of this car. Stemming from his background in mechanical engineering, the owner frequently fine-tuned his own tire alignments to enhance the cars grip threshold and handling characteristics; an exercise that not only takes a great deal of knowledge, but also great patience as it is extremely time-consuming without expensive equipment. We believe the original owner serviced the Series BMW M3 Lightweight to a level that is well beyond what one would expect from a standard dealer serviced vehicle.

Design and Features Overview

Exterior:

The body of the M3 LTW differed only slightly from the standard M3 model. Not to be mistaken by their similar silhouettes, the Lightweight utilized aluminum door panels and carbon fiber pieces in order to shed unnecessary weight. The sunroof had also been deleted from all Lightweights for added stiffness as well as additional weight reduction.  The Lightweight sits atop a set of forged alloy BMW motorsports wheels in order to reduce un-sprung weight. The telltale giveaway of a Lightweight is the BMW Motorsports red, purple and blue checkered flag decals, motorsports derived front wing, and the motorsports derived rear spoiler. Based on the results of the pre-purchase inspection, we believe, the exterior of the Series #95BL1 Asset to be extremely well preserved, only showing minor flaws consistent with its low mileage and meticulous owner. Notably, the VIN stickers are present on all original body panels of the Series BMW M3 Lightweight.

Specific Exterior Issues to Note:

Slight peeling of the Series BMW M3 Lightweight motorsport flag livery

Minor road blemishes on lower rocker panel (to be expected of a car this low to the ground)

Front Lip has minor scuffs underneath, slight scuffs on leading edge and top, but no cracking

Minor (< ½”) blemish on both rear wheel lips - not due to road/curb rash, but rather from debris due to rear rims being wider than fronts

Small ding on driver side rear fender

Paint Meter Results (believed to be 100% original paint):

Right rear quarter panel – 4mm

Left Rear quarter panel – 4mm

Right door – 4mm

Left door – 4mm

Right front fender – 4.5mm

Left front fender – 5mm

Hood – 4mm

Roof – 4.5mm

Trunk – 8.5mm (Original trunk was removed to accommodate installation of the optional rear spoiler on an aftermarket trunk, however the original trunk and spoiler have been retained and preserved)

Interior:

The interior, although very similar to the standard E36 M3, has some key features, or perhaps lack thereof, that are unique to the Lightweight. Most notably, the Hurricane Cloth interior is bespoke to special edition BMWs. BMW opted for a cloth interior over a more luxurious leather interior in the interest of saving weight. Continuing the theme, there are several components that are not found in the car in the interest of saving weight. These items include: Air conditioning, a radio and sound system, sound dampening material, electric seats & windows, and even the hard-

plastic BMW emblem on the steering wheel. Based on the results of the pre-purchase inspection, the condition of the Series Asset’s interior can generally be described as excellent, including:

-Two original keys are present

-Seats and upholstery are in excellent condition other than a few minor flaws outlined below

-Steering wheel, shifter, center bolster have minimal wear to the leather

-Original owner’s manuals, BMW books, factory window sticker, original title, owners journal documenting notes on use and maintenance of the vehicle are present

Specific Issues to Note:

-Drooping headliner affecting approximately 1 sq. ft. of fabric

-Fabric on passenger side rear seat has started to loosen up

-Center console ashtray is stuck closed (possibly due to carbon fiber shrinkage)

Mechanicals:

Specific Highlights of Series BMW M3 Lightweight:

-Approximately 13,400 original miles

-Euro spec lowering springs

-Shortened final drive ratio to 3.23 to allow for faster acceleration

-Original VIN number present on engine and transmission

-The car retains all 4 original components of the trunk kit

Engine lower cross brace (installed)

Upper strut brace (installed)

GT wing (installed on aftermarket trunk lid so as to avoid drilling the original, which has been retained and preserved)

Dual pickup oil pan and pump (not installed)

Specific Modifications to Note:

-The car once had a rear seat 4pt. roll bar installed that has been since removed and holes plugged professionally.

-The rubber break lines have been replaced with proper stainless-steel variants on all four corners.

Compression and Leakage Tests Findings:

-All numbers are within factory standards and indicate this being a healthy and well-kept engine.

Cyl. #	1	2	3	4	5	6
Compression	185 PSI	180 PSI	185 PSI	185 PSI	185 PSI	190 PSI
Leakage	10% @ 35PSI.	8% @ 35PSI	7% @ 35 PSI	7% @ 35PSI	5% @ 35 PSI	11% @ 35 PSI

Model History and Engineering

In 1995, three years into BMW E36 M3 production, the desire from the American market for a track ready and more performance-oriented version of the already extremely capable M3 was answered. A limited run of approximately 126 cars homologated from BMW’s 24 Hours of Daytona winning GTS-2 M3 program were produced by shedding a total of 225 pounds through the use of aluminum and carbon fiber, removing unnecessary luxuries such as air conditioning, a radio & sound system, sound dampening material, electronic seats and windows, and even the hard-plastic BMW emblem on the steering wheel.

BMW engineers believed that the 3.0L inline 6cyl. M3 engine was more than capable of taking on anything in its class and set out to pair this engine with the purest, lightest and stiffest chassis they could conceive for the road. We believe that many enthusiasts would agree that a light and stiff chassis is almost as important, if not more important, than having a more powerful engine. Although the Lightweight’s relatively high MSRP (almost $10,000 higher than the standard M3 version) for the time made initial sales of the car challenging, over the years it has grown into a desirable BMW collectible vehicle.

As a testament to what BMW set out to achieve, the quote below is what BWM Motorsports Brand Manager, Erik Wensberg, wrote as a description for dealers: “1995 BMW M3 Lightweight: Designed for the performance purist and/or active competitor, the M3 Lightweight is a limited-production specialty product built with competition in mind. This road-legal model will be produced to special standards, deleting all unnecessary comfort and convenience equipment, and adding a number of performance upgrades which are all based on the European M3 GT homologation series for worldwide GT racing. The M3 Lightweight defines the true essence of the M3 performance profile.”

Even by today’s standards, we believe that the Lightweight is respected as a well-balanced and pure driving experience. Michelin, one of the world’s most widely respected tire producers, is still using an un-modified Lightweight as a tire test vehicle some 20 years after its original manufacture. Developing 21st century tire technology with a car that’s over 20 years old is a testament to the enduring performance of the M3 LTW. A naturally aspirated engine, square tire setup, and a 2,950lb curb weight provide drivers with “crystal clear communication” to the road and make the Lightweight an ideal development vehicle.

Market Assessment

We believe that it is not often that one of the highest volume automotive manufacturers in the world releases a special edition model with such limited production as the 1995 E36 M3 Lightweight. There are only a handful of times BMW has released a car with production numbers even remotely close to that of the Lightweight, and all of those vehicles prices have historically experienced considerable appreciation. These vehicles include the 1956 BMW 507 of which 252 were produced (currently valued @ $2,100,000), the 1978 BMW M1 of which 453 were produced (currently valued @ $655,000), and the 1972 BMW 3.0 CSL of which 169 were produced (currently valued @ $329,000).

Further, the Lightweight was derived as a direct homologation of one of BMW’s most successful and dominant race chassis. Based on estimates from Hagerty and Kidston over the past 10 years, homologation models such as the Lancia Stratos (Approx. up 152%), the Audi Quattro (Approx. up 370%), and the Ford RS 200 (Approx. up 166%), tend to retain value and appreciate at a rate above broader collector cars market (Up Approx. 93% according to Kidston). We believe, the direct technology leveraged from factory race teams enables owners to drive essentially a factory race car on the street, as well as the nostalgia they provide to motorsports fans makes them desirable as collectibles.

Notable public figure, Hollywood actor, car collector and automotive enthusiast, the late Paul Walker, owned a total of six 1995 BMW M3 Lightweights based on his belief in the future collectability of the model.

Released in the middle of the 1990 recession and the 2000 dot-com bubble, sales of 1995 M3 lightweights initially suffered and considerable discounts were offered to buyers. Prices have since recovered and the car has recently started to receive recognition from the collector community as an important model in the BMW lineage.

The Series BMW M3 Lightweight is a single-owner, matching-number, documented-history example retaining its near complete originality, including body panels, engine, drivetrain, paint, and key accessories. As compared to the Series Asset, we believe that many other Lightweights have been modified for the track, damaged, under-maintained, and/or driven for considerably higher mileage.

Specifications

Series BMW M3 Lightweight Specifications
Year	1995
Make	BMW
Model	M3 Lightweight
M3 Lightweight Production Total	Estimated 126 (116 sold to public)
Engine	3.0L Inline 6 Cyl. 24V DOHC
Drivetrain	Front Engine, Rear Wheel Drive
Power	240 Horsepower
Torque	225 Ft/lb
Length	174.5 In.
Transmission	5 Speed Manual
Country of Manufacture	Germany
0-60	5.8 Seconds Est.
¼ Mile	13.9 Sec.
Top Speed	155MPH
Color EXT	Alpine White
Color INT	Hurricane Cloth
Documentation	Yes
Condition	Original Condition
Books/manuals/tools	Yes, All Original
Restored	No
Paint	Original
Vin #	WBSBF9329SEH07978
Engine #	Matching
Transmission #	Matching

Depreciation

The Company treats automobile assets as collectible and therefore will not depreciate or amortize the Series BMW M3 Lightweight going forward.

DESCRIPTION OF THE SERIES FOrd Mustang 7-up edition

Summary Overview

On July 31, 2018 the Series #90FM1 Offering was completed and, upon completion, the Series #90FM1 exercised the purchase option to acquire a majority equity stake in a 1990 Ford Mustang 7-Up Edition (at times described as the “7-Up Mustang” or the “7-Up Edition” throughout this Offering Circular) as the underlying asset for Series #90FM1 (the “Series Ford Mustang 7-Up Edition” or the “Underlying Asset” with respect to Series #90FM1, as applicable), the specifications of which are set forth below.

The Series Ford Mustang 7-Up Edition is one of just 4,103 7-UP Edition Mustangs manufactured during its single year of production, and one of only 1,360 produced with a manual transmission.

An initial run of 30 7-Up Mustangs were intended to be used as a prize for the “Nothing But Net” half-court shot competition at the 1990 NCAA basketball tournament. However, a last-minute dispute derailed the promotion after production had already started. Nonetheless, Ford liked the unique deep emerald green over white color way of the car and received a substantial amount of purchase interest from potential customers that it decided to move forward with the special edition model for the public. It holds a significant place in Ford history as the unofficial 25th anniversary commemorative limited edition of the 7-Up Mustang.

The 7-Up Mustangs were only offered as a soft top convertible in LX trim with the 5.0 V8 engine. Many found this specification very desirable due to its lack of extra body cladding and therefore weight, while paired to the powerful 5.0 V8.

The Series Ford Mustang 7-Up Edition is an approximately 13,400 original mile, original paint, highly preserved, manually shifted example.

With “Fox Body” Mustangs recently being recognized by the collector community, we believe low mileage, highly original examples of the 7-Up Edition to have excellent potential to become a collectors-item.

Asset Description

Ownership and Pricing History

The Series Ford Mustang 7-Up Edition was originally purchased from Jack Bryn Ford & Mercury dealership of Mechanicville, New York. The Series Ford Mustang 7-Up Edition was ordered on January 9, 1990 and was delivered to the dealership in March of,1990. The original owner took delivery shortly after the car arrived at the dealership. The original owner held on the Series Ford Mustang 7-Up Edition for a total of 8 years driving it just 1,448 miles in total. The Series Ford Mustang 7-Up Edition’s second owner, who resided in Albany, New York, accumulated 11,786 miles between 1998 and 2006. Another gentleman, also residing in the state of New York, acquired the Underlying Asset in 2006. He drove the car sparingly, running the mileage up to 12,632 miles. In 2014 the Series Ford Mustang 7-Up Edition was then purchased by another local owner residing in East Hartford Connecticut, who increased the total mileage to approximately 13,400.

Based on the current excellent condition of the Series Ford Mustang 7-Up Edition, we believe that each of its four previous owners cared for the car as one would an important piece of Ford automotive history. Although the Series Ford Mustang 7-Up Edition has traveled a total of 13,400 miles, we believe the wear on the car to be on par with that of a significantly lower mileage example.

The original purchase price of $20,017 in 1990, a relatively high price for the time (average price of a car was $9,473 in 1990), immediately set this model apart from the other Mustangs of the era. Although 7-Up Edition prices decreased throughout the 90’s, the resurgence of interest in “Fox Bodied” Mustangs has led to recent price appreciation. Some low mileage examples have sold for more than $80,000 based on data from Barrett Jackson 2017 Scottsdale auction.

Vehicle Maintenance History

From its clean Carfax and documented mileage & maintenance history, and having received all its regular services, we believe the Series Ford Mustang 7-Up Edition to be in excellent condition from a mechanical standpoint.

Design and Features Overview

Exterior:

The 7-Up Edition is a special edition variant of the “Fox Body” Mustang, which was produced from 1979 – 1993. It was only available in the LX Convertible trim, a more elegant variant than the exaggerated and widened GT version.  Notably, the 7-Up Mustang is finished in its original color combination of Deep Emerald Jewel Green Metallic Paint contrasted by a white convertible soft-top and interior. The 7-Up Edition came from the factory with the premium 15-inch GT aluminum turbine wheels. Other key attributes are the body color matching dual outside mirrors as well as the front fascia and bodyside moldings.

We believe the exterior of the Series Ford Mustang 7-Up Edition to be in exceptional condition for a car with 10,000+ miles. Exterior wear is concurrent with that of a significantly lower mileage example. The car shows minimal paint imperfections, no dry or cracked moldings, and no scuffs on the wheels. We believe that this car has been extremely well persevered for its age and mileage.

Specific Exterior Issues:

-None.

Interior:

The Series Ford Mustang 7-Up Edition is finished in white leather throughout much of the interior. This includes, but is not limited to, the instrument panel padding and registers, glove box door, vinyl door trim panel inserts, console, and armrest padding. Included in the special edition 7-Up Mustang package was cruise control, electronic AM/FM radio with cassette player, clock, premium sound system, and a manual air conditioning system. One feature that contributes to the rarity of this limited-edition model is the five-speed manually shifted transmission, of which only 1,360 were produced.

Features of note include:

-Original window sticker retained

-Original spare tire as new

-Two original keys are retained

-Seats and upholstery are in exceptional condition - no signs of scuffing or discoloration on leather aspects of the car

-Steering wheel, shifter and center bolster have minimal wear to the leather

-Original cardboard folder retained with original books and manual

-Original marketing material provided by Ford upon purchase

-Original dealer build sheet

-Original convertible top boot cover

Specific Interior Issues:

-None.

Mechanicals:

Specific Highlights of Asset:

-13,400 documented miles

-Documented scheduled maintenance.

-Believed to be original tires

Specific Issues to Note:

-None, all mechanical features of the car are in working condition

Model History and Engineering

In 1989 the 7-Up Bottling Company started talks with Ford Motor Company about what they could do together for a promotional event surrounding the 1990 NCAA Basketball championship, which they were co-sponsoring. The concept for the event was an “under the bottle-cap” contest to win a chance to participate in a half-court shot competition scheduled to take place throughout the 1990 NCAA Basketball Tournament. Winners would take home one of 30 special edition 7-Up Mustangs. When plans for the collaboration were canceled, Ford had already started its production of the commemorative 7-Up Edition cars. The team at Ford were fond of the unique color combination and mechanical specifications and decided to put the 7-Up Edition into a relatively small run of production to fill its need for a 25th anniversary Mustang. Originally scheduled for 5,000 units, the company only ended up producing 4,103.

The engineering plan for this car was a simple equation. Take some of the best performance parts from the 5.0 GT model and put them into a more elegant and luxurious LX trim. Without the fender flairs and front valance of the GT, the LX was some 80lbs lighter. The 7-Up Mustang did however feature the sought after 5.0L V8 engine, as well as marginally upgraded suspension hardware carried over from the GT variant.

Market Assessment

We believe the “Fox Body” Mustang to be one of the most recognizable Mustangs ever produced. We believe that “Fox Body” Mustangs have a broad base of interest across multiple generations and use cases. The 7-Up Edition, particularly those examples with the manual transmission, is a compelling specification for a “Fox Body” Mustang and was birthed out of a failed marketing scheme, which we believe provides it additional interest and notoriety in the collector community.

Most recently in 2017, a near zero-mile example of a 7-Up Mustang was sold at the Barret Jackson auction for an estimated $82,500 (this was an automatic transmission car, which is less rare and generally seen as less desirable).

Specifications

Series Ford Mustang 7-Up Edition
Year	1993
7-Up Mustang Production Total	4103
Engine	5.0L Coyote V8
Drivetrain	Front Engine, Rear Wheel Drive
Power	225 hp
Torque	300 lb-ft
Length	179.06”
Transmission	5 Speed Manual
Country of Manufacture	United States
0-60	6.7 Seconds Est
¼ Mile	15.2 Sec.

Top Speed	145 MPH
Color EXT	Deep Emerald Jewel Green Metallic
Color INT	White
Documentation	Yes
Condition	Original Condition
Books/manuals/tools	Original/ Original/ N/A
Restored	No
Paint	Original
Vin #	1FACP44E5LF159089
Engine #	Matching
Transmission #	Matching

Depreciation

The Company treats automobile assets as collectible and therefore will not depreciate or amortize the Series Ford Mustang 7-Up Edition going forward.

DESCRIPTION OF THE SERIES Porsche 911 Speedster

Summary Overview

On July 31, 2018 the Series #89PS1 Offering was completed and, upon completion, the Series #89PS1 exercised the purchase option to acquire a minority equity stake in a 1989 Porsche 911 Speedster (at times described as the “911 Speedster” or “1989 Speedster” throughout this Offering Circular) as the underlying asset for Series #89PS1 (the “Series Porsche 911 Speedster” or the “Underlying Asset” with respect to Series #89PS1, as applicable), the specifications of which are set forth below.

The 1989 Speedster payed homage to what we believe to be one of the most significant models in Porsche history, the 1950’s 356 Speedster.

Released amid sales turmoil and a sharp downturn in sales at Porsche, the 1989 Speedster was created to help reverse a slump that almost put Porsche out of business. This very same concept was employed some 30 years earlier (spearheaded by Max Hoffman Porsche) with the original introduction of the Speedster designation.

The 1989 Speedster was the last car to come out to the original Stuttgart Porsche factory and considered to be the last 911 with the “classic” body style.

Only 2,100 1989 Speedsters were built and of those only 797 were allocated to North America.

The 911 Speedster was the first in a series of special edition 911’s, which also includes the 964 Speedster, the 993 Speedster, the 997 Speedster, and the recently announced 991 Speedster.

The Series Porsche 911 Speedster is a matching numbers example with Porsche issued Certificate of Authenticity and maintains a high level of originality.

The Series Porsche 911 Speedster has previously been in the custody of well-respected collectors and dealers such as Bruce Canepa, Ferrari of Denver, and most notably, famous Comedian and prolific Porsche collector Jerry Seinfeld.

With just under 11,000 miles and what we believe to be a highly complementary color combination of silver metallic over marine blue, the Series Porsche 911 Speedster is a unique example among its peers.

Asset Description

Ownership and Pricing History

The Series Porsche 911 Speedster was originally ordered to Stuart, Florida by its first owner, who drove the car a total of 10,414 miles over the course of the next 23 years. In 2013 notable collector and comedian Jerry Seinfeld purchased the Series Porsche 911 Speedster and retained ownership until late 2015. In December of 2015 the car was sent to Canepa Motorsports where it received a full top to bottom service. The Series Porsche 911 Speedster was then acquired by a gentleman living in Colorado who ultimately parted with the car trading it in with  Ferrari of Denver (Stewart’s Classics of Colorado, LLC ). In 2017 the Series Porsche 911 Speedster was added to the inventory of Ferrari of Denver.

After the 911 Speedster’s initial release at an MSRP of $69,800, prices depreciated into the sub $50,000 range, as was typical of many exotic sports cars of the era. However, in the early 2010’s, prices of air cooled Porsches, and especially models manufactured in the Stuttgart factory like the 911 Speedster, started to appreciate rapidly. In 2012-2013 a high quality 911 Speedster would trade in the range of $100,000 - $125,000. Shortly thereafter the 911 Speedster experienced a large increase in prices and is now trading in the range of $150,000 - $300,000 based on quality.

Vehicle Maintenance History

-Documented scheduled maintenance has been performed

-Full servicing and refresh by Canepa Motorsports in 2015

Design and Features Overview

Exterior:

The 1989 Speedster was based on the standard Carrera Cabriolet with some key design features that distinguish it from the more common 911 variants. Most notably, and the design staple of the Speedster series, is the removal of the rear seats and the addition of the fiberglass dual hump tonneau cover that hid the manually operated and purposefully simplified soft top. Porsche created a convertible roof that would give the look and feel of the original 1950’s 356 Speedsters. Although true to the design of the original 356 Speedster, the minimalist soft top had some design faults that created extra noise and the potential for leaks. These faults were so apparent that buyers were required to sign a contract upon purchase acknowledging these issues.  The 1989 Speedster could also be ordered with the popular “Turbo Look” package (the vast majority were), which added the widebody arches of the 1989 930 Turbo. Although this package perfectly suited the looks of the car it did add 90 pounds of weight.  Finally, the aluminum framed windshield of the 911 Speedster was shortened by 3 inches and raked 5 degrees flatter than that of a standard 911, giving it the classic 356 Speedster low line look.

Specific Exterior Issues:

-Original paint, other than a professional high-quality re-spray of the driver side door as well as front bumper.

Interior:

The interior of the 911 Speedster is almost exactly the same as what you would find in the base 911 Carrera of the same generation. The key distinguishing feature of the 911 Speedster interior is the replacement of rear seats with two small cubbies. The Series Porsche 911 Speedster has marine blue leather and carpeting covering most of the interior surfaces of the car.

The 1989 models would be the last time in Porsche history that the company produced a centrally located floor mounted 5-speed shifter. Directly behind the steering wheel is the centrally located and oversized tachometer, a feature that is recognized as a Porsche staple. Seats in the 911 Speedster were lower than a typical 911 to compensate for the angled windscreen.

Specific Highlights of the Underlying Asset:

-Two original keys are available w/key card

-Original window sticker

-Owner’s manuals and warranty booklet in the originally provided leather pouch

-Original car cover and cover bag

-Original tool kit

-Original air compressor

-New York State Registration verifying Jerry Seinfeld previous ownership

Specific Interior Issues to Note:

-None, the interior of Series Porsche 911 Speedster retains all of its originality and has minimal wear consistent with the mileage

Mechanicals:

Specific Highlights of the Underlying Asset:

-10,825 original miles

-Serviced by one of the most prestigious restoration centers in the world, Canepa Motorsports

-Retains original and matching number engine, transmission, and drivetrain

-Powered by what is considered to be one of the most “bulletproof” air cooled engines Porsche has ever produced, the 3.2L flat six

-G50 updated gear box

Specific Issues to Note:

-Aftermarket exhaust has been installed.

Model History and Engineering

In 1986 Porsche had sold nearly 30,000 new cars in the U.S. By comparison, in 1989 & 1990 combined, Porsche only sold about 18,000 new cars in the U.S. Many believe that the sharp decline can be attributed to the fact that auto enthusiast simply wanted something new and exciting from Porsche, others believe that Porsche had priced out many of its core customers. Marketing teams quickly jumped into action to devise a plan to revive the brand in North America. In the mid 1950’s Porsche faced a similar situation. When the 356 model was released the Porsche dealer Max Hoffman requested the Company make the Speedster model, which was a stripped-down racer at a lower price point compared to other 356’s of the time, positioned to increase sales performance.  Following that same principle, Porsche revived the Speedster name with the 911 Speedster in order to revive its sales performance and bring some excitement to the brand. Immediately after being revealed the automotive community responded positively to the “chopped top” special edition. Although the first concept for the 911 Speedster was produced in 1982, it was kept in the Porsche design archives until 1987, when the brand needed a sales jolt.

We believe that the unique design of the 911 Speedster is what makes it one of the purest 911’s ever created. It kept all the simplicity of early 911’s but addressed known faults such as rust, head stud failure, and timing chain tensioner issues. Although powered by the 3.2L flat-six engine borrowed from the standard Carrera model of the time, the 911 Speedster utilized the stiffer and more robust chassis of the 930 Turbo. Similarly, it borrowed heavy-duty four-piston brakes from the Turbo. Hemmings said it best “the 3.2 Liter Carrera-based Speedster is considered among the best-sorted, best built, most durable air-cooled 911s ever made.

Market Assessment

We believe, that the Speedster name will always hold a significant place in Porsche history. Reserved only for purist special editions, the 1989 Speedster version is considered to be one of the best according to Hemmings. As the last car to be built in the old Stuttgart factory, as well as the last of the “simple” air-cooled Porsche models, the 1989 Speedster combines many desirable classic Porsche attributes. Although prices were at one-point low for an asset of such rarity, the 1989 Speedster market has since appreciated significantly.

We believe that the previous ownership of the Series Porsche 911 Speedster by Jerry Seinfeld adds significantly to the history of the vehicle. Not just because of his celebrity status, but because Jerry Seinfeld is known in the automobile community to purchase the best of the best and looks for models with deep historical significance.

Specifications

Series 1989 Porsche 911 Speedster
Year	1989
Speedster Production Total	2056
Engine	Air Cooled 3.2L flat Six
Drivetrain	Rear Engine, Rear Wheel Drive
Power	214 hp
Torque	195 lb-ft
Length	168.9
Transmission	5 Speed Manual
Country of Manufacture	Germany
0-60	6.0 Seconds Est
¼ Mile	14.5 Sec. est.
Top Speed	150 MPH
Color EXT	Silver Metallic
Color INT	Marine Blue
Documentation	Yes
Condition	Original Condition, Minor Exterior refurbishment
Books/manuals/tools	Original/ Original/ Original
Restored	No
Paint	Original (minor respray of door and bumper)
Vin #	WP0EB091XKS173673
Engine #	Matching
Transmission #	Matching

Depreciation

The Company treats automobile assets as collectible and therefore will not depreciate or amortize the Series Porsche 911 Speedster going forward.

DESCRIPTION OF THE SERIES DODGE VIPER GTS-R

Summary Overview

●Upon completion of the Series #98DV1 Offering, Series #98DV1 will purchase a 1998 Dodge Viper GTS-R (at times described as the “Viper GTS-R” throughout this Offering Circular) as the underlying asset for Series #98DV1 (the “Series Dodge Viper GTS-R” or the “Underlying Asset” with respect to Series #98DV1, as applicable), the specifications of which are set forth below.

●Only one-hundred (100) 1998 GTS-R’s were built as homologation special editions of the Viper GT2 race car.

●The 1998 Dodge Viper GTS-R commemorates the first American car to win at Le Mans since the Ford GT40 in 1969.

●The Series Dodge Viper GTS-R has never been registered or titled (it is currently on Manufacturer's Statement of Origin from Chrysler Motors).

●The Series Dodge Viper GTS-R is believed to be one of the lowest mileage examples in existence today, displaying just 221 miles on the odometer.

●The Series Dodge Viper GTS-R was previously held in the personal collection of one of the owners of Viper Exchange, a specialist dealership located in Texas.

●Dodge has announced that it has ceased production of the Viper product line and has no immediate plans to build new models.

Asset Description

Ownership and Pricing History

The Series Dodge Viper GTS-R was originally delivered to Orlando Dodge in Orlando, Florida in September 1998. The car was then acquired by the owner of Viper Exchange (Tomball Dodge in Texas), where it remained until the Company’s acquisition in July 2018. The car has never been registered or titled and retains its original Manufacturer’s Statement of Origin (MSO). As the Viper GTS-R has remained in the dealership network since new, there is no further transaction or ownership history.

The Viper GTS-R was released with an MSRP of $85,200. Given the rarity of these cars, transactions have only started to appear in the public auction markets over the past several years. Prices have generally ranged from $90,000 - $150,000 based on condition, mileage, and quality.

Vehicle Maintenance History

The Viper GTS-R has been owned and maintained by dealers in the Dodge network since its original manufacture date. With 221 miles on the odometer, the car has not been used enough to warrant extensive maintenance. For much of its life, the car has been owned by Viper enthusiasts and marquee experts whom we believe to have preserved the car in line with generally accepted best practices. In 2017, Viper Exchange serviced some electrical components, including an airbag and window regulator, along with replacing the seat belts per a manufacturer recall. In July 2018, Viper Exchange performed a full 99-point inspection, serviced the differential, and performed an oil change and coolant flush. Viper Exchange deemed the car to be in excellent working condition at this time.

Design and Features Overview

Exterior:

Built to commemorate the 1997 FIA GT2 championship-winning race car, the 1998 Viper GTS-R has certain differentiating features from the “standard” Viper GTS of the day. All 100 examples were finished in Stone White with Viper Blue Le Mans racing stripes to match the Oreca team’s race car from the prior year. This color combination is also a nod to legendary American racer Briggs Cunningham, who used Chrysler engines in his custom-built race cars that he campaigned at Le Mans in the 1950s.

The Viper GTS-R features a GT2 aerodynamics package that includes a front air dam and splitter, nose mounted aero canards, ground effect side sills, and a tall carbon fiber rear wing. Though the racing versions were built in France by Oreca, Chrysler commissioned the original suppliers to fabricate these parts for the road car. The only functional difference between the racecar and the homologation edition is that the rear wing of the Viper GTS-R is set at zero angle of incidence and can’t be adjusted like the ones on the racecars. The 18-inch BBS forged aluminum wheels, designed specifically for the Viper GTS-R and ACR club-racing edition Vipers, are exact replicas of those on the racecar and feature what were at the time newly-designed Michelin MXX3 tires.

Specific Exterior Issues:

-None, the car received a full visual inspection by Viper Exchange and is believed to be free of meaningful defects or imperfections and commensurate with a car of its mileage.

Interior:

The interior of the Viper GTS-R exudes an aura of motorsport. The cabin is trimmed in black leather with blue accents on the seats, center console, emergency brake handle, and door panels. The leather seats feature red Oreca-branded five-point competition-style harnesses and a numbered plaque next to the shifter displays the car’s production number. This car is one of the few Viper’s in production to have a build production number that coincides with the last two numbers of the VIN.

Specific Highlights of the Underlying Asset:

-Two original keys and fobs (one is slightly damaged)

-Original window sticker

-Original car cover (never opened)

-Welcome letter from Viper plant manager, William Hinckley

-Original books and manuals

-Document book, poster, and magazine articles

-Original Manufacturer’s Statement of Origin (MSO)

Specific Interior Issues to Note:

-None, the interior of Series Dodge Viper GTS-R retains all of its originality and has minimal wear consistent with the low mileage

Mechanicals:

Specific Highlights of the Underlying Asset:

-221 original miles

-Previously owned and serviced by the owner of Viper Exchange, a noted Dodge Viper specialist dealership and service center

-Retains original and matching number engine, transmission, and drivetrain

-Powered by a tuned-down version of Chrysler’s 8.0L V10 used in the GT2 race car

-Fully-synchronized 6-speed manual transmission with 5th and 6th gear overdrive

Specific Issues to Note:

-None

Model History and Engineering

The ‘80s were considered a rather “dull” period for American car manufacturers, having been constrained by government regulations on fuel efficiency in the early part of the decade known as the “Malaise Era.” Bob Lutz, then President of Chrysler Corporation (parent company of Dodge), wanted to build a car that would bring Dodge and the broader American car industry back into the global spotlight. Dodge released the first Viper concept to the public in 1989 at the North American International Auto Show in Detroit and was immediately inundated with requests to produce the car.

The first-generation cars, produced from 1992 to 1995, featured an 8.0L V10, developed with the help of Lamborghini, that produced 400 horsepower and 465 ft-lbs. of torque. Dodge released the second generation in 1996 with minor styling and power upgrades, as well as the introduction of the GTS model, a 450hp coupe version of the standard R/T. That same year marked the beginning of the Viper’s extensive racing history, with two teams campaigning the BPR International GT Endurance Series (renamed FIA GT Championship in 1997).

Production of the Viper ended in 2017 after twenty-five years and five generations of the model. In total, Dodge built 31,947 Vipers, a relatively small sum relative to the 40,000 Corvettes produced in 2016 alone. Though there have been rumors of bringing the Viper back into production, the latest release from of Fiat Chrysler suggests that a new Viper is “not in the plan” at this time.

We believe that the limited-production homologation edition Viper GTS-R embodies the essence of the Viper name: no frills, hardcore speed and handling ability. Though later models of the Viper had larger engines and could pull more g-forces on the skid pad, the Viper GTS-R was the original special edition, extreme, road-going version of the competition Viper and marked the beginning of a highly successful racing career for the model.

Market Assessment

Regardless of whether additional Viper models are produced, we believe that the Viper line will remain as an icon of the American auto manufacturing industry. While many Vipers have been driven hard and are no longer in investment-grade condition, we believe the Series Viper GTS-R is truly a time capsule example of one of the rarest and most extreme Viper models ever produced. According to Hagerty, values for well-preserved Vipers have started rising in recent years, especially as Generation Y, for which the Viper was a bedroom poster car, begins to enter the prime car collecting years of their lives. For reference, a standard 1998 Viper GTS in Condition 1 has seen a rise in value of roughly 50% over the past five years. The values are further supported by relatively reasonable maintenance costs as compared to other exotic performance cars. For example, an oil change on a Viper costs roughly $150, while the same service on a Ferrari or Lamborghini can often cost at least three times as much, if not more.

Specifications

Series Dodge Viper GTS-R
Year	1998
Viper GTS-R Production Total	100
Engine	8.0L V10
Drivetrain	Front Engine, Rear Wheel Drive
Power	460 hp
Torque	560 lb-ft
Length	176 in.
Transmission	6 Speed Manual
Country of Manufacture	United States
0-60	4.2 sec (est.)
¼ Mile	12.2 sec (est.)
Top Speed	185 MPH
Color EXT	Stone White with Viper Blue stripes

Color INT	Black and blue (two-tone)
Documentation	Yes
Condition	Original Condition
Books/manuals/tools	Original / Original / Original
Restored	No
Paint	Original
Vin #	1B3ER69E9WV401024
Engine #	Matching
Transmission #	Matching

Depreciation

The Company treats automobile assets as collectible and therefore will not depreciate or amortize the Series 1998 Dodge Viper GTS-R going forward.

DESCRIPTION OF THE SERIES LAMBORGHINI COUNTACH LP400 S TURBO

Summary Overview

●Upon completion of the Series #80LC1 Offering, Series #80LC1 will purchase a 1980 Lamborghini Countach LP400 S Turbo (at times described as the “Series Countach Turbo” throughout this Offering Circular) as the underlying asset for Series #80LC1 (the “Series Lamborghini Countach LP400 S Turbo” or the “Underlying Asset” with respect to Series #80LC1, as applicable), the specifications of which are set forth below.

●The Series Countach Turbo is 1 of 2 Countach Turbo prototypes built in the early 1980’s by Max Bobnar, the official Lamborghini distributor in Switzerland.

●The Series Countach Turbo has been recognized internationally by features in numerous magazines and websites.

●The Series Countach Turbo is built on a rare and unique variant of a quintessential 1980s poster car, the LP400 S “low body” Series II Countach, of which just 105 were made.

●The Series Countach Turbo has recently been test-driven in Miami by famous Lamborghini test driver Valentino Balboni.

●The Series Countach Turbo had disappeared from the public eye for decades, leading to a number of theories and speculation by the automotive community regarding its whereabouts.

Asset Description

Ownership and Pricing History

The Series Countach Turbo was delivered new to Swiss Lamborghini Distributor Max Bobnar in 1980. Between 1980-1982, Bobnar commissioned Master Technician Franz Albert to convert the car to twin-turbo specification and make other performance modifications unique to this Countach Turbo prototype. In addition, records indicate the Underlying Asset was used as a show car and was at one time photographed with Valentino Balboni and Ferruccio Lamborghini. The Countach Turbo eventually found its way to an owner in Reno, Nevada, where it spent many years in storage unbeknownst to much of the automotive community. The car was then “discovered” by John Temerian, Founder of Curated Investments, LLC in 2017, who ultimately acquired the car in early 2018.

Due to the “one-off” nature of the Series Countach Turbo, specific pricing history is not available for the Underlying Asset or similar assets. For reference, the standard Lamborghini Countach LP400 S Series II car was released with an MSRP of roughly $82,500. For the early part of the 21st century, values hovered around this MSRP, with a deviation of about $20,000 up or down depending on condition. Prices for the LP400 S Series II started appreciating considerably in late 2013, as values across the condition spectrum increased by roughly 400%, peaking in late 2016 at roughly $628,000 for a Condition 1 car.

Vehicle Maintenance History

The Series Countach Turbo spent the majority of its life in long term storage in Nevada, and maintenance records from this time period are sparse. However, upon purchase earlier this year, Curated Investments, LLC (“Curated’) performed a full servicing and cosmetic refreshing of the car, bringing it back to fully-functional and road-going condition. While in the custody of Curated, we believe the car has been stored and maintained in-line with commercial best practices.

Design and Features Overview

Exterior:

Designed by Marcello Gandini at Bertone, the Countach represented a stark deviation from his previous supercar design, the iconic Lamborghini Miura produced between 1966 and 1973. Apart from the more radical wedge-shaped look, the Countach also featured a tube chassis with an aircraft-grade aluminum body, giving the car it’s lightweight yet incredibly strong structure. The Countach design marked the debut of Lamborghini’s iconic scissor doors and the LP400 S model came with what are to date still the widest street-legal rear tires in existence at 375-section-width. In addition to wider tires, the LP400 S model added fiberglass wheel arches, a modified suspension, and a front spoiler. The Series Lamborghini Countach also features an optional rear wing, designed to improve stability at high speeds and make it look more like a race car.

As an LP400 S Series II, also known as a “low body,” the Series Countach Turbo features the lower suspension setting from the original Countach LP400, also known as the “Periscopio.” As part of his special build, Max Bobnar had the body and wheels painted Red Metallic and added unique side skirts with “Turbo” lettering.

Specific Exterior Issues:

-The Series Countach Turbo has received a recent exterior detail and touch up (minor dent removal and touch up painting of the lower spoilers) and is believed to be free of any material defects.

-The condition of the exterior of the car is highly original and commensurate with its mileage and with a car that has been in long term warehouse storage.

Interior:

Upholstered with white leather, the interior of the Series Countach Turbo is largely original to the standard production model. Compared to the first generation Countach, the LP400 S cars featured a new dashboard, steering wheel, and Jaegar instrumentation (the LP 400 used gauges from Stewart Warner). The Series Countach Turbo modifications include red Sabelt racing seat belts and a small knob beneath the steering wheel used to adjust the turbo boost.

Specific Highlights of the Underlying Asset:

-Escort radar system original to the 1980s

Specific Interior Issues to Note:

-None, the interior of the Series Lamborghini retains all of its originality and has wear consistent with the mileage

Mechanicals:

Specific Highlights of the Underlying Asset:

-13,700 original miles

-Original engine converted to twin-turbo spec by Master Technician Franz Albert on behalf of Max Bobnar

-Recent service and refresh by Curated, an exotic automobile dealership in Miami that specializes in Lamborghini

-Recently driven by famous Lamborghini test driver Valentino Balboni

Specific Issues to Note:

-None

Model History and Engineering

Lamborghini debuted the Countach concept, then dubbed the LP500, at the 1971 Geneva Motor Show. The car featured a 5.0L V12 and took the automotive world by surprise as its futuristic design was a radical change from the elegant and refined Miura. Lamborghini ultimately abandoned the 5.0L engine after it routinely exploded during tests, and instead turned back to the more reliable 4.0L engine based on the Miura’s powerplant, changing the name to LP 400 along the way.

Lamborghini began producing the LP400, also known as the “Periscopio” because of its roof shape, in 1974 and built 157 in total by the end of the model run in 1977. In 1975, Canadian Formula 1 team owner Walter Wolf decided to modify his personal LP400, enlisting chief Lamborghini engineer Gianpaolo Dallara to modify the car by installing a 5.0L engine, larger Pirelli P7 tires, and alterations to the bodywork and suspension geometry.

Lamborghini decided to commercialize Wolf’s build, and thus the LP400 S was born. The first 50 cars produced were known as Series 1, retaining the low body profile of the LP400, along with Campagnolo “Bravo”

wheels and Stewart-Warner gauges. Series II, recognized by its new wheel design, comprised of the following 105 cars, including the Series Countach Turbo. The final series featured slightly raised suspensions, ending the “low body” look that defined early Countach models. In total, 237 LP400 S cars were built.

The Series Countach Turbo, however, is unlike any of the other 236 LP400 cars that were built. In the early 1980s, Swiss Lamborghini distributor Max Bobnar commissioned Master Technician Franz Albert to convert chassis 1121160 to twin-turbo spec, adding a new paint scheme and side skirts along the way. The result is a 1 of 2 Countach Turbo prototype that has been featured in countless online articles and magazines, and until its recent discovery was considered to be a mystery in Lamborghini’s history.

Market Assessment

We believe that originality, rarity and provenance are three keys factors in determining the collectability and investment potential of a classic car. As such, we feel that the Series Countach Turbo represents a particularly unique opportunity to acquire an asset unlike any other in existence and with a history of recognition from the automotive community.

The more standard Countach LP400 S models (and other Countach variants), which are themselves quite rare, have increased in value by over 300% over the past five years (for a Condition 1 model)  and appear to be increasingly coveted by investors and collectors who idolized these cars when they were first introduced. We believe the value of the Series Asset will additionally be supported by rising prices of standard Countach LP400 S models.

Specifications

Series Lamborghini Countach LP 400 S Turbo
Year	1980
Countach Turbo (Bobnar Prototype) Production Total	2
Engine	4.0L V12 Twin Turbo
Drivetrain	Rear Mid-Engine, Rear Wheel Drive
Power	To be confirmed
Torque	To be confirmed
Length	161.5 inches
Transmission	6 Speed Manual
Country of Manufacture	Italy
0-60	4.8 sec. (est)
¼ Mile	Unknown
Top Speed	Unknown
Color EXT	Red Metallic
Color INT	White
Documentation	To be confirmed
Condition	Original Condition
Books/manuals/tools	To be confirmed

Restored	No
Paint	Original
Vin #	1121160
Engine #	Matching (pending certification)
Transmission #	Matching (pending certification)

Depreciation

The Company treats automobile assets as collectible and therefore will not depreciate or amortize the Series Countach Turbo going forward.

DESCRIPTION OF THE SERIES FERRARI F430 SPIDER

Summary Overview

●Upon completion of the Series #06FS1 Offering, and subject to the execution of the purchase option agreement, Series #06FS1 will purchase a 2006 Ferrari F430 Spider Manual Transmission (at times described as the “Ferrari F430” or simply “F430” throughout this Offering Circular) as the underlying asset for Series #06FS1 (the “Series Ferrari F430 Spider”, the “Underlying Asset” or the “Series Asset” with respect to Series #06FS1, as applicable), the specifications of which are set forth below.

●The Series F430 is a one-owner, low-mileage, highly-original example of a Ferrari with a six-speed manual gated shifter.

●The Series F430 includes desirable factory options, including Daytona power seats and carbon fiber interior inserts.

●Though official production numbers have not been released by Ferrari, some Ferrari enthusiasts speculate that less than 500 6-speed F430s (including both Spiders and Coupes) were brought to the U.S.

●Ferrari has not produced a commercially available car with a manual transmission since 2011 and based on statements made by Ferrari, it appears unlikely this will change, making the F430 the last Ferrari 8-cylinder model with a manual transmission at this time.

Asset Description

Ownership and Pricing History

The Series F430 was purchased new by its first and only owner at a Ferrari dealership in the Midwest. The Carfax notes two owners, though this reflects a transfer of title from a business name to the owners personal one. The original owner put roughly 9,000 miles on the car before it was sold to a classic car dealer in the Northeast, from whom the Series Asset was acquired.

The 2006 Ferrari F430 Spider was released with an MSRP of $192,484. Given the relative scarcity of the 6-speed model, a large percentage of publicly available transaction data centers on models equipped with the much more popular F1 transmission. However, the limited available public data points suggest that values for manual examples have stopped depreciating and are now transacting in the range of the original MSRP based on mileage, options, and quality of records and documentation. By example, a lesser-optioned and slightly higher mileage example (when compared to the Series Asset) crossed the auction block at the Barrett Jackson auction in January 2018 at a total price of $183,700.

Vehicle Maintenance History

We believe the original owner maintained the car in-line with best practices, and the car comes with fully documented service history and a clean Carfax. The Series F430 received a full service at a reputable Ferrari dealership in the Northeast in October 2017, at which point new Michelin tires were also installed.

Design and Features Overview

Exterior:

Created by Pininfarina, the F430’s design was further fine-tuned by Ferrari’s Scuderia Formula 1 division, where the company used state-of-art for the time computer aerodynamics simulation programs that had previously only been used on the Formula 1 cars. We believe that the F430 was a meaningful step up from previous models with regards to modernness and functionality of design, and with design features inspired by great Ferraris of the past. The nose of the car draws inspiration from the Ferrari 156 Formula 1 car driven to a World Championship by famous racing driver Phil Hill, and the rear styling took a number of design cues from the Ferrari Enzo.

Specific Exterior Issues:

-None, the car is believed to have all original paint and no known material defects.

-Exterior condition is believed to be commensurate with mileage.

Interior:

The F430’s interior design was a deviation from the relatively “spartan” interior found in many previous Ferrari production cars. Ferrari wanted the F430 to be more comfortable, luxurious, and driver-friendly. The F430’s cockpit is noticeably bigger than prior models, and comfort is further increased by a slimmer central tunnel between the driver and passenger. The car came standard with features such as Bluetooth, voice-controlled navigation, and a premium sound system. The Series F430 Spider also features a number of options including Daytona power seats and carbon fiber inserts.

Specific Highlights of the Underlying Asset:

-Rare Daytona power seats

-Carbon fiber inserts

Specific Interior Issues to Note:

-None, the interior of Series F430 retains all of its originality and has minimal wear consistent with the mileage.

Mechanicals:

The F430 represented a meaningful step forward for Ferrari and their “entry level” offering from a mechanical perspective. The braking system, transmission (for the F1-equipped cars), and aerodynamic design were all developed in conjunction with Ferrari’s Formula 1 racing team, and the F430 represents the first time Ferrari’s electronic differential has been used on a production car. The naturally-aspirated V8, co-developed with Maserati, produces 483 hp and 343 lb ft of torque, a 20% increase in output from that of its predecessor, the 360 Modena. In addition to a new engine, the F430 features a valved exhaust system that opens above 3,500rpm, unleashing the monstrous sound of the V8.

Specific Highlights of the Underlying Asset:

-9,050 original miles

-Recent full service at Ferrari of New England in October 2017

-Rare 6-speed gated shift manual transmission

-Retains original and matching number engine, transmission, and drivetrain

Specific Issues to Note:

-None

Model History and Engineering

Debuted at the 2004 Paris Motor Show, the Ferrari F430 combined Ferrari’s achievements with aluminum technology, as first seen on the 360 Modena, with a series of significant innovations derived by Ferrari’s Scuderia Formula 1 racing cars, including an electronic differential and steering-wheel mounted controls for adjusting vehicle dynamics. The F430 was introduced to the United States in 2005, and the F430 Spider made its debut at the Geneva Motor Show that same year.

The base model F430 received a number of changes during its four years of the production, mostly in the form of an expanded options catalogue. The biggest changes came in 2008, adding carbon ceramic brakes as standard equipment, stronger heads that were less prone to cracking, and an updated F1 transmission. However, Ferrari did build two special road-going variants, including the F430 Scuderia, a track-focused successor to the 360 Challenge Stradale, and the Scuderia Spider 16M, a convertible version of the Scuderia produced to commemorate Ferrari’s 16th Formula 1 World Championship in 2008. Both of these models were equipped exclusively with F1 gearboxes. Ferrari produced 499 16Ms, though the company has not released production numbers for other F430 variants.

The F430 was replaced by the 458 Italia in 2009, a model that was not offered with a manual transmission. In fact, the F430 is to date the last V8 equipped Ferrari model to come from the factory with a

6-speed manual transmission, and Ferrari has recently announced that they do not plan to produce any more, citing better performance figures for modern dual-clutch transmissions.

Market Assessment

We believe that well-preserved exotic cars with manual transmissions will continue to be desirable in the marketplace. Although Ferrari has not released official production numbers, we believe that the F430 with a manual transmission may be in shorter supply than the limited production F430 models, such as the F1 transmission-equipped F430 Scuderia. The F430 is the last V8 model offered with a manual transmission to be manufactured by the Ferrari factory at this time.

Specifications

Series Ferrari F430 Spider
Year	2006
Ferrari F430 Spyder Production Total	Not disclosed
Engine	4.3L V8
Drivetrain	Mid-Engine, Rear Wheel Drive
Power	483 hp
Torque	343 lb-ft
Length	178 in.
Transmission	6 Speed Manual
Country of Manufacture	Italy
0-60	3.9 sec. (est)
¼ Mile	12.5 sec. (est)
Top Speed	196 MPH (est)
Color EXT	Rosso Corsa
Color INT	Black and Red
Documentation	Yes
Condition	Original Condition
Books/manuals/tools	Original / Original / Original
Restored	No
Paint	Original
Engine #	Matching
Transmission #	Matching

Depreciation

The Company treats automobile assets as collectible and therefore will not depreciate or amortize the Series 2006 Ferrari F430 Spider going forward.

DESCRIPTION OF THE SERIES FERRARI 365 GTC/4

Summary Overview

●Upon completion of the Series #72FG1 Offering, and subject to the execution of the purchase option agreement, Series #72FG1 will purchase a 1972 Ferrari 365 GTC/4 (at times described as the “Ferrari GTC/4 ” or simply “GTC/4”  throughout this Offering Circular) as the underlying asset for Series #72FG1 (the “Series Ferrari 365 GTC/4” or the “Underlying Asset” with respect to Series #72FG1, as applicable), the specifications of which are set forth below.

●Only 500 365 GTC/4’s ever produced, and the Series Ferrari GTC/4 features a rare Verde Medio Nijinsky exterior paint color.

●The Series Ferrari GTC/4 is the product of a full rotisserie cosmetic and mechanical restoration coordinated by a reputable restorer in the Northeast (United States).

●The 365 GTC/4 model has often been overshadowed by its more widely produced counterpart, the Ferrari Daytona, and we believe the market is finally beginning to appreciate the previously underrated 365 GTC/4.

●The 365 GTC/4 was the first 12-cylinder car produced after Fiat took a majority stake in Ferrari in 1969.

Asset Description

Ownership and Pricing History

The Series Ferrari GTC/4 has had multiple owners over the course of its lifetime. Prior to its recent acquisition by a well-known classic car dealer, the Series Asset underwent a full rotisserie restoration over the course of six years at a reputable restorer in the Northeast (United States).

The Ferrari 365 GTC/4 was released in 1971 with an MSRP of $27,500. By the beginning of the 21st century, average values for 365 GTC/4s hovered around $100,000, with a deviation of roughly $25,000 up or down depending on condition. The market slowly ticked up as the car became increasingly well received by the automotive community, peaking in 2015 with top condition vehicles being valued at $375,000. As prices for the broader Ferrari market have since cooled, so have those for the 365 GTC/4, with values for top condition examples currently sitting at roughly $285,000.

Vehicle Maintenance History

The Series Ferrari GTC/4 recently underwent a lengthy and intensive six-year restoration, beginning in 2012 and ending in March 2018. The car was stripped down to the sheet metal and brought back to as-new condition, including a full repaint in the original color, Verde Medio Nijinsky. There is evidence to suggest the car had been re-painted in red by a previous owner in the late 1980s, a relatively common occurrence in the collectible Ferrari market at the time. Based on available documentation, we believe the cost of the full restoration was in excess of $300,000.

Design and Features Overview

Exterior:

As with many previous models, Ferrari enlisted Pininfarina for the design and coachwork on the 365 GTC/4. The car’s more reserved looks compared to other Ferraris of the era compliment the 365 GTC/4’s reputation as a more practical and luxurious car, featuring creature comforts such as A/C and power steering. One very distinguishable exterior feature on the 365 GTC/4 when compared to other Ferraris is its black-outlined nose encompassing the front grill, fog lights, and turn signals. The rear roofline of the 365 GTC/4 is slightly higher than its Daytona counterpart, and another key design aspect includes the use of six horizontally-positioned rear brake/signal lights, with three on each side.

Specific Exterior Issues:

-None, the car recently received a full visual inspection and the exterior presentation of the car is consistent with expectations following a complete restoration

Interior:

The interior of the Series Ferrari GTC/4 sports a number of classic 1970s design features, including a mouse hair dashboard and center console, which nicely contrasts the tan leather that can be found throughout the rest of the interior. Mounted high on the center console is a 5-speed manual shifter with a mouse-hair shift boot matching the dash and console. Finally, the Series Ferrari GTC/4 is piloted by a black leather wrapped steering wheel with stainless steel spokes.

Specific Interior Issues to Note:

-None, the interior of Series Ferrari GTC/4 retains was restored to original specifications and has minimal wear due to its recent restoration and full reupholstering

-Carpet in the trunk needs to be refurbished near the trunk hinge on passenger side

Mechanicals:

Specific Highlights of the Underlying Asset:

-Approximately 17,000 original miles

-Retains its original and number matching drivetrain

-Retained a great deal of original parts through its restoration

Specific Issues to Note:

-Includes a period-correct, though not original, ANSA exhaust system

-The covers on the brake fluid reservoir and alternator require refinishing

Model History and Engineering

The 365 GTC/4 model was unveiled at the 1971 Geneva Show, and was effectively a replacement for two models in the range, the 365 GTC which had ceased production in 1970, and the 365 GT 2+2 that was dropped from production upon the announcement of the new model. During its two years of production, the 365 GTC/4 actually outsold its now extremely sought-after Daytona counterpart. A total of only 500 365 GTC/4s were produced between 1971 and 1972.

Designed by Pininfarina, the 365 GTC/4’s silhouette differed from any other Ferrari produced to date. Body panels were constructed of steel while the trunk and hood were sculpted from aluminum. The welded tubular chassis, based on a shortened version of the 365 GT 2+2 that it replaced, was shortened by 150mm. The 365 GTC/4 featured independent suspension in all 4 corners integrated with innovative, unequal length A arms with coil springs and tube shocks. The ZF-sourced power assisted steering system was a feature that further distinguished the 365 GTC/4’s drivability compared to other models of the time.

Market Assessment

We believe that Ferraris will continue to hold their elite status in the collector car community, especially hand-built cars sporting Ferrari’s renowned V12 engines. We see opportunity in the 365 GTC/4 range as a whole, as the cars remain one of the most affordable V12 Italian sports cars from the pre-modern era. Long overshadowed by its more famous counterpart, the 365 GTB, or “Daytona,” we believe that the GTC/4 is finally starting to gain the recognition it deserves as a prime example of a 70’s era Ferrari touring car. We believe the desirability of the Series Asset amongst the automotive community will further be supported by the relative rarity and period appropriateness of the exterior color and quality of the restoration.

Specifications

Series Ferrari 365 GTC/4
Year	1972
Ferrari 365 Production Total	500

Engine	4.4L V12
Drivetrain	Front Engine, Rear Wheel Drive
Power	320 hp
Torque	318 lb-ft
Length	179 in.
Transmission	5 Speed Manual
Country of Manufacture	Italy
0-60	6.5 Seconds Est
¼ Mile	15 Sec. est.
Top Speed	163 MPH
Color EXT	Verde Medio Nijinsky
Color INT	Black mouse-hair and tan leather (two-tone)
Documentation	Yes
Condition	Restored
Books/manuals/tools	Original / Original / Not Present
Restored	Yes
Paint	Re-Painted to Original condition
Vin #
Engine #	Matching (pending certification)
Transmission #	Matching (pending certification)

Depreciation

The Company treats automobile assets as collectible and therefore will not depreciate or amortize the Series 1972 Ferrari 365 GTC/4 going forward.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Since its formation in August 2016, the Company has been engaged primarily in acquiring a collection of investment grade collectible automobiles, with loans from officers of the Manager, other third-parties and through purchase options negotiated with third-parties or affiliates, and developing the financial, offering and other materials to begin offering interests in the Company’s series’.

We are devoting substantially all our efforts to establishing our business and planned principal operations have only commenced in 2018. As such and because of the start-up nature of the Company’s and the Manager’s business the reported financial information herein will likely not be indicative of future operating results or operating conditions. Because of our corporate structure, we are in large part reliant on the Manager and its employees to grow and support our business. There are a number of key factors that will have large potential impacts on our operating results going forward including the Managers ability to:

-continue to source high quality collectible cars at reasonable prices to securitize on the Platform;

-market the Platform and our Offerings and attract investors to the Platform to acquire the Interests issued by Series of the Company;

-continue to develop the Platform and provide the information and technology infrastructure to support the issuance of Interests in Series of the Company; and

-find operating partners to manage the collection of automobiles at a decreasing marginal cost per automobile.

We have not yet generated any revenues and do not anticipate doing so until late in 2018 or early 2019.We completed an initial Offering of Interests in Series #77LE1 in April 2017, an Offering of Interests in Series #69BM1, an Offering of Interests in Series #85FT1 in February 2018, an Offering of Interests in Series #88LJ1 in April 2018, an Offering of Interests in Series #55PS1 in June 2018 and an Offering of Interests in Series #95BL1, Interests in Series #90FM1, Interests in Series #89PS1 in July 2018. We launched an Offering of Interests in Series #83FB1 in July 2018. We launched an Offering of Interests in Series #93XJ1 in August 2018. We are in the process of launching subsequent offerings for other series. Interests in Series #77LE1 were issued under Rule 506(c) of Regulation D and were thus not qualified under the Company’s Offering Circular (as amended).

Investments in Series Assets

Period Ended December 31, 2016

During the period beginning on the date of formation on August 24, 2016 through December 31, 2016, officers of the Manager loaned the Company a total of $286,471 (excluding accrued interest) in connection with the acquisition of three Series Assets, including a loan in the original principal amount of $69,400 made to the Company to finance the acquisition of the Series Lotus Esprit for the benefit of Series #77LE1 (repaid, from the proceeds of the Series #77LE1 Offering, which closed in April 2017), a loan in the original principal amount of $97,395 made to the Company to finance the acquisition of the Series Boss Mustang for the benefit of Series #69BM1 (repaid, including accrued interest of $821, from the proceeds of the Series #69BM1 Offering, which closed in February 2018) and a loan in the original principal amount of $119,676 made to the Company to finance the acquisition of the Series Lamborghini Jalpa for the benefit of Series #88LJ1 (repaid, including accrued interest of $1,126, from the proceeds of the Series #88LJ1 Offering, which closed in April 2018).

Period Ended December 31, 2017

During the period beginning January 1, 2017 through December 31, 2017, we acquired one additional series asset, the Series #85FT1 Asset (or “Series Ferrari Testarossa”), for $172,500 through a $47,500 loan from an officer of the Manager (repaid, including accrued interest of $401, from the proceeds of the Series #85FT1 Offering, which closed in February 2018) and a $125,000 J.J. Best & Company (“J.J. Best”), a third-party lender (repaid, including cash interest of $5,515, from the proceeds of the #85FT1 Offering, which closed in February 2018).

In addition, during this time period we entered into purchase options for three additional series assets, described in further detail below, the Series #55PS1 Asset (or “Series Porsche Speedster”), the Series #83FB1 Asset (or “Series Ferrari 512”) and the Series #93XJ1 Asset (or “Series Jaguar XJ220”).

We acquired the option for the Series #55PS1 Asset for $30,000 (non-refundable), financed through a $20,000 loan from an officer of the Manager and a $10,000 non-interest-bearing down-payment by the Manager, which gives the Company the right, but not the obligation to acquire the Series Porsche Speedster for an aggregate purchase price of $405,000. We made an additional refundable down-payment of $100,000 against the purchase price of the Series Porsche Speedster in the first quarter of 2018, financed through a $100,000 loan from an officer of the Manager. The Offering for Interest in Series #55PS1 closed in June 2018.

We entered into a purchase option for the Series #83FB1 Asset, which gives the Company the right, but not the obligation to acquire the Series Ferrari 512 for an aggregate purchase price of $330,000. The Offering for Interests in Series #83FB1 was launched in July 2018.

We entered into a purchase option for the Series #93XJ1 Asset, which gives the Company the right, but not the obligation to acquire the Series Jaguar XJ220 for an aggregate purchase price of $460,000. We made a $170,000 refundable down-payment against the purchase price of the Series Jaguar XJ220 in the first quarter of 2018, financed through a $25,000 loan from an officer of the Manager and a $145,000 loan from an affiliate of the Manager. The $145,000 loan from an affiliate of the Manager was subsequently repaid plus $4,767 of accrued interest and replaced with a non-interest-bearing loan from the Manager. The Company exercised the purchase option in July 2018, prior to the launch of the Series #93XJ1 Offering and paid the $290,000 outstanding under the purchase option through a non-interest-bearing loan from the Manager. The loans to the officer of the Manager ($25,000 plus accrued interest) and the Manager ($435,000 non-interest-bearing) will re-paid from the proceeds of the Series #93XJ1 Offering upon closing. The Offering for Interests in Series #93XJ1 was launched in August 2018.

The Company incurred $24,040 of acquisition expenses, capitalized into the purchase prices of the various series assets during the year ended December 31, 2017 as detailed in the table below. These costs are initially funded by the Manager or its affiliates, and the Manager or its affiliates will be reimbursed for these expenditures from the proceeds of successful offerings of the applicable series assets unless otherwise waived by the Manager in its sole discretion. This increased the total of investment in series assets for the Company by $226,540 during the year ended December 31, 2017. These acquisition expenses relate to and have been or will be borne by each Series of the Company as follows:

Six-Month Period Ended June 30, 2018

During the period beginning January 1, 2018 through June 30, 2018we acquired two additional series assets, the Series #95BL1 Asset (or “Series BMW M3 Lightweight”) and the Series #98DV1 Asset (or “Series Dodge Viper GTS-R”) and entered into purchase options for two additional series assets, the Series #90FM1 Asset (or “Series Ford Mustang 7-Up Edition”) and the Series #89PS1 Asset (or “Series Porsche 911 Speedster”).

We acquired the Series BMW M3 Lightweight for $112,500, financed through a $22,500 non-interest-bearing down-payment by Manager, a $10,000 loan from an officer of the Manager and an $80,000 loan from J.J. Best & Company (“J.J. Best”), a third-party lender. The Offering for Series #95BL1 Interests closed in July 2018 and the loans including accrued interest were repaid from the proceeds of the Series #95BL1 Offering.

We acquired the Series Dodge Viper GTS-R for $120,000, financed through a $40,000 non-interest-bearing down-payment by Manager and a $80,000 loan from an officer of the Manager (which will be repaid including accrued interest from the proceeds of the Series #98DV1 Offering).

In addition, during this time period we entered into purchase option agreements for four additional series assets.

We entered into a purchase option agreement to acquire a majority stake in the Series Ford Mustang 7-Up Edition in June 2018. The Offering for the Series #90FM1 Interest closed in July 2018 and the Automobile Seller retained 25% of the Interests.

We entered into a purchase option agreement to acquire a minority stake in the Series Porsche 911 Speedster in June 2018. The Offering for the Series #89PS1 Interest closed in July 2018 and the Automobile Seller retained 60% of the Interests.

The Company incurred $4,296 of acquisition expenses, capitalized into the purchase prices of the various series assets during the six months ended June 30, 2018 as detailed in the table below. These costs are initially funded by the Manager or its affiliates, and the Manager or its affiliates will be reimbursed for these expenditures from the proceeds of successful offerings of the applicable series assets unless otherwise waived by the Manager in its sole discretion. This increased the total of investment in series assets for the Company by $781,796 during the six months ended June 30, 2018. These acquisition expenses relate to and have been or will be borne by each Series of the Company as follows:

Subsequent Investments in Series Assets

We exercised the purchase option to acquire the Series Jaguar XJ220 in July 2018, prior to the launch of the Series #93XJ1 Offering. The remaining $290,000 outstanding to exercise the option to acquire the Series Jaguar XJ220 was financed through a non-interest-bearing loan from the Manager. In total, an officer of the Manager made a loan of $25,000 and the Manager loans of $435,000 to the Company in order to exercise the $460,000 purchase option for the Series Jaguar XJ220. These loans will be repaid from the proceeds of the Series #93XJ1 Offering, which we expect to close in the fourth quarter of 2018.

We entered into a purchase option agreement to acquire a majority stake in the Series Lamborghini Countach LP400 S Turbo in August 2018. In order to enter into the purchase option agreement, the Company made a $60,000 non-refundable down-payment, financed through a non-interest-bearing loan from the Manager. There are no other expenses associated with this purchase option agreement.

We entered into a purchase option agreement to acquire a majority stake in the Series Ferrari F430 Spider in August 2018. There are no expenses associated with this purchase option agreement.

We entered into a purchase option agreement to acquire a majority stake in the Series Ferrari 365 GTC/4 in August 2018. There are no expenses associated with this purchase option agreement.

Operating Results for the period from August 24, 2016 (inception) to December 31, 2016

Revenues are generated at the Series level. As of December 31, 2016, no Series of the Company had generated any revenues.  We do not expect any of the Series to generate any revenues until late in 2018 or early 2019.

The Company incurred $1,427 in Operating Expenses in the 2016 fiscal year related to storage and insurance of the assets we acquired through the loans from officers of the Manager. The Operating Expenses incurred pre-Closing related to the underlying assets are being paid by the Manager and will not be reimbursed by the Series. Each series of the Company will be responsible for its own Operating Expenses, such as storage, insurance or maintenance beginning on the closing date of such Series of Interests. The table below shows the Operating Expenses that have been or will be borne by each Series of the Company:

Interest expense related to the loans made to the Company by officers of the Manager totaled $304 for the fiscal year ending December 31, 2016 of which $112 was for the benefit of Series #77LE1, $107 for the benefit of Series #69BM1 and $85 for the benefit of Series #88LJ1. See “Note C – Related Party Transactions” of the Notes to Financial Statements for more information regarding the loans from officers of the Manager.  As a result, the Company’s net loss for the 2016 fiscal year was $1,731.

On September 30, 2016 we acquired the Series #77LE1 Asset for $69,400. The acquisition was financed through a $69,400 loan from an officer of the Manager, which will be repaid from the proceeds of the Series #77LE1 Offering.

On October 19, 2016 we acquired the Series Boss Mustang asset for $102,395 (see “Uses of Proceeds – Series Boss Mustang” for additional details). The acquisition was financed through a $97,395 loan from an officer of the Manager and a $5,000 down-payment by the Manager, both of which will be repaid from the proceeds of the Series #69BM1 Offering.

On November 26, 2016 we acquired the Series Lamborghini Jalpa asset for $127,176 (see “Uses of Proceeds – Series Lamborghini Jalpa” for additional details). The acquisition was financed through a $119,676 loan from an officer of the Manager and a $7,500 down-payment by the Manager, both of which will be repaid from the proceeds of the Series #88LJ1 Offering.

Operating Results for the period ended December 31, 2017

Revenues are generated at the series level. As of December 31, 2017, no Series of the Company had generated any revenues.  We do not expect any of the Series to generate any revenues until late 2018 or early 2019.

The Company, including the Series #77LE1 incurred $25,735 in Operating Expenses in the year ended December 31, 2017 related to storage, transportation, insurance, maintenance and professional services fees associated with the series assets we acquired. The Operating Expenses incurred pre-Closing related to any of the automobile assets are being paid by the Manager and will not be reimbursed by the series. Each series of the Company will be responsible for its own Operating Expenses, such as storage, insurance or maintenance beginning on the closing date of the offering for such series of interests.

As of April 13, 2017, at the close of the Offering for Series #77LE1, Series #77LE1 became responsible for Operating Expenses and incurred $3,118 since the close of the Offering through December 31, 2017. Solely in the case of Series #77LE1, the Manager has elected to pay for these ongoing Operating Expenses post the Closing of the Offering for Series #77LE1 Interests and for the year ended December 31, 2017, and not be reimbursed by the Series.

No other Series had any closings in the year ended December 31, 2017. The unreimbursed expenses are accounted for as capital contributions by the Manager.

These Operating Expenses have been or will be borne by each Series of the Company as follows:

(1) Includes $1,166 Operating Expenses for 2017 incurred prior to the Closing of the #77LE1 Offering on April 13, 2017.

Interest expense related to the loans made to the Company by officers of the Manager and third-party lenders for the benefit of Series #77LE1 (prior to repayment of the loan upon the Closing of the Offering for Series #77LE1), Series #69BM1, Series #88LJ1 and Series #85FT1 totaled $6,521 for the year ended December 31, 2017. This interest expense has been or will be borne by each Series of the Company as follows:

(1) Other includes wire transfer fees related to interest expense payments.

Purchase option expense related to the purchase options the Company has entered into with regards to Series #55PS1 totaled $6,666 for the year ended December 31, 2017. There were no ongoing expenses related to the purchase options for Series #83FB1 and Series #93XJ1 in the year ended December 31, 2017.

On June 21, 2017, we acquired the Series Ferrari Testarossa for $172,500. The acquisition was financed through a $125,000 loan from J.J. Best and a $47,500 loan from an officer of the Manager. Both loans plus accrued interest, as well as, other acquisition and offering related expenses were subsequently repaid from the proceeds of the Series #85FT1 at the Closing in February 2018.

On July 1, 2017, the Company entered into a non-refundable purchase option for $30,000, which gives the Company the right, but not the obligation, to acquire the Series Porsche Speedster for an aggregate purchase price of $405,000. This purchase option was financed through a $10,000 non-interest-bearing down-payment from the Manager and a $20,000 loan from an officer of the Manager. For the year ended December 31, 2017 there was a monthly payment of $1,667 associated with this purchase option, which is made by the Manager, but for which the Manager will be reimbursed through the proceeds of the Series #55PS1 Offering. Please see “Liquidity and Capital Resources” below to subsequent additional payments related to this purchase option of the Series Porsche Speedster.

On October 31, 2017, the Company entered into a purchase option which gives the Company the right, but not the obligation to acquire the Series Ferrari 512 for an aggregate purchase price of $330,000. There are no payments associated with this purchase option.

On December 15, 2017, the Company entered into a purchase option which gives the Company the right, but not the obligation to acquire the Series Jaguar XJ220 for an aggregate purchase price of $460,000. For the year ended December 31, 2017 there were no payments associated with this purchase option. Please see “Liquidity and Capital Resources” below to subsequent additional payments related to this purchase option of the Series Jaguar XJ220. In addition to this purchase option, the Company has agreed to fund approximately $26,500 of refurbishment costs related to the Series Jaguar XJ220. These refurbishment costs will be funded by the Manager as the costs are incurred and the Manager will be reimbursed for these costs through the proceeds of the Series #93XJ1 Offering once fully funded. $12,500 of payments for refurbishment costs have been made in the year ended December 31, 2017 and are included in “Due to Manager” on the Company’s balance sheet.

See “Note C – Related Party Transactions” and “Note D –Debt” of the Notes to Financial Statements for more information.

Liquidity and Capital Resources

From inception, the Company and the Series have financed their business activities through capital contributions from the Manager or its affiliates to the Company and individual Series. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as the Series’ have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Interests in any individual Series. In addition, parts of the proceeds of future offerings may be used to create reserves for future Operating Expenses for individual series at the sole discretion of the Manager.

As of June 30, 2018, the Company, Series #77LE1, Series #69BM1, Series #88LJ1, Series #85FT1 and Series #55PS1 had cash or cash equivalents balances as follows:

In addition, Series #95BL1, Series #90FM1 and Series #89PS1 had the following cash or cash equivalent balances as of July 31, 2018:

Other than loans made to the Company by officers of the Manager, affiliates of the Manager and J.J. Best, a third-party lender, the Company had no financial obligations. Each series will repay the loans plus accrued interest used to acquire its underlying asset with proceeds generated from the Closing of the Offering of such Series. No Series will have any obligation to repay a loan incurred by the Company to purchase an underlying asset for another Series.

On October 30, 2017, we entered into a purchase option agreement to acquire the Series Ferrari 512 asset for $330,000. This purchase option agreement gave us a three-month right, but not the obligation, to purchase the Series Ferrari 512, which was subsequently extended to September 30, 2018 and may be further extended. We plan to exercise the option upon the successful completion of the Series #83FB1 Offering. In the case Series #83FB1 Offering does not close before or on September 30, 2018, or we don’t agree to an extension, whichever the case may be, the Series #83FB1 Offering will be terminated.

On December 15, 2017, we entered into a purchase option agreement to acquire the Series Jaguar XJ220 asset for $460,000. This purchase option agreement gave us the right, but not the obligation, until April 30, 2018 and was subsequently extended to June 30, 2018, to purchase the Series Jaguar XJ220In March 2018, we made a refundable down-payment of $170,000 against the purchase price of the Series Jaguar XJ220, financed through a $25,000 loan from an officer of the Manager and a $145,000 loan from an affiliate of the Manager. The loan from an affiliate of the Manager was repaid in June 2018 plus $4,767 of accrued interest and was replaced by a $145,000 non-interest-bearing loan from the Manager. In July 2018, we exercised the option to the acquire the Series Jaguar XJ220, prior to the launch of the Offering for Series #93XJ1 Interests. The remaining $290,000 outstanding to exercise the option were financed through a $290,000 non-interest-bearing loan from the Manager. In addition to the acquisition of the Series Jaguar XJ220, the proceeds from the Series #93XJ1 Offering will be used to finance approximately $26,500 of refurbishments to the Series Jaguar XJ220. Until the Closing of the Series #93XJ1 Offering, the Manager will pay for such refurbishments and will be reimbursed through the proceeds of the Offering upon Closing. For the year ended December 31, 2017 $12,500 of refurbishment expenses had been incurred, which are capitalized into the acquisition of the Series Jaguar XJ220.

On March 28, 2018, we acquired the Series BMW M3 Lightweight Asset for $112,500, through a $22,500 non-interest-bearing down-payment by Manager, a $10,000 loan from an officer of the Manager and an $80,000 loan from J.J. Best & Company (“J.J. Best”), a third-party lender. The Offering for Series #95BL1 Interests Closed on July 12, 2018 and all loans and other obligations have been repaid.

On June 15, 2018, we entered into a purchase option agreement to acquire a majority equity stake in the Series Ford Mustang 7-Up Edition for a total cash consideration of $10,375, which values the Underlying Asset at $14,500. This purchase option agreement gives us the right until September 30, 2018, but not the obligation, to purchase the majority stake (72%) in the Series Ford Mustang 7-Up Edition. The Offering for Series #90FM1 Interests Closed on July 31, 2018 and all obligations under the purchase option agreement and other obligations were repaid with the proceeds of the Series #90FM1 Offering.

On June 21, 2018, we entered into a purchase option agreement to acquire a minority equity stake in the Series Porsche 911 Speedster for a total cash consideration of $61,000, which values the Underlying Asset at $160,000. This purchase option agreement gives us the right until September 30, 2018, but not the obligation, to purchase minority stake (38%) in the Series Porsche 911 Speedster. The Offering for Series #89PS1 Interests Closed on July 31, 2018 and all obligations under the purchase option agreement and other obligations were repaid with the proceeds of the Series #89PS1 Offering.

On June 28, 2018, we acquired the Series Dodge Viper GTS-R for $120,000, through a $40,000 non-interest-bearing down-payment by Manager and a $80,000 loan from an officer of the Manager (which will be repaid including accrued interest from the proceeds of the Series #95BL1 Offering).

On August 1, 2018, we entered into a purchase option agreement to acquire a majority equity stake in the Series Lamborghini Countach LP400 S Turbo for a total cash consideration of $562,375, which values the Underlying Asset at $610,000. This purchase option agreement gives us the right until September 23, 2018, but not the obligation, to purchase the majority stake (92.5%) in the Series Lamborghini Countach LP400 S Turbo. We plan to exercise the option upon the successful completion of the Series #80LC1 Offering. In the case Series #80LC1 Offering does not close before or on September 23, 2018, or we don’t agree to an extension, whichever the case may be, the Series #80LC1 Offering will be terminated. In order to enter into the purchase option agreement, the Company made a $60,000 non-refundable down-payment, financed through a non-interest-bearing loan from the Manager. There are no other expenses associated with this purchase option agreement.

We are currently negotiating a purchase option agreement to acquire the Series Ferrari F430 Spider for a total cash consideration of $200,000. This purchase option agreement would give us the right but not the obligation, to purchase the Series Ferrari F430 Spider within the term of the exclusivity period. We plan to exercise the option upon the successful completion of the Series #06FS1 Offering. In the case Series #06FS1 Offering does not close before the end of the exclusivity period or we don’t agree to an extension, whichever the case may be, the Series #06FS1 Offering will be terminated. There are expected to be no expenses associated with the purchase option agreement.

We are currently negotiating a purchase option agreement to acquire the Series Ferrari 365 GTC/4 for a total cash consideration of $330,000. This purchase option agreement would give us the right but not the obligation, to purchase the Series Ferrari 365 GTC/4 within the term of the exclusivity period. We plan to exercise the option upon the successful completion of the Series #72FG1 Offering. In the case Series #72FG1 Offering does not close before the end of the exclusivity period or we don’t agree to an extension, whichever the case may be, the Series #72FG1 Offering will be terminated. There are expected to be no expenses associated with the purchase option agreement.

See the subsection of “Liquidity and Capital Resources” of “Note A” to the Company’s financial statements in and the Risk Factors section in the Company’s Form 1-A (as amended). As it relates to the Risk Factors section, the Company’s Form 1-A was most recently filed with the Securities and Exchange Commission on August 24, 2018 and hereby incorporated by reference, for additional Risk Factor related information.

Plan of Operations

Completed and Launched Offerings

On April 13, 2017, we successfully closed the first Offering for Series #77LE1. At the close of the Series #77LE1 Offering, the Manager received a Sourcing Fee of $3,443 and Series #77LE1 repaid the loan made to the Company by an officer of the Manager to purchase its Underlying Asset. Upon the Closing, the Series #77LE1 Asset is now owned by Series #77LE1.

On February 7, 2018, we successfully closed the Offering for Series #69BM1. At the close of the Series #69BM1 Offering, the Manager received a Sourcing Fee of $3,785 and Series #69BM1 repaid the loan, plus accrued interest, made to the Company by an officer of the Manager to purchase its Underlying Asset. Upon the Closing, the Series Boss Mustang is now owned by Series #69BM1.

On February 15, 2018, we successfully closed the Offering for Series #85FT1. The Manager did not receive a sourcing fee in connection with the Closing and Series #85FT1 repaid the loans, plus accrued interest, made to the Company by the officer of the Manager and third-party lender J.J. Best to purchase its Underlying Asset. Upon the Closing, the Series Ferrari Testarossa is now owned by Series #85FT1.

On April 12, 2018, we successfully closed the Offering for Series #88LJ1. At the close of the Series #88LJ1 Offering, the Manager received a Sourcing Fee of $578 and Series #88LJ1 repaid the loan, plus accrued interest, made to the Company by the officer of the Manager to purchase its Underlying Asset. Upon the Closing, the Series Lamborghini Jalpa is now owned by Series #88LJ1.

On June 6, 2018, we successfully closed the Offering for Series #55PS1. At the close of the Series #55PS1 Offering, the Series #55PS1 exercised the purchase option to acquire the Underlying Asset and repaid the loan, plus accrued interest, made to the Company by the officer of the Manager and the loan, made to the Company by J.J. Best, to purchase its Underlying Asset. Upon the Closing, the Series Porsche Speedster is now owned by Series #55PS1.

On July 12, 2018, we successfully closed the Offering for Series #95BL1. At the close of the Series #95BL1 Offering, the Manager received a Sourcing Fee of $1 and Series #95BL1 repaid the loans, plus accrued interest, made to the Company by the officer of the Manager and the third-party lender J.J. Best to purchase its Underlying Asset. Upon the Closing, the Series BMW M3 Lightweight is now owned by Series #95BL1.

On July 31, 2018, we successfully closed the Offering for Series #90FM1. At the close of the Series #90FM1 Offering, the Series #90FM1 exercised the purchase option to acquire a majority stake in the Underlying Asset. Upon the Closing, the Series Ford Mustang 7-Up Edition is now majority owned by Series #90FM1 and the Automobile Seller has retained 25% of Series #90FM1 Interest.

On July 31, 2018, we successfully closed the Offering for Series #89PS1. At the close of the Series #89PS1 Offering, the Series #89PS1 exercised the purchase option to acquire a minority stake in the Underlying Asset. Upon the Closing, the Series Porsche 911 Speedster is now minority owned by Series #89PS1 and the Automobile Seller has retained 60% of Series #90FM1 Interest.

We launched the Offering for Series #83FB1 on July 23, 2018 and expect the Series #83FB1 Offering to close in the third quarter of 2018. Upon the Closing of the Series #83FB1 Offering, the Series Ferrari 512 BBi will be owned by Series #83FB1 and all related fees and expenses will be paid off (except for Offering Expenses, other than the Custody Fee, which have been assumed by the Manager with respect to this Offering).

We launched the Offering for Series #93XJ1 on August 22, 2018 and expect the Series #93XJ1 Offering to close in the fourth quarter of 2018. Upon the Closing of the Series #93XJ1 Offering, the Series Jaguar XJ220 will be owned by Series #93XJ1 and all related fees and expenses will be paid off (except for Offering Expenses, other than the Custody Fee, which have been assumed by the Manager with respect to this Offering).

We expect to launch subsequent Offerings for Series #98DV1, Series #80LC1 and Series #72FG1and other series in the remainder of 2018.

At the time of this filing, Series #77LE1, Series #69BM1, Series #85FT1, Series #88LJ1, Series #55PS1, Series #95BL1, Series #90FM1 and Series #89PS1 have commenced operations, are capitalized and have assets, but no liabilities. All assets and liabilities related to the Series #77LE1 asset, Series Boss Mustang, the Series Ferrari Testarossa, Series Lamborghini Jalpa, Series Porsche Speedster, Series BMW M3 Lightweight, Series Ford Mustang 7-Up Edition and Series Porsche 911 Speedster will be the responsibility of the Series from the time of the Closing of the respective Offerings. Solely in the case of Series #77LE1, Series #69BM1, Series #88LJ1, Series #85FT1, Series #55PS1, Series #95BL1, Series #90FM1, Series #89PS1, Series #80LC1, Series #72FG1, Series #83FB1 and Series #93XJ1, the Manager has agreed to finance and not be reimbursed any liabilities related to Operating Expenses, as defined in the Company’s Form 1-A, after the Closing of the Offerings of the respective Series for 2018 or until such time as that Series starts to generate revenues to cover Operating Expenses.

Planned Offerings and Other Operations

At the time of this filing, Series #83FB1 and Series #93XJ1, Series #98DV1, Series #80LC1, Series #06FS1 and Series #72FG1 have not commenced operations, are not capitalized and have no assets or liabilities. All assets and liabilities related to the Series Ferrari 512, the Series Jaguar XJ220 Series Dodge Viper GTS-R, Series Lamborghini Countach LP400 S Turbo, Series Ferrari F430 Spider and Series Ferrari 365 GTC/4 that have been incurred to date and will be incurred until the Closings of the respective Offerings are the responsibility of the

Company or the Manager and responsibility for any assets or liabilities related to any series assets will not transfer to each series until such time as a closing for each series has occurred.

The Company plans to launch approximately 25to 50 additional offerings in the next twelve months.  The proceeds from any offerings closed during the next twelve months will be used to acquire additional investment grade collectible automobiles, which we anticipate will enable the Company to reduce Operating Expenses for each series as we negotiate better contracts for storage, insurance and other Operating Expenses with a larger collection of assets.

We also intend to develop Membership Experience Programs, allowing Investors to enjoy the collection of automobiles acquired by the Company through events, museums and other programs, which we anticipate will enable the underlying asset to generate revenues for the series to cover, in whole or in part, the ongoing post-Closing Operating Expenses. No such Membership Experience Programs have been developed to date and we do not expect to develop such programs until late 2018 or early 2019.

We do not anticipate generating enough revenues in fiscal year 2018 from Membership Experience Programs, or otherwise, to cover all the Operating Expenses for any of the existing series, or any other series of interests closed in fiscal year 2017 or fiscal year 2018.  See the “Description of the Business – Operating Expenses” section of the Company’s Offering Circular for additional information regarding the payment of Operating Expenses.

PLAN OF DISTRIBUTION AND SUBSCRIPTION PROCEDURE

Plan of distribution

We are managed by RSE Markets, Inc. (“RSE Markets” or the “Manager”), a Delaware corporation incorporated in 2016. RSE Markets owns and operates a mobile app-based investment platform called Rally Rd.™ (the Rally Rd.™ platform and any successor platform used by the Company for the offer and sale of interests, the “Rally Rd.™ Platform”), through which investors may indirectly invest, through a series of the Company’s interests, in collectible automobile opportunities that have been historically difficult to access for many market participants. Through the use of the Rally Rd.™ Platform, investors can browse and screen the potential investments and sign legal documents electronically. We intend to distribute the Interests exclusively through the Rally Rd.™ Platform.  Neither RSE Markets, Inc. nor any other affiliated entity involved in the offer and sale of the Interests is a member firm of the Financial Industry Regulatory Authority, Inc., or FINRA, and no person associated with us will be deemed to be a broker solely by reason of his or her participation in the sale of the Interests.

Each of the Offerings is being conducted under Regulation A under the Securities Act of 1933, as amended (the “Securities Act”) and therefore, only offered and sold to “qualified purchasers.”  For further details on the suitability requirements an Investor must meet in order to participate in these Offerings, see “Plan of Distribution and Subscription Procedure – Investor Suitability Standards”. As a Tier 2 offering pursuant to Regulation A under the Securities Act, these Offerings will be exempt from state law “Blue Sky” registration requirements, subject to meeting certain state filing requirements and complying with certain antifraud provisions, to the extent that our Interests are offered and sold only to “qualified purchasers” or at a time when our Interests are listed on a national securities exchange. It is anticipated that sales of securities will only be made in states where the Broker is registered.

The initial offering price for each Series of Interests (the “Purchase Price”) was determined by the Manager and is equal to the aggregate of (i) the purchase price of the applicable Underlying Asset, (ii) the Brokerage Fee, (iii) Offering Expenses, (iv) the Acquisition Expenses, and (v) the Sourcing Fee (in each case as described below) divided by the number of membership Interests sold in each Offering as described below.

Series	Cash on Series Balance Sheet	Value of Underlying Asset (5)	Brokerage Fee (1)	Offering Expenses	Acquisition Expenses (incl. accrued interest on loans / purchase options)	Sourcing Fee (1)(3)	Total Offering Price	Purchase Price per Interest (Total Offering Price / Number of Interests Sold) (4)
#69BM1 (2)	$4,149	$102,395	$778	$0	$4,691	$2,986	$115,000	$57.50
#85FT1 (2)	$0	$172,500	$1,117	$0	$9,242	$(17,859)	$165,000	$82.50
#88LJ1 (2)	$0	$127,196	$914	$0	$6,332	$578	$135,000	$67.50
#55PS1 (2)	$2,500	$405,000	$2,869	$0	$18,375	$(3,744)	$425,000	$212.50
#83FB1	$2,500	$330,000	$2,573	$2,625	$2,921	$9,382	$350,000	$70.00
#93XJ1	$1,500	$460,000	$3,638	$3,713	$33,621	$(7,472)	$495,00	$99.00

#95BL1 (2)	$1,000	$112,500	$870	$889	$3,241	$1	$118,500	$59.25
#90FM1 (2)	$500	$14,500	$90	$124	$771	$340	$16,500	$8.25
#89PS1 (2)	$1,000	$160,000	$470	$1,238	$4,000	$1,771	$165,000	$82.50
#98DV1	$2,500	$120,000	$878	$975	$3,222	$2,425	$130,000	$65.00
#80LC1	$3,500	$610,000	$4,310	$4,763	$3,451	$8,976	$635,000	$127.00
#06FS1 (6)	$3,000	$200,000	$1,536	$1,568	$1,196	$1,700	$209,000	$39.80
#72FG1 (6)	$5,000	$330,000	$2,536	$2,588	$1,521	$3,356	$345,000	$63.00

(1)Note: Brokerage Fee and Souring Fee assume that 100% of Interests in each Offering are sold, of which the Manager acquires 2%.

(2)Note: Items listed represent actual amounts per the Closing of the respective Offerings.

(3)Solely in the case of Series #85FT1, Series #55PS1 and Series #93XJ1, the Manager assumed or will assume Acquisition Expenses, Brokerage Fee and other shortfalls in proceeds from the Series #85FT1 Offering, Series #55PS1 Offering and Series #93XJ1 Offering and will not be reimbursed.

(4)In the case of the Series #69BM1 Offering, Series #85FT1 Offering, Series #88LJ1 Offering, Series #55PS1 Offering, Series #95BL1 Offering, Series #90FM1 Offering and Series #89PS1 Offering 2,000 Interests were sold. In the Series #98DV1 Offering the Company intends to offer a maximum of 2,000 Interests. In the Series #93XJ1 Offering, Series #83FB1 Offering and Series #80LC1 Offering intends to offer a maximum of 5,000 Interests. In the Series #06FS1 Offering the Company intends to offer a maximum of 5,251 Interests. In the Series #72FG1 Offering the Company intends to offer a maximum of 5,476 Interests.

(5)In the case of Series #90FM1 Offering, the Series has acquired a majority equity stake in the Underlying Asset for a cash consideration of $10,375. In the case of the Series #89PS1 Offering, the Series has acquired a minority equity stake in the Underlying Asset for a cash consideration of $61,000. In the case of the #80LC1 Offering, the Series is acquiring a majority equity stake in the Underlying Asset for a cash consideration of $562,375.

(6)Note: values are based on current negotiations of the terms of the purchase option agreement and may be subject to change.

There will be different closing dates for each Offering. The Closing of an Offering will occur on the earliest to occur of (i) the date subscriptions for the Maximum Interests for a Series have been accepted or (ii) a date determined by the Manager in its sole discretion, provided that subscriptions for the Minimum Interests of such Series have been accepted.  If Closing has not occurred, an Offering shall be terminated upon (i) the date which is one year from the date this Offering Circular is qualified by the U.S. Securities and Exchange Commission (the “Commission”) which period may be extended with respect to a particular Series by an additional six months by the Manager in its sole discretion, or (ii) any date on which the Manager elects to terminate the Offering in its sole discretion.  In the case of Series #83FB1, the Company has a purchase option to acquire the Underlying Asset, which it will exercise upon the Closing of the Series #83FB1 Offering. This purchase option expired on January 31, 2018 and has been extended to September 30, 2018 and may be further extended. In the case Series #83FB1 Offering does not close before or on September 30, 2018, or if we are unable to negotiate an extension, whichever the case may be, the Series #83FB1 Offering will be terminated. In the case of Series #93XJ1, the Company had a purchase option to acquire the Underlying Asset, which it was exercise in July 2018, prior to the launch of the Series #93XJ1 Offering. The exercising of the option was financed through a $25,000 loan from an officer of the Manager and a $435,000 non-interest-bearing loan from the Manager. In the case of Series #80LC1, the Company has entered into a purchase option agreement to acquire majority equity stake (92.5%) in the Underlying Asset, which it will exercise upon the Closing of the Series #80LC1 Offering. This purchase option expires on September 23, 2018 and may be further extended. In the case Series #80LC1 Offering does not close on or before September 23, 2018, or we are unable to negotiate an extension of this purchase option, whichever the case may be, the Series #80LC1 Offering will be terminated. In the case of Series #06FS1, the Company is currently negotiating a purchase option agreement to acquire the Underlying Asset, which it plans to exercise upon the Closing of the Series #06FS1 Offering. This purchase option is expected to have a term of three months and may be further extended. In the case Series #06FS1 Offering does not close within the term of the purchase option agreement, or we are unable to negotiate an extension of this purchase option, whichever the case may be, the Series #06FS1 Offering will be terminated. In the case of Series #72FG1, the Company is currently negotiating a purchase option agreement to acquire the Underlying Asset, which it plans to exercise upon the Closing of the Series #72FG1 Offering. This purchase option is expected to have a term of three months and may be further extended. In the case Series #72FG1 Offering does not close within the term of the purchase option agreement, or we are unable to negotiate an extension of this purchase option, whichever the case may be, the Series #72FG1 Offering will be terminated.

This Offering Circular does not constitute an offer or sale of any Series of Interests outside of the U.S.

Those persons who want to invest in the Interests must sign a Subscription Agreement, which will contain representations, warranties, covenants, and conditions customary for private placement investments in limited liability companies, see “How to Subscribe” below for further details.  Copies of the form of Subscription Agreement for each Series are attached starting with Exhibit 4.1 and onwards.

Each Series of Interests will be issued in book-entry form without certificates and, as of this time, will be transferred into a custodial account, created by DriveWealth for each Investor, upon the Closing of the applicable Offerings. All previously issued shares held on the books of the Issuer are transferred into the DriveWealth brokerage accounts upon consent by the individual Investors.

The Manager, and not the Company, will pay all of the expenses incurred in these Offerings that are not covered by the Brokerage Fee, the Sourcing Fee, Offering Expenses or Acquisition Expenses, including fees to legal counsel, but excluding fees for counsel or other advisors to the Investors and fees associate with the filing of periodic reports with the Commission and future blue-sky filings with state securities departments, as applicable.  Any Investor desiring to engage separate legal counsel or other professional advisors in connection with this Offering will be responsible for the fees and costs of such separate representation.

Investor Suitability Standards

The Interests are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in any of the interests of the Company (in connection with this Series or any other series offered under Regulation A) does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

For an individual potential investor to be an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who has:

1.an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person and the mortgage on that primary residence (to the extent not underwater), but including the amount of debt that exceeds the value of that residence and including any increase in debt on that residence within the prior 60 days, other than as a result of the acquisition of that primary residence; or

2.earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details. For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.

The Interests will not be offered or sold to prospective Investors subject to the Employee Retirement Income Security Act of 1974 and regulations thereunder, as amended (“ERISA”).

If you live outside the United States, it is your responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase, including obtaining required governmental or other consent and observing any other required legal or other formalities.

Our Manager and Cuttone, in its capacity as broker of record for these Offerings, will be permitted to make a determination that the subscribers of Interests in each Offering are qualified purchasers in reliance on the information and representations provided by the subscriber regarding the subscriber’s financial situation. Before making any representation that your investment does not exceed applicable federal thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A.  For general information on investing, we encourage you to refer to http://www.investor.gov.

An investment in our Interests may involve significant risks.  Only investors who can bear the economic risk of the investment for an indefinite period of time and the loss of their entire investment should invest in the Interests.  See “Risk Factors.”

Minimum and Maximum Investment

The minimum subscription by an Investor in an Offering is one (1) Interest and the maximum subscription by any Investor in any Offering is for Interests representing 10% of the total Interests of the Series.

Lock-up Period

Upon the Closing of an Offering for a particular Series, a 90-day lock-up period will commence from the day of the Closing, before Interests in the particular Series may be transferred by any investor in such Series.

Broker

Cuttone & Company, LLC, a New York limited liability company (“Cuttone” or “Broker”) will manage the sale of the Interests as an executing broker pursuant to a master services agreement, dated April 18, 2017 (as amended, the “Brokerage Agreement”) and serve as broker of record for the Company’s Regulation A offerings, process transactions by subscribers to the Offerings and provide investor qualification services (e.g. Know Your Customer and Anti Money Laundering checks).  Cuttone is a broker-dealer registered with the Commission and a member of the FINRA and the SIPC and is registered in each state where the Offerings and sale of the Interest will occur but will not act as a finder or underwriter in connection with these Offerings.  Cuttone will receive a Brokerage Fee but will not purchase any Interests and, therefore, will not be eligible to receive any discounts, commissions or any underwriting or finder’s fees in connection with any Offering.

The amount recoverable under any claim by the Manager against the Broker is limited to the aggregate of Brokerage Fees actually paid by the Manager to the Broker under the Brokerage Agreement.  The Manager and the Company will indemnify Cuttone, its licensors, service providers, registered representatives, network members (i.e., representatives of Cuttone that have demonstrated interest in introducing potential investors in an offering) and their respective affiliates, managers, agents and employees against any losses which are incurred in connection with providing the services under the Brokerage Agreement other than losses which arise out of the indemnified party’s negligence, willful misconduct or breach of the Brokerage Agreement.

The Brokerage Agreement terminates on April 18, 2018 (unless extended by the mutual agreement of the parties) or if earlier, (i) upon the mutual agreement of the parties, (ii) by a non-breaching party for the other party’s material breach of the Brokerage Agreement (a) upon ten days’ notice, if the breach is curable and remains uncured at the end of the notice period, or (b) immediately upon written notice if the breach is not curable, (iii) by either party as required by applicable law, (iv) by one party if the other party is insolvent or fails to pay its obligations as they arise, (v) by the non-breaching party for the other party’s material breach of the non-breaching party’s confidential information or proprietary rights and (vi) by Cuttone if the Manager is unresponsive (i.e., failing to respond to Cuttone within five consecutive business days and remains unresponsive for a further three business days after notice of such unresponsiveness is provided to the Manager by Cuttone).

Custodian

DriveWealth, LLC, a New Jersey limited liability company (“DriveWealth” or “Custodian”) will hold the brokerage accounts into which Interests in the Company’s offerings are transferred upon the closing of each of the Company’s offerings, dated March 2, 2018 (as amended, the “Custody Agreement”).  DriveWealth is a broker-dealer registered with the Commission and a member of the FINRA and the SIPC and is registered in every state plus the District of Columbia, Puerto Rico and the U.S. Virgin Islands.  DriveWealth will receive a Custody Fee but will not purchase any Interests and, therefore, will not be eligible to receive any discounts, commissions or any underwriting or finder’s fees in connection with any Offering.

Escrow Agent

The escrow agent is Atlantic Capital Bank, N.A., a Georgia banking corporation (the “Escrow Agent”) who will be appointed pursuant to an escrow agreement among Cuttone, the Escrow Agent, and the Company, on behalf of the Series (the “Escrow Agreement”). A copy of the Escrow Agreement is attached hereto as Exhibit 8.1. Each series will generally be responsible for fees due to the Escrow Agent, which are categorized as part of the Offering Expenses described in the “Fees and Expenses” section below; however, the Manager has agreed to pay and not be reimbursed for fees due to the Escrow Agent incurred in the case of the Offerings for the Series #69BM1 Interests, Series #88LJ1 Interests, Series #85FT1 Interests, Series #55PS1 Interests, Series #83FB1 Interests, Series #93XJ1 Interests, Series #95BL1 Interests, Series #90FM1 Interests, Series #89PS1 Interests, Series #98DV1 Interests, Series #80LC1 Interests, Series #06FS1 Interests and Series #72FG1 Interests.

The Company and Cuttone must jointly and severally indemnify the Escrow Agent and each of its officers, directors, employees and agents against any losses that are incurred in connection with providing the services under the Escrow Agreement other than losses that arise out of the Escrow Agent’s gross negligence or willful misconduct.

Fees and Expenses

Offering Expenses

Each series of interests will generally be responsible for certain fees, costs and expenses incurred in connection with the offering of the interests associated with that series (the “Offering Expenses”). Offering Expenses consist of legal, accounting, escrow, underwriting, filing, banking, compliance costs and custody fees, as applicable, related to a specific offering (and excludes ongoing costs described in Operating Expenses). The Manager has agreed to pay and not be reimbursed for Offering Expenses incurred with respect to the Offerings for the Series #69BM1 Interests, Series #88LJ1 Interests, Series #85FT1 Interests, Series #55PS1 Interests, Series #83FB1 Interests, Series #93XJ1 Interests, Series #95BL1 Interests, Series #90FM1 Interests, Series #89BM1 Interests, Series #98DV1 Interests, Series #80LC1 Interests, Series #06FS1 Interests and Series #72FG1 Interests except in the case of the Offerings for Series #83FB1 Interests, Series #93XJ1 Interests, Series #95BL1 Interests, Series #90FM1 Interests, Series #89BM1 Interests, #98DV1 Interests, Series #80LC1 Interests, Series #06FS Interests and Series #72FG1 Interests where Custody Fees are funded through the proceeds of the respective Offerings at Closing.

As compensation for providing certain custodian services to the Company, DriveWealth will receive a fee equal to 0.75% of the amount raised through each Offering and at a minimum $500 per Offering (the “Custody Fee”).  Each series of interests will be responsible for paying its own Custody Fee to DriveWealth in connection with the sale of interests in such series, except if otherwise stated for a particular series. The Custody Fee will be payable immediately upon the Closing of each Offering from the proceeds of such Offering. For all previously closed Offerings, the Manager will retroactively pay DriveWealth the Custody Fee upon transfer of Interests related to such Offerings into the brokerage accounts created for each Interest Holder by DriveWealth.

Acquisition Expenses

Each series of interests will be responsible for any and all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the underlying asset related to such series incurred prior to the Closing, including brokerage and sales fees and commissions (but excluding the Brokerage Fee), appraisal fees, research fees, transfer taxes, third party industry and due diligence experts, bank fees and interest (if the underlying asset was acquired using debt prior to completion of an offering), auction house fees, travel and lodging for inspection purposes, transportation costs to transfer the underlying asset from the Automobile Seller’s possession to the storage facility or to locations for creation of photography and videography materials (including any insurance required in connection with such transportation), vehicle registration fees, initial refurbishment or maintenance, technology costs for installing tracking technology (hardware and software) into the underlying asset and photography and videography expenses in order to prepare the profile for the underlying asset on the Rally Rd.™ Platform (the “Acquisition Expenses”). The Acquisition Expenses will be payable from the proceeds of each offering.

Brokerage Fee

As compensation for providing certain broker-dealer services to the Company, Cuttone will receive a fee equal to 0.75% of the amount raised through each Offering (which, for clarificatory purposes, excludes any Interests purchased by the Manager, its affiliates or the Automobile Sellers) (the “Brokerage Fee”).  Each series of interests will be responsible for paying its own Brokerage Fee to Cuttone in connection with the sale of interests in such series, except if otherwise stated for a particular series. The Brokerage Fee will be payable immediately upon the Closing of each Offering from the proceeds of such Offering.

In addition to the Brokerage Fee, the Manager pays the broker of record a monthly administrative fee of $500 that is not related to a specific offering. Any amounts paid under the Brokerage Fee are netted against any amounts paid under the monthly administrative fee, to the benefit of the Manager, and not for the benefit of the members of any series of interests.

Sourcing Fee

The Manager will be paid a fee as compensation for sourcing each underlying asset (the “Sourcing Fee”), which in respect of each Offering, shall not exceed the amounts described below and in respect of any other offering, such amount as determined by the Manager at the time of such offering.

Series	Maximum Sourcing Fee (1)
#69BM1 (2)	$2,986
#85FT1 (2)	$0
#88LJ1 (2)	$578
#55PS1 (2)	$0
#83FB1	$9,592

#93XJ1	$0
#95BL1 (2)	$1
#90FM1 (2)	$340
#89PS1 (2)	$1,771
#98DV1	$2,409
#80LC1	$9,357
#06FS1 (3)	$1,826
#72FG1 (3)	$3,563

(1)Note: Maximum Souring Fee assume that 100% of Interests in each Offering are sold, of which the Manager acquires 10%.

(2)Note: Fees represent actual amounts upon Closing of respective Offerings.

(3)Note: values are based on current negotiations of the terms of the purchase option agreement and may be subject to change.

Additional Information Regarding this Offering Circular

We have not authorized anyone to provide you with information other than as set forth in this Offering Circular.  Except as otherwise indicated, all information contained in this Offering Circular is given as of the date of this Offering Circular.  Neither the delivery of this Offering Circular nor any sale made hereunder shall under any circumstances create any implication that there has been no change in our affairs since the date hereof.

From time to time, we may provide an “Offering Circular Supplement” that may add, update or change information contained in this Offering Circular.  Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent Offering Circular Supplement.  The Offering Statement we filed with the Commission includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular.  You should read this Offering Circular and the related exhibits filed with the Commission and any Offering Circular Supplement together with additional information contained in our annual reports, semiannual reports and other reports and information statements that we will file periodically with the Commission.

The Offering Statement and all supplements and reports that we have filed or will file in the future can be read on the Commission website at www.sec.gov or in the legal section for the applicable Underlying Asset on the Rally Rd.TM Platform.  The contents of the Rally Rd.TM Platform (other than the Offering Statement, this Offering Circular and the Appendices and Exhibits thereto) are not incorporated by reference in or otherwise a part of this Offering Circular.

How to Subscribe

Potential Investors who are “qualified purchasers” may subscribe to purchase Series #83FB1 Interests, Series #93XJ1 Interests, Series #95BL1 Interests, Series #90FM1 Interests, Series #89BM1 Interests, Series #98DV1 Interests, Series #80LC1 Interests, Series #06FS1 Interests or Series #72FG1 Interests.  The subscription process for each Offering is a separate process. Any potential Investor wishing to acquire any Series Interests must:

1.Carefully read this Offering Circular, and any current supplement, as well as any documents described in the Offering Circular and attached hereto or which you have requested. Consult with your tax, legal and financial advisors to determine whether an investment in any of the Series Interests is suitable for you.

2.Review the Subscription Agreement (including the “Investor Qualification and Attestation” attached thereto), which was pre-populated following your completion of certain questions on the Rally Rd.TM Platform application and if the responses remain accurate and correct, sign the completed Subscription Agreement using electronic signature.  Except as otherwise required by law, subscriptions may not be withdrawn or cancelled by subscribers.

3.Once the completed Subscription Agreement is signed for a particular Offering, an integrated online payment provider will transfer funds in an amount equal to the purchase price for the relevant Series of Interests you have applied to subscribe for (as set out on the front page of your Subscription Agreement) into the escrow account for the series.  The Escrow Agent will hold such subscription monies in escrow until such time as your Subscription Agreement is either accepted or rejected by the Manager and, if accepted, such further time until you are issued with Series Interests for which you subscribed.

4.The Manager and Cuttone will review the subscription documentation completed and signed by you. You may be asked to provide additional information. The Manager or Cuttone will contact you directly if required.  We reserve the right to reject any subscriptions, in whole or in part, for any or no reason, and to withdraw any Offering at any time prior to Closing.

5.Once the review is complete, the Manager will inform you whether or not your application to subscribe for the Series Interests is approved or denied and if approved, the number of Series Interests you are entitled to subscribe for. If your subscription is rejected in whole or in part, then your subscription payments (being the entire amount if your application is rejected in whole or the payments associated with those subscriptions rejected in part) will be refunded promptly, without interest or deduction. The Manager accepts subscriptions on a first-come, first served basis subject to the right to reject or reduce subscriptions.

6.If all or a part of your subscription in a particular Series is approved, then the number of Series Interests you are entitled to subscribe for will be issued to you upon the Closing. Simultaneously with the issuance of the Series Interests, the subscription monies held by the Escrow Agent in escrow on your behalf will be transferred to the account of the applicable Series as consideration for such Series Interests.

By executing the Subscription Agreement, you agree to be bound by the terms of the Subscription Agreement and the Second Amended and Restated Limited Liability Company Agreement of the Company (the “Operating Agreement”). The Company, the Manager and Cuttone will rely on the information you provide in the Subscription Agreement, including the “Investor Qualification and Attestation” attached thereto and the supplemental information you provide in order for the Manager and Cuttone to verify your status as a “qualified purchaser”. If any information about your “qualified purchaser” status changes prior to you being issued Series Interests, please notify the Manager immediately using the contact details set out in the Subscription Agreement.

For further information on the subscription process, please contact the Manager using the contact details set out in the “Where to Find Additional Information” section.

The subscription funds advanced by prospective investors as part of the subscription process will be held in a non-interest-bearing account with the Escrow Agent and will not be commingled with the Series of Interests’ operating account, until if and when there is a Closing for a particular Offering with respect to that Investor. When the Escrow Agent has received instructions from the Manager that an Offering will close, and the Investor’s subscription is to be accepted (either in whole or part), then the Escrow Agent shall disburse such Investor’s subscription proceeds in its possession to the account of the applicable Series.  If an Offering is terminated without a Closing, or if a prospective Investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, such amounts placed into escrow by prospective Investors will be returned promptly to them without interest or deductions.  Any costs and expenses associated with a terminated offering will be borne by the Manager.

DESCRIPTION OF THE BUSINESS

Overview

The collectible automobile market, a global, multi-billion-dollar industry (based on estimates by Hagerty), is characterized by: (i) a very small number of collectors who have the financial means to acquire, enjoy and derive financial gains from automotive assets, and (ii) a very large number of collectible automobile enthusiasts who have equivalent knowledge and passion for the assets, but no current mechanism to benefit financially from or enjoy certain benefits of ownership of the asset class. This dichotomy and the disproportionate access to the market have resulted in the creation of significant latent demand from the enthusiast community to directly participate in an asset class that, to date, they have passively watched deliver returns to a select group of individual collectors.

The Company’s mission is to leverage technology and design, modern business models influenced by the sharing economy, and advancements in the financial regulatory environment to democratize the collectible automobile market. The Company aims to provide enthusiasts with access to the market by enabling them to create a diversified portfolio of equity interests in “blue-chip” collectible automobile assets through a seamless investment experience through the Rally Rd.TM Platform. As well, Investors will have the opportunity to participate in a unique collective ownership experience, including museum/retail locations and social events, as part of the Membership Experience Programs. The objective is to use revenue generated from these Membership Experience Programs to fund the highest caliber of care for the automobiles in the collection, which we expect ultimately to be offset by meaningful economies of scale in the form of lower costs for fleet level insurance, maintenance contracts and storage facilities, and to generate Free Cash Flow distributions to equity Investors in the underlying assets.  “Free Cash Flow” is defined as the net income (as determined under U.S. generally accepted accounting principles (“GAAP”)) generated by the Series plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the Underlying Asset.  The Manager may maintain Free Cash Flow funds in a deposit account or an investment account for the benefit of the Series.

Collectors and dealers interested in selling their collectible automobiles will benefit from greater liquidity, significantly lower transaction costs and overhead, and a higher degree of transparency as compared to traditional methods of transacting collectible automobiles. Auction and consignment models may include upwards of ~20% of asset value in transaction costs, as well as meaningful overhead in terms of asset preparation, shipping and marketing costs, and time value. The Company thus aims to align the interests of buyers and sellers, while opening up the market to a significantly larger number of participants than was previously possible, thereby driving market appropriate valuations and greater liquidity.

Business of the Company

The Interests represent an investment in a particular Series and thus indirectly the Underlying Asset and do not represent an investment in the Company or the Manager generally.  We do not anticipate that any Series will own any assets other than the Underlying Asset associated with such Series.  However, we expect that the operations of the Company, including the issuance of additional series of interests and their acquisition of additional assets, will benefit Investors by enabling each Series to benefit from economies of scale and by allowing Investors to enjoy the Company’s automobile collection at the Membership Experience Programs.

We anticipate that the Company’s core competency will be the identification, acquisition, marketing and management of investment grade collectible automobiles for the benefit of the investors. In addition, through the use the Rally Rd.™ Platform, the Company aspires to offer innovative digital products that support a seamless, transparent and unassuming investment process as well as unique and enjoyable experiences that enhance the utility value of investing in passion assets. The Company, with the support of the Manager and through the use of the Rally Rd.TM Platform, aims to provide:

(i)Investors with access to blue-chip automotive assets for investment, portfolio diversification and secondary market liquidity for their Interests (although there can be no guarantee that a secondary market will ever develop or that appropriate registrations to permit such secondary trading will ever be obtained).

(ii)Automobile Seller(s) with greater market transparency and insights, lower transaction costs, increased liquidity, a seamless and convenient sale process, portfolio diversification and the ability to retain minority equity positions in assets via the retention of equity interests in offerings conducted through the Rally Rd.™ Platform.

(iii) All Rally Rd.™ Platform users with a premium, highly curated, engaging automotive media experience, including audiovisual content, augmented reality, community, and market sentiment (e.g. “fantasy collecting”) features. The investable assets on the platform will be supplemented with “private” assets, which will be used to generate conversation, support the “fantasy collecting” component of the platform and enable users to share personal sentiment on all types of assets.

(iv)All Rally Rd.™ Platform users and others with opportunities to engage with the automobiles in the Company’s collection through a diverse set of tangible interactions with assets on the platform and unique collective ownership experiences (together, the “Membership Experience Programs”) such as:

•Track-day events (e.g., driving experiences with professional drivers, “cars & coffee” meet-ups, major auction presence)

•Visit & interact at Rally Rd.™ “museums” (i.e., Open HQ, warehouse visits, pop-up shops with partner businesses, or “tents” at major auctions/events where users can view the assets in person and interact with each other in a social environment);

•Asset sponsorship models (e.g. corporate sponsors or individuals pay for assets to appear in movies, commercials or at events); and

•Other asset-related products (e.g., merchandise, social networking, communities).

A core principle of automobile collecting is the enjoyment of the assets. As such, the ultimate goal of the Membership Experience Programs will be to operate the asset profitably (i.e., generate revenues in excess of Operating Expenses at the Membership Experience Programs within mandated usage guidelines) while maintaining exemplary maintenance standards to support the potential generation of financial returns for Investors in each series. The Membership Experience Programs, with appropriate controls and incentives, and active monitoring by the Asset Manager, should enable a highly differentiated and enjoyable shared collecting experience while providing for premium care for assets in the Company’s collection. To the extent the Asset Manager considers it beneficial to Investors, we plan to include all the Underlying Assets, in the sole discretion of the Manager, in the Membership Experience Programs.

Our objective is to become the leading marketplace for investing in collector quality automotive assets and, through the Rally Rd.TM Platform, to provide Investors with financial returns commensurate with returns in the collectible automobile market, to enable deeper and more meaningful participation by automotive enthusiasts in the hobby, to provide experiential and social benefits comparable to those of a world-class automobile collector, and to manage the collection in a manner that provides exemplary care to the assets and offers potential returns for Investors.

Manager

The Operating Agreement designates the Manager as the managing member of the Company.  The Manager will generally not be entitled to vote on matters submitted to the Interest Holders.  The Manager will not have any distribution, redemption, conversion or liquidation rights by virtue of its status as the Manager.

The Operating Agreement further provides that the Manager, in exercising its rights in its capacity as the managing member, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Company, any series of interests or any of the interest holders and will not be subject to any different standards imposed by the Operating Agreement, the LLC Act or under any other law, rule or regulation or in equity.  In addition, the Operating Agreement provides that the Manager will not have any duty (including any fiduciary duty) to the Company, any series or any of the interest holders.

In the event the Manager resigns as managing member of the Company, the holders of a majority of all interests of the Company may elect a successor managing member.  Holders of interests in each series of the Company have the right to remove the Manager as manager of the Company, by a vote of two-thirds of the holders of all interests in each series of the Company (excluding the Manager), in the event the Manager is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with a series of interests or the Company. If so convicted, the Manager shall call a meeting of all of the holders of every series of interests within 30 calendar days of such non-appealable judgment at which the holders may vote to remove the Manager as manager of the Company and each series.  If the Manager fails to call such a meeting, any interest holder will have the authority to call such a meeting.  In the event of its removal, the Manager shall be entitled to receive all amounts that have accrued and are due and payable to it. If the holders vote to terminate and dissolve the Company (and therefore the series), the liquidation provisions of the Operating Agreement shall apply (as described in “Description of the Interests Offered – Liquidation Rights”). In the event the Manager is removed as manager of the Company, it shall also immediately cease to be manager of any series.

See “Management” for additional information regarding the Manager.

Advisory Board

The Manager intends to assemble an expert network of advisors with experience in relevant industries (the “Advisory Board”) to assist the Manager in identifying and acquiring the collectible automobiles, to assist the Asset Manager in managing the collectible automobiles and to advise the Manager and certain other matters associated with the business of the Company and the various series of interests.

The members of the Advisory Board are not managers or officers of the Company or any series and do not have any fiduciary or other duties to the interest holders of any series.

Operating Expenses

Operating Expenses are allocated to each series based on the Companies Allocation Policy (see “Allocation of expenses” below). Each series is only responsible for the Operating Expenses associated with such series, as determined by the Manager in accordance with the Allocation Policy, and not the Operating Expenses related to any other Series. Upon the Closing of an Offering for a Series, the Series will be responsible for the following costs and expenses attributable to the activities of the Company related to the Series (together, the “Operating Expenses”):

(i)any and all ongoing fees, costs and expenses incurred in connection with the management of the Underlying Asset related to a Series, including import taxes, income taxes, annual registration fees, transportation (other than transportation costs described in Acquisition Expenses), storage (including its allocable portion of property rental fees should the Manager decide to rent a property to store a number of underlying assets), security, valuation, custodial, marketing, maintenance, refurbishment, perfection of title and utilization of an Underlying Asset;

(ii)fees, costs and expenses incurred in connection with preparing any reports and accounts of a Series of Interests, including any blue-sky filings required in certain states and any annual audit of the accounts of such Series of Interests (if applicable);

(iii)fees, costs and expenses of a third-party registrar and transfer agent appointed in connection with a Series of Interests;

(iv)fees, costs and expenses incurred in connection with making any tax filings on behalf of the Series of Interests;

(v)any indemnification payments;

(vi)any and all insurance premiums or expenses incurred in connection with the Underlying Asset, including insurance required for utilization at and transportation of the Underlying Asset to events under Membership Experience Programs (excluding any insurance taken out by a corporate sponsor or individual paying to showcase an asset at an event but including, if obtained, directors and officers insurance of the directors and officers of the Manager or the Asset Manager); and

(vii)any similar expenses that may be determined to be Operating Expenses, as determined by the Manager in its reasonable discretion.

The Manager has agreed to pay and not be reimbursed for Operating Expenses incurred prior to the Closing of the Series #83FB1 Offering, Series #93XJ1, Series #98DV1, Series #80LC1, Series #72FG1 and Series #06FS1. The Manager will bear its own expenses of an ordinary nature, including, all costs and expenses on account of rent (other than for storage of the Underlying Asset), supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures (excluding utilities expenditures in connection with the storage of the Underlying Assets).

If the Operating Expenses for a particular Series exceed the amount of revenues generated from the Underlying Asset of such Series and cannot be covered by any Operating Expense reserves on the balance sheet of the Series, the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by the Underlying Asset related to such Series (an “Operating Expenses Reimbursement Obligation(s)”), and/or (c) cause additional Interests to be issued in the Series in order to cover such additional amounts.

Indemnification of the Manager

The Operating Agreement provides that none of the Manager, nor any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors of the Manager, members of the Advisory Board, nor persons acting at the request of the Company in certain capacities with respect to other entities (collectively, the “Indemnified Parties”) will be liable to the Company, any series or any interest holders for any act or omission taken by the Indemnified Parties in connection with the business of the Company or any Series that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Each Series will indemnify the Indemnified Parties out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving as Indemnified Parties with respect to the Company or the applicable Series and with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Description of the Asset Management Agreement

Each Series has entered or intends to enter into a separate asset management agreement with the Asset Manager. The Series #69BM1, Series #88LJ1, Series #85FT1, Series #55PS1, Series #83FB1, Series #93XJ1, Series #95BL1, Series #90FM1, Series #89PS1, Series #98DV1, Series #80LC1, Series #06FS1 and Series #72FG1 will each appoint the Manager to serve as Asset Manager (the “Asset Manager”) to manage the respective Underlying Assets pursuant to an asset management agreement (the “Asset Management Agreement”). In the case of the Series #89PS1, although the Automobile Seller retains a majority stake in the Series, the Asset Manager holds the same responsibilities as for all other Series.

The services provided by the Asset Manager will include:

-Together with members of the Advisory Board, creating the asset maintenance policies for the collection of assets;

-Investigating, selecting, and, on behalf of the applicable series, engaging and conducting business with such persons as the Asset Manager deems necessary to ensure the proper performance of its obligations under the Asset Management Agreement, including but not limited to consultants, insurers, insurance agents, maintenance providers, storage providers and transportation providers and any and all persons acting in any other capacity deemed by the Asset Manager necessary or desirable for the performance of any of the services under the Asset Management Agreement; and

-Developing standards for the transportation and care of the underlying assets.

The Asset Management Agreement entered with each Series will terminate on the earlier of: (i) one year after the date on which the relevant Underlying Asset related to a Series has been liquidated and the obligations connected to the Underlying Asset (including, contingent obligations) have been terminated, (ii) the removal of RSE Markets, Inc. as managing member of the Company (and thus all series of interests), (iii) upon notice by one party to the other party of a party’s material breach of the Asset Management Agreement, or (iv) such other date as agreed between the parties to the Asset Management Agreement.

Each series will indemnify the Asset Manager out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving as Asset Manager under the Asset Management Agreement with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Management Fee

As consideration for managing each Underlying Asset, the Asset Manager will be paid a semi-annual fee pursuant to the Asset Management Agreement equal to 50% of any available Free Cash Flow generated by a Series for such six-month time period (the “Management Fee”).  The Management Fee will only become payable if there are sufficient proceeds to distribute Free Cash Flow to the Interest Holders.

Asset Selection

The Company targets a broad spectrum of assets globally in order to cater to a wide variety of tastes and investment strategies across the collectible automobile market. We intend to acquire automobile assets ranging from post-war European collectibles to modern exotics, American muscle cars to Japanese cult classics, as well as various other categories across the spectrum of investment-grade collectible automobiles. We will pursue acquisitions opportunistically on a global basis whenever we can leverage our industry specific knowledge or relationships to bring compelling investment opportunities to investors. It is our objective to acquire only the highest caliber assets (Condition 1 or 2 as defined by Hagerty and other similar industry valuation companies, although we may opportunistically choose to acquire assets of lesser qualities from time to time if we consider these to be prudent investments for the investors on the Rally Rd.™ Platform) and to appropriately maintain, monitor and manage the collection to support its continued value appreciation and to enable respectful enjoyment and utilization by the investors. We maintain an ongoing list of investment opportunities across the various asset categories we track, including

(i) Tier 1: comprehensive lists of makes, models and vintages that fit within the broad asset categories described above. Tier 1 assets provide a breadth of content for the Rally Rd.TM Platform and are viewed as assets for general consideration.

(ii) Tier 2: narrow lists of marquee assets that define each investment category as a whole in the hearts and minds of collectors and enthusiasts. In addition to being prudent investments, Tier 2 assets will also play a key role in promoting the Rally Rd.TM Platform because of their high consumer recognition factor.

(iii) Tier 3: target acquisition lists of assets that the Manager and Advisory Board believe would offer the greatest return on investment potential to Investors across various makes, models and vintages.

(iv) Tier 4: current acquisition lists of assets where the Manager and the Company are proactively searching for particular examples to present as opportunities for investment on the Rally Rd.TM Platform through RSE Collection.  Tier 4 lists include what we believe to be the most desirable assets in the collector automobile market at any time.

We anticipate that our Advisory Board will assist in the identification of collectible automobiles and in finding and identifying storage, maintenance specialists and other automotive related service providers. This will give the Company access to the highest quality assets and balanced information and decision making from information collected across a diverse set of constituents in the collectible automobile market, as well as a network of partners to ensure the highest standards of care for the underlying assets.

Our asset selection criteria were established by the Manager in consultation with members of our Advisory Board and are continually influenced by investor demand and current industry trends. The criteria are subject to change from time to time in the sole discretion of the Manager. Although we cannot guarantee positive investment returns on the assets we acquire, we endeavor to select assets that are projected to generate positive return on investment, primarily based upon the asset’s value appreciation potential as well as the potential for the Company to effectively monetize the asset through its Membership Experience Programs. The Manager, along with our Advisory Board, will endeavor to only select assets with known ownership history, maintenance and repair records, restoration details, VIN, engine and transmission numbers, certificates of authenticity, pre-purchase inspections, and other related records.  The Manager, along with our Advisory Board, also considers the condition of the assets, historical significance, ownership history and provenance, the historical valuation of the specific asset or comparable assets and our ability to relocate the asset to offer tangible experiences to Investors and members of the Rally Rd.™ Platform.  From time to time the Manager, in consultation with our expert network and Advisory Board, will decide to refurbish assets either prior to designating a series of interests associated with such asset on the platform or as part of an asset’s ongoing maintenance schedule. Any refurbishment will only be performed if it is deemed to be accretive to the value of the asset. The Manager, together with the Advisory Board, will review asset selection criteria at least annually. The Manager will seek approval from the Advisory Board for any major deviations from these criteria.

Through the Company’s network and Advisory Board, we believe that we will be able to identify and acquire collectible automobile assets of the highest quality and known provenance, as well as examples of potential “future classics,” and obtain proprietary access to factory limited production models, with the intent of driving returns for investors in the series of interests that owns the applicable asset. Concurrently, through the Rally Rd.™ Platform, we aim to bring together a significantly larger number of potential buyers with Automobile Sellers than traditional auction houses or dealers are able to achieve. Through this process, we believe we can source and syndicate assets more efficiently than the traditional markets and with significantly lower transaction and holding costs.

Asset Acquisition

From time to time, and as was the case for the Series Boss Mustang, the Series Lamborghini Jalpa and the Series Ferrari Testarossa, the Company or its Affiliates may elect to acquire an automobile opportunistically prior to the offering process. In such cases, the proceeds from the associated offering, net of any Brokerage Fee, Offering Expenses or other Acquisition Expenses or Sourcing Fee, will be used to reimburse the Company for the acquisition of the automobile or repay any loans made to the Company, plus applicable interest, to acquire such automobile.  The Company pre-purchased the Series Boss Mustang, the Series Lamborghini Jalpa and Series Dodge Viper GTS-R through loans from officers or affiliates of the Manager as described in “Use of Proceeds”. The Company also pre-purchased the Series Ferrari Testarossa and the Series BMW M3 Lightweight, through a loan made by J.J. Best & Company, a classic car financing institution, and a loan from an officer of the Manager as described in “Use of Proceeds”.

Rather than pre-purchasing assets before the Closing of an Offering, the Company may also negotiate with Automobile Sellers for the exclusive right to market, for a period of time (the “exclusivity period”) an automobile on the Rally Rd.™ Platform to Investors, as is the case with the Series Porsche Speedster, the Series Ferrari 512, the Series Jaguar XJ220, the Series Ford Mustang 7-Up Edition (majority stake), the Series Porsche 911 Speedster (minority stake), Series Lamborghini Countach LP400 S Turbo (majority stake), Series Ferrari F430 Spider and Series Ferrari 365 GTC/4. The Company plans to achieve this by pre-negotiating a purchase price (or desired amount of liquidity) and entering into an asset purchase agreement with an Automobile Seller which would close simultaneously upon the Closing of the Offering of interests in the series associated with that automobile. Then, upon Closing a successful Offering, the Automobile Seller would be compensated with a combination of cash proceeds from the offering and, if elected, equity ownership in the series associated with the automobile (as negotiated in the asset purchase agreement for such automobile) and title to the automobile would be held by, or for the benefit of, the applicable series.

Asset Liquidity

The Company intends to hold and manage all of the assets marketed on the Rally Rd.™ Platform indefinitely. Liquidity for Investors would be obtained by transferring their interests in a series (although there can be no guarantee that a secondary market for any series of interests will develop or that appropriate registrations to permit secondary trading will ever be obtained). However, should an offer to liquidate an entire asset materialize and be in the best interest of the investors, as determined by the Manager, the Manager together with the Advisory Board will consider the merits of such offers on a case-by-case basis and potentially sell the asset. Furthermore, should an asset become obsolete (e.g. lack Investor demand for its interests) or suffer from a catastrophic event, the Manager may choose to sell the asset.  As a result of a sale under any circumstances, the Manager would distribute the proceeds of such sale (together with any insurance proceeds in the case of a catastrophic event covered under the asset’s insurance contract) to the interest holders of the applicable series (after payment of any accrued liabilities or debt, including but not limited to balances outstanding under any Operating Expenses Reimbursement Obligation, on the asset or of the series at that time).

Liquidity Platform

Overview

The Manager intends to enter into arrangements with one or more registered broker-dealers that would, subject to restrictions under state and federal securities laws and in the Operating Agreement, facilitate the resale of interests issued by the Company. While there can be no assurance that we will be able to enter into such arrangements, we anticipate that the facilitation of resales of interests would be accomplished through an auction process for isolated non-issuer transactions.   Under the Company’s documentation, there will be a lock-up period of no less than 90 days for the interests of any series to be sold after their initial offering. Thereafter, we anticipate that registered brokers would accept buy or sell orders through the Rally Rd. TM Platform during a fixed period of time as part of an auction process (the “Trading Window”).  The terms of this Trading Window and the method of sale would be controlled by an unaffiliated registered broker-dealer with whom we are working, and there can be no guarantee that there will be any Trading Window at all or that the trading mechanism will be as described herein.  The Manager expects that Investors would be able to directly submit buy and sell orders to such brokers during the Trading Window without leaving the Rally Rd. TM Platform. Throughout the Trading Window, the brokers would aggregate all of the bids and asks for the interests in a particular series and, at the end of the Trading Window, determine the price at which all interests of a given series would be sold during that particular Trading Window, to the extent such sale is permitted by applicable law. Any purchases and sales would then clear and close a fixed period of time after the end of the Trading Window.

There can be no guarantee that any liquidity mechanism will develop in the manner described, that registered broker-dealers will desire to facilitate liquidity in the interests for a level of fees that would be acceptable to Investors or at all, that such Trading Windows will occur with high frequency if at all, that a market-clearing price (e.g., a price at which there is overlap between bid and ask prices) will be established during any Trading Window or that any buy or sell orders will be filled.  We anticipate that liquidity will be limited until sufficient interest has been generated on the Rally Rd. TM Platform, which may never occur.  Liquidity for the interests would in large part depend on the market supply of and demand for interests during the Trading Window, as well as applicable laws and restrictions under the Company’s Operating Agreement. It is anticipated, however, that such Trading Windows would happen on a recurring basis, although there can be no assurance that Trading Windows will occur on a regular basis or at all. Further, the frequency and duration of any Trading Window would be subject to adjustment by the brokers.

User Interface and Role of the Rally Rd.TM Platform

For the purposes of the Trading Window described above (see “—Overview”), the Rally Rd.TM Platform plans to serve as the user interface through which Investors submit buy and sell orders for interests in series of the Company to participating brokers.

For the avoidance of doubt, neither the Company, the Manager nor the Asset Manager are acting as a broker or dealer, and none of them make any recommendation as to the purchase or sale of any interests. The Rally Rd.TM Platform will merely be acting as a user interface to deliver and display information to Investors and the registered broker-dealers. Neither the Company, the Manager nor the Asset Manager will receive any compensation for its role in the trading procedure unless and until the Manager or one of its affiliates registers as a broker-dealer.  As described above under “Potential Conflicts of Interest – Conflicting interests of the Manager, the Asset Manager and the Investors”, the Manager or one of its affiliates in the future may register as a broker-dealer under state and federal securities laws, at which time it may charge fees in respect of trading of interests on the Rally Rd™ Platform.

Facilities

The Manager intends to operate the Company and manage the collection in a manner that will focus on the ongoing security of all underlying assets. The Manager will store the Underlying Assets, along with other assets, in a professional facility and in accordance with standards commonly expected when managing collectable automobiles of equivalent value and always as recommended by the Advisory Board.

The Company currently leases space in a purpose built, secure, temperature-controlled automobile storage facility in Delaware for the purposes of storing the Underlying Assets in a highly controlled environment other than when some or all of the Underlying Assets are used in Membership Experience Programs or are otherwise being utilized for marketing or similar purposes. The facility presently used by the Company is monitored by staff approximately 40 hours per week and is under constant video surveillance. Each of the underlying assets in the collection are inspected and exercised appropriately on a regular basis according to the maintenance schedule defined for each underlying asset by the Asset Manager in conjunction with members of the Advisory Board.

The Manager and the Asset Manager is located at 41 W 25th Street, 8th Floor, New York, NY 10010 and presently has three full-time employees and three part-time contractors.  The Company does not have any employees.

Government Regulation

Regulation of the automobile industry varies from jurisdiction to jurisdiction and state to state. In any jurisdictions or states in which the Company operates, it may be required to obtain licenses and permits to conduct business, including dealer and sales licenses and automobile titles and registrations issued by state and local regulatory authorities, and will be subject to local laws and regulations, including, but not limited to, import and export regulations, emissions standards, laws and regulations involving sales, use, value-added and other indirect taxes.

Claims arising out of actual or alleged violations of law could be asserted against the Company by individuals or governmental authorities and could expose the Company or each series of interests to significant damages or other penalties, including revocation or suspension of the licenses necessary to conduct business and fines.

Legal Proceedings

None of the Company, any series, the Manager, the Asset Manager or any director or executive officer of the Manager is presently subject to any material legal proceedings.

Allocation of Expenses

To the extent relevant, Offering Expenses, Acquisition Expenses, Operating Expenses, revenue generated from underlying assets and any indemnification payments made by the Company will be allocated amongst the various interests in accordance with the Manager’s allocation policy, a copy of which is available to Investors upon written request to the Manager. The allocation policy requires the Manager to allocate items that are allocable to a specific series to be borne by, or distributed to (as applicable), the applicable series of interests.  If, however, an item is not allocable to a specific series but to the Company in general, it will be allocated pro rata based on the value of underlying assets (e.g., in respect of fleet level insurance) or the number of interests, as reasonably determined by the Manager or as otherwise set forth in the allocation policy. By way of example, as of the date hereof it is anticipated that revenues and expenses will be allocated as follows:

Revenue or Expense Item	Details	Allocation Policy (if revenue or expense is not clearly allocable to a specific underlying asset)
Revenue	Membership Experience Programs (Track-Day, Car Show, Rally Rd. Museum, etc.)	Allocable pro rata to the value of each underlying asset
	Asset sponsorship models	Allocable pro rata to the value of each underlying asset
Offering Expenses	Filing expenses related to submission of regulatory paperwork for a series	Allocable pro rata to the number of underlying assets
	Underwriting expense incurred outside of Brokerage Fee	Allocable pro rata to the number of underlying assets
	Legal expenses related to the submission of regulatory paperwork for a series	Allocable pro rata to the number of underlying assets
	Audit and accounting work related to the regulatory paperwork or a series	Allocable pro rata to the number of underlying assets
	Escrow agent fees for the administration of escrow accounts related to the offering	Allocable pro rata to the number of underlying assets
	Compliance work including diligence related to the preparation of a series	Allocable pro rata to the number of underlying assets
	Bank transfer and other bank account related fees	Allocable to each underlying asset
	Transfer to and custody of Interests in DriveWealth brokerage accounts	0.75% (minimum of $500) of gross proceeds of offering

Acquisition Expense	Transportation of Underlying Asset as at time of acquisition	Allocable pro rata to the number of underlying assets
	Insurance for transportation of Underlying Asset as at time of acquisition	Allocable pro rata to the value of each underlying asset
	Preparation of marketing materials	Allocable pro rata to the number of underlying assets
	Asset technology (e.g., tracking device)	Allocable pro rata to the number of underlying assets
	Initial vehicle registration fee	Allocable directly to the applicable underlying asset
	Document fee	Allocable directly to the applicable underlying asset
	Title fee	Allocable directly to the applicable underlying asset
	Pre-Purchase Inspection	Allocable pro rata to the number of underlying assets
	Refurbishment and maintenance	Allocable directly to the applicable underlying asset

Interest / purchase option expense in the case (i) an underlying asset was pre-purchased by the Company through a loan or (ii) the Company obtained a purchase option to acquire an underlying asset, prior to the closing of an offering

Allocable directly to the applicable underlying asset
Operating Expense	Storage	Allocable pro rata to the number of underlying assets
	Security (e.g., surveillance and patrols)	Allocable pro rata to the number of underlying assets
	Custodial fees	Allocable pro rata to the number of underlying assets
	Appraisal and valuation fees	Allocable pro rata to the number of underlying assets
	Marketing expenses in connection with Membership Experience Programs	Allocable pro rata to the value of each underlying asset
	Annual registration renewal fee	Allocable directly to the applicable underlying asset
	Insurance	Allocable pro rata to the value of each underlying asset
	Maintenance	Allocable directly to the applicable underlying asset
	Transportation to Membership Experience Programs	Allocable pro rata to the number of underlying assets
	Ongoing reporting requirements (e.g. Reg A+ or Securities Act reporting)	Allocable pro rata to the number of underlying assets
	Audit, accounting bookkeeping and legal related to the reporting requirements of the series	Allocable pro rata to the number of underlying assets
	Other Membership Experience Programs related expenses (e.g., track hire, catering, facility management, film and photography crew)	Allocable pro rata to the value of each underlying asset
Indemnification Payments	Indemnification payments under the Operating Agreement	Allocable pro rata to the value of each underlying asset

Notwithstanding the foregoing, the Manager may revise and update the allocation policy from time to time in its reasonable discretion without further notice to the Investors.

MARKET OPPORTUNITY

The collectible automobile market has truly become a globalized industry as collectible automobiles have begun trading hands internationally and collectors and enthusiasts are attending an increasing number of auctions and trade shows across the globe.  The core markets remain the U.S. and Europe; however, growing markets for exotic and collectible automobiles in places such as China and the Middle East create more price insulation from localized market conditions as demand is less tied to the specific health of the general U.S. economy.  Automotive subcultures in different parts of the world, such as American Muscle Cars in Sweden or the growing trend of bespoke luxury cars in the UAE, also create unique opportunities and areas of growth outside of the established U.S. and various core European market places such as the UK, Germany and Italy.

We believe that the market for highly coveted, investment grade, collectible automobile assets will continue to appreciate and generate financial returns for Investors. We further believe that continued evolution of the macro-transportation environment and its transformation through technology should exacerbate the trend. Similarly, to the extent the macro-investment environment continues to be defined by moderate interest rates and potentially volatile returns in traditional asset classes, high performing alternative asset classes should continue to gain in prominence and benefit from positive funds flows into these asset classes. Like art and other passion asset classes, we believe that collectible automobiles will continue to become a more permanent part of many investors’ investment thesis, further increasing transparency and liquidity in this market. Sharing economy business models, like those offered by the Membership Experience Programs, will become a more efficient and enjoyable way to participate in the collector car hobby independent of investment activities, particularly among younger generations that derive more value from living asset-light and experience-heavy lifestyles.

The popularization of the collectible automobile market has been accelerated through the growth of automotive clubs, road rally events, televised and streaming automotive content (e.g., Top Gear, the Grand Tour and Jay Leno’s Garage), classic and exotic car “experiences” and auctions (e.g., Mecum Auctions, Barrett-Jackson Auctions or the Pebble Beach Concours d’Elegance), and the aforementioned broadening of the collectable scope of automobiles.  These all lead to increased participation and interest in collectible automobiles by a larger range of people and income classes. Even the millennial generation, which has at times been described as “dis-interested in automobiles”, are engaging in the hobby in relevant numbers as the older constituents of the generation start to have the means to push prices of “bedroom wall poster” cars ever higher.  This can be seen in the recent increase in demand for late model exotic cars from the 1980’s and 1990’s at large auctions and the explosive growth of the Japanese automotive market from that same time period.

We believe that the underlying rudiments of what makes a car valuable have also widened in breadth and scope in comparison to the rather traditional collectible automobile market of the 1960’s to 1990’s.  During that era, only cars from renowned manufacturers with particular relevance (generally from racing history or rarity) became particularly valuable.  We believe that today, the market also recognizes vehicles that are differentiated because of engineering significance, design, historical importance, nostalgia or the ultimate expression of a now outdated technologies or philosophies.  Cars that were not well regarded or popular when new can now see outsized value growth in today’s market versus the more traditional framework of the past, pushing entirely new categories of the collectible automobiles to market and thus supporting the continued growth and evolution of the overall collectible automobile market.

Another factor pushing the growth of the collectible automobile market is the paradigm shift the industry is facing in new technologies including modern driving technology and autonomous cars.  As new vehicles continue towards full autonomous control and electric and propulsion, there is now a factor of finality in vehicles from even recent history that are pushing the rapid price appreciation of many automobiles.  For example, the significant price increase of late model Manual Ferraris versus the F1 Automated gearbox versions of the same car has been spurred by the end of production of exotic cars with a standard manual gearbox.  The coming years represent a continued acceleration of the paradigm shift in how cars are made and driven, and the market is recognizing the significance of things like the last naturally aspirated versions of engines, the last pairing of a certain engine and gearbox or the last vehicles with unassisted or hydraulic assisted steering.  Ultimately, this results in the market recognizing the potential historical significance of cars that may only be a few years old as they mark the end of an era.

Although the global market is significantly larger, the key available, reliable statistics are for the U.S. market only.

The Hagerty Group estimates the 2016 collectible automobile market in the U.S. (the latest available figures) involved approximately $8 billion in transaction value. This represents an approximately 95% increase since 2010. It is believed that approximately 72% of collectible automobile transactions were consummated on a peer-to-peer basis, 16% at auction and 12% through dealers. As such, the majority of the market for buying and selling of collectible automobiles is outside of the public eye with very little transparency and extremely limited access to a large number of potential market participants.

According to Hagerty, the number of collectible automobiles sold at auction in the U.S. has accelerated considerably since 2010, increasing from approximately $670 million to approximately $1.31 billion in 2016 (the latest available figures). This has resulted in considerable market attention from the “spectator sport” nature of auction events and a number of auctions being broadcast on live television. This has attracted an increasing number of collectible automobile enthusiasts to attend auctions in person and watch them live on television in the hundreds of thousands and millions respectively. For example, according to the Discovery Channel (Velocity Network) statistics, 23 million people watched the Barrett-Jackson Scottsdale Arizona auction live through the Velocity Network in 2015 (the latest available statistics). This significantly outpaces the live approximately 320,000 live attendees at the auction in 2017 and the relatively small number of investors at the auctions who are actually registered to bid on assets, which has remained in the 2,500 to 10,000 range for the event.

From 2006 to 2017 the industry’s key indexes (Hagerty, K500 and Deutscher Oldtimer Index, which comprise a range of assets covering the values of sought-after collectible automobiles mainly of the post-war era) have increased by approximately 170%. During the financial crisis of 2008 to 2010, the majority of these indexes remained relatively stable to slightly up, but all have recently increased significantly in the 2013 to 2015 period and valuations were flat to slightly decreasing in 2016 but have since rebounded in 2017 and surpassed their previous 2015 highs. On average the key indexes returned approximately 9% per annum from 2006 to 2017.

We believe the overall macro-economic environment remains favorable for high performing alternative asset classes, including collectible automobiles. Interest rates are expected to remain moderate (albeit rising) across most developed economies and returns in traditional asset classes such as stocks and investment grade bonds may remain volatile. In addition to the increased transparency generally across alternative asset classes, we believe that these factors will support the trend for investors to seek returns in alternative assets, which will continue to make these a more permanent component of investment strategies broadly.

MANAGEMENT

Manager

The Manager of the Company is RSE Markets, Inc., a Delaware corporation formed on April 28, 2016.

The Company operates under the direction of the Manager, which is responsible for directing the operations of our business, directing our day-to-day affairs, and implementing our investment strategy. The Manager has established a Board of Directors and an Advisory Board that will make decisions with respect to all asset acquisitions, dispositions and maintenance schedules. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.  The Manager is responsible for determining maintenance required in order to maintain or improve the asset’s quality, determining how to monetize the underlying assets at Membership Experience Programs in order to generate profits and evaluating potential sale offers, which may lead to the liquidation of a series as the case may be.

The Company will follow guidelines adopted by the Manager and implement policies set forth in the Operating Agreement unless otherwise modified by the Manager. The Manager may establish further written policies and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. The Manager may change our objectives at any time without approval of our Interest Holders.  The Manager itself has no track record and is relying on the track record of its individual officers, directors and advisors.

The Manager performs its duties and responsibilities pursuant to our Operating Agreement. The Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our Interest Holders. Furthermore, we have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities.

Responsibilities of the Manager

The responsibilities of the Manager include:

Asset Sourcing and Disposition Services:

-Together with members of the Advisory Board, define and oversee the overall underlying asset sourcing and disposition strategy;

-Manage the Company’s asset sourcing activities including, creating the asset acquisition policy, organizing and evaluating due diligence for specific asset acquisition opportunities, and structuring partnerships with collectors, brokers and dealers who may provide opportunities to source quality assets;

-Negotiate and structure the terms and conditions of   acquisitions of assets with Automobile Sellers;

-Evaluate any potential asset takeover offers from third parties, which may result in asset dispositions, sales or other liquidity transactions;

-Structure and negotiate the terms and conditions of transactions pursuant to which underlying assets may be sold or otherwise disposed;

Services in Connection with an Offering:

-Create and manage all series of interest for offerings related to underlying assets on the Rally Rd.TM Platform;

-Develop offering materials, including the determination of its specific terms and structure and description of the underlying assets;

-Create and submit all necessary regulatory filings including, but not limited to, Commission filings and financial audits and coordinate with the broker of record, lawyers, accountants and escrow agents as necessary in such processes;

-Prepare all marketing materials related to offerings and obtain approval for such materials from the broker of record;

-Together with the broker of record, coordinate the receipt, collection, processing and acceptance of subscription agreements and other administrative support functions;

-Create and implement various technology services, transactional services, and electronic communications related to any offerings;

-All other necessary offering related services;

Asset Monetization Services:

-Create and manage all Membership Experience Programs and determine participation in such programs by any underlying assets;

-Evaluate and enter into service provider contracts related to the operation of Membership Experience Programs;

-Allocate revenues and costs related to Membership Experience Programs to the appropriate series in accordance with our allocation policy;

-Approve potential joint ventures, limited partnerships and other such relationships with third parties related to asset monetization and Membership Experience Programs;

Interest Holder Relationship Services:

-Provide any appropriate updates related to underlying assets or offerings electronically or through the Rally Rd.TM Platform;

-Manage communications with Interest Holders, including answering e-mails, preparing and sending written and electronic reports and other communications;

-Establish technology infrastructure to assist in providing Interest Holder support and services;

-Determine our distribution policy and determine amounts of and authorize Free Cash Flow distributions from time to time;

-Maintain Free Cash Flow funds in deposit accounts or investment accounts for the benefit of a Series;

Administrative Services:

-Manage and perform the various administrative functions necessary for our day-to-day operations;

-Provide financial and operational planning services and collection management functions including determination, administration and servicing of any Operating Expenses Reimbursement Obligation made to the Company or any series by the Manager to cover any Operating Expense shortfalls;

-Administer the potential issuance of additional Interests to cover any potential Operating Expense shortfalls;

-Maintain accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and required to be filed with the Commission and any other regulatory agency, including annual and semi-annual financial statements;

-Maintain all appropriate books and records for the Company and all the series of interests;

-Obtain and update market research and economic and statistical data in connection with the underlying assets and the general collectible automobile market;

-Oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;

-Supervise the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;

-Provide all necessary cash management services;

-Manage and coordinate with the transfer agent, if any, the process of making distributions and payments to Interest Holders or the transfer or re-sale of securities as may be permitted by law;

-Evaluate and obtain adequate insurance coverage for the underlying assets based upon risk management determinations;

-Provide timely updates related to the overall regulatory environment affecting the Company, as well as managing compliance with regulatory matters;

-Evaluate our corporate governance structure and appropriate policies and procedures related thereto; and

-Oversee all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

Executive Officers, Directors and Key Employees of the Manager

The following individuals constitute the Board of Directors, executive management and significant employees of the Manager:

Name	Age	Position	Term of Office (Beginning)
Christopher J. Bruno	38	Chief Executive Officer, Director	05/2016
Robert A. Petrozzo	35	Chief Product Officer	06/2016
Maximilian F. Niederste-Ostholt	38	Chief Financial Officer	08/2016
Greg Bettinelli	46	Director	07/2018
Joshua Silberstein	43	Director	10/2016
Arun Sundararajan	48	Director	10/2016

Background of Officers and Directors of the Manager

The following is a brief summary of the background of each director and executive officer of the Manager:

Christopher J. Bruno, Chief Executive Officer

Chris is a serial entrepreneur who has developed several online platform businesses. In 2013, Chris co-founded Network of One, a data-driven content investment platform focused on the YouTube market where he worked until 2016. Prior to Network of One, Chris co-founded Healthguru, a leading health information video platform on the web (acquired by Propel Media, Inc., OTC BB: PROM) where he worked from 2005 to 2013.

Chris began his career working in venture capital at Village Ventures where he invested in early-stage companies across the online media, telecommunications, software, medical devices, consumer products and e-commerce industries. Chris worked at Village Ventures from 2002 to 2005.

From 2004 to 2005, Chris also worked as an analyst directly for the management team of Everyday Health (NYSE: EVDY) during its growth phase.

Chris graduated magna cum laude with Honors from Williams College with a degree in Economics and received his MBA, beta gamma sigma, from the NYU Stern School of Business with a specialization in Finance and Entrepreneurship.

Robert A. Petrozzo, Chief Product Officer

Rob is a designer and creative thinker who has led the development of multiple award-winning technology platforms in both the software and hardware arenas. For the past decade, he has specialized in the product design space having created authoring components, architected the front-end of distribution platforms, and designed interactive content platforms for both consumers & enterprises. In his most recent role, he led the UX & UI effort at computer vision & robotics startup KeyMe, building interactive products from the ground up and deploying both mobile & kiosk-based software nationwide. Rob worked at KeyMe from 2014 to 2016.

His previous roles include internal software design for Ares Management (2013 to 2014), and Creative Director at ScrollMotion (2010 to 2013), where he led a team of content creators and product developers to release a fully integrated authoring tool and over 300 custom enterprise apps for Fortune 50 and 100 clientele across 12 countries including Hearst, Roche, J&J, Genentech, and the NFL.

Rob received his degree in User-Centered Design with a peripheral curriculum in User Psychology from the University of Philadelphia.

Maximilian F. Niederste-Ostholt, Chief Financial Officer

Max has spent 9 years in the finance industry, working in the investment banking divisions of Lehman Brothers from 2007 to 2008 and Barclays from 2008 to 2016. At both firms he was a member of the healthcare investment banking group, most recently as Director focused on M&A and financing transactions in the Healthcare IT and Health Insurance spaces. Max has supported the execution of over $100 billion of financing and M&A transactions across various sectors of the healthcare space including buy-side and sell-side M&A assignments and financings across high grade and high yield debt, equities and convertible financings. Work performed on these transactions included amongst other aspects, valuation, contract negotiations, capital raising support and general transaction execution activities.

Prior to his career in investment banking, Max worked in management consulting at A.T. Kearney from 2002 to 2005 focused on engagements in the automotive, IT and healthcare spaces. During this time, he worked on asset sourcing, logistics and process optimization projects.

Max graduated from Williams College with a Bachelor of Arts in Computer Science and Economics and received Master of Business Administration, beta gamma sigma, from NYU’s Stern School of Business.

Greg Bettinelli, Director

Greg has over 20 years of experience in the Internet and e-commerce industries.

 In 2013 he joined the venture capital firm Upfront Ventures as a Partner and is focused on investments in businesses at the intersection of retail and technology. One of Greg's most notable investments, Ring, was acquired by Amazon for $1 billion in 2018.

 Prior to joining Upfront Ventures, from 2009 to 2013, Greg was the Chief Marketing Officer for HauteLook, a leading online flash-sale retailer which was acquired by Nordstrom, Inc. in March 2011 for $270 million.

 Before joining HauteLook, from 2008 to 2009, Greg served as Executive Vice President of Business Development and Strategy at Live Nation, where he was responsible for the strategic direction and key business partnerships for Live Nations' ticketing and digital businesses. Prior to Live Nation, from 2003 to 2008, Greg held a number of leadership positions at eBay, including Sr. Director of Business Development for StubHub and Director of Event Tickets and Media. While at eBay, Greg played a lead role in eBay's acquisition of StubHub in 2007 for $307 million.

 Earlier in his career, Greg held a number of roles in marketing, finance, and business development at companies in the financial services and healthcare industries.

 Greg holds a BA in Political Science from the University of San Diego and an MBA from Pepperdine University's Graziadio School of Business and Management.

Josh Silberstein, Director

Joshua is a seasoned operator and entrepreneur with in excess of 15 years of experience successfully building companies – as a founder, investor, board member, and CEO.

Joshua co-founded Healthguru in 2006 and led the company from idea to exit in 2013.  When Healthguru was acquired by Propel Media, Inc. (OTC BB: PROM), a publicly traded video syndication company, in 2013, Healthguru was a leading provider of health video on the web (as at 2013 it had 917 million streams and a 49.1% market share in health videos).

After the acquisition, Joshua joined Propel Media as President and completed a transformative transaction that quadrupled annual revenue and dramatically improved profitability.  When the deal – a reverse merger – was completed, it resulted in an entity with over $90 million in revenue and approximately $30 million in EBITDA.

In the past several years, Joshua has taken an active role with more than a dozen companies (with approximately $3 million to $47 million in revenue) – both in operating roles (Interim President, Chief Strategy Officer) and in an advisory capacity (to support a capital raise or lead an M&A transaction).

Earlier in his career, Joshua was a venture capitalist at BEV Capital, where he was part of teams that invested nearly $50 million in early-stage consumer businesses (including Alloy.com and Classmates Online) and held a number of other senior operating roles in finance, marketing, and business development.

Joshua has a BS in Economics from the Wharton School (summa cum laude) and an MBA from Columbia University (beta gamma sigma).

Arun Sundararajan, Director

Arun is Professor and the Robert L. and Dale Atkins Rosen Faculty Fellow at New York University’s (NYU) Stern School of Business, and an affiliated faculty member at many of NYU’s interdisciplinary research centers, including the Center for Data Science and the Center for Urban Science and Progress. He joined the NYU Stern faculty in 1998.

Arun’s research studies how digital technologies transform business, government and civil society. His current research topics include digital strategy and governance, crowd-based capitalism, the sharing economy, the economics of automation, and the future of work. He has published over 50 scientific papers in peer-reviewed academic journals and conferences, and over 30 op-eds in outlets that include The New York Times, The Financial Times, The Guardian, Wired, Le Monde, Bloomberg View, Fortune, Entrepreneur, The Economic Times, LiveMint, Harvard Business Review, Knowledge@Wharton and Quartz. He has given more than 250 invited talks at industry, government and academic forums internationally. His new book, “The Sharing Economy,” was published by the MIT Press in June 2016.

Arun is a member of the World Economic Forum’s Global Futures Council on Technology, Values and Policy. He interfaces with tech companies at various stages on issues of strategy and regulation, and with non-tech companies trying to understand how to forecast and address changes induced by digital technologies. He has provided expert input about the digital economy as part of Congressional testimony, and to various city, state and federal government agencies.

Arun holds a Ph.D. in Business Administration and an M.S. in Management Science from the University of Rochester, and a B. Tech. in Electrical Engineering from the Indian Institute of Technology, Madras.

Advisory Board

Responsibilities of the Advisory Board

The Advisory Board will support the Company, the Asset Manager and the Manager and consists of members of our expert network and additional advisors to the Manager. It is anticipated that the Advisory Board will review the Company’s relationship with, and the performance of, the Manager, and generally approve the terms of any material or related-party transactions.  In addition, it is anticipated that the Advisory Board will be responsible for the following:

(i)Approving, permitting deviations from, making changes to, and annually reviewing the asset acquisition policy;

(ii)Evaluating all asset acquisitions;

(iii)Evaluating any third party offers for asset acquisitions and approving asset dispositions that are in the best interest of the Company and the Interest Holders;

(iv)Providing guidance with respect to the appropriate levels of annual fleet level insurance costs and maintenance costs specific to each individual asset;

(v)Reviewing material conflicts of interest that arise, or are reasonably likely to arise with the managing member, on the one hand, and the Company, a series or the Economic Members, on the other hand, or the Company or a series, on the one hand, and another series, on the other hand;

(vi)Approving any material transaction between the Company or a series, on the one hand, and the Manager or any of its affiliates, another series or an interest holder, on the other hand, other than for the purchase of interests;

(vii)Reviewing the total fees, expenses, assets, revenues, and availability of funds for distributions to Interest Holders at least annually or with sufficient frequency to determine that the expenses incurred are reasonable in light of the investment performance of the assets, and that funds available for distributions to Interest Holders are in accordance with our policies; and

(viii)Approving any service providers appointed by the Manager in respect of the underlying assets.

The resolution of any conflict of interest approved by the Advisory Board shall be conclusively deemed fair and reasonable to the Company and the Members and not a breach of any duty at law, in equity or otherwise.  The Members of the Advisory Board are not managers or officers of the Company or any series and do not have fiduciary or other duties to the interest holders of any series.

Compensation of the Advisory Board

The Manager will compensate the Advisory Board or their nominees (as so directed by an Advisory Board member) for their service by issuing to them shares of common stock in the Manager subject to traditional vesting terms. As such, it is anticipated that the members of the Advisory Board will be compensated by the Manager and that their costs will not be borne by any given Series of Interests, although members of the Advisory Board may be reimbursed by a series for out-of-pocket expenses incurred by such Advisory Board member in connection with a series of interests (e.g. travel related to evaluation of an asset).

Members of the Advisory Board

We plan to continue to build the Advisory Board over time and are in advanced discussions with various experts in the collectible automobile market. We have already established an informal network of expert advisors who support the Company in asset acquisitions, valuations and negotiations. To date three individuals have formally joined the Manager’s Advisory Board:

Roger Wiegley

Roger has over 30 years of legal and risk management experience.  He is a practicing attorney through his company Roger Wiegley Law Offices, which he started in 2013.  He is also a senior adviser to KPMG (insurance and reinsurance) as well as a consultant to several AXA companies in Europe and the United States, and he is the founder and a director of Global Risk Consulting, Ltd., a UK consulting company.

Roger spent the first 18 years of his career practicing law at Sullivan & Cromwell; Sidley & Austin; and Pillsbury Winthrop Shaw Pittman, focused on clients in the financial sector. From 1998 to 2001 he was the chief counsel for the commercial bank branches of Credit Suisse First Boston in the Americas and served as Head of Regional Oversight for CSFB in the Asia-Pacific Region. He held various other general counsel and legal positions at various companies including Winterthur Swiss Insurance Company and Westmoreland Coal Company from 2001 to 2007.  From 2008 to 2013, Roger was the Global General Counsel of AXA Liabilities Managers.

Joseph J. Amodio (aka “Uncle Joe”)

Uncle Joe has over 30 years of experience as a new car dealer, used car dealer, independent lessor, as well as in the acquisition, leasing, importing and exporting of vehicles from Europe and Canada.  In 2001 he founded International Motorcars, Inc., which has been involved in the acquisition, appraisal and sale of collectible and luxury cars, both in the U.S. and internationally.

In addition, Uncle Joe was one of the pioneers of independent leasing, as well as paint-less dent removal.  He founded Gold Key Leasing and Wings and Wheels Leasing in 1990, prior to the creation of the now common leasing programs by the manufacturers.  He founded Dent Magician, a leading provider in paint-less dent removal, in 2001 and sold it to Dent Wizard in 2007.

COMPENSATION

Compensation of Executive Officers

We do not currently have any employees, nor do we currently intend to hire any employees who will be compensated directly by the Company. Each of the executive officers of the Manager manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of the Manager, from RSE Markets, Inc.  Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to the Manager, we do not intend to pay any compensation directly to these individuals.

Compensation of Manager

The Manager may receive Sourcing Fees and reimbursement for costs incurred relating to this and other offerings (e.g., Offering Expenses and Acquisition Expenses) and, in its capacity as Asset Manager, a Management Fee. Neither the Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of the Interests.

As of the date of this filing, the annual compensation of the Manager was as follows:

Year	Name	Capacities in which compensation was received (e.g., Chief Executive Officer, director, etc.)	Cash compensation ($)	Other compensation ($)	Total compensation ($)
2016	RSE Markets, Inc.	Manager	$0	$0	$0
2017	RSE Markets, Inc.	Manager	$3,691	$0	$3,691
2018 (1)	RSE Markets, Inc.	Manager	$3,565	$0	$3,565

(1)Represents payments to the Manager through June 30, 2018.

With the closing of our first Offering for Series of Interest #77LE1 on April 13, 2017, the Manager received a Sourcing Fee of $3,691. With the Closing of our Offering for Series of Interest #69BM1 on February 7, 2018, the Manager received a Sourcing Fee of $2,986. With the Closing of our Offering for Series of Interest #85FT1 on February 15, 2018, the Manager did not receive a Sourcing Fee. With the Closing of our Offering for Series of Interest #88LJ1 on April 12, 2018, the Manager received a Sourcing Fee of $578. With the Closing of our Offering for Series of Interest #55PS1 on June 6, 2018, the Manager did not receive a Sourcing Fee. With the Closing of our Offering for Series of Interest #95BL1 on July 12, 2018, the Manager received a Sourcing Fee of $1. With the Closing of our Offering for Series of Interest #90FM1 on July 31, 2018, the Manager received a Sourcing Fee of $340. With the Closing of our Offering for Series of Interest #89PS1 on July 31, 2018, the Manager received a Sourcing Fee of $1,771.

The Manager will receive Sourcing Fees for each subsequent offering for series of interests in the Company that closes as per the use of proceeds of the respective offerings.

In addition, should a series’ revenue exceed its ongoing Operating Expenses and various other potential financial obligations of the series, the Manager in its capacity as the Asset Manager may receive a Management Fee as described in “Description of the Business –Management Fee.” To date, no Management Fees have been paid by any series and we do not expect to pay any Management Fees in Fiscal Year 2018.

A more complete description of Management of the Company is included in “Description of the Business” and “Management”.

PRINCIPAL INTEREST HOLDERS

The Company is managed by RSE Markets, Inc. At the Closing of each Offering, RSE Markets, Inc. or an affiliate will own at least 2% of the Interests (40 Interests) in Series #69BM1, Series #88LJ1, Series #85FT1, Series #55PS1 and Series #83FB1, acquired on the same terms as the other Investors, provided that no Brokerage Fees will be payable in respect thereof. Throughout each Offering, RSE Markets, Inc. or an affiliate, has the right to purchase up to an additional 8% of the Interests, capped at 200 Interests or 10% in total of each Series.  RSE Markets, Inc. or an affiliate may sell some or all of the Interests acquired pursuant to each Offering from time to time after the Closing of an Offering.  The address of RSE Markets, Inc. is 41 W. 25th Street, 8th Floor, New York, NY 10010.

As of date of this filing, the securities of the Company are beneficially owned as follows:

Title of class	Name of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Interests –Series #77LE1	RSE Markets, Inc.	200 Interests	N/A	10%
Interests – Series #69BM1	RSE Markets, Inc.	196 Interest	N/A	10%
Interests – Series #85FT1	RSE Markets, Inc.	194 Interest	N/A	10%
Interests – Series #88LJ1	RSE Markets, Inc.	195 Interest	N/A	10%
Interests – Series #55PS1	RSE Markets, Inc.	200 Interest	N/A	10%
Interests – Series #83FB1	RSE Markets, Inc.	1 Interest	N/A	100%*
Interests – Series #93XJ1	RSE Markets, Inc.	1 Interest	N/A	100%*
Interests – Series #95BL1	RSE Markets, Inc.	43 Interests	N/A	2%
Interests – Series #90FM1	RSE Markets, Inc.	40 Interests	N/A	2%
Interests – Series #89PS1	RSE Markets, Inc.	40 Interests	N/A	2%
Interests – Series #98DV1	RSE Markets, Inc.	1 Interest	N/A	100%*
Interests – Series #80LC1	RSE Markets, Inc.	1 Interest	N/A	100%*
Interests – Series #06FS1	RSE Markets, Inc.	1 Interest	N/A	100%*
Interests – Series #72FG1	RSE Markets, Inc.	1 Interest	N/A	100%*

*Upon designation of the Series, RSE Markets, Inc. became the initial member holding 100% of the interest in the Series.  Upon the Closing of the Offering, RSE Markets, Inc. expects to own at least 2% of the Series.

On April 13, 2017, the Company completed the funding for its first Series of Interest #77LE1, through a Rule 506(c) private placement for a total offering value of $77,700. At the close of Series #77LE1 Offering, the Manager owned 200 Interests in Series #77LE1 and 35 other investors held the remainder of the Interests.

On February 7, 2018, the Company completed the funding for Series of Interest #69BM1, for a total offering value of $115,000.  At the close of the Series #69BM1 Offering, the Manager owned 196 Interests in Series #69BM1 and 265 other investors held the remainder of the Interests.

On February 15, 2018, the Company completed the funding for Series of Interest #85FT1, for a total offering value of $165,000.  At the close of the Series #85FT1 Offering, the Manager owned 194 Interests in Series #85FT1 and 323 other investors held the remainder of the Interests.

On April 12, 2018, the Company completed the funding for Series of Interest #88LJ1, for a total offering value of $135,000.  At the close of the Series #88LJ1 Offering, the Manager owned 195 Interests in Series #88LJ1 and 296 other investors held the remainder of the Interests.

On June 6, 2018, the Company completed the funding for Series of Interest #55PS1, for a total offering value of $425,000.  At the close of the Series #55PS1 Offering, the Manager owned 200 Interests in Series #55PS1 and 291 other investors held the remainder of the Interests.

On July 12, 2018, the Company completed the funding for Series of Interest #95BL1, for a total offering value of $118,500.  At the close of the Series #55PS1 Offering, the Manager owned 43 Interests in Series #95BL1 and 410 other investors held the remainder of the Interests.

On July 31, 2018, the Company completed the funding for Series of Interest #90FM1, for a total offering value of $16,500.  At the close of the Series #90FM1 Offering, the Manager owned 40 Interests, the Automobile Seller retained 500 Interests and 95 other investors held the remainder of the Interests.

On July 31, 2018, the Company completed the funding for Series of Interest #89PS1, for a total offering value of $165,000.  At the close of the Series #89PS1 Offering, the Manager owned 40 Interests, the Automobile Seller retained 1,200 Interests and 171 other investors held the remainder of the Interests.

DESCRIPTION OF INTERESTS OFFERED

The following is a summary of the principal terms of, and is qualified by reference to the Operating Agreement, attached hereto as Exhibit 2.2, and the Subscription Agreements for each Series, attached hereto as Exhibit 4.1 through Exhibit 4.7, relating to the purchase of the applicable Series of Interests.  This summary is qualified in its entirety by reference to the detailed provisions of those agreements, which should be reviewed in their entirety by each prospective Investor.  In the event that the provisions of this summary differ from the provisions of the Operating Agreement or the Subscription Agreement (as applicable), the provisions of the Operating Agreement or the Subscription Agreement (as applicable) shall apply.  Capitalized terms used in this summary that are not defined herein shall have the meanings ascribed thereto in the Operating Agreement.

Description of the Interests

The Company is a series limited liability company formed pursuant to Section 18-215 of the Delaware Limited Liability Company Act (the “LLC Act”).  The purchase of membership interests in a Series of the Company is an investment only in that particular Series and not an investment in the Company as a whole.  In accordance with the LLC Act, each Series of Interests is, and any other series of interests if issued in the future will be, a separate series of limited liability company interests of the Company and not in a separate legal entity. The Company has not issued, and does not intend to issue, any class of any Series of Interests entitled to any preemptive, preferential or other rights that are not otherwise available to the Interest Holders purchasing Interest in connection with any Offering.

Title to the underlying assets will be held by, or for the benefit of, the applicable series of interests.  We intend that each series of interests will own its own collectible automobile.  We do not anticipate that any of the Series will acquire any collectible automobiles other than the respective Underlying Assets.  A new series of interests will be issued for future automobiles.  An Investor who invests in an Offering will not have any indirect interest in any other collectible automobile unless the investor also participates in a separate offering associated with that other collectible automobile.

Section 18-215(b) of the LLC Act provides that, if certain conditions are met, (including that certain provisions are in the formation and governing documents of the series limited liability company, and if the records maintained for any such series account for the assets associated with such series separately from the assets of the limited liability company, or any other series), then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable only against the assets of such series and not against the assets of the limited liability company generally or any other series.  Accordingly, the Company expects the Manager to maintain separate, distinct records for each series and its associated assets and liabilities.  As such, the assets of a series include only the automobile associated with that series and other related assets (e.g., cash reserves).  As noted in the “Risk Factors” section, the limitations on inter-series liability provided by Section 18-215(b) have never been tested in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one series of interests should be applied to meet the liabilities of the other series of interests or the liabilities of the Company generally where the assets of such other series of interests or of the Company generally are insufficient to meet the Company’s liabilities.

Section 18-215(c) of the LLC Act provides that a series of interests established in accordance with Section 18-215(b) may carry on any lawful business, purpose or activity, other than the business of banking, and has the power and capacity to, in its own name, contract, hold title to assets (including real, personal and intangible property), grant liens and security interests, and sue and be sued.  The Company intends for each series of interests to conduct its business and enter into contracts in its own name to the extent such activities are undertaken with respect to a particular series and title to the relevant underlying asset will be held by, or for the benefit of, the relevant series.

All of the Series of Interests offered by this Offering Circular will be duly authorized and validly issued.  Upon payment in full of the consideration payable with respect to the Series of Interests, as determined by the Manager, the Interest Holders of such Series of Interests will not be liable to the Company to make any additional capital contributions with respect to such Series of Interests (except for the return of distributions under certain circumstances as required by Sections 18-215, 18-607 and 18-804 of the LLC Act).  Holders of Series of Interests have no conversion, exchange, sinking fund, redemption or appraisal rights, no pre-emptive rights to subscribe for any Interests and no preferential rights to distributions.

In general, the Interest Holders of a particular Series of Interests (which may include the Manager, its affiliates or the Automobile Sellers) will participate exclusively in 50% of the available Free Cash Flow derived from the Underlying Asset of such Series less expenses (as described in “Distribution rights” below).  The Manager, an affiliate of the Company, will own a minimum of 2% of the Interests in each Series acquired for the same price as all other Investors. The Manager has the option to purchase an additional 8% of Interests in each Series as part of an Offering for a total of 10%.  The Manager may sell its Interests in a particular Series pursuant to this Offering Statement from time to time after the Closing of an Offering.  The Manager has the authority under the Operating Agreement to cause the Company to issue Interests to investors as well as to other Persons for such cost (or no cost) and on such terms as the Manager may determine, subject to the terms of the Series Designation applicable to such Series of Interests.

The Series #83FB1, Series #93XJ1, Series #98DV1, Series #80LC1, Series #06FS1 and Series #72FG1 will use the proceeds of the respective Offerings to repay the loans taken to acquire Series Jaguar XJ220 and Series Dodge Viper GTS-R and, in the case of the Series Ferrari 512, Series Lamborghini Countach LP400 S Turbo, Series Ferrari F430 Spider and Series Ferrari 365 GTC/4 pay the Automobile Sellers pursuant to the respective asset purchase agreements, as well as pay certain fees and expenses related to the acquisition and each Offering (please see the “Use of Proceeds” sections for further details). An Investor in an Offering will acquire an ownership interest in the Series of Interests related to that Offering and not, for the avoidance of doubt, in (i) the Company, (ii) any other series of interests, (iii) the Manager, (iv) the Rally Rd.™ Platform or (v) the Underlying Asset associated with the Series or any underlying asset owned by any other series of interest. Although our Interests will not immediately be listed on a stock exchange and a liquid market in the Interests cannot be guaranteed, we plan to create our own trading market or partner with an existing platform to allow for trading of the Interests, although the creation of such a market or the timing of such creation cannot be guaranteed (please review additional risks related to liquidity in the “Risk Factors” section).

Further issuance of Interests

Only Series #83FB1 Interests, Series #93XJ1 Interests, Series #98DV1 Interests, Series #80LC1 Interests, Series #06FS1 Interests and Series #72FG1 Interests are being offered and sold pursuant to this Offering Circular.  The Operating Agreement provides that the Company may issue Interests of each Series of Interests to no more than 2,000 qualified purchasers (no more than 500 of which may be non-accredited investors). The Manager has the option to issue additional Interests (in addition to those issued in connection with any Offering) on the same terms as the applicable Series of Interests is being offered hereunder as may be required from time to time in order to pay any Operating Expenses which exceed revenue generated from the applicable Underlying Asset.

Distribution rights

The Manager has sole discretion in determining what distributions of Free Cash Flow, if any, are made to Interest Holders except as otherwise limited by law or the Operating Agreement. The Company expects the Manager to distribute any Free Cash Flow on a semi-annual basis as set forth below.  However, the Manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion.

Any Free Cash Flow generated by a Series of Interests from the utilization of the associated Underlying Asset shall be applied, with respect to such Series, in the following order of priority:

(i)repay any amounts outstanding under Operating Expenses Reimbursement Obligation plus accrued interest, and

(ii)thereafter, to create such reserves as the Manager deems necessary, in its sole discretion, to meet future Operating Expenses, and

(iii)thereafter, 50% (net of corporate income taxes applicable to such Series of Interests) by way of distribution to the Interest Holders of the Series of Interests, which may include the Automobile Sellers of the Underlying Asset or the Manager or any of its affiliates, and

(iv)50% to the Asset Manager in payment of the Management Fee.

No series will distribute an underlying asset in kind to its interest holders.

The LLC Act (Section 18-607) provides that a member who receives a distribution with respect to a series and knew at the time of the distribution that the distribution was in violation of the LLC Act shall be liable to the series for the amount of the distribution for three years.  Under the LLC Act, a series limited liability company may not make a distribution with respect to a series to a member if, after the distribution, all liabilities of such series, other than liabilities to members on account of their limited liability company interests with respect to such series and liabilities for which the recourse of creditors is limited to specific property of such series, would exceed the fair value of the assets of such series.  For the purpose of determining the fair value of the assets of the series, the LLC Act provides that the fair value of property of the series subject to liability for which recourse of creditors is limited shall be included in the assets of such series only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the LLC Act, an assignee who becomes a substituted member of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to it at the time the assignee became a member and that could not be ascertained from the operating agreement.

Redemption provisions

The Interests are not redeemable.

Registration rights

There are no registration rights in respect of the Interests.

Voting rights

The Manager is not required to hold an annual meeting of Interest Holders.  The Operating Agreement provides that meetings of interest holders may be called by the Manager and a designee of the Manager shall act as chairman at such meetings.  The Investor does not have any voting rights as an interest holder in the Company or a series except with respect to:

(i)the removal of the Manager;

(ii)the dissolution of the Company upon the for-cause removal of the Manager, and

(iii)an amendment to the Operating Agreement that would:

a.enlarge the obligations of, or adversely effect, an interest holder in any material respect;

b.reduce the voting percentage required for any action to be taken by the holders of interests in the Company under the Operating Agreement;

c.change the situations in which the Company and any series can be dissolved or terminated;

d.change the term of the Company (other than the circumstances provided in the Operating Agreement); or

e.give any person the right to dissolve the Company.

When entitled to vote on a matter, each interest holder will be entitled to one vote per interest held by it on all matters submitted to a vote of the interest holders of an applicable series or of the interest holders of all series of the Company, as applicable.  The removal of the Manager as manager of the Company and all series of interests must be approved by two-thirds of the votes that may be cast by all interest holders in any series of the Company. All other matters to be voted on by the Interest Holders must be approved by a majority of the votes cast by all interest holders in any series of the Company present in person or represented by proxy.

The consent of the holders of a majority of the Interests of a Series is required for any amendment to the Operating Agreement that would adversely change the rights of such Series of Interests, result in mergers, consolidations or conversions of such Series of Interests and for any other matter as the Manager, in its sole discretion, determines will require the approval of the holders of the Interests voting as a separate class.

The Manager or its affiliates (if they hold series of interests) may not vote as an interest holder in respect of any matter put to the Interest Holders.  However, the submission of any action of the Company or a series for a vote of the Interest Holders shall first be approved by the Manager and no amendment to the Operating Agreement may be made without the prior approval of the Manager that would decrease the rights of the Manager or increase the obligations of the Manager thereunder.

The Manager has broad authority to take action with respect to the Company and any series.  See “Management” for more information.  Except as set forth above, the Manager may amend the Operating Agreement without the approval of the interest holders to, among other things, reflect the following:

•the merger of the Company, or the conveyance of all of the assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in the legal form into another limited liability entity;

a change that the Manager determines to be necessary or appropriate to implement any state or federal statute, rule, guidance or opinion;

a change that the Manager determines to be necessary, desirable or appropriate to facilitate the trading of interests;

•a change that the Manager determines to be necessary or appropriate for the Company to qualify as a limited liability company under the laws of any state or to ensure that each series will continue to qualify as a corporation for U.S. federal income tax purposes;

•an amendment that the Manager determines, based upon the advice of counsel, to be necessary or appropriate to prevent the Company, the Manager, or the officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act 1940, the Investment Advisers Act 1940 or “plan asset” regulations adopted under ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•any amendment that the Manager determines to be necessary or appropriate for the authorization, establishment, creation or issuance of any additional series;

•an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the Operating Agreement;

•any amendment that the Manager determines to be necessary or appropriate for the formation by the Company of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the Operating Agreement;

•a change in the fiscal year or taxable year and related changes; and

•any other amendments which the Manager deems necessary or appropriate to enable the Manager to exercise its authority under the Agreement.

In each case, the Manager may make such amendments to the Operating Agreement provided the Manager determines that those amendments:

•do not adversely affect the interest holders (including any particular series of interests as compared to other series of interests) in any material respect;

•are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•are necessary or appropriate to facilitate the trading of interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the interests may be listed for trading, compliance with any of which the Manager deems to be in the best interests of the Company and the interest holders;

•are necessary or appropriate for any action taken by the Manager relating to splits or combinations of interests under the provisions of the Operating Agreement; or

•are required to effect the intent expressed in this prospectus or the intent of the provisions of the Operating Agreement or are otherwise contemplated by the Operating Agreement.

Furthermore, the Manager retains sole discretion to create and set the terms of any new series and will have the sole power to acquire, manage and dispose of underlying asset of each series.

Liquidation rights

The Operating Agreement provides that the Company shall remain in existence until the earlier of the following: (i) the election of the Manager to dissolve it; (ii) the sale, exchange or other disposition of substantially all of the assets of the Company; (iii) the entry of a decree of judicial dissolution of the Company; (iv) at any time that the Company no longer has any members, unless the business is continued in accordance with the LLC Act; and (v) a vote by a majority of all interest holders of the Company following the for-cause removal of the Manager.  Under no circumstances may the Company be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members who hold more than two-thirds of the interests in the profits of the Company).

A series shall remain in existence until the earlier of the following: (i) the dissolution of the Company, (ii) the election of the Manager to dissolve such series; (iii) the sale, exchange or other disposition of substantially all of the assets of the series; or (iv) at any time that the series no longer has any members, unless the business is continued in accordance with the LLC Act.  Under no circumstances may a series of interests be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members holding more than two-thirds of the interests in the profits of the series of interests).

Upon the occurrence of any such event, the Manager (or a liquidator selected by the Manager) is charged with winding up the affairs of the series of interests or the Company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a series of interests or the Company as a whole, as applicable, the underlying assets will be liquidated and any after-tax proceeds distributed: (i) first, to any third party creditors, (ii) second, to any creditors that are the Manager or its affiliates (e.g., payment of any outstanding Operating Expenses Reimbursement Obligation), and thereafter, (iii) to the interest holders of the relevant series of interests, allocated pro rata based on the number of interests held by each interest holder (which may include the Manager, any of its affiliates and the Automobile Seller and which distribution within a series will be made consistent with any preferences which exist within such series).

Transfer restrictions

The Interests are subject to restrictions on transferability. An Interest Holder may not transfer, assign or pledge its Interests without the consent of the Manager.  The Manager may withhold consent in its sole discretion, including when the Manager determines that such transfer, assignment or pledge would result in (a) there being more than 2,000 beneficial owners of the Series or more than 500 beneficial owners of the Series that are not “accredited investors”, (b) the assets of the Series being deemed “plan assets” for purposes of ERISA, (c) such Interest Holder holding in excess of 19.9% of the Series, (d) result in a change of US federal income tax treatment of the Company and the Series, or (e) the Company, the Series or the Manager being subject to additional regulatory requirements. The transferring interest holder is responsible for all costs and expenses arising in connection with any proposed transfer (regardless of whether such sale is completed) including any legal fees incurred by the Company or any broker or dealer, any costs or expenses in connection with any opinion of counsel and any transfer taxes and filing fees.  The Manager may transfer all or any portion of the interests held by the Manager at any time and from time to time. The restrictions on transferability listed above will also apply to any resale of interests via the Rally Rd.TM Platform through one or more third-party broker-dealers (see “Description of the Business – Liquidity Platform” for additional information).

Additionally, unless and until the Interests of the Company are listed or quoted for trading, there are restrictions on the holder’s ability to the pledge or transfer the Interests.  There can be no assurance that we will, or will be able to, register the Interests for resale. Therefore, Investors may be required to hold their Interests indefinitely. Please refer to Exhibit 2.2 and Exhibits 4.1 through 4.6 for additional information regarding these restrictions.  To the extent certificated, the Interests issued in each Offering, to the extent certificated, will bear a legend setting forth these restrictions on transfer and any legends required by state securities laws.

Agreement to be bound by the Operating Agreement; power of attorney

By purchasing Interests, the Investor will be admitted as a member of the Company and will be bound by the provisions of, and deemed to be a party to, the Operating Agreement.  Pursuant to the Operating Agreement, each

Investor grants to the Manager a power of attorney to, among other things, execute and file documents required for the Company’s qualification, continuance or dissolution. The power of attorney also grants the Manager the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, the Operating Agreement.

Duties of officers

The Operating Agreement provides that, except as may otherwise be provided by the Operating Agreement, the property, affairs and business of each series of interests will be managed under the direction of the Manager.  The Manager has the power to appoint the officers and such officers have the authority and exercise the powers and perform the duties specified in the Operating Agreement or as may be specified by the Manager. The Manager intends to appoint RSE Markets, Inc. as the Asset Manager of each series of interests to manage the underlying assets.

The Company may decide to enter into separate indemnification agreements with the directors and officers of the Company, the Manager or the Asset Manager (including if the Manager or Asset Manager appointed is not RSE Markets, Inc.).  If entered into, each indemnification agreement is likely to provide, among other things, for indemnification to the fullest extent permitted by law and the Operating Agreement against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim.  The indemnification agreements may also provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to the Company if it is found that such indemnitee is not entitled to such indemnification under applicable law and the Operating Agreement.

Exclusive jurisdiction

Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, and each Investor will covenant and agree not to bring any such claim in any other venue. If an Interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement, it would have to do so in the Delaware Court of Chancery.

Listing

The Interests are not currently listed or quoted for trading on any national securities exchange or national quotation system.

MATERIAL UNITED STATES TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of the Interests to United States holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (the “IRS”), with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any United States state or local or any non-United States jurisdiction or under United States federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an Investor’s particular circumstances or to Investors that may be subject to special tax rules, including, without limitation:

(i)banks, insurance companies or other financial institutions;

(ii)persons subject to the alternative minimum tax;

(iii)tax-exempt organizations;

(iv)dealers in securities or currencies;

(v)traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

(vi)persons that own, or are deemed to own, more than five percent of our Interests (except to the extent specifically set forth below);

(vii)certain former citizens or long-term residents of the United States;

(viii)persons who hold our Interests as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

(ix)persons who do not hold our Interests as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

(x)persons deemed to sell our Interests under the constructive sale provisions of the Code.

In addition, if a partnership, including any entity or arrangement, domestic or foreign, classified as a partnership for United States federal income tax purposes, holds Interests, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold Interests, and partners in such partnerships, should consult their tax advisors.

On December 22, 2017, the United States enacted H.R. 1, informally titled the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act includes significant changes to the Code affecting the Company and its Interest Holders.  Most of the changes applicable to individuals are temporary and, without further legislation, will not apply after 2025. The interpretation of the Tax Act by the IRS and the courts remains uncertain in many respects; Prospective investors should consult their tax advisors specifically regarding the potential impact of the Tax Act on their investment.

You are urged to consult your tax advisor with respect to the application of the United States federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our Interests arising under the United States federal estate or gift tax rules or under the laws of any United States state or local or any foreign taxing jurisdiction or under any applicable tax treaty.

Definitions

U.S. Holder. A “U.S. Holder” includes a beneficial owner of the Interests that is, for U.S. federal income tax purposes, an individual citizen or resident of the United States.

Taxation of each Series of Interests as a “C” Corporation

The Company, although formed as a Delaware series limited liability company eligible for tax treatment as a “partnership,” has affirmatively elected for each Series of Interests, including the Series #69BM1 Interests, Series #88LJ1 Interests, Series #85FT1 Interests, Series #55PS1 Interests, Series #83FB1 Interests, Series #93XJ1 Interests, Series #95BL1 Interests, Series #90FM1 Interests, Series #89PS1 Interests, Series #98DV1 Interests, Series #80LC1

Interests, Series #06FS1 Interests and Series #72FG1 Interests to be taxed as a “C” corporation under Subchapter C of the Code for all federal and state tax purposes. Thus, each Series of Interests will be taxed at regular corporate rates on its income before making any distributions to Interest Holders as described below.

Taxation of Distributions to Investors

Distributions to U.S. Holders out of the Company’s current or accumulated earnings and profits will be taxable as dividends. A U.S. Holder who receives a distribution constituting “qualified dividend income” may be eligible for reduced federal income tax rates. U.S. Holders are urged to consult their tax advisors regarding the characterization of corporate distributions as “qualified dividend income”. Distributions in excess of the Company’s current and accumulated earnings and profits will not be taxable to a U.S. Holder to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder’s Interests. Rather, such distributions will reduce the adjusted basis of such U.S. Holder’s Interests. Distributions in excess of current and accumulated earnings and profits that exceed the U.S. Holder’s adjusted basis in its Interests will be taxable as capital gain in the amount of such excess if the Interests are held as a capital asset. In addition, Section 1411 of the Code imposes a 3.8% tax on certain investment income (the “3.8% NIIT”). In general, in the case of an individual, this tax is equal to 3.8% of the lesser of (i) the taxpayer’s “net investment income” or (ii) the excess of the taxpayer’s adjusted gross income over the applicable threshold amount ($250,000 for taxpayers filing a joint return, $125,000 for married individuals filing separate returns and $200,000 for other taxpayers). In the case of an estate or trust, the 3.8% tax will be imposed on the lesser of (x) the undistributed net investment income of the estate or trust for the taxable year, or (y) the excess of the adjusted gross income of the estate or trust for such taxable year over a beginning dollar amount of the highest tax bracket for such year (for 2018, that amount is $12,700).

Taxation of Dispositions of Interests

Upon any taxable sale or other disposition of our Interests, a U.S. Holder will recognize gain or loss for federal income tax purposes on the disposition in an amount equal to the difference between the amount of cash and the fair market value of any property received on such disposition; and the U.S. Holder’s adjusted tax basis in the Interests. A U.S. Holder’s adjusted tax basis in the Interests generally equals his or her initial amount paid for the Interests and decreased by the amount of any distributions to the Investor in excess of the Company’s current or accumulated earnings and profits. In computing gain or loss, the proceeds that U.S. Holders receive will include the amount of any cash and the fair market value of any other property received for their Interests, and the amount of any actual or deemed relief from indebtedness encumbering their Interests. The gain or loss will be long-term capital gain or loss if the Interests are held for more than one year before disposition. Long-term capital gains of individuals, estates and trusts currently are taxed at a maximum rate of 20% (plus any applicable state income taxes) plus the 3.8% NIIT. The deductibility of capital losses may be subject to limitation and depends on the circumstances of a particular U.S. Holder; the effect of such limitation may be to defer or to eliminate any tax benefit that might otherwise be available from a loss on a disposition of the Interests. Capital losses are first deducted against capital gains, and, in the case of non-corporate taxpayers, any remaining such losses are deductible against salaries or other income from services or income from portfolio investments only to the extent of $3,000 per year.

Backup Withholding and Information Reporting

Generally, the Company must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you.

Payments of dividends or of proceeds on the disposition of the Interests made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person.

Backup withholding is not an additional tax; rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

The preceding discussion of United States federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular United States federal, state and local and foreign tax consequences, if applicable, of purchasing, holding and disposing of our Interests, including the consequences of any proposed change in applicable laws.

WHERE TO FIND ADDITIONAL INFORMATION

The Manager will answer inquiries from potential Investors in Offerings concerning any of the Series of Interests, the Company, the Manager and other matters relating to the offer and sale of the Series Interests under this Offering Circular and Offering Circular Supplements.  The Company will afford the potential Investors in the Interests the opportunity to obtain any additional information to the extent the Company possesses such information or can acquire such information without unreasonable effort or expense that is necessary to verify the information in this Offering Circular.

All potential Investors in the Interests are entitled to review copies of any other agreements relating to any Series of Interests described in this Offering Circular and Offering Circular Supplements, if any.  In the Subscription Agreement, you will represent that you are completely satisfied with the results of your pre-investment due diligence activities.

Any statement contained herein or in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Offering Circular and Offering Circular Supplements to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or replaces such statement.  Any such statement so modified or superseded shall not be deemed to constitute a part of the Offering Circular and Offering Circular Supplements, except as so modified or superseded.

Requests and inquiries regarding the Offering Circular and Offering Circular Supplements should be directed to:

RSE Collection, LLC
41 W 25th Street, 8th Floor

New York, NY 10010

E-Mail: hello@rallyrd.com
Tel: 347-952-8058
Attention: Christopher J. Bruno

We will provide requested information to the extent that we possess such information or can acquire it without unreasonable effort or expense.

RSE COLLECTION, LLC
FINANCIAL STATEMENTS

CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMF-1

RSE COLLECTION, LLC FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE PERIODS THEN ENDED:

Consolidated Balance SheetsF-2

Consolidated Statements of OperationsF-3

Consolidated Statements of Members’ Equity / (Deficit)F-4

Consolidated Statements of Cash FlowsF-5

Notes to Consolidated Financial Statements F-6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

RSE Collection, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RSE Collection, LLC (the "Company") as of December 31, 2017 and 2016, and the related consolidated statements of operations, members' deficit, and cash flows for the year ended December 31, 2017 and the period from August 24, 2016 (inception) through
December 31, 2016, and the related notes (collectively referred to as the "financial statements").  In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for the year ended December 31, 2017 and the period from August 24, 2016 (inception) through December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note A to the financial statements, the Company's lack of liquidity raises substantial doubt about its ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note A.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on the Company's financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

/s/ EisnerAmper LLP

We have served as the Company's auditor since 2017.

EISNERAMPER LLP

New York, New York

April 27, 2018

RSE COLLECTION, LLC

Consolidated Balance Sheets

December 31, 2017 and December 31, 2016

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Operations

Year Ended December 31, 2017 and August 24, 2016 (inception) through December 31, 2016

See accompanying notes, which are an integral part of these financial statements.

F-3

RSE COLLECTION, LLC

Consolidated Statements of Operations

Year Ended December 31, 2017 and August 24, 2016 (inception) through December 31, 2016

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statement of Members’ Equity / (Deficit)

See accompanying notes, which are an integral part of these financial statements.

F-4

RSE COLLECTION, LLC

Consolidated Statement of Members’ Equity / (Deficit)

	Membership Contributions	Capital Contributions	Accumulated Deficit	Total
Members' Equity / (Deficit)
Balance August 24, 2016	$ -	$ -	$ -	$ -
Capital Contributions		1,056		1,056
Net loss for the period from August 24, 2016 (inception) through December 31, 2016			(1,731)	(1,731)
Balance December 31, 2016	-	1,056	(1,731)	(675)
Membership Contributions	73,208			73,208
Capital Contributions		26,202		26,202
Net loss for period ending December 31, 2017			(38,922)	(38,922)
Balance December 31, 2017	$ 73,208	$ 27,258	$ (40,653)	$ (59,813)

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Year Ended December 31, 2017 and August 24, 2016 (inception) through December 31, 2016

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Notes to Audited Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

RSE Collection, LLC (the “Company”) is a Delaware series limited liability company formed on August 24, 2016.  RSE Markets, Inc. is the manager of the Company (the “Manager”) and serves as the asset manager for the collection of collectible automobiles owned by the Company and each underlying series (the “Asset Manager”). The Company was formed to engage in the business of acquiring and managing a collection of collectible automobiles. The Company has created, and it is expected that the Company will create, a number of separate series of interests (each, a “Series” or “Series of Interests”), that each automobile will be owned by a separate Series and that the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors acquire membership interests (the “Interests”) in each Series and will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series.

The Manager is a Delaware corporation formed on April 28, 2016.  The Manager is a technology and marketing company that operates the Rally Rd. platform (the “Rally Rd.TM Platform" or “Platform”) and manages the Company and the assets owned by the Company in its roles as the Manager and manager of the assets of each Series.

The Company intends to sell Interests in a number of separate individual Series of the Company. Investors in any Series acquire a proportional share of income and liabilities as they pertain to a particular Series, and the sole assets and liabilities of any given Series at the time of an offering related to that particular Series a single collector automobile (plus any cash reserves for future operating expenses), which for example, in the case of Series #69BM1 is a 1969 Boss Mustang.  All voting rights, except as specified in the operating agreement or required by law remain with the Manager (e.g., determining the type and quantity of general maintenance and other expenses required, determining how to best commercialize the applicable Series assets, evaluating potential sale offers and the liquidation of a Series). The Manager manages the ongoing operations of each Series in accordance with the operating agreement of the Company, as amended and restated from time to time (the “Operating Agreement”).

OPERATING AGREEMENT

In accordance with the Operating Agreement each interest holder in a Series grants a power of attorney to the Manager. The Manager has the right to appoint officers of the Company and each Series.

After the closing of an offering, each Series is responsible for its own “Operating Expenses” (as defined in Note B(5)). Prior to the closing, Operating Expenses are borne by the Manager and not reimbursed by the economic members. Should post-closing Operating Expenses exceed revenues or cash reserves then the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series and be entitled to reimbursement of such amount from future revenues generated by the Series (“Operating Expenses Reimbursement Obligation(s)”), on which the Manager may impose a reasonable rate of interest, and/or (c) cause additional Interests to be issued in order to cover such additional amounts, which Interests may be issued to existing or new investors, and may include the Manager or its affiliates.

The Manager expects to receive a fee at the closing of each successful offering for its services of sourcing the collectible automobile (the “Sourcing Fee”), which may be waived by the Manager in its sole discretion. In respect to the current offerings, the broker of record offering the securities will receive a fee of 0.75% on Interests sold in an offering, except in respect of Interests sold to the Manager, affiliates of the Manager or the automobile sellers (the “Brokerage Fee”). In the case of the offering for the Series #77LE1 Interests (the “Series #77LE1”) which closed in April 2017, the broker of record received a Brokerage Fee of 1.5% of Interests sold.

At the discretion of the Manager, a Series may make distributions of “Free Cash Flow” (as defined in Note E) to both the holders of economic interests in the form of a dividend and the Manager in the form of a management fee. In the case that Free Cash Flow is available and such distributions are made, at the sole discretion of the Manager, the members will receive no less than 50% of Free Cash Flow and the Asset Manager will receive up to 50% of Free Cash Flow in the form of a management fee for management of the applicable Series Asset. The management fee is accounted for as an expense to the Series rather than a distribution from Free Cash Flow.

RSE COLLECTION, LLC

Notes to Audited Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (CONTINUED)

The Manager is responsible for covering its own expenses.

LIQUIDITY AND CAPITAL RESOURCES

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Neither the Company nor any of the Series has generated profits since inception. The Company has sustained net loss of $38,922 for the year ended December 31, 2017 and has an accumulated deficit of $40,653 as of December 31, 2017. All of the liabilities on the balance sheet as of December 31, 2017 are obligations to third parties or the Manager. All of these liabilities, other than ones for which the Manager does not seek reimbursement, will be covered through the proceeds of future offerings for the various Series of Interests.

Through December 31, 2017, none of the Series have recorded any revenues generated through the utilization of underlying automobile assets. The Company anticipates that it will commence commercializing the collection in the second half of fiscal year 2018. Each Series will continue to incur Operating Expenses including, but not limited to, storage, insurance, transportation and maintenance expenses, on an ongoing basis.

At December 31, 2017, the Company had $5,374 of cash on its balance sheet of which $3,258 is on the books of Series #77LE1. The cash on the books of Series #77LE1 is reserved for financing of post-closing Operating Expenses; however, for the year ended December 31, 2017, the Manager has elected to pay and not be reimbursed for all Operating Expenses related to Series #77LE1, which are accounted for as capital contributions. The remaining cash on the balance sheet of the Company is derived from a loan from an officer of the Manager and is reserved to make additional automobile acquisitions or pay for acquisition expenses, as defined in Note B(6) below, as the case may be. The officer of the Manager will be reimbursed for this remaining amount of cash through the proceeds of future offerings of additional series.

From inception, the Company and the Series have financed their business activities through capital contributions from the Manager or its affiliates to the individual Series. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as the Series’ have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Interests in any individual Series. In addition, parts of the proceeds of future offerings may be used to create reserves for future Operating Expenses for individual series at the sole discretion of the Manager.

INITIAL OFFERINGS

The Company's initial offering for Series #77LE1 issued membership Interests in Series #77LE1. The Company closed this first offering in April 2017 and repaid Loan 1 as described in Note C and funded other offering related fees and expenses with the proceeds of the offering.

The Company’s initial offering for Series #69BM1 Interests (the “Series #69BM1”) was launched in November 2017 but had not closed as of December 31, 2017. Proceeds from the offering for Interests in Series #69BM1 will be used to repay Loan 2 (see Note C) and pay other offering related fees and expenses. At December 31, 2017 Series #69BM1 had not started operations and had no capitalization, assets or liabilities.

The Company’s initial offering for Series #85FT1 Interests (the “Series #85FT1”) was launched in November 2017 but had not closed as of December 31, 2017. Proceeds from the offering for Interests in Series #85FT1 will be used to repay Loan 4 (see Note C) as well as third-party debt (see Note D) and pay other offering related fees and expenses. At December 31, 2017 Series #85FT1 had not started operations and had no capitalization, assets or liabilities.

At December 31, 2017, the Company had not commenced an initial offering for Series #88LJ1, Series #55PS1, Series #83FB1 or Series #93XJ1 interests, and none of these Series had started operations nor had any of these Series been capitalized or have assets or liabilities.

RSE COLLECTION, LLC

Notes to Audited Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (CONTINUED)

Please see Note G, Subsequent Events for additional details on launches and closings of offerings in 2018.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

The consolidated financial statements include the accounts of RSE Collection, LLC and the accounts of Series #77LE1. Interests in Series #77LE1 were issued under Rule 506(c) of Regulation D and were thus not qualified under the Company’s offering circular (as amended), and thus separate financial statements for Series #77LE1 are not presented.

2.Use of Estimates:

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near-term due to one or more future confirming events.  Accordingly, the actual results could differ significantly from our estimates.

3.Cash and Cash Equivalents:

The Company considers all short-term investments with an original maturity of three months or less when purchased, or otherwise acquired, to be cash equivalents. At December 31, 2017 the Company had $5,374 of cash on its balance sheet of which $3,258 is on the books of Series #77LE1.

4.Offering Expenses:

Offering expenses relate to the offering for a specific Series consist of underwriting, legal, accounting, escrow, compliance, filing and other expenses incurred through the balance sheet date that are directly related to a proposed offering and will generally be charged to members' equity upon the completion of the proposed offering. Offering expenses that are incurred prior to the closing of an offering for such Series, are being funded by the Manager and will generally be reimbursed through the proceeds of the offering related to the Series. However, the Manager has agreed to pay and not be reimbursed for offering expenses incurred with respect to the offerings for Series #77LE1, Series #69BM1, Series #88LJ1, Series #85FT1, Series #55PS1, Series #83FB1 and Series #93XJ1 and potentially other future offerings. Should the proposed offering prove to be unsuccessful, these costs, as well as additional expenses to be incurred, will be charged to the Manager.

In addition to the discrete offering expenses related to a particular Series, the Manager has also incurred legal, accounting, user compliance expenses and other offering related expenses of approximately $315,000 during the year ended December 31, 2017 in order to set up the legal and financial framework and compliance infrastructure for the marketing and sale of any offerings. The Manager treats these expenses as operating expenses related to the Manager’s business and will not be reimbursed for these through any activities or offerings related to the Company or any of the Series.

RSE COLLECTION, LLC

Notes to Audited Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

5.Operating Expenses:

Operating Expenses related to a particular automobile include storage, insurance, transportation (other than the initial transportation from the automobiles location to the Manager’s storage facility prior to the offering, which is treated as an “Acquisition Expense”, as defined below), maintenance, professional fees such as annual audit and legal expenses and other automobile specific expenses as detailed in the Manager’s allocation policy.  We distinguish between pre-closing and post-closing Operating Expenses. Operating Expenses are expensed as incurred.

Except as disclosed with respect to any future offering, expenses of this nature that are incurred prior to the closing of an offering of Series of Interests are funded by the Manager and are not reimbursed by the Company, the Series or economic members.

Upon closing of an offering, a Series becomes responsible for these expenses and finances them either through revenues generated by a Series or available cash reserves at the Series. Should revenues or cash reserves not be sufficient to cover operating expenses the Manager may, but is not required to, (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series at a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by the Series (“Operating Expenses Reimbursement Obligations”), or (c) cause additional Interests to be sold in order to cover such additional amounts.

During the year ended December 31, 2017, the Manager had incurred $22,617 of pre-closing Operating Expenses related to Series #77LE1 (prior to the closing of its offering in April 2017), Series #69BM1, Series #88LJ1 and Series #85FT1. Since these expenses are incurred prior to the offering’s closing, they are borne by the Manager and not reimbursed. The unreimbursed expenses are accounted for as a capital contribution to the Company. There were no Operating Expenses incurred related to Series #83FB1 and Series #93XJ1 during the year ended December 31, 2017.

During the year ended December 31, 2017, the Series #77LE1 had incurred $3,118 of post-closing operating expenses. Since these expenses are incurred after the closing of the offering for Series #77LE1 Interests, they are the responsibility of the Series. Of the $3,118, $401 have been incurred, but not yet paid and are accounted for in accounts payable on the balance sheet of the Series #77LE1. The Manager has funded the remaining $2,717, plus an additional $73 in prepaid insurance during the year ended December 31, 2017. Solely in the case of Series #77LE1, the Manager has elected that these expenses for the year ended December 31, 2017 will be borne by the Manager and not reimbursed and are accounted for as capital contributions by the Manager for the Series #77LE1.

6.Capital Assets:

Automobile assets are recorded at cost. The cost of the automobile includes the purchase price, including any deposits for the automobiles funded by the Manager, the Sourcing Fee, Brokerage Fee and “Acquisition Expenses”, which include transportation of the automobile to the Manager’s storage facility, pre-purchase inspection, pre-offering refurbishment, and other costs detailed in the Manager’s allocation policy.

The Company treats automobile assets as collectible and therefore the Company will not depreciate or amortize the collectible automobile assets going forward. The collectible automobiles are considered long-lived assets and will be subject to an annual test for impairment. These long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

RSE COLLECTION, LLC

Notes to Audited Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company, through loans from the Manager, officers of the Manager and third-parties invested $202,500 in collectible automobile assets and associated purchase options in the year ended December 31, 2017.

Acquisition Expenses related to a particular Series are initially funded by the Manager but may be reimbursed with the proceeds from an offering related to such Series, to the extent described in the applicable offering document. Acquisition Expenses are capitalized into the cost of the automobile as per the table below.

Should a proposed offering prove to be unsuccessful, the Company will not reimburse the Manager and these expenses will be accounted for as capital contributions. For the year ended December 31, 2017, $24,040 of Acquisition Expenses related to the registration, transportation, inspection, marketing material creation and repair of the collectible automobiles were incurred.

As of December 31, 2017
			Capitalized Costs
	Applicable Series	Automobile	Purchase Price / Down payment	Transportation	Pre-Purchase Inspection	Repairs	Registration	Marketing Materials	Total

Automobile 1	#77LE1	1977 Lotus Esprit S1	$69,400	$550	–	–	$237	–	$70,187

Automobile 2	#69BM1 (1)	1969 Boss 302 Mustang	$102,395	$2,600	$1,000	–	$271	–	$106,266

Automobile 3	#88LJ1 (1)	1988 Lamborghini Jalpa	$127,176	$1,650	$720	$2,565	$271	–	$132,382

Automobile 4	#85FT1 (1)	1985 Ferrari Testarossa	$172,500	$2,498	$557	–	$271	–	$175,826

Automobile 5	#55PS1 (2)	1955 Porsche Speedster	$30,000	–	$400	–	–	$600	$31,000

Automobile 6	#93XJ1 (2,3)	1993 Jaguar XJ220	–	–	–	$12,500	–	–	$12,500

Automobile 7	#83FB1 (2)	1983 Ferrari 512 BBI	–	–	–	–	–	–	–

Total			$501,471	$7,298	$2,677	$15,065	$1,050	$600	$528,161

(1)To be owned by the applicable Series as of the closing of the applicable offering.  At December 31, 2017 owned by RSE Collection, LLC and not by any Series.

(2)To be owned by the applicable Series as of the closing of the applicable offering.  At December 31, 2017 RSE Collection, LLC had paid a $30,000 non-refundable deposit toward a purchase option to acquire #55PS1.  The Company is accruing 5.33% interest on the remaining $375,000 purchase price, which is recognized as Purchase Option Expense on the Company’s Statements of Operations.

(3)The Company agreed to pay up to $25,000 for repairs for #93XJ1, of which $12,500 has been paid as of December 31, 2017.

7.Members’ Equity:

Members’ equity for the Company and any Series consists of capital contributions from the Manager, or its affiliates, Membership Contributions and the Net Operating Loss for the period.

Whereby capital contributions from the Manager are made to cover Operating Expenses (as described in Note B(5) above), such as storage, insurance, transportation and ongoing accounting and legal expenses incurred by the Company or any of the Series, for which the Manager has elected not to be reimbursed. For the year ended December 31, 2017, the Company received capital contributions from the Manager of $26,202 of which $2,790 were related to Series #77LE1.

RSE COLLECTION, LLC

Notes to Audited Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Members’ equity in Membership Contributions issued in a successful closing of an offering for a particular Series are calculated by taking the amount of membership interests sold in an offering, net of Brokerage Fee and Sourcing Fee as described below. In the case of a particular offering, the Brokerage Fee and Sourcing Fee related to the offering are paid from the proceeds of any successfully closed offering.

These expenses will not be incurred by the Company or the applicable Series if an offering does not close. During the year ended December 31, 2017, $1,049 of Brokerage Fees and $3,443 of Sourcing Fees were paid with respect to the offering for Series #77LE1 Interests using proceeds from the offering, which closed in April 2017. These fees are netted against the total membership interests sold in the offering for Series #77LE1 of $77,700 resulting in a Membership Interest balance of $73,208.

8.Income taxes:

Each existing Series has elected and qualified, and the Company intends that each future Series will elect and qualify, to be taxed as a corporation under the Internal Revenue Code of 1986.  Each separate Series intends to be accounted for as described in ASC Topic 740, "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes.  Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The master series of the Company intends to be taxed as a “partnership” or a “disregarded entity” for federal income tax purposes and will not make any election or take any action that could cause it to be separately treated as an association taxable as a corporation under Subchapter C of the Code.

9.Earnings per membership interest:

Upon completion of an offering, each Series intends to comply with accounting and disclosure requirement of ASC Topic 260, "Earnings per Share." For each Series, earnings per membership Interest will be computed by dividing net income for a particular Series by the weighted average number of outstanding Interests in that particular Series during the period.

NOTE C - RELATED PARTY TRANSACTIONS

The managing member of the Company is the Manager. The Company will admit additional members to each of its Series through the offerings for each Series. By purchasing an Interest in a Series of Interests, the investor is admitted as a member of the Company and will be bound by the Company's Operating Agreement. Under the Operating Agreement, each investor grants a power of attorney to the Manager. The Operating Agreement provides the Manager with the ability to appoint officers.

Individual officers of the Manager have made loans to the Company to facilitate the purchase of collectible automobiles prior to the closing of a Series’ offering.  Each of the loans and related interest will be paid by the Company through proceeds of the offering associated with a Series. Once the Series repays the Company and other parties, such as the Manager and the Broker and their respective affiliates, from the proceeds of a closed offering, the automobiles will be transferred to the related Series and it is anticipated that no Series will bear the economic effects of any loan made to purchase another automobile. Of the 5 loans made to the Company, 4 were still outstanding at December 31, 2017 after the closing for the first offering for Series #77LE1 in April 2017:

RSE COLLECTION, LLC

Notes to Audited Consolidated Financial Statements

NOTE C - RELATED PARTY TRANSACTIONS (CONTINUED)

Loan 1: On October 3, 2016, an officer of the Manager made a loan of $69,400 to the Company, accruing interest at 0.66% per year. The collectible automobile purchased with the loan was subsequently transferred to the Series #77LE1 in April 2017 with the closing of the completed offering outlined in Note A. In addition to the principal amount, there was $241 of accrued interest outstanding on this loan at the closing of the offering for Series #77LE1. The principal amount of this loan was paid off and immediately relent to the Company and proceeds have been used as described in Loan 4 and Loan 5, with $1,900 remaining outstanding at no interest.

Loan 2: On October 31, 2016, an officer of the Manager made a loan of $97,395 to the Company, accruing interest at 0.66% per year. This loan is anticipated to be repaid with the proceeds of the offering for Series #69BM1 Interests. In addition to the principal amount, there was $750 of accrued interest outstanding on this loan as of December 31, 2017.

Loan 3: On November 23, 2016, an officer of the Manager made a loan of $119,676 to the Company, accruing interest at 0.68% per year.  This loan is anticipated to be repaid with the proceeds of the offering for Series #88LJ1 Interests. In addition to the principal amount, there was $899 of accrued interest outstanding on this loan as of December 31, 2017.

Loan 4: On June 1, 2017, an officer of the Manager made a loan of $47,500 to the Company, accruing interest at 1.18% per year.  This loan is anticipated to be repaid with the proceeds of the offering for Series #85FT1 Interests. In addition to the principal amount, there was $328 of accrued interest outstanding on this loan as of December 31, 2017.

Loan 5: On July 1, 2017, an officer of the Manager made a loan of $20,000 to the Company, accruing interest at 1.22% per year.  This loan is anticipated to be repaid with the proceeds of the offering for Series #55PS1 Interests. In addition to the principal amount, there was $123 of accrued interest outstanding on this loan as of December 31, 2017.

	Series	Principal	Accrued Interest
Loan 1	#77LE1	$69,400	$241

Loan 2	#69BM1	97,395	750

Loan 3	#88LJ1	119,676	899

Loan 4	#85FT1	47,500	329

Loan 5	#55PS1	20,000	123

Additional		1,900	–

Amounts repaid in 2017		(69,400)	–

Total		$286,471	$2,341

The Company intends to repay any such outstanding related-party loans plus accrued interest upon completion of the applicable related offerings. Please see Note G – Subsequent Events for additional details on loans repaid in 2018.

RSE COLLECTION, LLC

Notes to Audited Consolidated Financial Statements

NOTE D €EBT

In addition to loans from officers of the Manager, the Company from time to time will receive loans from third-party lenders for the purposes of financing automobile acquisitions or acquisition related expenses.

The Company obtained a loan on June 21, 2017, to finance the acquisition of the Series #85FT1 asset, a Ferrari Testarossa. The loan had an original principal amount of $125,000 from J.J. Best Banc & Co, pays cash interest at a rate of 6.99% per annum and has a five-year maturity with no pre-payment penalties.  The interest and principal on the loan are cash pay with a monthly payment of $2,488. At December 31, 2017, the Company had incurred $4,458 of interest expenses related to this loan of which $220 were accrued. In addition, $10,691 of principal payments had been made on the loan as of December 31, 2017. The outstanding balance of the loan at December 31, 2017 was $114,310.

Both cash interest and principal payments are made by the Manager on behalf of the Company and the Manager will be reimbursed with the proceeds from the offering for Series. In addition, any principal and accrued interest amounts outstanding on the loan at the time of the closing of the offering for Series #85FT1 will be repaid with the proceeds from the offering. Solely in the case of Series #85FT1 has the Manager agreed to pay for any shortfalls in principal and accrued interest repayment on the loan should the proceeds of the offering for Series #85FT1 not cover the full amounts. The loan was repaid in February 2018 (see Note G).

NOTE E - REVENUE, EXPENSE AND COST ALLOCATION METHODOLOGY

The Company distinguishes expenses and costs between those related to the purchase of a particular automobile asset and Operating Expenses related to the management of such automobile assets.

Fees and expenses related to the purchase of an underlying automobile asset include Offering Expenses, Acquisition Expenses, Brokerage Fee and Sourcing Fee.

Within Operating Expenses, the Company distinguishes between Operating Expenses incurred prior to the closing of an offering and those incurred after the close of an offering. Although these pre- and post- closing Operating Expenses are similar in nature and consist of expenses such as storage, insurance, transportation, maintenance and ongoing legal and accounting expenses associated with a Series, pre-closing Operating Expenses are borne by the Manager and are not expected to be reimbursed by the Company or the economic members. Post-closing Operating Expenses are the responsibility of each Series of Interest and may be financed through (i) revenues generated by the Series or cash reserves at the Series or (ii) contributions made by the Manager, for which the Manager does not seek reimbursement or (iii) loans by the Manager, for which the Manager may charge a reasonable rate of interest or (iv) issuance of additional Interest in a Series.

Allocation of revenues and expenses and costs will be made amongst the various Series in accordance with the Manager's allocation policy. The Manager's allocation policy requires items that are related to a specific Series to be charged to that specific Series. Items not related to a specific Series will be allocated pro rata based upon the value of the underlying automobile assets or the number of automobiles, as stated in the Manager’s allocation policy and as reasonably determined by the Manager. The Manager may amend its allocation policy in its sole discretion from time to time.

Revenue from the anticipated commercialization of the collection of automobiles will be allocated amongst the Series whose underlying automobiles are part of the commercialization events, based on the value of the underlying automobile assets. No revenues have been generated to date.

Offering Expenses, other than those related to the overall business of the Manager (as described in Note B(4)) are funded by the Manager and generally reimbursed through the Series proceeds upon the closing of an offering. No Offering Expenses related to the Company or a specific Series have been incurred to date.

RSE COLLECTION, LLC

Notes to Audited Consolidated Financial Statements

NOTE E - REVENUE, EXPENSE AND COST ALLOCATION METHODOLOGY (CONTINUED)

Acquisition Expenses (as described in Note B(6)), are funded by the Manager, and reimbursed from the Series proceeds upon the closing of an offering. The Manager had incurred $24,040 in Acquisitions Expenses at December 31, 2017.

The Sourcing Fee is paid to the Manager from the Series proceeds upon the close of an offering.  The Manager received a Sourcing Fee of $3,443 at the time of the closing for the offering for Series #77LE1 in April 2017. Please see Note G – Subsequent Events for additional information for Sourcing Fee’s related to offerings closed in 2018.

The Brokerage Fee is paid to the broker of record from the Series proceeds upon the closing of an offering. A Brokerage Fee of $1,049 was paid to the broker of record at the time of the closing for the offering for Series #77LE1 in April 2017. Please see Note G – Subsequent Events for additional information for Brokerage Fee’s related to offerings closed in 2018

Operating Expenses (as described in Note B(5)), including storage, insurance, maintenance costs and other Series related Operating Expenses, are expensed as incurred:

oPre-closing Operating Expenses are borne by the Manager and accounted for as capital contributions from the Manager to the Company and are not reimbursed. For the year ended December 31, 2017, $22,617 of pre-closing Operating Expenses were incurred.

oPost-closing Operating Expenses are the responsibility of each individual Series. At December 31, 2017, $3,118 of post-closing Operating Expenses had been incurred related to the closing of the offering for Series #77LE1 in April 2017.

NOTE F - DISTRIBUTIONS AND MANAGEMENT FEES

Any available Free Cash Flow of a Series of Interests shall be applied in the following order of priority, at the discretion of the Manager:

i)Repayment of any amounts outstanding under Operating Expenses Reimbursement Obligations.

ii)Thereafter, reserves may be created to meet future Operating Expenses for a particular Series.

iii)Thereafter, at least 50% (net of corporate income taxes applicable to such Series of Interests) may be distributed as dividends to interest holders of a particular Series.

iv)The Manager may receive up to 50% in the form of a management fee, which is accounted for as an expense to the profit and loss statement of a particular Series and revenue to the Manager.

“Free Cash Flow” is defined as net income (as determined under GAAP) generated by any Series of Interests plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the relevant Series.

As of December 31, 2017, no distributions or management fees were paid by the Company or in respect of any Series.

NOTE G - SUBSEQUENT EVENTS

On February 9, 2018, the Company successfully closed the offering for Series #69BM1. At the close of the Series #69BM1 offering, the Manager received a Sourcing Fee of $2,986 and Series #69BM1 repaid Loan 2, plus accrued interest of $821, made to the Company by the officer of the Manager to purchase its underlying asset. A Brokerage Fee of $778 was paid to the registered broker of record in conjunction with the closing of the offering.

On February 15, 2018, the Company successfully closed the offering for Series #85FT1. The Manager did not receive a Sourcing Fee in connection with the closing and Series #85FT1 repaid Loan 4, plus accrued interest of $401, made to the Company by the officer of the Manager and also repaid the loan, plus accrued interest, from the third-party lender J.J. Best to purchase its underlying asset. A Brokerage Fee of $1,117 was paid to the registered broker of record in conjunction with the closing of the offering.

RSE COLLECTION, LLC

Notes to Audited Consolidated Financial Statements

NOTE G - SUBSEQUENT EVENTS (CONTINUED)

On February 15, 2018, the Company made an additional refundable down-payment of $100,000 toward the purchase price of the Series #55PS1 asset, financed through a loan from an officer of the Manager. This additional down-payment lowered our monthly interest expense payment to the seller from $1,667 to $1,222.

On March 2, 2018, the Company made a refundable down-payment of $170,000 against the purchase price of the Series #93XJ1 Asset, financed through a $25,000 loan from an officer of the Manager and a $145,000 loan from an affiliate of the Manager.

On April 12, 2018, the Company successfully closed the offering for Series #88LJ1. At the close of the Series #88LJ1 offering, the Manager received a Sourcing Fee of $578 and Series #69BM1 repaid Loan 3, plus accrued interest of $1,126, made to the Company by the officer of the Manager to purchase its underlying asset. A Brokerage Fee of $914 was paid to the registered broker of record in conjunction with the closing of the offering.

On April 24, 2018, the Company acquired a 1995 BMW E36 M3 Lightweight (the “Series BMW M3 Lightweight”) for a purchase price of $112,500. The acquisition was financed through a $80,000 loan from J.J. Best, a $10,000 loan from an officer of the Manager and a $22,500 non-interest-bearing down-payment by the Manager.

The Company launched an Offering for Series #55PS1 in the first quarter of 2018 and expects to launch subsequent Offerings for Series #83FB1, Series #93XJ1 and other series in the remainder of 2018.